Confidential Draft Submission No. 4 submitted to the Securities and Exchange Commission on December 28, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dynasty Financial Partners Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7389 (Primary Standard Industrial Classification Code Number)	87-2285565 (I.R.S. Employer Identification Number)
200 Central Avenue, 15th Floor
St. Petersburg, Florida 33701
Telephone: (212) 373-1000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jonathan Morris
Chief Legal and Governance Officer
200 Central Avenue, 15th Floor
St. Petersburg, Florida 33701
Telephone: (212) 373-1000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Mark J. Menting Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Derek Dostal Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE:

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of Class A common stock that may be sold if the underwriters exercise their option to purchase additional shares of Class A common stock from us.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS, DATED         , 2021
         Shares
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Dynasty Financial Partners Inc. We are offering        shares of Class A common stock.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share of our Class A common stock will be between $     and $    . We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol “DSTY”.
We intend to use a portion of the net proceeds of this offering to purchase common units of Dynasty Financial Partners, LLC from existing Dynasty Financial Partners, LLC unitholders, at a per-unit price equal to the per-share price paid by the underwriters for shares of the Class A common stock in this offering. We also intend to use a portion of the net proceeds from this offering to purchase newly issued common units from Dynasty Financial Partners, LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. We expect Dynasty Financial Partners, LLC to use the proceeds for general corporate purposes. In connection with the reorganization transactions taking place contemporaneously with the closing of this offering, members of Dynasty Financial Partners, LLC holding certain Class Q profits interests units will exchange such profits interests units for shares of our Class A common stock.
We are an “emerging growth company” under the federal securities laws and, as such, are eligible for reduced public company reporting and other requirements.
See “Risk Factors” beginning on page 19 to read about risks you should consider before buying shares of the Class A common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Dynasty Financial Partners Inc.	$	$

(1)
See “Underwriting” for a description of all compensation to be paid to the underwriters.

To the extent that the underwriters sell more than           shares of Class A common stock, the underwriters have the option to purchase up to an additional           shares from us at the initial public offering price less the underwriting discount within   days of the date of this prospectus.
The underwriters expect to deliver the shares of Class A common stock against payment on or about        , 2021.
Goldman Sachs & Co. LLCJ.P. Morgan

Prospectus dated        , 2021.

i

Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.
We are responsible for the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered to you. We and the underwriters have not authorized anyone to give you any other information, and take no responsibility for any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date set forth on the cover page of this prospectus.
Except where the context requires otherwise, in this prospectus:
•
“Dynasty,” the “company,” “we,” “us” and “our” refer to Dynasty Financial Partners Inc., a Delaware corporation, and, unless the context otherwise requires, its direct and indirect subsidiaries, and, for periods prior to this offering, “Dynasty,” the “company,” “we,” “us” and “our” refer to Dynasty Financial Partners, LLC and, unless the context otherwise requires, its direct and indirect subsidiaries; and

•
“Dynasty Financial Partners” refers to Dynasty Financial Partners, LLC, a limited liability company organized under the laws of the State of Delaware, and, unless the context otherwise requires, its direct and indirect subsidiaries.

Financial statements and basis of presentation
This prospectus includes (x) audited consolidated statements of financial position of Dynasty Financial Partners, LLC as of December 31, 2020 and December 31, 2019 and consolidated statements of comprehensive income, statements of changes in members’ equity, and statements of cash flows of Dynasty Financial Partners, LLC for the years ended December 31, 2020 and December 31, 2019 and (y) the unaudited condensed statement of financial position of Dynasty Financial Partners, LLC as of September 30, 2021 and unaudited condensed statements of comprehensive income, unaudited condensed statements of changes in members’ equity, and unaudited condensed statements of cash flows of Dynasty Financial Partners, LLC for the nine months ended September 30, 2021 and September 30, 2020. This prospectus also includes the statement of financial position of Dynasty Financial Partners Inc., dated as of August 31, 2021. The other historical financial information of Dynasty Financial Partners Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus. Following the completion of this offering, Dynasty Financial Partners Inc. will be a holding company and its sole material asset will be Class A units of Dynasty Financial Partners, LLC. All of our business has historically been and will continue to be conducted through Dynasty Financial Partners, LLC. The financial results of Dynasty Financial Partners, LLC will be consolidated in the financial statements of Dynasty Financial Partners Inc. following this offering.
Following the completion of this offering, we intend to include the financial statements of Dynasty Financial Partners Inc. and its consolidated subsidiaries in our periodic reports and other filings as required by applicable law and the rules and regulations of the SEC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.
Trademarks and Trade Names
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks or trade names in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by us. Solely for convenience,

ii

the trademarks, service marks and trade names referred to in this prospectus may appear without the
®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.
Market and Industry Data
Certain information contained in “Summary” and “Business” is based on studies, analyses and surveys prepared by Cerulli Associates, Inc. (“Cerulli”) and other third-party sources. This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company data. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

iii

SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma consolidated financial information, each included elsewhere in this prospectus.
Overview
We believe we are a leading provider of technology-enabled wealth management solutions and business services for financial advisory firms primarily focused on serving high net worth (“HNW”) and ultra-high net worth (“UHNW”) clients. As defined by Cerulli, HNW clients are identified as those with $5 million or more investable assets and UHNW clients are identified as those with $20 million or more investable assets. We provide access to a comprehensive platform of software and technology tools, business services and holistic investment management capabilities through an open-architecture platform delivered via a suite of proprietary and third-party technologies integrated within the Dynasty Desktop. Our offerings give our advisory firm clients the freedom to address their clients’ needs in an objective and independent manner. Our technology, tools and services provide advisory firms the supported independence to launch their business, scale their operations and grow their firms — both organically and inorganically — while also allowing them to be more focused on and better-equipped to serve their clients.
The combination of our comprehensive and flexible offering has driven our rapid growth. Since adding our first client in 2011, we have grown to $64.6 billion in Total Assets Under Administration as of September 30, 2021. Our Total Assets Under Administration increased by $8.7 billion, or 24%, from September 30, 2019 to September 30, 2020, and increased by $18.9 billion, or 41%, from September 30, 2020 to September 30, 2021. As of September 30, 2021, we partner with 46 financial advisory firms (“Network Partner Firms”) representing 292 financial advisors with an average assets under administration (“AUA’’) per advisor of $221 million.
We provide our Network Partner Firms a comprehensive suite of technology and business solutions that enable them to better serve their clients and run more efficient and higher growth businesses. Highlights of our solutions include:
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Core Services.   We provide Network Partner Firms the necessary technology solutions and business services to successfully serve their end clients and grow their business. Our transition and consulting team provides business consulting to financial advisors and financial advisory firms at all stages of their business lifecycle — from advisors transitioning to independence, to long established independent advisory firms desiring to scale operations and accelerate growth. In addition, technology underpins the full suite of our Core Services offering and is the foundation of all of the individual components. We enable data-driven critical business processes through cloud based advanced computing, advanced data management and analytics, data integrations, and cloud-based SaaS platforms. Our technology platform provides an integrated experience for the advisor, as well as important technology-driven efficiencies to their businesses. This is augmented by value-add services available to Network Partner Firms including finance, marketing, investments, compliance and practice management. Importantly, working with Dynasty also provides Network Partner Firms access to a community of like-minded entrepreneurs that come together to share ideas and best practices, including at events that we host such as our Annual Partners Summit and Annual Investment Forum.

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Investment Platform.   Our Investment Platform includes our turnkey asset management platform (“TAMP”), which works in concert with our Core Services offering and integrates the research, tools, technology, manager access, operations, and compliance support that allows advisory firms to offer highly professional and scalable investment solutions to their clients. Our investment platform provides comprehensive support, whether advisors choose to manage their own portfolios, select recommended exchange traded funds or separately managed accounts, or outsource some or all aspects of their investment solution to Dynasty’s outsourced

Chief Investment Officer capabilities. When an advisor chooses to use our Chief Investment Officer capabilities, the Company’s registered investment advisor Dynasty Wealth Management, LLC serves as an investment sub-adviser to the relevant Network Partner Firm by making investment decisions with respect to the Network Partner Firm’s client portfolios and provides execution services for the Network Partner Firm. Our Investment Platform is optimized to facilitate a smooth initial launch for new independent advisory firms.
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Capital Strategies.   We offer our Network Partner Firms a range of financing solutions to help them expand, scale and grow their business. We provide financing in the form of loans, minority equity investments and revenue participation interests to our Network Partner Firms. These solutions are structured to provide a flexible menu of capital options for Network Partner Firms while providing appropriate protections and returns for Dynasty.

Our revenue model is primarily composed of fees that are recurring in nature. The primary components of our revenue are generated by our Core Services and Investment Platform offerings which typically charge asset-based fees on the AUA on these platforms, or in limited instances within our Core Services business line as a percentage of total revenue. The remainder of our revenues are generated by fixed fees associated with transition and consulting services and sponsorships of our client events, as well as interest income, revenue share or earnings shares related to our Capital Strategies.
In the nine months ended September 30, 2021 we generated total revenues of $49.2 million, net income of $10.6 million, adjusted EBITDA of $12.0 million, and adjusted net income of $11.2 million compared with $32.7 million, $2.9 million, $3.5 million, and $3.0 million for the nine months ended September 30, 2020, respectively.
In the year ended December 31, 2020 we generated total revenues of $46.2 million, net income of $4.8 million, adjusted EBITDA of $5.6 million, and adjusted net income of $5.0 million compared with $40.5 million, $1.0 million, $2.6 million, and $1.1 million for the year ended December 31, 2019, respectively.
Market Overview
We primarily serve fee-based, independent advisory firms who provide wealth management services to HNW and UHNW investors in the United States. The market for wealth advisory services in the United States is vast, with household net worth of $46.1 trillion as of December 31, 2019, and according to data from the Federal Reserve, total household net worth in the United States grew at a Compound Annual Growth Rate (“CAGR”) of 7.1% from 2010 to 2020.
Approximately 292,000 advisors managed $22.7 trillion of these assets as of December 31, 2019, according to a report by Cerulli, leaving substantial room for growth in Assets under Management (“AUM”). Advisors’ AUM grew at a 7.6% CAGR during the ten-year period ended December 31, 2019, according to Cerulli data.
We are focused on the highest growth areas within the wealth management sector — hybrid and independent registered investment advisors (“RIAs”). According to Cerulli data, the RIA channels experienced the largest increase in AUM over the 5 year period ended December 31, 2019; AUM at hybrid and independent RIAs grew at CAGRs of 12.2% and 10.4%, respectively.
We target both existing independent wealth management firms and advisory teams who are considering separating from their associated broker-dealer, in each case, that typically have an average AUA of $1,300 million or more. Within the latter group, we target both teams whose clients have outgrown the offerings and client-service levels of the broker-dealer environment and established teams at wirehouse broker-dealers who desire a greater level of independence and autonomy in how they engage with and service their clients. According to Cerulli data, total addressable market for breakaway advisors in terms of assets was $529 billion in 2019. The steady trend of large advisors breaking away has continued, with 33 breakaway transactions of over $1 billion recorded in 2020. We have been able to capture this momentum in launching 22 breakaway advisor teams with over $500 million in AUA since 2015, 14 of which were over $1 billion in AUA.

Our Competitive Strengths
For more than a decade, we have championed the benefits of independent wealth management for HNW and UHNW individuals and have contributed to the movement of assets from traditional brokerage channels to the independent channels of wealth management. We are a recognized industry leader and our platform and offering have won multiple awards in recent years. As of September 30, 2021, Network Partner Firms representing more than 292 advisors with $64.6 billion in AUA rely on Dynasty to empower their independence. We believe the following factors drive our competitive strengths:
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Deep Understanding of Our Clients:   Our firm is focused on meeting the needs of wealth advisory firms across their life cycle. This provides us with an in-depth understanding of the needs and challenges that our clients face and makes us well positioned to develop highly attractive products and solutions to meet their needs. This deep understanding has been built through not only our standalone operating history, but the longer-term experience of our management team. Our strong relationship with our clients is evidenced by an average client tenure of over four years.

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Comprehensive Offering:   We provide a full suite of services and technology-enabled solutions that allow advisors to operate, scale and grow independent of the large firms they were captive to previously, enabling them to be more focused on the specialized needs of their clients. The comprehensive nature of our offering positions us to be the single-source service provider to our clients and significantly differentiates us from the disparate point solutions prevalent in the wealth management technology market.

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Scale Provider:   We are able to leverage our size and breadth to invest in maintaining a compelling technology offering while being a partner of choice to third party solution providers to independent wealth firms. This also allows us to offer attractive enterprise level pricing and customer service to our clients as well as access to products and solutions they may not be able to access on their own.

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Modular Technology Solution:   Our technology offering has been designed to integrate with best-in-class providers of technology solutions for wealth managers, such as customer relationship management, performance reporting, and risk management software. We typically offer two to three options for any solution and are able to replace or add options as the landscape evolves and the technologies at the forefront shift. We continually solicit feedback from our clients on how to improve our technology stack. Because these solutions integrate with the Dynasty front-end platform, these changes can be implemented seamlessly with minimal impact to the end-client experience.

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Entrepreneurial Culture:   We are entrepreneurs serving a community of entrepreneurs. Our platform is designed to empower advisors to become CEOs of their own independent firms. We do not take majority ownership positions or enter into majority revenue sharing arrangements with our partner firms, nor do we ever disincentivize our clients from continuing to grow their firms. This partnership approach results in a culture of independence that promotes entrepreneurship, empowering and incentivizing the owners of our partner firms to focus on growing their businesses and providing superior service to their end-clients.

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Experienced and Committed Management Team:   We are led by industry experts who are committed to the future of the Dynasty network. Members of our management team and board of directors have extensive experience in wealth and asset management at both large broker-dealers and as independent advisors. In addition, key members of the management team have meaningful equity ownership in the company and are dedicated to its continued success.

Growth Strategy
Core elements of our growth strategy include:
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Facilitate Existing Network Partner Firm Growth:   The success of our clients is our success. Our offerings help our clients grow their AUA both organically and inorganically. Our

Network Partner Firms, utilizing our highly scalable technology platform and Capital Strategies offerings are also well positioned to participate in the significant consolidation taking place in the wealth management space. In fiscal years 2019 and 2020, our Network Partner Firms have executed 11 tuck-in acquisitions of advisory practices that collectively managed $6.5 billion in AUM at the time of acquisition. According to Cerulli data, as of December 31, 2019, the estimated addressable market for RIA acquisitions over the next 5-10 years was $2.8 trillion in assets, primarily driven by advisor retirements, which we believe will continue to drive growth at our Network Partner Firms and at Dynasty.
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Onboard New Network Partner Firms:   The size of the hybrid and independent channels continues to increase, with AUM growing 12.2% and 10.4%, respectively over the 5 year period ended December 31, 2019, according to Cerulli data. We maintain an active effort to identify and onboard advisors who are contemplating separating from their broker-dealer affiliates, as well as RIAs who are considering changing service providers. In the year ended December 31, 2019, we added 7 new Network Partner Firms to our platform that comprised 22 advisors and $3.9 billion in AUA as of December 31, 2019. In the year ended December 31, 2020, we added 6 new Network Partner Firms that comprised 22 advisors and $2.3 billion in AUA as of December 31, 2020. In the nine months ended September 30, 2021, we added 4 new Network Partner Firms that comprised 22 advisors and $1.7 billion in AUA as of September 30, 2021. These 17 Network Partner Firms in total comprised 101 advisors and $15.4 billion in AUA as of September 30, 2021. We expect to add incremental AUA going forward from recently added Network Partner Firms which are not reflected in the September 30, 2021 AUA balance. On September 21, 2021 we added a Network Partner Firm, which had yet to transition material assets to our platform as of September 30, 2021. In addition, we added another Network Partner Firm in the month of November 2021. Combined these two Network Partner Firms managed approximately $2.6 billion prior to joining our platform and are currently in the process of transitioning assets.

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Increase Network Partner Firms’ Use of Our Broader Capabilities:   As of September 30, 2020 and 2021, the percentage of Total Assets Under Administration that was on our TAMP was 45% and 47% respectively, and as of September 30, 2020 and 2021, 33% and 33% of our Network Partner Firms took advantage of our capital solutions, respectively. We continuously work to improve our offerings to gain wallet share from our existing partners.

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Launch Additional Solutions:   We have a history of product innovation since our founding, and we continue to invest in our offerings to better assist advisory firms. An area of increasing focus for us is the generation and nurturing of end-client leads for our network of advisory firms.

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Complementary Acquisitions:   In addition to our investments in our clients, we continually evaluate acquisition opportunities, particularly for further integrating select elements of our technology stack and supply chain that would enable us to better serve advisory firms and further integrate our offerings. We believe we are well positioned to execute accretive acquisitions given our ability to direct new solutions to our large group of Network Partner Firms.

Risk Factors
An investment in our Class A common stock involves substantial risks and uncertainties. These risks and uncertainties include, among others, the following:
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Our revenue may fluctuate from period to period, which could cause our share price to fluctuate.

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We derive a substantial portion of our revenue from the delivery of wealth management solutions to financial advisory firms serving HNW and UHNW clients in the financial advisory industry and our revenue could suffer if that industry experiences a downturn.

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Changes in market and economic conditions could lower the value of assets on which we earn revenue and could decrease the demand for our wealth management solutions.

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Our results of operations are heavily dependent on the success of our Network Partner Firms, which are subject to increasing competitive risks, and our results of operations are subject to their operational disruptions or mismanagement.

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Our success depends, in part, upon our ability to provide attractive opportunities to financial advisors seeking independence from traditional brokerages and wirehouses, and if we are not successful in attracting suitable financial advisors, it may have an adverse effect on the growth of our revenues and earnings.

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Our growth strategy includes growing through making minority equity investments and providing revenue participation interests in our Network Partner Firms, each of which involve a number of risks.

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We operate in an intensely competitive industry, with many firms competing for business from financial advisors on the basis of the quality and breadth of wealth management solutions, ability to innovate, reputation and the prices of services, among other factors, and this competition could hurt our financial performance.

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We must continue to introduce new wealth management solutions, and enhancements thereon, to address our clients’ changing needs, market changes and technological developments, and a failure to do so could have a material adverse effect on our results of operations, financial condition or business.

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If our reputation is harmed, our results of operations, financial condition or business could be materially adversely affected.

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We rely on our key personnel for the stability and growth of our business and future success.

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Our failure to successfully execute the transition of a Network Partner Firm from their existing platform to our platform in a timely and accurate manner could have a material adverse effect on our results of operations, financial condition or business.

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We are exposed to data and cybersecurity risks that could result in data breaches and service interruptions, which could cause harm to our reputation or significant liability.

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Our operations are subject to extensive government regulation, and compliance failures or regulatory action against us could adversely affect our results of operations, financial condition or business.

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If we are not able to satisfy data protection, security, privacy and other government- and industry-specific requirements, laws or regulations, our results of operations, financial condition or business could be harmed.

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If we fail to adequately obtain, maintain, protect, enforce or defend our intellectual property and proprietary rights, our competitive position could be impaired, our reputation could be harmed and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

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If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

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The duration of COVID-19 outbreak and its ultimate impact on our business remains uncertain.

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Our internal reorganization may adversely affect our relationship with certain employees.

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Certain existing holders of equity interests in Dynasty Financial Partners will collectively hold a substantial percentage of the voting power of our common stock.

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We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations.

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We may be required to register as an investment company under the Investment Company Act if an exclusion or safe harbor currently available to us is no longer available to us, and, as a result, we may become subject to regulatory action or third-party claims, which could have a material adverse effect on our business, results of operations and financial condition.
The foregoing is not a comprehensive list of the risks and uncertainties we face. Investors should carefully consider all of the information in this prospectus, including information under “Risk Factors”, prior to making an investment in our Class A common stock.
Our Structure and Reorganization
The diagram below depicts our organizational structure immediately after this offering and related transactions.

Public and Other Class A Common Shareholders
Existing Unitholders of Dynasty Financial Partners, LLC (other than Class B Unitholders)
Existing Class B Unitholders
Class A common stock
% voting rights
% economic rights
Class C common stock
% voting rights
No economic rights
Common Equity Units
% economic rights
Dynasty Financial Partners Inc. (Dynasty)
Class B common stock(1)
% voting rights
No economic rights
Common Equity Units
% economic rights
Dynasty Financial Management, LLC
Sole managing member
Common Units
% economic rights
Common Units
% economic rights
Dynasty Financial Partners, LLC

(1)
Each share of Class B common stock will entitle its holder to five votes per share.

Following the transactions described below, we will conduct all of our business activities through operating subsidiaries of our direct subsidiary Dynasty Financial Partners, an intermediate holding company of which we are the managing member. Net profits and net losses of Dynasty Financial Partners will be allocated, and distributions of profits will be made, approximately    % to us and    % to Dynasty Financial Management, LLC (or    % and    %, respectively, if the underwriters exercise their option to purchase additional shares in full), immediately after giving effect to the transactions described herein. See “Our Structure and Reorganization”.
Reorganization Transactions
We were incorporated in Delaware on August 16, 2021. We will enter into a series of transactions to reorganize our capital structure in connection with this offering. We refer throughout this prospectus to the transactions described below as the reorganization transactions or the reorganization. The reorganization transactions are designed to create a capital structure that preserves our ability to conduct our business through Dynasty Financial Partners (a limited liability company), while permitting us to raise additional capital and provide access to liquidity through a public company. Multiple classes of securities at the public company level are necessary to achieve these objectives and maintain a governance structure that resembles the current structure of Dynasty Financial Partners.
Common and Profits interests units.   The issued and outstanding membership interests in Dynasty Financial Partners currently consist of Class A, Class B and Class C capital interests and

Class P and Q profits interests. Each Class B capital interest entitles its holder to five votes, whereas each Class A and C capital interest entitles its holder to one vote.
Revisions to our Organization and Capitalization Structure.   Immediately prior to the consummation of this offering, Dynasty Merger Sub, LLC, an indirect wholly-owned subsidiary of Dynasty Financial Partners and direct wholly-owned subsidiary of Dynasty Financial Management, LLC, that we will form for the purpose of the merger, will merge with and into Dynasty Financial Partners, resulting in Dynasty Financial Management, LLC becoming the sole member of Dynasty Financial Partners immediately after the merger. As a result of the merger,
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each unit of Class A or Class C capital interest in Dynasty Financial Partners will be converted into the right to receive (x) one common equity unit in Dynasty Financial Management, LLC and (y) one share of Class C common stock of Dynasty;

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each unit of Class B capital interest in Dynasty Financial Partners will be converted into the right to receive (x) one common equity unit in Dynasty Financial Management, LLC and (y) one share of Class B common stock of Dynasty;

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each unit of Class P profits interest in Dynasty Financial Partners will be converted into the right to receive (x) the appropriate conversion number of common equity units in Dynasty Financial Management, LLC based on the profits interests conversion formula below and (y) an equal number of shares of Class C common stock of Dynasty;

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each unit of Class Q profits interest in Dynasty Financial Partners issued prior to January 1, 2021 held by a holder that does not hold any other Class A, B or C capital interest, Class P profits interest or Class Q profits interest issued after January 1, 2021(the “Qualified Pre-2021 Class Q Interests”) will be entitled to receive (x) the appropriate conversion number of shares of Class A common stock of Dynasty based on the profits interests conversion formula below and (y) an amount in cash from Dynasty Financial Partners equal to   % of the gross IPO price (as defined below). Any shares of Class A common stock and any corresponding cash amount issued in exchange for an unvested Class Q profits interest shall be subject to the same vesting schedule as the unvested Class Q profits interests from which they were converted; and

•
each unit of Class Q profits interest in Dynasty Financial Partners that is not a Qualified Pre-2021 Class Q Interest will be entitled to receive (x) the appropriate conversion number of common equity units in Dynasty Financial Management, LLC based on the profits interests conversion formula below; provided such common equity units in Dynasty Financial Management, LLC shall be subject to the same vesting schedule applicable to such Class Q profits interests immediately prior to this offering and related transactions and (y) an equal number of shares of Class C common stock of Dynasty.

With respect to profits interests above, the “appropriate conversion number” is equal to the quotient of (1) the excess, if any, of (A) the public offering price per share of the Class A common stock of Dynasty in the IPO before any discounts or underwriting commissions (the “gross IPO price”) over (B) the threshold price of such unit of profits interest, divided by (2) the gross IPO price.
In addition, immediately prior to the consummation of this offering, the limited liability company agreement of Dynasty Financial Partners will be amended and restated to effect such reclassification and to appoint Dynasty as the sole managing member of Dynasty Financial Partners. As sole managing member, we will control Dynasty Financial Partners’ management. As a result, the financial results of Dynasty Financial Partners will be consolidated in our financial statements. Upon the consummation of this offering, Dynasty will use a portion of the net proceeds of this offering to purchase common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders (after such unitholders exercise their right to receive common units of Dynasty Financial partners from Dynasty Financial Management, LLC in exchange for such common equity units), and will use a portion of the net proceeds from this offering to purchase a number of newly issued common units from Dynasty Financial Partners. Dynasty Financial Partners will apply the net proceeds it receives as described under “Use of Proceeds”. We describe the terms of the amended and restated limited liability company agreement of

Dynasty Financial Partners under “Our Structure and Reorganization — Offering Transactions — Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners”.
Following the first anniversary of the consummation of this offering, holders of common equity units in Dynasty Financial Management, LLC will have the right to receive from Dynasty Financial Management, LLC common units of Dynasty Financial Partners, which will be exchangeable for shares of our Class A common stock, subject to certain restrictions, as described under “Our Structure and Reorganization — Offering Transactions — Exchange Agreement”. We will not have any profits interests units after the consummation of this offering.
Capital Stock.   Immediately prior to the consummation of this offering, we also will amend and restate our articles of incorporation to authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock. Our common stock will have the terms described below and, in more detail, under “Description of Capital Stock”:
•
Class A Common Stock.   We will issue shares of our Class A common stock to the public in this offering. In addition, as part of the merger that is consummated immediately prior to the consummation of this offering, we will issue Class A common stock in exchange for certain Class Q profits interests units held by members of Dynasty Financial Partners. Each share of Class A common stock will entitle its holder to one vote and economic rights in Dynasty (including rights to dividends or distributions upon liquidation).

•
Class B Common Stock.   As part of the merger that is consummated immediately prior to the consummation of this offering, we will issue shares of our Class B common stock to certain holders of common units of Dynasty Financial Partners, which generally consist of our founders, in amounts equal to the number of common units that such holders hold at such time. Each share of our Class B common stock will entitle its holder to five votes per share but will have no economic rights in Dynasty (including no rights to dividends or distributions upon liquidation).

•
Class C Common Stock.   As part of the merger that is consummated immediately prior to the consummation of this offering, we will issue shares of our Class C common stock to certain holders of common units and profits interests units of Dynasty Financial Partners, which generally consist of initial outside investors, in amounts equal to the number of common units and the appropriate conversion number of profits interests that such holders hold at such time. Each share of Class C common stock will entitle its holder to one vote per share but will have no economic rights (including no rights to dividends or distributions upon liquidation).

Exchange Agreement.   Immediately prior to the consummation of this offering, we will enter into an exchange agreement with the holders of common units of Dynasty Financial Partners. Following the first anniversary of the consummation of this offering, subject to certain restrictions, each holder of Dynasty Financial Management, LLC will have the right to receive from Dynasty Financial Management, LLC common units of Dynasty Financial Partners, which such holders and certain permitted transferees will have the right to then exchange (together with an equal number of shares of our Class B or Class C common stock, as applicable) for shares of our Class A common stock on a one-for-one basis. As the holders of common equity units of Dynasty Financial Management, LLC exchange common units of Dynasty Financial Partners for shares of our Class A common stock, we will receive a number of common units of Dynasty Financial Partners equal to the number of shares of our Class A common stock that they receive, the holders’ common equity units of Dynasty Financial Management, LLC will be cancelled, and an equal number of shares of our Class B or Class C common stock, as applicable, will also be cancelled. See “Our Structure and Reorganization — Offering Transactions — Exchange Agreement” for more detailed information concerning the exchange rights, including a diagram that illustrates the exchange of common units of Dynasty Financial Partners for shares of our capital stock.
Transfer Restrictions.   Subject to certain restrictions, holders of substantially all of the common equity units of Dynasty Financial Management, LLC, including all of our executive officers, will have the right to receive from Dynasty Financial Management, LLC common units of Dynasty Financial Partners, which will be exchangeable for shares of our Class A common stock (or restricted shares of our Class A common stock, in the case of exchange of unvested units) following the first anniversary of the consummation of this offering.
Registration Rights Agreement.   In connection with this offering, we will enter into a registration rights agreement with the holders of common equity units of Dynasty Financial Management, LLC, pursuant to which holders of the shares of our Class A common stock issued upon exchange of their common units of Dynasty Financial Partners will have certain registration rights. See “Our Structure and Reorganization — Offering Transactions — Registration Rights Agreement” for a description of the registration rights agreement.
Tax Receivable Agreement.   Upon the closing of this offering, we will enter into a tax receivable agreement (the “Tax Receivable Agreement”), pursuant to which we generally will be required to pay to certain existing owners of Dynasty Financial Partners 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any step-up in tax basis in Dynasty Financial Partners’ assets resulting from (a) our purchase of common units of Dynasty Financial Partners for cash or the exchange of common units of Dynasty Financial Partners (along with the corresponding shares of our Class B or Class C common stock) for shares of our Class A common stock and (b) payments under the Tax Receivable Agreement, (ii) certain prior distributions by Dynasty Financial Partners and prior transfers or exchanges of limited liability company interests which resulted in tax basis adjustments to the assets of Dynasty Financial Partners and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement. Under the Tax Receivable Agreement, we generally will retain the benefit of the remaining 15% of the applicable tax savings. See “Our Structure and Reorganization — Tax Receivable Agreement”.
Emerging Growth Company Status
We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions until we are no longer an emerging growth company.
In addition, Section 107 of the Jumpstart Our Business Startups Act (the “JOBS Act”) also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
For a description of the qualifications and other requirements applicable to emerging growth companies, please read “Risk Factors — Risks Related to the Offering and our Class A Common Stock — For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies”.

Our Corporate Information
Our principal offices are located at 200 Central Avenue, 15th Floor, St. Petersburg, Florida 33701, and our telephone number is (212) 373-1000. Our internet site is www.dynastyfinancialpartners.com. Our website and the information contained therein or accessible through it are not incorporated into this prospectus or the registration statement of which it forms a part. The company was incorporated in Delaware on August 16, 2021.
“Dynasty,” the Dynasty design logo and other Dynasty tradenames and service marks in use generally and included in this prospectus are the property of Dynasty Financial Partners, Inc. and certain of our subsidiaries. Trade names, trademarks and service markets of other companies appearing in this prospectus are the property of the respective holders.
Recent Developments
Subsequent to September 30, 2021, Dynasty Financial Partners entered into investment agreements with certain of the Network Partner Firms (“2021 Investment Agreements”), pursuant to which Dynasty Financial Partners acquired a minority equity interest in 3 Network Partner Firms and a revenue participation interest in 4 Network Partner Firms, the terms of which are described below.
As consideration for the investments, Dynasty Financial Partners paid $1.787 million in cash and issued $7.809 million in aggregate principal amount of notes (the “Exchangeable Notes”), which pay interest at a rate equal to the short-term applicable federal rate, to the Network Partner Firms that entered into 2021 Investment Agreements. At the holder’s option, the Exchangeable Notes are exchangeable into a number of shares of our Class A common stock equal to the principal amount of the relevant note divided by the public offering price of our Class A common stock. If the Exchangeable Note is not converted, repaid or redeemed in advance of the one year anniversary of the issuance date, the Exchangeable Note and interest received will automatically be repaid in full and the investment in the Network Partner Firm extinguished.
Minority Equity Investments
Dynasty Financial Partners also funded minority equity investments totaling $5.175 million (the “2021 Minority Equity Investment Agreements”) in exchange for a weighted average equity ownership interest of 14%. While these investments are outstanding, we have rights typical of a minority investor, which generally include access to books and records, access to capital proceeds in the event of a sale, tag along and drag along rights, certain consent rights, and a put right in instances of a material breach, default or bankruptcy.
Revenue Participation Interests
Similarly to previously issued revenue participation interests, Dynasty Financial Partners funded RPI investments totaling $4.421 million in exchange for a contractual right to a percentage of each such Network Partner Firm’s revenue at a weighted average revenue share of 6% (the “2021 RPI Investment Agreements”). The terms of the newly issued revenue participation interests allow participating Network Partner Firms to repurchase the respective revenue participation interest after a certain period of time, which usually ranges from three to five years after the launch of their operations, by paying a make-whole amount to Dynasty Financial Partners.
In addition, the terms of the 2021 RPI Investment Agreements may, but do not always provide that the participation percentage will be adjusted on or near the one year anniversary of the launch of the Network Partner Firm’s business to align with the actual revenue of the Network Partner Firm at that time.
Diligence Process
As part of the services engagement, Dynasty Financial Partners gains familiarity with each Network Partner Firm’s business and is able to assess the Network Partner Firm’s ability and capabilities to operate as an independent registered investment adviser, the potential need for capital and whether the Network Partner Firm would be interested in these new investment opportunities. Dynasty Financial Partners has offered to enter into investment agreements with such Network Partner Firms.

As with all other capital solutions we offer, Dynasty Financial Partners’ Capital Committee met and conducted due diligence that we deemed reasonable and appropriate for each Network Partner Firm that was considered for the 2021 Investment Agreements. Areas evaluated by the Capital Committee included revenue history, mix of business, compliance background, client concentration risk, key man risk, growth prospects and business strategy of the relevant Network Partner Firm.

THE OFFERING
Class A common stock offered by us
                 shares of Class A common stock.
Underwriters’ option to purchase additional shares of Class A common stock from us shares of Class A common stock.
Class A common stock to be issued in exchange for certain Class Q profits interests held by members of Dynasty Financial Partners shares of Class A common stock.
Class A common stock to be outstanding immediately after this offering
                 shares of Class A common stock (or                 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). If all units of Dynasty Financial Partners (other than those held by us) were exchanged for shares of our Class A common stock immediately after the reorganization,                 shares of Class A common stock (or                 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) would be outstanding immediately after this offering.
Class B common stock to be outstanding immediately after this offering shares of Class B common stock. Shares of our Class B common stock have voting but no economic rights (including no rights to dividends or distributions upon liquidation) and will be issued to existing holders of our Class B common units, which generally consist of our founders, in an amount equal to the number of Class B common equity units of Dynasty Financial Management, LLC that they hold following the reorganization. When a common unit of Dynasty Financial Partners is exchanged by its holder for a share of Class A common stock, a share of Class B common stock held by such exchanging party will be cancelled. See “Our Structure and Reorganization — Offering Transactions — Exchange Agreement”.
Class C common stock to be outstanding immediately after this offering shares of Class C common stock. Shares of our Class C common stock have voting but no economic rights (including no rights to dividends or distributions upon liquidation) and will be issued to existing holders of our Class A common units, Class P profits interests and certain of our Class Q profits interests in an amount equal to the number of common equity units of Dynasty Financial Management, LLC that they hold following the reorganization. When a common unit of Dynasty Financial Partners is exchanged by its holder for a share of Class A common stock, a share of Class C common stock held by such exchanging party will be cancelled. See “Our Structure and Reorganization — Offering Transactions — Exchange Agreement”.
Voting rights
Each share of our Class A common stock and Class C common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.
Each share of our Class B common stock will entitle its holder to five votes on all matters to be voted on by stockholders generally.
Immediately following the completion of this offering, because of our dual-class structure, Class B stockholders will be able to control matters submitted to stockholder vote even though they own significantly less than 50% of the shares of our outstanding common stock. Class B stockholders will continue to control matters submitted to stockholder vote so long as they collectively beneficially own 16.67% of the common shares outstanding. This concentrated control could discourage others from initiating any potential takeover or other change of control transaction that other stockholders may view as beneficial.
There is currently no agreement in place in which stockholders with more than 50% of the voting power have agreed to act together, and thus there is no “group” with more than 50% of the voting power for purposes of controlled company status.
Although we are not a controlled company, if we become a controlled company in the future, we may elect to rely on one or more exceptions under NASDAQ rules for a controlled company.
Use of proceeds
We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated expenses of this offering and the reorganization payable by us, will be approximately $      million, or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).
We intend to use $      million, or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to purchase newly issued common units from Dynasty Financial Partners, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.
We intend to use approximately $      million of the net proceeds from this offering to purchase common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of these proceeds.

Additionally, we intend to cause Dynasty Financial Partners to use approximately $      million to pay the expenses incurred by us in connection with this offering and the reorganization transactions. We intend to cause Dynasty Financial Partners to use any remaining net proceeds to facilitate the growth of our existing business, to make strategic acquisitions of businesses that are complementary to our existing businesses and for other general corporate purposes. See “Use of Proceeds”.
Dividend policy
Upon the completion of this offering, we will have no material assets other than our membership interests in Dynasty Financial Partners and deferred tax assets. Accordingly, our ability to pay dividends will depend on distributions from Dynasty Financial Partners. We intend to cause Dynasty Financial Partners to make distributions to us with available cash generated from its subsidiaries’ operations in an amount sufficient to cover dividends we may declare. If Dynasty Financial Partners makes such distributions, the holders of its membership interests will be entitled to receive equivalent distributions on a pro rata basis.
The declaration and payment of all future dividends, if any, will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from Dynasty Financial Partners.
We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend Policy and Dividends”.
NASDAQ symbol
“DSTY”
Risk Factors
The “Risk Factors” section included in this prospectus contains a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.
The number of shares of our Class A common stock to be outstanding after the completion of this offering excludes:
•
      shares of Class A common stock reserved for issuance upon exchange of common units of Dynasty Financial Partners;

•
      shares of Class A common stock reserved for issuance under the 2021 Omnibus Incentive Compensation Plan and 2021 Non-Employee Director Plan that we plan to adopt in connection with this offering; and

•
      shares of Class A common stock issuable upon exchange of an equal number of common units of Dynasty Financial Partners reserved for issuance under the 2021 Omnibus Incentive Compensation Plan and 2021 Non-Employee Director Plan for common equity unit-based awards.

Unless otherwise indicated, all information in this prospectus assumes:

•
no exercise of the underwriters’ option to purchase additional shares;

•
that the shares of Class A common stock to be sold in this offering are sold at the initial public offering price of $      per share, which is the midpoint of the range set forth on the cover of this prospectus; and

•
all of the holders of the Exchangeable Notes elect to exchange such notes, of which we had $      million in aggregate amount as of       , 2021 into       shares of our Class A common stock upon the completion of this offering, assuming a conversion price of $       (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), as if the notes had been outstanding and such conversion had occurred on January 1, 2020 (the “Note Conversion”). As part of the Note Conversion, Dynasty will pay interest accrued on the Exchangeable Notes to the holders of the notes at the time of the exchange.

SUMMARY SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
The following tables set forth summary selected historical consolidated financial data of Dynasty Financial Partners as of the dates and for the periods indicated. The summary selected consolidated statements of operations data for the years ended December 31, 2020 and 2019, and the consolidated statements of financial condition data as of December 31, 2020 have been derived from Dynasty Financial Partners’ audited consolidated financial statements included elsewhere in this prospectus. The summary selected consolidated statements of comprehensive income data for the nine months ended September 30, 2021 and 2020, and the consolidated statement of financial position data as of September 30, 2021 have been derived from Dynasty Financial Partners’ unaudited condensed financial statements included elsewhere in this prospectus. In the opinion of the management, the unaudited condensed financial data for the interim periods included in this prospectus include all normal and recurring adjustments that we consider necessary for the fair statement of such data for the respective interim periods.
The consolidated financial statements do not reflect any changes that may occur in our operations and expenses as a result of the reorganization transactions or our initial public offering.
The selected unaudited pro forma consolidated financial data of Dynasty give effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information”, including the reorganization transactions and this offering.
You should read the following selected historical consolidated financial data of Dynasty Financial Partners and the unaudited pro forma financial information of Dynasty together with “Our Structure and Reorganization”, “Unaudited Pro Forma Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes included elsewhere in this prospectus.
	Historical Dynasty Financial Partners				Unaudited Pro Forma Dynasty
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2019	2020	2020	2021	2020	2021
	(dollars in thousands except per share amounts)
Statement of Comprehensive Income Data:
Revenues
Asset-based	$27,370	$31,638	$22,491	$33,071
Transactional	3,534	2,265	1,520	2,378
Financing	2,916	3,071	2,211	3,393
Manager fees and other	6,658	9,226	6,503	10,327
Total revenues	40,478	46,200	32,725	49,169
Operating Expenses
Cost of services	20,850	21,784	15,792	21,470
Compensation and benefits	12,032	13,720	10,013	11,637
General and administration	5,967	5,200	3,581	4,999
Depreciation and amortization	592	607	429	591
Total operating expenses	39,441	41,311	29,815	38,697
Income from operations	1,037	4,889	2,910	10,472
Other (income) expense
Interest income	(10)	(59)	(28)	(60)
Other (income) expense	2	110	(1)	(50)
Total other (income) expense	(8)	51	(29)	(110)
Net income and comprehensive income	$1,045	$4,838	$2,939	$10,582

	Historical Dynasty Financial Partners				Unaudited Pro Forma Dynasty
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2019	2020	2020	2021	2020	2021
	(dollars in thousands except per share amounts)
Less: Net income attributable to noncontrolling interests
Net income attributable to Dynasty
Per Share Data:
Pro forma net income (loss) per share of Class A common stock:
Basic
Diluted
	Historical Dynasty Financial Partners			Unaudited Pro Forma Dynasty
	As of December 31,		As of September 30,	As of December 31,	As of September 30,
	2019	2020	2021	2020	2021
	(dollars in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	$6,006	$17,030	$22,381
Total assets	26,374	39,353	48,873
Total liabilities	15,297	11,121	14,990
Total equity (Members’ equity for Historical Dynasty Financial Partners)	11,077	28,232	33,883
Key Performance Metrics
In addition to financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we regularly review the following key metrics to measure performance, identify trends, formulate financial projections, compensate our employees and monitor our business. While we believe that these metrics are useful in evaluating our business, other companies may not use similar metrics or may not calculate similarly titled metrics in a consistent manner.
Key metrics for the years ended December 31, 2020 and 2019 and for the nine months ended September 30, 2021 and 2020 include the following:
	Historical Dynasty Financial Partners				Unaudited Pro Forma Dynasty
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2019	2020	2020	2021	2020	2021
	(dollars in thousands except per share amounts)
Operational Metrics:
Total Assets Under Administration (at beginning of period) (millions of dollars)	$30,382	$37,079	$37,079	$50,914
Total Assets Under Administration (at period-end) (millions of dollars)	$37,079	$50,914	$45,782	$64,645
Total growth in the period (%)	22	37	23	27
TAMP Assets (at beginning of period) (millions of dollars)	$12,625	$18,097	$18,097	$23,455
TAMP Assets (at period-end) (millions of dollars)	$18,097	$23,455	$20,622	$30,205

	Historical Dynasty Financial Partners				Unaudited Pro Forma Dynasty
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2019	2020	2020	2021	2020	2021
	(dollars in thousands except per share amounts)
Total growth in the period (%)	43	30	14	29
Network Partner Advisors (at period-end)	206	240	236	292
	Historical Dynasty Financial Partners				Unaudited Pro Forma Dynasty
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2019	2020	2020	2021	2020	2021
	(dollars in thousands except per share amounts)
Financial Metrics:
Total revenue (millions of dollars)	$40.5	$46.2	$32.7	$49.2
Revenue from Existing Network Platform Firms(1) (millions of dollars)	30.1	34.2	24.2	37.3
Revenue from New Network Platform Firms(2) (millions of dollars)	3.7	2.8	2.0	1.6
Revenue from Manager Fees and Other (millions of dollars)	6.7	9.2	6.5	10.3
Total income from operations (millions of dollars)	$1.0	$4.9	$2.9	$10.5
Capital expenditures (millions of dollars)	$0.9	$1.1	$0.6	$0.7

(1)
Existing Network Platform Firms are Network Platform Firms that were part of our network prior to the period presented.

(2)
New Network Platform Firms are Network Platform Firms that were added to our network during the period presented.

Non-GAAP Financial Measures
Non-GAAP financial measures for the years ended December 31, 2020 and 2019 and for the nine months ended September 30, 2021 and 2020 include the following:
	Historical Dynasty Financial Partners				Unaudited Pro Forma Dynasty
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2019	2020	2020	2021	2020	2021
	(dollars in thousands except per share amounts)
Non-GAAP financial measures:
Adjusted EBITDA (millions of dollars)(1)	$2.7	$5.6	$3.5	$12.0
Adjusted net income (millions of dollars)(2)	$1.1	$5.0	$3.0	$11.2

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of adjusted EBITDA, the reasons we believe adjusted EBITDA provides useful information to investors, and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating Metrics — Non-GAAP Financial Measures.”

(2)
Adjusted net income is a non-GAAP financial measure. For a definition of adjusted net income, the reasons we believe adjusted net income provides useful information to investors, and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating Metrics — Non-GAAP Financial Measures.”

RISK FACTORS
Investing in our Class A common stock involves a significant degree of risk. Before investing in our Class A common stock, you should carefully consider the risks and uncertainties described below, along with the other information contained in this prospectus. The risks described below are those which we believe are currently the material risks we face, but are not the only risks facing us and our business prospects. Any of the risk factors described below and elsewhere in this prospectus could adversely affect our business, financial condition and results of operations. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could adversely affect our business, financial condition and results of operations in the future. As a result, the trading price of our Class A common stock could decline and you may lose part or all of your investment.
Risks Related to Revenue Model and Market
Our revenue may fluctuate from period to period, which could cause our share price to fluctuate.
Our revenue may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this prospectus:
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a downturn or slowdown in growth of the financial market assets or changes in the mix of assets on our platform, which may reduce the value of the assets under administration (“AUA”) with our Core Services or Total Assets Under Administration we charge an asset-based fee on, therefore impacting our revenue and cash flows;

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a decline in revenues for one or more of our financial advisory firms (“Network Partner Firms”), which would reduce the revenue that we derive from fees charged to such Network Partner Firms based on their revenue or as a result of the investments we have made in such Network Partner Firms;

•
failure to obtain new clients or retain existing clients on our platform, or changes in the mix of clients on our platform;

•
failure to adequately obtain, maintain, protect, enforce or defend our proprietary technology and intellectual property rights;

•
a lowering of interest rates, which would directly and proportionately impact our spread-based revenue;

•
significant fluctuations in securities prices affecting the value of assets on our platform, including as a result of public health concerns or epidemics such as the novel coronavirus (“COVID-19”) pandemic;

•
negative public perception and reputation of the financial services industry, which would reduce demand for our wealth management solutions;

•
unanticipated changes in client investment preferences for lower-fee options impacting Network Partner Firms fees and thereby impacting our revenue;

•
downward pressure on fees we charge our Network Partner Firms from competitive forces, which would reduce our revenue;

•
changes in laws or regulations that could restrict our ability to offer certain wealth management solutions;

•
a decline in the number of management professionals in traditional brokerages and wirehouses planning a transition to independence due to market or other conditions;

•
failure by our Network Partner Firms to obtain new clients or retain their existing clients;

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reduction in fee percentage or total fees for future periods, which may have a delayed impact on our results given that our asset-based fees are billed to Network Partner Firms in advance of each quarter;

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changes in our pricing policies or the pricing policies of our competitors to which we have to adapt; or

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general domestic and international economic and political conditions that may decrease investor demand for financial advisors or investment services.

As a result of these and other factors, our results of operations for any quarterly or annual period may differ materially from our results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.
We derive a substantial portion of our revenue from the delivery of wealth management solutions to financial advisory firms serving high-net-worth and ultra-high-net-worth clients in the financial advisory industry and our revenue could suffer if that industry experiences a downturn.
We derive a substantial portion of our revenue from the delivery of wealth management solutions to financial advisory firms serving high net worth (“HNW”) and ultra-high net worth (“UHNW”) clients in the financial advisory industry and we are therefore subject to the risks affecting that industry. A decline or lack of growth in demand for financial advisory services would adversely affect the financial advisors who work with our Network Partner Firms and, in turn, our results of operations, financial condition or business. For example, the availability of free or low-cost investment information and resources, including research and information relating to publicly traded companies and mutual funds available on the Internet or on company websites, could lead to lower demand by investors for the services provided by financial advisory firms. In addition, demand for our wealth management solutions among financial advisory firms could decline for many reasons. Consolidation or limited growth in the financial advisory industry could reduce the number of financial advisors or financial advisory firms and their potential clients. Events that adversely affect financial advisors’ businesses, rates of growth or the numbers of clients they serve, including decreased demand for their products and services, adverse conditions in the markets or adverse economic conditions generally, could decrease demand for our wealth management solutions and thereby decrease our revenue. Any of the foregoing could have a material adverse effect on our results of operations, financial condition or business.
Our success depends, in part, upon our ability to provide attractive opportunities to financial advisors seeking independence from traditional brokerages and wirehouses.
Our ability to provide attractive opportunities to financial advisors seeking independence from traditional brokerages and wirehouses depends on our ability to offer more favorable opportunities than those provided by their current employers, many of which have substantially greater financial resources and may be able to entice their employees to stay with their firms. If we are not successful in attracting suitable financial advisors, it may have an adverse effect on the growth of our revenues and earnings. Market or other conditions could provide incentives for investment professionals to elect to remain with traditional brokerages and wirehouses, thereby adversely affecting the growth of our revenues and earnings.
Our clients may seek to negotiate a lower fee percentage, choose to use lower revenue products or cease using our services, which could limit the growth of our revenue or cause our revenue to decrease.
We derive a significant portion of our revenue from asset-based fees. We charge our Network Partner Firms a basis point fee for our Core Services that is based on the AUA or a percentage of revenue. We also bill our Network Partner Firms typically a basis point fee on AUA if they elect to use our Investment Platform. Our Network Partner Firms or their clients may seek to negotiate a lower asset-based fee percentage. In addition, our Network Partner Firms may elect to use products that generate lower revenue, which may result in lower total fees being paid to us. As competition among financial advisors and financial advisory firms increases, our Network Partner Firms may be required to lower the fees they charge to their clients, which could cause them to aggressively negotiate the fees we charge. Further, any reduction in asset-based fees could persist beyond the near term given the recurring quarterly nature of our asset-based fee arrangements. Any of these factors could result in a fluctuation or decline in our asset-based revenue, which would have a material adverse effect on our results of operations, financial condition or business.
Changes in market and economic conditions could lower the value of assets on which we earn revenue and could decrease the demand for our wealth management solutions.
Asset-based revenue and manager fees make up a significant portion of our revenue, representing 88% and 88% of our total revenue for the year ended December 31, 2020 and the nine months ended September 30, 2021, respectively. In addition, given our revenue model, we expect that asset-based revenue will continue to account for a significant percentage of our total revenue in the future. Financing revenue accounted for 7.2% and 6.9% of our total revenue for the year ended December 31, 2020 and the nine months ended September 30, 2021, respectively. Significant fluctuations in securities prices, as well as future potential increases in interest rates, may materially affect the value of the assets managed by our Network Partner Firms and may also influence financial advisor and investor decisions regarding whether to invest in, or maintain an investment in, one or more of our wealth management solutions. In addition, significant changes in investing patterns or large-scale withdrawal of investment funds could have an adverse effect on our business. The clients of our Network Partner Firms are generally free to change financial advisors or withdraw the funds they have invested with financial advisors. If such market fluctuation or changes in investing patterns led to less investment in the securities markets, our revenue and earnings derived from asset-based and spread-based revenue could be simultaneously materially adversely affected. Because many of our costs are fixed and, in general, our costs are less variable than our revenues, a reduction in asset-based revenue or spread-based revenue could have a material adverse effect on our results of operations, financial condition or business.
We provide our wealth management solutions to the financial services industry. The financial markets, and in turn the financial services industry, are affected by many factors, such as U.S. and foreign economic conditions and general trends in business and finance that are beyond our control, which could be adversely affected by changes in the equity or debt marketplaces, unanticipated changes in currency exchange rates, interest rates, inflation rates, the yield curve, financial crises, changes in regulation, war, terrorism, natural disasters and other factors that are difficult to predict. In the event that the U.S. or international financial markets suffer a severe or prolonged downturn, investments may lose value and investors may choose to withdraw assets from financial advisors and use the assets to pay expenses or transfer them to investments that they perceived to be more secure, such as bank deposits and Treasury securities. Any prolonged downturn in financial markets, or increased levels of asset withdrawals could have a material adverse effect on our results of operations, financial condition or business.
Our results of operations are heavily dependent on the success of our Network Partner Firms.
Our results of operations are heavily dependent on the success of our Network Partner Firms, due to the significant portion of our revenue that is asset-based, as well as our investments in our Network Partner Firms, and our results of operations are subject to their operational disruptions or mismanagement.
As part of our Capital Strategies, we provide financing in the form of loans, minority equity investments and revenue participation interests to our Network Partner Firms. See “Business — Our Offerings” for more information on our Capital Strategies.
We rely on our Network Partner Firms to report their results to us on a monthly basis. We have implemented common general ledger, payroll and cash management systems that allow us to monitor the financial performance and overall operations of our partner firms. However, if our Network Partner Firms delay reporting results or informing us of negative business developments, we may not be able to address the situation on a timely basis, which could have an adverse effect on our results of operations and financial condition as a result of a decline in our asset-based revenue or a poor return on our financing offerings.

In addition, upon the retirement or exit of a key employee, a Network Partner Firm’s business may be adversely affected. If we are not successful in facilitating succession planning of our Network Partner Firm or mitigating key-personnel risk, our results of operations and financial condition could be adversely affected.
Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.
Our financial forecasts are dependent on estimates and assumptions regarding budget and planning data, market growth, financial performance, asset performance and advisor transitions and departures. Our financial projections are based on historical experience and on various other assumptions that our management believes to be reasonable under the circumstances and at the time they are made. However, if our external and internal information is inadequate, our actual results may differ materially from our forecasts and cause us to make inappropriate financial decisions. Any material variation between our financial forecasts and our actual results may also adversely affect our future profitability, stock price and stockholder confidence.
Key operating metrics and other estimates are subject to inherent challenges in measurement, may not provide an accurate indication of our future or expected results, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics.
We regularly review key operating metrics, including Total Assets Under Administration, Turnkey Asset Management Platform Assets (‘‘TAMP Assets’’), network partner advisor count, adjusted EBITDA and adjusted net income to evaluate growth trends, measure our performance, and make strategic decisions. We rely on third parties that we have contracted with to provide us with accurate information relating to assets under administration (“AUA’’) and TAMP Assets, and such information could be misreported. In addition, our key metrics are calculated using such third party data and internal company data and our calculations have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to maintain an effective analytics platform, our key metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies.
We define Total Assets Under Administration as the assets that we administer on behalf of our Network Partner Firms as measured by the billing balances for the respective period end that utilize our Core Services. The balance for the period end is comprised of the beginning of quarter assets administered utilizing Core Services, plus any additions during the quarter and excludes market appreciation during the quarter. Total Assets Under Administration is a key operating metric we use in managing our business because for many of our services, we charge our clients an asset-based fee on their AUA. However, Total Assets Under Administration is not directly proportional to our asset-based revenue because the percentage fees we charge may vary across contracts and we may not charge any fee on a proportion of AUA. As a result, AUA and our other key performance indicators may not reflect our actual performance, and investors should consider these metrics in light of the assumptions used in calculating such metrics and limitations as a result thereof. In addition, investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations —” for additional information regarding our key performance indicators.
Our due diligence process may not reveal all facts that are relevant in connection with an equity investment or loan to our Network Partner Firms, which could subject us to unknown liabilities.
In connection with our financings of Network Partner Firms, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances and our experience applicable to such transactions. When conducting due diligence and making an assessment regarding a transaction, we evaluate important and complex business, financial, tax, accounting, legal and compliance issues. We have and will continue to rely on the resources available to us, including information provided by third parties. Our diligence efforts with respect to Network Partner Firms that are newly formed may be limited due to the short operating history of such firms.
The due diligence investigations that we have carried out or will carry out with respect to any financing may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating the transaction, which could subject us to unknown liabilities that could adversely affect our results of operations and financial condition.
Our growth strategy includes growing through making minority equity investments and providing revenue participation interests in our Network Partner Firms which involve a number of risks.
We expect to grow our business by, among other things, making minority equity investments in our Network Partner Firms. Under our minority equity program, we typically purchase a minority equity position, typically 10% to 20%, in a Network Partner Firm. These investments are permanent in nature, entitling us to a pro rata percentage of the Network Partner Firm’s net income into perpetuity. Making minority equity investments involves a number of risks. They can be time-consuming and may divert management’s attention from day-to-day operations. Financing a minority equity investment could result in dilution from issuing equity securities or a weaker balance sheet from using cash or incurring debt.
Revenue participation interests and minority equity investments make us dependent on the success or failure of our Network Partner Firms for a portion of our revenue, and poor performance by one or more Network Partner Firms in which we have received revenue participation interests and in which we may invest may adversely affect our results of operations, financial condition or business. Also, in the future, we may not be able to secure, on terms we find acceptable, sufficient financing that may be required for any such investments.
In addition, if we are unsuccessful in completing additional revenue participation interests or minority equity investments or if such opportunities for expansion do not arise, our results of operations, financial condition or business could be materially adversely affected.
Renegotiation or termination of our service contracts with Network Partner Firms could have a material adverse effect on our results of operations, financial condition or business.
For the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019, revenues associated with our ten largest clients accounted for approximately 37%, 40% and 39% of our total revenues, respectively. We enter into service contracts with our Network Partner Firms typically for a fixed initial term following which either party may terminate on notice to the other party; the relevant notice period can vary from 60 days to 1 year. If a significant number of our most important clients were to renegotiate or terminate their contracts with us, our results of operations, financial condition or business could be materially adversely affected.
Lack of liquidity or access to capital could impair our business and financial condition.
We expend significant resources investing in our business, particularly with respect to our technology platforms. We also provide capital to our Network Partner Firms through our loan, minority investment programs and revenue participation interest programs. As a result, reduced levels of liquidity could have a significant negative effect on us. Some potential conditions that could negatively affect our liquidity include diminished access to debt or capital markets, unforeseen or increased cash or capital requirements, adverse legal settlements or judgments or illiquid or volatile markets.
The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to ours. Such market conditions may limit our ability to generate fee and other market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility.

In the event that our current resources are insufficient to satisfy our needs, we may need to rely on financing sources such as bank debt. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity and the possibility that our stockholders, advisory firms or lenders could develop a negative perception of our long- or short-term financial prospects if the level of our business activity decreases due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating organizations take negative actions against us.
Risks Related to Competition and Industry
We operate in an intensely competitive industry, with many firms competing for business from financial advisors on the basis of the quality and breadth of wealth management solutions, ability to innovate, reputation and the prices of services, among other factors, and this competition could hurt our financial performance.
We compete with many different types of companies that vary in size and scope, including a broad range of firms that offer services to independent advisors, broker-dealers and RIAs who are not part of the Dynasty network of firms. There are also a growing number of firms that seek to emulate the Company’s business model. Other TAMP providers, custodians and independent broker-dealers typically offer one or more products or solutions that directly compete with our offerings, and the wealth management technology sector includes companies that offer solutions tailored to specific needs, such as regulatory compliance, practice management, marketing or technology solutions. In addition, some of our larger Network Partner Firms have developed or may develop the in-house capability to provide the one or more of the services they have retained us to perform.
Some of our competitors have greater name recognition or greater resources than we do, and may offer a broader range of services across more markets. These resources may allow our competitors to respond more quickly to new technologies or changes in demand for wealth management solutions, devote greater resources to developing and promoting their services and make more attractive offers to potential clients and strategic partners, which could hurt our financial performance.
We compete on a number of bases including the performance of our technology, the level of fees charged, the quality of our services, our reputation and position in the industry, our ability to adapt to technological developments or unforeseen market entrants and our ability to address the complex and changing needs of our clients. Our failure to successfully compete on the basis of any of these factors could result in a decline in market share, revenue and net income.
We expect competition to increase as other companies continue to evolve their offerings and as new companies enter our market. New companies entering our market may choose to offer internally-developed solutions at little or no additional cost to their end users by bundling them with their existing applications and solutions. Increased competition is likely to result in pricing pressures, which could negatively impact our income from operations.
We must continue to introduce new wealth management solutions, and enhancements thereon, to address our clients’ changing needs, market changes and technological developments, and a failure to do so could have a material adverse effect on our results of operations, financial condition or business.
The market for our investment solutions and services is characterized by shifting client demands, evolving market practices and, for many of our investment solutions and services, rapid technological change, including an increased use of and reliance on web and social network properties. Changing client demands (including increased reliance on technology), new market practices or new technologies can render existing wealth management solutions obsolete and unmarketable. As a result, our future success will continue to depend upon our ability to develop and enhance wealth management solutions that address the future needs of our target markets and respond to technological and market changes. We may not be able to accurately estimate the impact of new wealth management solutions on our business or how their benefits will be perceived by our clients. Further, we may not be successful in developing, introducing and marketing our new wealth management solutions or enhancements on a timely and cost effective basis, or at all, and our new wealth management solutions and enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. Any of these factors could materially adversely affect our results of operations, financial condition or business.
Our Network Partner Firms are subject to increasing competitive risks.
Our Network Partner Firms are subject to increasing competitive risks due to a number of factors, including the following:
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many competitors have greater financial, technical, marketing, name recognition and other resources and more personnel than our Network Partner Firms do;

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potential competitors have a relatively low cost of entering the wealth management industry;

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some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than the investment strategies our Network Partner Firms offer;

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some competitors charge lower fees for their wealth management services than our Network Partner Firms do; and

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some competitors may be able to engage in more widespread marketing activities or may have access to products and services to which our Network Partner Firms do not.

If our Network Partner Firms are unable to compete effectively, our results of operations and financial condition may be adversely affected.
Risks Related to Operating Our Business
If our reputation is harmed, our results of operations, financial condition or business could be materially adversely affected.
Our reputation, which depends on earning and maintaining the trust and confidence of our clients, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by our clients, employee misconduct, perceptions of conflicts of interest and rumors, claims against or regulatory matters involving a Network Partner Firm, among other developments, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Potential, perceived and actual conflicts of interest are inherent in our business activities and could give rise to client dissatisfaction or litigation. In addition, any perception that the quality of our wealth management solutions may not be the same or better than that of other providers can also damage our reputation. Any damage to our reputation could harm our ability to attract and retain Network Partner Firms, which could materially adversely affect our results of operations, financial condition or business.
We rely on our key personnel for the stability and growth of our business and future success.
We depend on the efforts of our executive officers, other management team members and employees. Our executive officers, and in particular our founder and Chief Executive Officer, play an important role in the stability and growth of our business, and our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of any key personnel could have a material adverse effect on our results of operations, financial condition or business.
Management, employee or third-party provider misconduct could expose us to significant legal liability and reputational harm.
We are vulnerable to reputational harm because we and our Network Partner Firms operate in an industry in which personal relationships, integrity and the confidence of clients are of critical importance. Our management team and employees, as well as the management teams and employees at our Network Partner Firms or our third-party service providers, could engage in misconduct that adversely affects our business. For example, if a member of management or an employee were to engage in illegal or suspicious activities, we or our Network Partner Firms could be subject to regulatory sanctions and we could suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), our financial position or our Network Partner Firms’ client relationships and ability to attract new clients. Similarly, the misconduct of any of our Network Partner Firms could impact our overall reputation, increasing the likelihood of the other Network Partner Firms not renewing their agreements with us or making it less appealing for new firms to join our network in the future. In addition, certain of our third party providers may engage in illegal activities, which could result in disruptions to our platform or solutions, subject us to liability, fines, penalties, regulatory orders or reputational harm or require us to be involved in regulatory investigations. Further, our business and that of our Network Partner Firms often require that we deal with confidential information, personal information and other sensitive data. If management, employees or third-party providers were to improperly use or disclose this information, even if inadvertently, we or our Network Partner Firms could be subject to legal or regulatory investigations or action and suffer serious harm to our reputation, financial position and current and future business relationships or those of our Network Partner Firms. It is not always possible to deter misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Misconduct by management, employees or third-party providers, or even unsubstantiated allegations of misconduct, could result in an adverse effect on our reputation and our business.
We could face liability or incur costs to remediate operational errors or to address possible client dissatisfaction.
Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. We are reliant on the ability of our employees and systems to process large volumes of transactions often within short time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, we could suffer financial loss, regulatory sanctions or damage to our reputation. In addition, there may be circumstances when our clients are dissatisfied with our investment solutions and services, even in the absence of an operational error. In such circumstances, we may elect to make payments or otherwise incur increased costs or lower revenue to maintain client relationships. In any of the forgoing circumstances, our results of operations, financial condition or business could be materially adversely affected.
We may be subject to liability for losses that result from a breach of our fiduciary duties.
Certain of our investment advisory services involve fiduciary obligations that require us to act in the best interests of our clients, and we may be sued and face liabilities or regulatory or enforcement actions for actual or claimed breaches of our fiduciary duties. Because we provide investment advisory services with respect to substantial assets, we could face substantial liability to our clients if it is determined that we have breached our fiduciary duties. In certain circumstances, we serve as a subadvisor to our Network Partner Firms and retain third-party investment money managers and strategists on their behalf. We are responsible for conducting due diligence on the investment solutions and strategies offered by such third parties with whom we subcontract with, and a failure to adequately conduct due diligence could subject us to liability for misstatements or omissions contained in marketing and other materials describing the investment solutions and strategies offered by such third-party managers. As such, we may be included as a defendant in lawsuits against financial advisors, strategists and third-party investment money managers that involve claims of breaches of the duties of such persons, and we may face liabilities for the improper actions and/or omissions of such advisors and third-party investment money managers and strategists. In addition, we may face claims based on the results of our investment advisory services, even in the absence of a breach of our fiduciary duty. Such claims and liabilities could therefore have a material adverse effect on our results of operations, financial condition or business.

If our wealth management solutions fail to perform properly due to undetected errors or similar problems, our results of operations, financial condition or business could be materially adversely affected.
Wealth management solutions we develop or maintain may contain undetected errors or defects despite testing. Such errors can exist at any point in the life cycle of our wealth management solutions, but are typically found after introduction of new wealth management solutions or enhancements to existing wealth management solutions. We continually introduce new wealth management solutions and new versions of existing solutions. Our third-party providers, including asset managers whose products our clients access through our platform, could fail to detect errors or defects in the offered products that our clients use. Despite internal testing and testing by current and prospective clients, our current and future wealth management solutions may contain serious defects or malfunctions. If we detect any errors before release, we might be required to delay the release of new solutions for an extended period of time while we address the problem. We might not discover errors that affect our new or current wealth management solutions or enhancements until after they are deployed, and we may need to provide enhancements to correct such errors. Errors may occur that could have a material adverse effect on our results of operations, financial condition or business and could result in harm to our reputation, lost sales, delays in commercial release, third-party claims, contractual disputes, contract terminations or renegotiations or unexpected expenses and diversion of management and other resources to remedy errors. In addition, negative public perception and reputational damage caused by such claims would adversely affect our client relationships and our ability to enter into new contracts. Any of these problems could have a material adverse effect on our results of operations, financial condition or business.
Our failure to successfully execute the transition of a Network Partner Firm from their existing platform to our platform in a timely and accurate manner could have a material adverse effect on our results of operations, financial condition or business.
When we work with a new financial advisor leaving a financial institution or wirehouse, we assist them in the transition of client accounts and assets from the financial advisor’s existing platform to our platform. These transitions sometimes present significant technological, operational and legal challenges and can be time-consuming, and pose the risk of the financial advisor losing some of their existing clients. If we fail to successfully complete our transition in a timely and accurate manner, we may be required to expend more time and resources than anticipated, which could erode the profitability of the client relationship and result in the transition of less assets than projected. In addition, any such failure may harm our reputation and may cause advisors or their clients to move their assets off of our platform or make it less likely that prospective clients will commit to working with us in the future. Any of these risks could materially adversely affect our results of operations, financial condition or business.
Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe could adversely affect our business.
We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, cyber-attack, loss of power, telecommunications failure or other natural or man-made events. Furthermore, because we are located in St. Petersburg, Florida, which is a hurricane-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our headquarters caused by a hurricane. A catastrophic event could have a direct negative impact on us by adversely affecting our Network Partner Firms, our employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. While we have implemented business continuity and disaster recovery plans and maintain business interruption insurance, it is impossible to fully anticipate and protect against all potential catastrophes. If our business continuity and disaster recovery plans and procedures were disrupted, inadequate or unsuccessful in the event of a catastrophe or cyber-attack, we could experience a material adverse interruption of our operations.
We serve financial advisory firms and their clients using third-party data centers and cloud services. While we have electronic access to the infrastructure and components of our platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. These data centers and cloud services are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, cyber-attacks, physical or electronic break-ins, human error or interference (including by employees, former employees or contractors), and other catastrophic events, including regional or global health events such as the COVID-19 pandemic. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business.
We are dependent on third-party service providers in our operations.
We use numerous third-party service providers in our operations for various accounting, custody, brokerage and trading, software and technology systems, compliance and other operational needs. A failure by a third-party service provider could expose us to an inability to provide contractual services to our clients in a timely manner. Additionally, if a third-party service provider is unable to provide these services, we may incur significant costs to either internalize some of these services or find a suitable alternative. We serve as the investment advisor for several of the products offered through our investment platform and use the services of investment subadvisors to manage many of these assets. A failure in the performance of our due diligence processes and controls related to the supervision and oversight of these firms in detecting and addressing conflicts of interest, fraudulent activity, data breaches and cyber-attacks, noncompliance with relevant securities and other laws could cause us to suffer financial loss, regulatory sanctions or damage to our reputation.
Moreover, while we perform diligence on our third-party service providers in an effort to ensure they operate in accordance with expectations, to the extent any significant deficiencies are uncovered, there may be few, or no, alternative service providers available. In addition, we may from time to time transfer key contracts from one third-party provider to another. Key contract transfers may be costly and complex, and expose us to heightened operational risks. Any failure to mitigate such risks could result in reputational harm, as well as financial losses.
We could face liability related to our storage and other processing of personal information about our users. Any real or perceived improper or unauthorized use of, disclosure of or access to such information could harm our reputation as a trusted brand, as well as have a material adverse effect on our business, operating results and financial conditions.
We and our third-party service providers obtain, maintain, store and process large amounts of sensitive and personal information, including information provided by and related to our users and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this information, and these risks will increase as our business continues to expand. We store personal investment and financial information for clients of our Network Partner Firms, including portfolio holdings, on our systems or on servers of third parties we have contracted with. We could be subject to liability if we or our third-party service providers were to inappropriately disclose any personal information or if a third party was able to penetrate our or our third-party service providers’ network security or otherwise access or misappropriate any personal information or portfolio holdings. Any such disclosure, security incident or breach could subject us to claims for financial loss, impersonation or other similar fraud claims, claims under data protection laws, claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal portfolio information, or indemnity claims by our clients for fines, penalties or other assessments arising from third-party claims. Further, any real or perceived defects, errors or vulnerabilities in our or our third-party service providers’ security systems could harm our reputation or adversely impact our business, financial position and results of operations.

We could face liability for certain information we provide, including information based on data we obtain from other parties.
We may be subject to claims for securities law violations, negligence, breach of fiduciary duties or other claims relating to the information we provide. For example, individuals may take legal action against us if they rely on information we have provided and it contains an error. In addition, we could be subject to claims based upon the content that is accessible from our website through links to other websites. Moreover, we could face liability based on inaccurate information provided to us by others. Defending any such claims could be expensive and time-consuming, and any such claim could materially adversely affect our results of operations, financial condition or business.
We are exposed to data and cybersecurity risks that could result in data breaches and service interruptions, which could cause harm to our reputation or significant liability.
Cybersecurity threats and attacks, privacy and security breaches, insider threats or other incidents and malicious internet-based activity continue to increase generally, evolve in nature and become more sophisticated. These cybersecurity challenges, including threats to our own information technology (“IT”) infrastructure or those of our third-party service providers, may take a variety of forms including stolen bank accounts, business email compromise, employee fraud, check fraud, counterfeiting, “phishing” or social engineering incidents, account takeover attacks, denial or degradation of service attacks, malware, ransomware, fraudulent payment, identity theft or cybersecurity attacks which could be initiated by individual or groups of hackers or sophisticated cyber criminals. The risk of unauthorized circumvention of our security measures or those of our third-party service providers or clients has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques involving the theft or misuse of personal and financial information. Because the techniques used by hackers change frequently, we may be unable to anticipate these techniques or implement adequate preventive measures. A failure to safeguard the integrity, confidentiality, availability and authenticity of personal information, client data and our proprietary data from cyber-attacks, unauthorized access, fraudulent activity (e.g., check “kiting” or fraud, wire fraud or other dishonest acts), data breaches and other security incidents that we, our third-party service providers or our clients may experience may lead to modification, compromise, corruption, disclosure, destruction, loss of availability or theft of confidential information, intellectual property, or critical and sensitive data pertaining to us, our clients or our end-user information (including personal information) and impair our ability to meet our clients’ requirements, or cause production downtimes and compromised data. As we increase our client base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or our third-party service providers’ sensitive and personal information. Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties as well as nation-state and nation-state-supported actors. Additionally, geopolitical events and resulting government activity could lead to information security threats and attacks by affected jurisdictions and their sympathizers. Because of our position in the financial services industry, we believe that we are likely to continue to be a target of such threats and attacks.
We have established a strategy designed to protect against threats and vulnerabilities containing preventive and detective controls including, but not limited to, firewalls, intrusion detection systems, computer forensics, vulnerability scanning, server hardening, penetration testing, anti-virus software, data leak prevention, encryption and centralized event correlation monitoring. Such protective measures, as well as additional measures that may be required to comply with rapidly evolving privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations, have and will continue to create uncertainty and cause us to incur substantial expenses.
Despite our efforts to ensure the integrity, confidentiality, availability, and authenticity of our proprietary systems and information, it is possible that we may not be able to anticipate or to implement effective preventive measures against all cyber threats. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. Additionally, our ability to monitor our third-party service providers’ data security is limited. An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or contractual obligations.
Security incidents or disruptions of our proprietary systems or those of our service providers could also impact our ability to provide services to our clients, which could expose us to liability for damages which may not be covered by insurance, result in the loss of client business, damage our reputation, subject us to regulatory scrutiny or expose us to protracted and costly civil litigation. In addition, the failure to timely upgrade or maintain computer systems, software and networks as necessary could also make us or our third-party service providers susceptible to breaches and unauthorized access and misuse. Data security breaches may also result from non-technical means, for example, employee misconduct or human error. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from data and cybersecurity risks. Data security breaches, acts of fraud involving our solutions or adverse findings in security audits or examinations could result in reputational damage to us, which could reduce the use and acceptance of our solutions, cause our clients to cease doing business with us or have a significant adverse impact on our revenue and future growth prospects. Furthermore, even if not directed at us specifically, attacks on other financial institutions could disrupt the overall functioning of the financial system or lead to additional regulation and oversight by federal and state agencies, which could impose new and costly compliance obligations.
Further, as the current COVID-19 pandemic continues to result in a significant number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across our business and those of our partners and third-party service providers. We cannot guarantee that our efforts, or the efforts of those upon whom we rely and partner with, will be successful in preventing any such information security incidents or protecting sensitive and personal information that they obtain and process on our behalf.
Federal, state and international regulations may require us or our third-party service providers to notify governmental entities and individuals of data security incidents involving certain types of personal and sensitive information. Security compromises experienced by others in our industry, our third-party service providers or their customers or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode client confidence in the effectiveness of our security measures, negatively impact our ability to attract new clients, cause existing clients to elect not to renew or expand their use of our services and products or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could materially and adversely affect our business, operating results and financial condition.
In addition, some of our clients contractually require notification of data security compromises and include representations and warranties in their contracts with us that our products and services comply with certain legal and technical standards related to data security and privacy and meet certain service levels. In our contracts, a data security compromise or operational disruption impacting us or one of our critical third-party service providers, or system unavailability or damage due to other circumstances, may constitute a material breach and give rise to a client’s right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent clients from potentially terminating their contracts with us. Furthermore, although our contracts typically include limitations on our potential liability, we cannot ensure that such limitations of liability would be adequate or apply to data security compromises.
While we maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by such attacks. We also cannot be certain that our insurance coverage will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, litigation to pursue claims under our insurance policies or the occurrence of changes in our insurance policies could have a material adverse effect on our business, reputation, operating results and financial condition.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate and operational risks could adversely affect our reputation and financial condition.
We have adopted policies and procedures to identify, monitor and manage our operational risk. These policies and procedures, however, may not be fully effective. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise accessible by us. If our policies and procedures are not fully effective or we are not successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, results of operations or financial condition.
We may become subject to liability based on the use of our wealth management solutions by our clients.
Our wealth management solutions support the transition, operation and growth of our Network Partner Firms, which, in the aggregate, manage billions of dollars of assets. Our client agreements have provisions designed to limit our exposure to potential liability claims brought by our Network Partner Firms, their clients or other third parties based on the use of our wealth management solutions. However, these provisions have certain exceptions and could be invalidated by unfavorable judicial decisions or by federal, state, foreign or local laws. Use of our products as part of the investment process creates the risk that clients, or the parties whose assets are managed by our clients, may pursue claims against us for significant dollar amounts. Any such claim, even if the outcome were to be ultimately favorable to us, would involve a significant commitment of our management, personnel, financial and other resources and could have a negative impact on our reputation. Such claims and lawsuits could therefore have a material adverse effect on our results of operations, financial condition or business.
Furthermore, our clients may use our investment solutions and services together with software, data or products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our investment solutions and services do not cause these problems, the existence of these errors might cause us to incur significant costs and divert the attention of our management and technical personnel, any of which could materially adversely affect our results of operations, financial condition or business.
Our insurance coverage may be inadequate or expensive.
We maintain voluntary and required insurance coverage, including, among others, general liability, property, director and officer, errors and omissions, network cybersecurity and privacy, employee practices liability, fidelity bond and fiduciary liability insurance and insurance required under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Recently in the insurance industry, premiums and deductible costs associated with certain insurance coverage have increased, and the number of insurers has decreased. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Our business may be negatively affected if in the future our insurance proves to be inadequate or unavailable. In addition, insurance claims may harm our reputation or divert management resources away from operating our business.
Risks Related to Regulatory and Legal Matters
We may be required to register as an investment company under the Investment Company Act if an exclusion or safe harbor currently available to us is no longer available to us, and, as a result, we may become subject to regulatory action or third-party claims, which could have a material adverse effect on our business, results of operations and financial condition.
We intend to conduct our operations so that we are not an investment company and not required to register as an investment company under the Investment Company Act of 1940, as amended, and the rules thereunder (the “Investment Company Act”). Section 3(a)(1)(C) of the Investment Company Act defines as an investment company any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. The Company’s primary business is serving as a provider of wealth management solutions and business services for financial advisory firms, and the Company has not held and will not hold itself out to be, nor has it been nor will it be, engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities.
However, our revenue participation interest receivables and loan receivables could be considered investment securities within the meaning of Section 3(a)(2) of the Investment Company Act, and, if that is the case, the Company’s investment securities constituted a substantial percentage of the assets on its consolidated corporate GAAP balance sheet. While the investment securities on the Company’s balance sheet represent a small portion (less than 10%) of the fair value of Company’s total assets on an unconsolidated fair value basis, if we are not permitted to fair value our other assets under the Investment Company Act, we could be deemed to be an investment company and, as a result, we may need to sell a portion of our revenue participation receivables and/or loan receivables, forego opportunities to buy minority equity interests that we would otherwise want to purchase and would be important to our business philosophy, acquire additional assets that we might not otherwise have acquired, or take other actions in order to avoid being an investment company. Moreover, if we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our current business and criminal and civil actions could be brought against us, which would have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of our company and liquidate our business.
Our operations are subject to extensive government regulation, and compliance failures or regulatory action against us could adversely affect our results of operations, financial condition or business.
The financial services industry is among the most extensively regulated industries in the United States. We operate investment advisory and broker-dealer lines of business, each of which is subject to a specific and extensive regulatory scheme. In addition, we are subject to numerous laws and regulations of general application. It is very difficult to predict the future impact of the legislative and regulatory requirements affecting our business and our clients’ businesses.
One of our subsidiaries, Dynasty Wealth Management, LLC, is registered as an “investment advisor” with the SEC under the Advisers Act and is regulated thereunder. In addition, several of our investment advisory services are conducted pursuant to the non-exclusive safe harbor from the definition of an “investment company” provided under Rule 3a-4 under the Investment Company Act. If Rule 3a-4 were to cease to be available, or if the SEC were to modify the rule or its interpretation of how the rule is applied, our business could be adversely affected. The Advisers Act, Investment Company Act, together with related regulations and interpretations of the SEC and the Department of Labor, impose numerous obligations and restrictions on investment advisors, including requirements relating to the safekeeping of client funds and securities, recordkeeping, solicitation arrangements, conflicts of interest, limitations on advertising and receipt of performance fees, disclosure and reporting obligations, prohibitions on fraudulent activities, compliance program obligations, limitations on agency cross and principal transactions between an adviser and its advisory clients, restrictions on advisory contract assignments, privacy protection regulations, anti-corruption rules relating to investors associated with U.S. state or local governments, and other detailed operating requirements, as well as general fiduciary obligations.
One of our subsidiaries, Dynasty Securities, LLC, a limited purpose broker-dealer, is subject to regulatory restrictions and requirements imposed by applicable statutes, regulations and guidance in the jurisdictions in which we operate. U.S. government agencies and self-regulatory organizations, including relevant U.S. state securities commissions, are empowered to enforce the regulatory restrictions and requirements applicable to us and conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer from registration or membership. Dynasty Securities, LLC is registered with the SEC and with relevant state securities commissions and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), a securities industry self-regulatory organization that supervises and regulates the conduct and activities of its members. As a registered broker-dealer, Dynasty Securities, LLC is examined from time to time by FINRA and is expected to operate within the scope of its membership agreement. These examinations include examinations of our management, compliance with its own policies and procedures and FINRA rules. Such rules are often subject to interpretation. If deficiencies are identified, FINRA has the ability to impose a fine, suspend or bar the firm from further activity. Dynasty Securities, LLC is subject to regulations which cover virtually all aspects of its business, including sales practices, anti-money laundering, handling of material non-public information, safeguarding data, recordkeeping, reporting and the conduct and qualifications of directors, officers, employees, representatives and other associated persons.
All of the foregoing laws and regulations are complex, evolving, unclear, duplicative, and in some cases inconsistent across various jurisdictions and we are required to expend significant resources in order to maintain our monitoring of, and compliance with, such laws and regulations. We continually develop improvements to our existing products and services as well as new products and services. Many of these improvements or new products and services may implicate regulations to which we may not already be subject or with which we may not have experience. Any failure on our part to comply with these and other applicable laws and regulations could result in decreasing the demand for these products and services, increasing our potential liability, increasing our costs, regulatory fines, suspensions of personnel or other sanctions, including revocation of our subsidiaries’ registrations as an investment advisor or broker-dealer, as the case may be, which could, among other things, require changes to our business practices and scope of operations or harm our reputation. Any of the foregoing could have a material adverse effect on our results of operations, financial condition or business.
We regularly rely on exemptions from various requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Advisers Act, the Investment Company Act and ERISA in conducting our activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected. Changes to the laws or regulations applicable to us or to our clients could adversely affect our results of operations, financial condition or business.
We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations. In addition, we may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could adversely affect our businesses.
It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any current proposals will become law, and it is difficult to predict how any changes or potential changes could affect our business. Changes to laws or regulations could increase our potential liability in connection with the solutions and services that we provide. The introduction of any new laws or regulations could make our ability to comply with applicable laws and regulations more difficult and expensive. Any of the foregoing could have an adverse effect on our results of operations, financial condition or business.
If we are not able to satisfy data protection, security, privacy and other government- and industry-specific requirements, laws or regulations, our results of operations, financial condition or business could be harmed.
Either as a result of direct regulation or obligations under client agreements, our business is required to comply with certain provisions of the Gramm-Leach-Bliley Act, related to the privacy of consumer information and may be subject to other privacy and data security laws at the federal, state and international level because of the solutions we provide and where our Network Partner Firms conduct their business. Further, to the extent applicable, we must comply with additional privacy-related regulations including the Fair Credit Reporting Act of 1970, as amended by the 2003 Fair and Accurate Credit Transactions Act, Regulation S-P under the Gramm-Leach-Bliley Act and Regulation S-ID and may also be subject to new federal and state requirements in the future.
The data protection landscape is rapidly evolving, and we expect that there will continue to be new proposed laws, regulations and industry standards, and changes to and in the interpretation of existing laws, regulations and standards, concerning privacy, data protection, information security and telecommunications services. Interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact such future laws, regulations and standards, or changes to and in the interpretation of existing laws, regulations and standards, may have on our business, but they may result in greater public scrutiny and escalated levels of enforcement and sanctions, increased compliance costs, increased liabilities, restrictions on our operations or other adverse impacts upon our business. For example, evolving and changing definitions of personal information and personal data, especially related to the classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting the sharing of data.
Recently, the most rapid development in U.S. data privacy and security law has been at the state level, which may require us to modify our data processing practices and policies and may increase our compliance costs and potential liability. Many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than international, federal, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act, or the CCPA, broadly defines personal information, gives California residents expanded privacy rights and protections, including the right to access and delete certain personal information, as well as the right to opt-out of certain sales of personal information, and provides for civil penalties for violations and a private right of action for data breaches. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act, or the CPRA, was passed in November 2020. Effective beginning on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The interpretation and enforcement of the CCPA and many aspects of the CPRA remain unclear, and the effects of the CCPA and the CPRA potentially are significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and sanctions and litigation. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. Additionally, the Federal Trade Commission, or the FTC, and many state attorneys general have interpreted and are continuing to interpret federal and state consumer protection laws to impose standards for the online collection, use, dissemination, processing and security of data. Further, we are or may become subject to the EU General Data Protection Regulation and other international privacy and data protection laws and regulations, which further complicates our compliance efforts.
Many statutory requirements include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our third-party service providers. For example, laws in all 50 U.S. states require businesses to provide notice to customers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. In addition, we may be contractually required to notify clients, end-investors or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, any security breach, or actual or perceived non-compliance with privacy, data protection or security laws, regulations, standards, policies or contractual obligations, could harm our reputation and brand, expose us to potential liability and require us to expend significant resources on data security and in responding to any such incident or actual or perceived non-compliance. Any contractual protections we may have from our third-party service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.
We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of clients and others. Even the perception, whether or not valid, of privacy concerns or any failure by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us may harm our reputation, inhibit adoption of our products by current and future clients or adversely impact our ability to attract and retain workforce talent.
Given the complexity of operationalizing data privacy and security laws and regulations to which we are subject, the maturity level of proposed compliance frameworks and the relative lack of guidance in the interpretation of the numerous requirements of the data privacy and security laws and regulations to which we are subject, we may not be able to respond quickly or effectively to regulatory, legislative and other developments, and these changes may in turn impair our ability to offer our existing or planned products and services or increase our cost of doing business. Although we are in the process of working to comply with applicable laws and regulations, industry standards, contractual obligations and other legal obligations, such laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. In addition, they may conflict with other requirements or legal obligations that apply to our business or the features and services that our Network Partner Firms and their clients expect from our products and services. As such, we cannot assure ongoing compliance with all such laws, regulations, standards and obligations. Any failure, or perceived failure, by us to adequately address privacy and security concerns, even if unfounded, or to comply with applicable laws, regulations and standards, or with employee, client and other data privacy and data security requirements pursuant to contract and our stated privacy notice(s), could result in investigations or proceedings against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which could subject us to fines, civil or criminal liability, public censure, claims for damages by clients and other affected individuals, damage to our reputation and loss of goodwill (in relation to both existing and prospective clients), or we could be required to fundamentally change our business activities and practices, which may not be possible in a commercially reasonable manner, or at all. Any or all of these consequences could have a material adverse effect on our operations, financial performance and business.
Integrating wealth management professionals formerly employed at traditional brokerages and wirehouses onto our platform exposes us to litigation risk.
One of the core services we provide is assisting wealth management professionals formerly employed at traditional brokerages and wirehouses to become independent. Integrating these professionals onto our platform may expose us to the risk of legal actions alleging tortious interference, misappropriation of confidential information, or unfair competition claims. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation commenced by a brokerage or wirehouse. Legal liability could have an adverse effect on our business, results of operations or financial condition or cause significant reputational harm to us.

Our application for a PPP Loan could in the future be determined to have been impermissible which could result in damage to our reputation or adversely impact our business.
In April 2020, given the uncertainty caused by COVID-19 and related events we applied for and received proceeds of approximately $1.3 million from a loan under the Paycheck Protection Program (the “PPP Loan”), of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan had a term of two years, was unsecured, and was guaranteed by the U. S. Small Business Administration (the “SBA”). The PPP Loan carried a fixed interest rate of 1.00% per annum, with principal and interest payments deferred initially for a period of six months, which was later extended under the Paycheck Protection Program Flexibility Act of 2020. Under the CARES Act, we may have been eligible to apply for forgiveness of all loan proceeds used to pay payroll costs, rent, utilities, and other qualifying expenses, provided that we retained a certain number of employees and maintain compensation within certain regulatory parameters of the Paycheck Protection Program.
In applying for the PPP Loan, we were required to certify, among other things, that the then-current economic uncertainty made the PPP Loan necessary to support our ongoing operations and that we did not, together with our affiliates, then employ more than 500 employees. We made these certifications in good faith after analyzing, among other things, economic uncertainties created by the COVID-19 pandemic, including its impact on our Network Partner Firms and prospects and the global economy at large, and the potential impact on our business activity. We repaid the entire balance of the PPP Loan in July 2021.
We believe that we satisfied all eligibility criteria for the PPP Loan, and that our receipt of the PPP Loan was consistent with the objectives of the PPP of the CARES Act. The certification regarding necessity described above did not at the time contain any objective criteria and continues to be subject to interpretation. If, despite our good-faith belief that we satisfied all eligibility requirements for the PPP Loan, we are later determined to have violated any of the laws or governmental regulations that apply to us in connection with the PPP Loan, such as the False Claims Act, or it is otherwise determined that we were ineligible to receive the PPP Loan, we may be subject to civil, criminal, and administrative penalties, despite the fact that we elected not to use any of the PPP Loan proceeds and repaid the entire balance of the PPP Loan, including accrued interest on July 30, 2021. Any violations or alleged violations may result in adverse publicity and damage to our reputation, a review or audit by the SBA or other government entity, or claims under the False Claims Act. These events could consume significant financial and management resources and could have a material adverse effect on our business, results of operations, and financial condition.
Risks Related to Intellectual Property
If we fail to adequately obtain, maintain, protect, enforce or defend our intellectual property and proprietary rights, our competitive position could be impaired, our reputation could be harmed and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.
Our success depends in part on our proprietary technology and branding of the services we provide. We rely on a combination of copyright, trademark and trade secret laws, confidentiality, nondisclosure, non-interference and invention assignment agreements and other contractual and technical security measures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate, may not afford complete protection and may not adequately permit us to gain or keep any competitive advantage or otherwise fail to prevent unauthorized use or disclosure of our confidential information, intellectual property or technology, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. If we fail to successfully obtain, maintain, enforce, monitor, police or defend our intellectual property rights, or if we were to infringe, misappropriate or otherwise violate the intellectual property rights of others, our competitive position, operations, financial condition or business could suffer.
Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology or file suit against us. Any of our trademarks or other intellectual property rights may lapse, be abandoned, be challenged or circumvented by others or invalidated through administrative process or litigation. We also may allow certain of our registered intellectual property rights, or our pending applications for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile. Despite our efforts to protect our intellectual property and proprietary rights, there can be no guarantee that such rights will be sufficient to protect against others offering products or services that are substantially similar to ours, independently developing similar products, duplicating any of our products, adopting trade names or domain names similar to ours, competing with our business or attempting to copy aspects of our technology and using information that we consider proprietary. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours.
We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our products, technology, systems, methods, processes, intellectual property and other information that we regard as proprietary to create products and services that compete with ours. We cannot be certain that we will be able to prevent unauthorized use of our products, technology, systems, methods and processes or infringement, misappropriation or other violation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States, if at all. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our competitive position and materially and adversely affect our business, operating results and financial condition.
To protect our proprietary rights, we enter into invention assignment agreements with our employees who develop intellectual property on our behalf. However, these agreements may not be self-executing or sufficient in scope. Moreover, these agreements may not provide an adequate remedy in the event of a breach and we cannot assure you that our rights under such agreements will be enforceable. We cannot guarantee that we have entered into such agreements with each person or entity that may have developed intellectual property for us, including our technology and processes. Individuals that were involved in the development of intellectual property for us or who had access to our intellectual property but who are not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property.
Effective trademark, service mark, trade secret and domain name protection is time-consuming and expensive. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective trademark, service mark, trade secret and domain name protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial. Moreover, our failure to develop and properly manage and protect new intellectual property could hurt our market position and business opportunities. We may be unable to obtain trademark protection for our products and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. We may not own registered trademarks for all trademarks and logos used in our business in the jurisdictions in which we operate or may operate in the future. In addition, our trademarks may be contested or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources. In addition, our efforts may be met with defenses and counterclaims challenging the validity and enforceability of our intellectual property rights or may result in a court determining that our intellectual property rights are unenforceable. If we are unable to cost-effectively protect our intellectual property rights, our business would be harmed. If competitors are able to use our technology or develop proprietary technology similar to ours or competing technologies, our ability to compete effectively and our growth prospects would be adversely affected.
If third parties infringe upon our intellectual property, or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.
We may in the future become subject to and involved in lawsuits, disputes, legal proceedings or claims to protect or enforce our intellectual property rights, and we may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property. Even if we believe that particular intellectual property-related claims are without merit in some instances, litigation may be necessary to determine the scope and validity of intellectual property or proprietary rights of others or to protect or enforce our intellectual property rights and protect our proprietary information against competitors or former employees. The ultimate outcome of any allegation is often uncertain and, regardless of the outcome, any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us, the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities and divert the attention of our management, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, seek licenses on unfavorable terms, make changes to the investment services and solutions we offer or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships, any of which could harm our results of operations, financial condition or business.
We license certain trademark and web domain rights from third parties and may be subject to claims of infringement if such parties do not possess the necessary intellectual property rights. In addition, we may face additional risk of infringement or misappropriation claims if we hire an employee who possesses third-party proprietary information who decides to use such information in connection with our investment solutions, services or business processes without such third party’s authorization. Furthermore, third parties may in the future assert intellectual property infringement claims against our clients, which, in certain circumstances, we have agreed to indemnify.
Although we carry insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them than we do.
Confidentiality agreements with employees, consultants and others may not adequately prevent disclosure of trade secrets and other proprietary information.
We have devoted substantial resources to the development of our proprietary technologies, investment solutions and services. To protect our proprietary rights, we enter into confidentiality, nondisclosure and non-interference agreements with our employees, consultants and independent contractors. These agreements may not be self-executing or sufficient in scope or effectively prevent unauthorized disclosure of confidential information or unauthorized parties from copying aspects of our technologies, investment solutions or products or obtaining and using information that we regard as proprietary. Moreover, these agreements may not provide an adequate remedy in the event of such unauthorized disclosures of confidential information and we cannot assure you that our rights under such agreements will be enforceable. We cannot guarantee that we have entered into such agreements with each person or entity that may have or have had access to our trade secrets or proprietary information or otherwise developed intellectual property for us, including our technology and processes. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Additionally, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting works of authorship know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality .Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could reduce any competitive advantage we have developed and cause us to lose customers or otherwise harm our business.
The use of “open source code” may expose us to additional risks and harm our intellectual property rights.
We rely on open source code to some extent to develop our products and support our internal systems and infrastructure. Some open source licenses contain requirements that those who distribute open source software as part of their own software product also make publicly available all or part of the source code for modifications or derivative works created based on the type of open source software they use, or grant other licenses to their intellectual property on unfavorable terms or at no cost, and we may be subject to such requirements. Additionally, if a third-party software provider has incorporated certain types of open source code into software we license from such third party for our products, we could, under certain circumstances, be required to disclose the source code for our products. While we monitor our use of open source code to attempt to avoid subjecting our products to conditions we do not intend, and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform, products and services will be effective. This could harm our intellectual property position and have a material adverse effect on our results of operations, financial condition or business.
The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide, or distribute our platform, products or services related to, the open source software subject to those licenses. In addition, the public availability of such software may make it easier for others to compromise our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products. Likewise, we could become subject to lawsuits and face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services. Litigation could be costly for us to defend, have a negative effect on our business, operating results and financial condition or require us to devote additional research and development resources to change our products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties, to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform (which could involve substantial time and resources), to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results and financial condition.
In addition to risks related to complying with applicable license requirements, a release of our proprietary code could also allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Furthermore, use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could materially and adversely affect our business, operating results and financial condition.
Our business and platform depend in part on intellectual property and proprietary rights and technology licensed from or otherwise made available to us by third parties.
Much of our business and our platform rely on key technologies developed or licensed by third parties. These third-party components may become obsolete, defective or incompatible with future versions of our services, relationships with the third-party licensors or technology providers may deteriorate, or our agreements with the third-party licensors or technology providers may expire or be terminated. Additionally, some of these licenses or other grants of rights may not be available to us in the future on terms that are acceptable, or at all, or that allow our platform, products and services to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Furthermore, incorporating intellectual property or proprietary rights licensed from or otherwise made available to us by third parties on a non-exclusive basis in our products or services could limit our ability to protect the intellectual property and proprietary rights in our services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.
We believe we have all the necessary licenses and other grants of rights from third parties to use technology and software that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses or other grants of rights on commercially reasonable terms from the third party, if at all, or cause the third party to commence litigation against us. Our failure to obtain necessary licenses or other rights, or litigation or claims arising out of intellectual property matters, may harm or restrict our business. Even if we were able to obtain a license or other grant of rights, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to or otherwise made available to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any such litigation or the failure to obtain any necessary licenses or other rights could adversely impact our business, financial position, results of operations and liquidity.
Risks Related to COVID-19
The duration of COVID-19 outbreak and its ultimate impact on our business remains uncertain.
The transmission of COVID-19 and efforts to contain its spread have resulted in border closings and other travel restrictions and disruptions, disruptions to business operations, supply chains and client activity, event cancellations and restrictions, service cancellations and reductions, significant challenges in the healthcare industry and quarantines. These impacts and the uncertainty around the future impact of COVID-19, including the extent and duration of the impact on economies around the world, have caused significant volatility in the U.S. and global financial markets, which could impact our market correlated revenues and our Network Partner Firms’ investment strategies and revenues.
As a result of COVID-19, we temporarily closed our offices, implemented a remote working policy and, in 2020, rescheduled certain business development activities to later in the year due to the pandemic and associated market dynamics. Although currently there has been no significant impact to our business, the COVID-19 outbreak, and future pandemics, could negatively affect us and our Network Partner Firms. The COVID-19 pandemic may also have the effect of heightening many of the other risks described elsewhere in this prospectus.
Risks Related to Our Company and Our Organizational Structure
Our internal reorganization may adversely affect our relationship with certain employees.
Our performance is largely dependent on the efforts and motivation of our employees. One element of our partnership is an alignment of interests of employees with our goals through their ownership of common units in Dynasty Financial Partners. In connection with the reorganization transactions, the second limited liability company agreement of Dynasty Financial Partners will be amended and restated to reclassify the Class A, Class B and Class C capital interests as common units of Dynasty Financial Partners and, after the reorganization transactions, the current equity holders of Dynasty Financial Partners will hold common equity interests in Dynasty Financial Management, LLC, which in turn will hold common interests in Dynasty Financial Partners. Dynasty will use a portion of the net proceeds of this offering to purchase common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders, and members of Dynasty Financial Partners holding certain Class Q profits interests units will exchange their profits interests units for shares of our Class A common stock, effective upon the consummation of this offering. Many of these existing members, who will cease to be members of Dynasty Financial Partners or Dynasty Financial Management, LLC, are employees. Current and future employees may receive grants of restricted Class A common stock or stock options under the 2021 Omnibus Incentive Compensation Plan. The incentives to attract, retain and motivate employees provided by their ownership of Class A common stock and stock options or by future arrangements may not be as effective as the status as, or opportunity to become, a member in Dynasty Financial Partners or Dynasty Financial Management, LLC.
Our ability to pay taxes and expenses, including payments under the Tax Receivable Agreement, may be limited by our structure.
Upon the consummation of this offering, we will have no material assets other than our ownership of common units of Dynasty Financial Partners and deferred tax assets and will have no independent means of generating revenue. Dynasty Financial Partners will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its common units, including us. Accordingly, we will incur income taxes on our proportionate share of any net taxable income of Dynasty Financial Partners. Under the terms of its third amended and restated limited liability company agreement, Dynasty Financial Partners will be obligated to make tax distributions to holders of its common units, including us. In addition to tax expenses, we also will incur expenses related to our operations, including expenses under the Tax Receivable Agreement, which we expect will be significant. We intend to cause Dynasty Financial Partners to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any payments due under the Tax Receivable Agreement. However, its ability to make such distributions will be subject to its and its subsidiaries’ operating results, cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its unitholders, its compliance with covenants and financial ratios related to existing or future indebtedness, its other agreements with third parties, as well as its obligation to make tax distributions to unitholders other than us under the terms of its third amended and restated limited liability company agreement. If, as a consequence of these various limitations and restrictions, we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds and thus our liquidity and financial condition could be materially adversely affected. Late payments generally will accrue interest at a rate equal to the Secured Overnight Financing Rate as reported by the Wall Street Journal (“SOFR”) plus 500 basis points until paid.
We will be required to pay holders of our Class B and Class C common stock for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.
Our purchase of common units of Dynasty Financial Partners in connection with this offering and future exchanges of common units of Dynasty Financial Partners for shares of our Class A common stock are expected to produce additional favorable tax attributes for us. When we acquire common units from existing unitholders, both the existing basis and the anticipated basis adjustments are likely to increase (for tax purposes) depreciation and amortization deductions allocable to us from Dynasty Financial Partners and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent the increased tax basis is allocated to those capital assets.

We will be a party to the Tax Receivable Agreement with other direct or indirect members of Dynasty Financial Partners (the “TRA Holders”) and Dynasty Financial Partners. The Tax Receivable Agreement will generally provide for the payment by us to the TRA Holders of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any step-up in tax basis in Dynasty Financial Partners’ assets resulting from (a) our purchase of common units of Dynasty Financial Partners for cash or the exchange of common units of Dynasty Financial Partners (along with the corresponding shares of our Class B or Class C common stock) for shares of our Class A common stock and (b) payments under this Tax Receivable Agreement, (ii) certain prior distributions by Dynasty Financial Partners and prior transfers or exchanges of limited liability company interests which resulted in tax basis adjustments to the assets of Dynasty Financial Partners and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of this Tax Receivable Agreement.
The payment obligation under the Tax Receivable Agreement is an obligation of Dynasty, not Dynasty Financial Partners, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with (i) our purchase of common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders with a portion of the net proceeds of this offering and (ii) future exchanges of common units of Dynasty Financial Partners as described above would aggregate to approximately $        over 15 years from the date of this offering based on an assumed initial public offering price of $        per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the other parties to the Tax Receivable Agreement 85% of such amount, or $       , over the 15-year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and Tax Receivable Agreement payments by us will be calculated using the market value of our Class A common stock at the time of exchange and the prevailing tax rates applicable to us over the life of the Tax Receivable Agreement and will be dependent on us generating sufficient future taxable income to realize the benefit. See “Our Structure and Reorganization — Tax Receivable Agreement”. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership of us.
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges by the holders of common units of Dynasty Financial Partners, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable as well as the portion of our payments under the Tax Receivable Agreement constituting imputed interest. Payments under the Tax Receivable Agreement are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the Tax Receivable Agreement and will increase the amounts due thereunder. In addition, the Tax Receivable Agreement will provide for interest, at a rate equal to SOFR plus 300 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the Tax Receivable Agreement.
In certain cases, payments under the Tax Receivable Agreement to our existing owners may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement provides that (i) upon certain mergers, asset sales, other forms of business combinations or other changes of control, (ii) in the event that we materially breach any of our material obligations under the agreement or (iii) if, at any time, we elect an early termination of the agreement, our (or our successor’s) obligations under the agreement (with respect to all common units of Dynasty Financial Partners, whether or not such common units have been exchanged or acquired before or after such transaction) would be based on certain assumptions. Those assumptions include that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. In the event we elect to terminate the Tax Receivable Agreement early or we materially breach a material obligation, our obligations under the agreement will accelerate. As a result, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the agreement and (ii) we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which payment may be made significantly in advance of the actual realization of such future benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on an assumed initial public offering price of $       per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and a discount rate equal to the lesser of (i) 6.5% and (ii) SOFR plus 400 basis points, we estimate that we would be required to pay $      in the aggregate under the Tax Receivable Agreement. See “Our Structure and Reorganization — Tax Receivable Agreement”.
We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. Although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) to challenge a tax basis increase or other tax attributes subject to the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.
In certain circumstances, Dynasty Financial Partners will be required to make tax distributions to the Dynasty Financial Partners unitholders, including Dynasty, and the tax distributions that Dynasty Financial Partners will be required to make may be substantial. To the extent Dynasty receives tax distributions in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement and retains such excess cash, the unitholders would benefit from such accumulated cash balances if they exercise their exchange right.
Pursuant to its third amended and restated limited liability company agreement, Dynasty Financial Partners will generally make pro rata cash distributions, or tax distributions, to the Dynasty Financial Partners unitholders, including Dynasty, in an amount generally intended to allow the Dynasty Financial Partners unitholders to satisfy their respective income tax liabilities with respect to their allocable shares of the income of Dynasty Financial Partners, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Dynasty to satisfy its actual tax liabilities and to make payments under the Tax Receivable Agreement that it will enter into with the TRA Holders in connection with the closing of this offering. Dynasty Financial Partners may make tax distributions to its existing owners or tax payments on their behalf before or shortly after the consummation of this offering with respect to the taxable income of Dynasty Financial Partners for the period ending on the date of such consummation. Tax distributions will be made pro rata based on ownership notwithstanding that, under applicable tax rules, Dynasty Financial Partners is required to allocate net taxable income disproportionately to its members in certain circumstances. As a result, Dynasty Financial Partners will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that Dynasty Financial Partners would have paid if it were taxed on its net income at the assumed rate. Moreover, tax distributions will be made based on the highest combined United States federal, state and local income tax rate to which an individual residing in the City and State of New York would be subject. This rate is expected to be significantly higher than the rate applicable to Dynasty. As a result, the tax distributions Dynasty Financial Partners will be required to make may be substantial, and may exceed (as a percentage of Dynasty Financial Partners’ income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. The pro rata distribution amounts will also be increased to the extent necessary, if any, to ensure that the amount distributed to Dynasty is sufficient to enable Dynasty to pay its actual tax liabilities and any amounts payable under the Tax Receivable Agreement.
Funds used by Dynasty Financial Partners to satisfy its tax distribution obligations will not be available for reinvestment in our business.
As a result of potential differences in the amount of net taxable income allocable to Dynasty and to the other Dynasty Financial Partners unitholders, as well as the use of an assumed tax rate in calculating Dynasty Financial Partners’ tax distribution obligations, Dynasty may receive distributions significantly in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement. If Dynasty retains such cash balances, the unitholders benefit from any value attributable to such accumulated cash balances as a result of their exercise of an exchange right. We intend to cause Dynasty to take steps to eliminate any material cash balances. Such steps could include distributing such cash balances as dividends on our Class A common stock, reinvesting such cash balances in Dynasty Financial Partners for additional Dynasty Financial Partners common units (with an accompanying stock dividend with respect to our Class A common stock), and using such cash balances to effect buybacks of shares of our Class A common stock (with an accompanying conversion rate adjustment with respect to the exchange right).
If Dynasty Financial Partners were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result, and Dynasty would not be able to recover payments previously made by it under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
A number of aspects of our structure depend on the classification of Dynasty Financial Partners as a partnership for U.S. federal income tax purposes. Subject to certain exceptions relating to the receipt of predominantly qualifying income for which we do not expect to qualify, a “publicly traded partnership” is taxable as a corporation for U.S. federal income tax purposes. The U.S. Treasury regulations provide that a “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Dynasty Financial Partners’ common units pursuant to an exchange right (or a call right) or other transfers of Dynasty Financial Partners’ common units could cause Dynasty Financial Partners to be treated as a publicly traded partnership. U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of Dynasty Financial Partners’ common units qualify for one or more such safe harbors. For example, we intend to limit the number of direct or indirect unitholders of Dynasty Financial Partners and the third amended and restated limited liability company agreement of Dynasty Financial Partners, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of unitholders of Dynasty Financial Partners to transfer their common units of Dynasty Financial Partners and will provide us, as managing member of Dynasty Financial Partners, with the right to impose limitations and restrictions (in addition to those already in place) on the ability of unitholders of Dynasty Financial Partners to exchange their Dynasty Financial Partners’ common units pursuant to an exchange right to the extent we believe it is necessary to ensure that Dynasty Financial Partners will continue to be treated as a partnership for U.S. federal income tax purposes.
If Dynasty Financial Partners were to become a publicly traded partnership, significant tax inefficiencies might result, including as a result of Dynasty’s inability to file a consolidated U.S. federal income tax return with Dynasty Financial Partners. In addition, Dynasty would no longer have the benefit of the increases in tax basis covered under the Tax Receivable Agreement, and Dynasty would not be able to recover any payments previously made under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Dynasty Financial Partners’ assets) were subsequently determined to have been unavailable.

Risks Related to Our Class A Common Stock
The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.
Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. If an active trading market does not develop, you may have difficulty selling your shares of Class A common stock at an attractive price, or at all. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price was negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.
The following factors could affect our stock price:
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our financial performance;

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quarterly variations in the rate of growth of our financial indicators, such as revenues;

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the public reaction to our press releases, our other public announcements and our filings with the SEC;

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strategic actions by our competitors;

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changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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speculation in the press or investment community;

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publication of research reports about us or the investment management industry, or the failure of securities analysts to cover our Class A common stock after this offering;

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sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;

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changes in accounting principles, policies, guidance, interpretations or standards;

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additions or departures of key management personnel;

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actions by our stockholders;

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general market and economic conditions;

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adverse publicity about the investment management industry generally, or particular scandals, specifically;

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domestic and international economic, legal and regulatory factors unrelated to our performance; and

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the realization of any risks described under this “Risk Factors” section.

The disparity in the voting rights among the classes of our capital stock may have a potential adverse effect on the price of our Class A common stock.
Each share of our Class A common stock and Class C common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock will entitle its holder to five votes on all matters to be voted on by stockholders generally. The difference in voting rights could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock to have value.
Certain existing holders of equity interests in Dynasty Financial Partners will collectively hold a substantial percentage of the voting power of our common stock.
Holders of Class A common stock, Class B common stock and Class C common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), holders of equity interests in Dynasty Financial Partners will own approximately       % of our Class A common stock (representing       % of the economic interest and       % of the voting power). The existing holders of equity interests in Dynasty Financial Partners will own 100% of our Class B common stock (representing 0% of the economic interest and       % of the voting power). See “Principal Stockholders”.
Although these existing holders of equity interests in Dynasty Financial Partners are entitled to act separately in their own respective interests with respect to their stock in us, they will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. The existing holders of equity interests in Dynasty Financial Partners, if voting in the same manner, will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of our company.
In addition, in connection with this offering, we and certain principal stockholders with less than 50% of our voting power will enter into a stockholder agreement with GF-Dynasty, LLC, the investment vehicle of one of our equity owners. GF-Dynasty, LLC will have the right to nominate      member(s) of our board of directors for so long as it holds at least         shares, in the form of our Class A, B and C common stock on a combined basis. See “Certain Relationships and Related Party Transactions — Stockholder Agreement with GF-Dynasty, LLC”.
Under NASDAQ rules, a company of which more than 50% of the voting power is held by a person or group of persons acting together is considered a controlled company. Our stockholders do not currently have any agreement in place in which stockholders with more than 50% of the voting power have agreed to act together, and thus there is no “group” with more than 50% of the voting power for purposes of determining controlled company status.
Although we are not currently a controlled company, if we become a controlled company in the future, we may elect to rely on one or more exceptions under NASDAQ rules for a controlled company. Under NASDAQ rules, a controlled company may elect not to comply with certain corporate governance requirements, including the requirements that:
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a majority of the board of directors consist of independent directors;

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the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

The interests of our existing holders of equity interests in Dynasty Financial Partners, including members of our management team and board of directors, may differ from those of our public stockholders.
The existing holders of equity interest in Dynasty Financial Partners include members of our management team and members of our board of directors, and so long as they continue to serve in those positions or to control a significant amount of our common stock, they will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the existing holders of equity interests in Dynasty Financial Partners (including their interests, if any, as TRA Holders) may differ or conflict with the interests of our other stockholders. For example, these existing owners may have different tax positions from ours, which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement, and whether and when Dynasty should terminate the Tax Receivable Agreement and accelerate its obligations thereunder; provided that any decision to terminate the Tax Receivable Agreement and accelerate the obligations thereunder would also require the approval of a majority of the disinterested directors of Dynasty. In addition, the structuring of future transactions may take into consideration these existing owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement”.
We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
In connection with the preparation of Dynasty Financial Partners, LLC’s consolidated financial statements, material weaknesses in its internal control over financial reporting were identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2020, our management has determined that the following control deficiencies constitute material weaknesses:
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We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lack a sufficient complement of personnel with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately.

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We did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:
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We did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting and IT policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, we did not design and maintain effective controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties. In addition, we did not design and maintain effective controls over the accuracy and validity of disbursements. Specifically, we did not design and maintain effective controls to verify vendor master data is appropriately updated and wire transfers are properly authorized.

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We did not design and maintain effective controls over certain IT general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (i) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel, (ii) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored, and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.
None of the material weaknesses resulted in material misstatements, however, they could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in material misstatements of our annual or interim financial statements that would not be prevented or detected.
We are in the process of planning and implementing a number of steps to enhance our internal control over financial reporting to address the underlying causes of the control deficiencies in order to remediate the material weaknesses. Our efforts to date include planning to: (i) design and implement formal accounting policies, procedures and controls supporting the Company’s period-end financial reporting process, including controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties (ii) hire key personnel in the accounting department with technical accounting and financial reporting experience (iii) develop formal policies around IT general controls, and scheduled formal trainings prior to implementation of an IT general controls framework that addresses risks associated with user access rights and privileges, program change management, computer operations, and program development. We also intend to take steps to remediate the material weaknesses described above through hiring and continuously training additional qualified accounting and financial reporting personnel and developing a risk assessment framework to continuously evaluate and adjust as needed the design of existing controls and implementing new controls and processes to respond to changes in the sources of risks of material misstatement.
While we believe these efforts will improve our internal control over financial reporting and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting.
We are working to remediate the material weaknesses as efficiently and effectively as practicable, including to date having engaged additional technical accounting consulting resources and hired additional qualified accounting and financial reporting personnel. While we expect to implement efforts to address each of the identified weaknesses during 2022, we anticipate full remediation, implementation and testing of new procedures and controls could potentially extend beyond December 31, 2022.

These remediation measures will be time consuming, will result in us incurring significant costs which we estimate could range from $400,000 to $800,000 annually, and will place significant demands on our financial and operational resources.
In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the rules and regulations of the SEC because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting, additional material weaknesses may have been identified. If we fail to remediate the material weaknesses in our internal control over financial reporting, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our stock price could be adversely affected.
Our certificate of incorporation and bylaws contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.
Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:
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providing that the authorized number of directors may be changed only by resolution of the board of directors;

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providing that all vacancies in our board of directors may, except as otherwise be required, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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providing that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding voting stock;

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providing that our amended and restated bylaws can be amended by the board of directors;

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the disparity in the voting rights among the classes of our capital stock;

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the right of the various classes of our capital stock to vote, as separate classes, on certain amendments to our amended and restated certificate of incorporation and certain fundamental transactions;

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the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, which could be used to thwart a takeover attempt;

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us; and

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the ability of our board of directors to adopt, amend and repeal our amended and restated bylaws by majority vote, while such action by stockholders would require a super majority vote, which makes it more difficult for stockholders to change certain provisions described above.

In addition, payments due under the Tax Receivable Agreement will be based on certain assumptions following certain change of control events, which could serve as a disincentive to a potential acquirer of us. See “— Risks Related to Our Company and Our Organizational Structure — In certain cases, payments under the Tax Receivable Agreement to our existing owners may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement”.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.
Our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or trustees to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. In this regard, it is noted that our stockholders cannot waive our compliance with the federal securities laws and the rules and regulations thereunder, including as a result of our exclusive forum provisions.
Our amended and restated certificate of incorporation will further provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in this risk factor. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. In addition, a stockholder that is unable to bring a claim in the judicial forum that it finds favorable may be required to incur additional costs in the pursuit of actions which are subject to the choice of forum provision.
Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our results of operations and financial condition.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and amended and restated bylaws to be adopted in connection with this offering will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
In addition, our amended and restated certificate of incorporation to be adopted in connection with this offering will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
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for any breach of their duty of loyalty to us or our stockholders;

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for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

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for any transaction from which the director derived an improper personal benefit.

The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by our directors’ and officers’ liability insurance or the coverage limitation amounts may be exceeded. As a result, any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Investors in this offering will experience immediate and substantial dilution of $       per share.
Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of Class A common stock for accounting purposes. After giving effect to the sale of           shares of Class A common stock that we are offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), the entry into the 2021 Investment Agreements, the Note Conversion, the deduction of underwriting discounts and estimated offering expenses payable by us and the use of the net proceeds as described under “Use of Proceeds” and assuming the full exchange of units described in “Dilution”, our pro forma, as adjusted net tangible book value (deficit) at September 30, 2021 would have been $         million, or $        per share of Class A common stock.
This represents an immediate increase in the net tangible book value of $       per share to our existing owners and immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares of Class A common stock in this offering of $        per share. See “Dilution”.

We do not intend to pay dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.
We do not plan to declare dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your shares of Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.
Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
Unitholders of Dynasty Financial Management, LLC may receive shares of our Class A common stock pursuant to the exercise of exchange rights and then sell those shares of Class A common stock. Additionally, we have issued $         principal amount of Exchangeable Notes, exchangeable into         shares of Class A common stock (assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover of this prospectus) and may issue additional shares of Class A common stock or convertible securities in subsequent public offerings or as consideration for future acquisitions. The holders of the shares of Class A common stock issued in exchange for Exchangeable Notes will be subject to certain restrictions on the sale of their shares for one year after the closing of the offering; however, after such period, and subject to compliance with the Securities Act of 1933, as amended (the “Securities Act”) or exemptions therefrom, these persons may sell such shares into the public market. After the completion of this offering, we will have outstanding        shares of Class A common stock. This number includes          shares of Class A common stock that we are selling in this offering,         shares of Class A common stock that may be issued as a result of exchanges of our Exchangeable Notes (assuming an initial public offering price of $        per share, which is the midpoint of the range set forth on the cover of this prospectus) and          shares of Class A common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, former Class Q profits interests holders will own           shares of Class A common stock, representing approximately          % (or            % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding Class A common stock. All such shares will be restricted from immediate resale under the federal securities laws and, in the case of a substantial number of the Class A shares, until the expiration of the underwriter “lock-up” period. See "Shares Eligible for Future Sale”. Additionally, except as otherwise permitted by the exchange agreement and the limited liability company agreement of Dynasty Financial Management, LLC, unitholders will only be permitted to exercise their exchange rights on quarterly exchange dates. We expect that the unitholders will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances, without being subject to the preceding limitations, no earlier than the expiration of the lock-up period contained in the lock-up agreements entered into in connection with the offering. We, Dynasty Financial Partners, Dynasty Financial Management, LLC and certain unitholders who receive common stock upon the consummation of this offering will, subject to certain exceptions, be subject to certain restrictions on the sale of their shares for six months after the date of this prospectus (or 18 months after the date of this prospectus in the case of our executive officers and directors); however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these persons may sell such shares into the public market. The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock available for sale after completion of this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions — Registration Rights Agreement”.
In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of         shares of our Class A common stock issued or reserved for

issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up periods, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.
We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.
We may seek to finance acquisitions of, revenue participation interests in or minority equity investments in Network Partner Firms by issuing equity securities that would dilute your ownership.
We may finance future acquisitions, revenue participation interests or minority equity investments through the issuance of equity securities, including common equity units of Dynasty Financial Management, LLC and our Class A common stock. Acquisitions, revenue participation interests or investments financed with the issuance of common equity units of Dynasty Financial Management, LLC and the corresponding issuance of common units of Dynasty Financial Partners could significantly reduce our percentage ownership of Dynasty Financial Partners. Furthermore, the new holders of common equity units of Dynasty Financial Management, LLC may receive common units of Dynasty Financial Partners from Dynasty Financial Management, LLC, which will be exchangeable into shares of our Class A common stock pursuant to the exercise of an exchange right, which may have a dilutive impact on your ownership interest. Acquisitions financed with the issuance of our Class A common stock could be dilutive to the share value and voting power of our existing Class A common stock, which could affect the market price of our Class A common stock.
The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.
We, Dynasty Financial Partners, Dynasty Financial Management, LLC and a substantial number of the unitholders who receive common stock upon the consummation of this offering will, subject to certain exceptions, be subject to certain resale restrictions with respect to our Class A common stock, our Class B common stock, our Class C common stock, units in Dynasty Financial Partners or any securities convertible into or exercisable or exchangeable for such common stock or units for a period of six months from the date of this prospectus (or 18 months from the date of this prospectus in the case of our executive officers and directors). See “Certain Relationships and Related Party Transactions” and “Underwriting”. The representatives for the underwriters, at any time and without notice, may upon request release all or any portion of the shares of Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then such shares will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are classified as an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer,

(iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion (as adjusted for inflation pursuant to the SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.
To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
Following the completion of this offering, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our results of operations, financial condition or business.
As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.
As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may also delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, as permitted by the JOBS Act.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the Securities and Exchange Commission (the “SEC”) following the date we are no longer an “emerging growth company” as defined in the JOBS Act.
When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Our management has limited experience managing a public company, and our current resources may not be sufficient to fulfill our public company obligations.
As a public company, we are subject to various regulatory requirements, including those of the SEC and the . These requirements relate to, among other matters, record keeping, financial reporting and corporate governance. Our management team has limited experience in managing a public company, and our internal infrastructure may not be adequate to support our increased regulatory obligations. Further, we may be unable to hire, train or retain necessary staff and may initially be reliant on engaging outside consultants or professionals to overcome our lack of experience. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “predict,” “project,” “potential,” “aim to,” “plan,” “intend,” “believe,” “continue,” “will,” “may,” “might,” “should,” “could,” “can,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions.
We operate in a highly competitive, consumer and technology driven and rapidly changing business and various factors could adversely affect our business, financial condition or results of operations in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed under “Risk Factors” in this prospectus. In addition, important factors that could cause our actual results to differ materially from those in our forward-looking statements include:
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Our revenue may fluctuate from period to period, which could cause our share price to fluctuate.

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We derive a substantial portion of our revenue from the delivery of wealth management solutions to financial advisory firms serving high-net-worth and ultra-high-net-worth clients in the financial advisory industry and our revenue could suffer if that industry experiences a downturn.

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Changes in market and economic conditions could lower the value of assets on which we earn revenue and could decrease the demand for our wealth management solutions.

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Our results of operations are heavily dependent on the success of our Network Partner Firms, which are subject to increasing competitive risks, and our results of operations are subject to their operational disruptions or mismanagement.

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Our success depends, in part, upon our ability to provide attractive opportunities to financial advisors seeking independence from traditional brokerages and wirehouses, and if we are not successful in attracting suitable financial advisors, it may have an adverse effect on the growth of our revenues and earnings.

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Our growth strategy includes growing through making minority equity investments and providing revenue participation interests in our Network Partner Firms, which involve a number of risks.

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We operate in an intensely competitive industry, with many firms competing for business from financial advisors on the basis of the quality and breadth of wealth management solutions, ability to innovate, reputation and the prices of services, among other factors, and this competition could hurt our financial performance.

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We must continue to introduce new wealth management solutions, and enhancements thereon, to address our clients’ changing needs, market changes and technological developments, and a failure to do so could have a material adverse effect on our results of operations, financial condition or business.

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If our reputation is harmed, our results of operations, financial condition or business could be materially adversely affected.

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We rely on our key personnel for the stability and growth of our business and future success.

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Our failure to successfully execute the transition of a Network Partner Firm from their existing platform to our platform in a timely and accurate manner could have a material adverse effect on our results of operations, financial condition or business.

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We are exposed to data and cybersecurity risks that could result in data breaches and service interruptions, which could cause harm to our reputation or significant liability.

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Our operations are subject to extensive government regulation, and compliance failures or regulatory action against us could adversely affect our results of operations, financial condition or business.

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If we are not able to satisfy data protection, security, privacy and other government- and industry-specific requirements, laws or regulations, our results of operations, financial condition or business could be harmed.

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If we fail to adequately obtain, maintain, protect, enforce or defend our intellectual property and proprietary rights, our competitive position could be impaired, our reputation could be harmed and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

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If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

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The duration of COVID-19 outbreak and its ultimate impact on our business remains uncertain.

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Our internal reorganization may adversely affect our relationship with certain employees.

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Certain existing holders of equity interests in Dynasty Financial Partners will collectively hold a substantial percentage of the voting power of our common stock.

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We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations.

Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.
Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

OUR STRUCTURE AND REORGANIZATION
Structure Prior to the Reorganization Transactions
The diagram below depicts the organizational structure of Dynasty Financial Partners before giving effect to this offering and the related reorganization transactions.
Prior to the reorganization transactions described below, the equity interests in Dynasty Financial Partners consisted of Class A common units, Class B common units, Class C common units, Class P profits interests units and Class Q profits interests units. As of September 30, 2021, 61 investors (founders, initial outside investors and employees) held the Class A common units, 10 founders held the Class B common units, and 3 outside investors held the Class C common units. 14 current and former employees held the Class P profits interests units, and 68 current and former employees held the Class Q profits interests units.
Under the terms of Dynasty Financial Partners’ limited liability company agreement in effect prior to the reorganization transactions, the Class B common units entitled their holders to five votes per unit, whereas Class A and C common units entitled their holders to one vote per unit. The Class B common stock of Dynasty is intended to provide the former Class B unitholders with voting power following the reorganization transactions that will be similar to the voting rights they possessed prior to the reorganization.
Reorganization Transactions and Post-IPO Structure
The diagram below depicts our organizational structure immediately after the consummation of the reorganization transactions and this offering. Immediately prior to the consummation of this offering, Dynasty Merger Sub, LLC, an indirect wholly-owned subsidiary of Dynasty Financial Partners and direct wholly-owned subsidiary of Dynasty Financial Management, LLC, that we will form for the purpose of the merger, will merge with and into Dynasty Financial Partners, resulting in Dynasty Financial Management, LLC becoming the sole member of Dynasty Financial Partners immediately after the merger. As a result of the merger,
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each unit of Class A or Class C capital interest in Dynasty Financial Partners will be converted into the right to receive (x) one common equity unit in Dynasty Financial Management, LLC and (y) one share of Class C common stock of Dynasty;

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each unit of Class B capital interest in Dynasty Financial Partners will be converted into the right to receive (x) one common equity unit in Dynasty Financial Management, LLC and (y) one share of Class B common stock of Dynasty;

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each unit of Class P profits interest in Dynasty Financial Partners will be converted into the right to receive (x) the appropriate conversion number of common equity units in Dynasty Financial Management, LLC based on the profits interests conversion formula below and (y) an equal number of shares of Class C common stock of Dynasty;

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each unit of Class Q profits interest in Dynasty Financial Partners issued prior to January 1, 2021 held by a holder that does not hold any other Class A, B or C capital interest, Class P profits interest, or Class Q profits interest issued after January 1, 2021 (the “Qualified Pre-2021 Class Q Interests”) will be entitled to receive (x) the appropriate conversion number of shares of Class A common stock of Dynasty based on the profits interests conversion formula below and (y) an amount in cash from Dynasty Financial Partners equal to   % of the gross IPO price. Any shares of Class A common stock and any corresponding cash amount issued in exchange for an unvested Class Q profits interest shall be subject to the same vesting schedule as the unvested Class Q profits interests from which they were converted; and

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each unit of Class Q profits interest in Dynasty Financial Partners that is not a Qualified Pre-2021 Class Q Interest will be entitled to receive (x) the appropriate conversion number of common equity units in Dynasty Financial Management, LLC based on the profits interests conversion formula below; provided such common equity units in Dynasty Financial Management, LLC shall be subject to the same vesting schedule applicable to such Class Q profits interests immediately prior to this offering and related transactions and (y) an equal number of shares of Class C common stock of Dynasty.

With respect to profits interests above, the “appropriate conversion number” is equal to the quotient of (1) the excess, if any, of (A) the gross IPO price over (B) the threshold price of such unit of profits interest, divided by (2) the gross IPO price.
In addition, immediately prior to the consummation of this offering, the limited liability company agreement of Dynasty Financial Partners will be amended and restated to effect such reclassification and to appoint Dynasty as the sole managing member of Dynasty Financial Partners. As sole managing member, we will control Dynasty Financial Partners’ management. As a result, the financial results of Dynasty Financial Partners will be consolidated in our financial statements. Upon the consummation of this offering, Dynasty will use a portion of the net proceeds of this offering to purchase common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders (after such unitholders exercise their right to receive common units of Dynasty Financial Partners from Dynasty Financial Management, LLC in exchange for such common equity units) and will use a portion of the net proceeds from this offering to purchase a number of newly issued common units from Dynasty Financial Partners. Dynasty Financial Partners will apply the net proceeds it receives as described under “Use of Proceeds”. We describe the terms of the amended and restated limited liability company agreement of Dynasty Financial Partners under “Our Structure and Reorganization — Offering Transactions — Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners”.
After the consummation of this offering, holders of common equity units of Dynasty Financial Management, LLC will have the right to exchange common units of Dynasty Financial Partners, subject to certain restrictions, for shares of our capital stock as described under “— Offering Transactions — Exchange Agreement”. The reorganization transactions are designed to create a capital structure that preserves our ability to conduct our business through Dynasty Financial Partners (a limited liability company), while permitting us to raise additional capital and provide access to liquidity through a public company. Multiple classes of securities at the public company level are necessary to achieve these objectives and maintain a governance structure that resembles the current structure of Dynasty Financial Partners.

(1)
Each share of Class B common stock will entitle its holder to five votes per share.

Following the transactions described below, we will conduct all of our business activities through our operating subsidiaries, which are wholly owned by our direct subsidiary Dynasty Financial Partners (an intermediate holding company of which we will be the sole managing member). Based on the ownership that will exist immediately after giving effect to the transactions described below, net profits and net losses of Dynasty Financial Partners will be allocated, and distributions of profits will be made, approximately     % to us and     % to Dynasty Financial Management, LLC (or       % and       %, respectively, if the underwriters exercise their option to purchase additional shares in full).
Dynasty
We were incorporated in Delaware on August 16, 2021. Immediately prior to the consummation of this offering, we will amend and restate our certificate of incorporation to authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock, as well as preferred stock. Our common stock will have the terms described below and, in more detail, under “Description of Capital Stock”:
Class A Common Stock.   We will issue shares of our Class A common stock to the public in this offering. In addition, as part of the merger that is consummated immediately prior to the consummation of this offering, members of Dynasty Financial Partners exchanging certain Class Q profits interests units will receive shares of our Class A common stock. The Class A common stock granted to such members will be subject to the same vesting requirements that applied to the profits interests exchanged. Each share of Class A common stock will entitle its holder to one vote and to economic rights (including rights to dividends or distributions upon liquidation). Following the first anniversary of this offering, subject to certain restrictions, each common unit of Dynasty Financial Partners held by a member of Dynasty Financial Management, LLC will be exchangeable for one share of our Class A common stock.
Class B Common Stock.   As part of the merger that is consummated immediately prior to the consummation of this offering, we will issue shares of our Class B common stock to certain holders of common units of Dynasty Financial Partners, which generally consist of the founders and certain early employees of Dynasty Financial Partners, in amounts equal to the number of common units that such holders hold at such time. Each share of our Class B common stock will entitle its holder to five votes per share but will have no economic rights in Dynasty (including no rights to dividends or distributions upon liquidation). A share of Class B common stock cannot be transferred except in connection with a transfer of the corresponding common unit.
After the reorganization transactions, each time the holder of a common unit of Dynasty Financial Partners exchanges such a unit for a share of our Class A common stock, we will automatically cancel a share of our Class B or Class C common stock held by such exchanging holder.
Class C Common Stock.   As part of the merger that is consummated immediately prior to the consummation of this offering, we will issue shares of our Class C common stock to certain holders of common units and profits interests of Dynasty Financial Partners, which generally consist of initial outside investors of Dynasty Financial Partners, in amounts equal to the number of common units and the appropriate conversion number of profits interests that such holders hold at such time. Each share of Class C common stock will entitle its holder to one vote per share but will have no economic rights in Dynasty (including no rights to dividends or distributions upon liquidation). A share of Class C common stock cannot be transferred except in connection with a transfer of the corresponding common unit.
After the reorganization transactions, each time the holder of a common unit of Dynasty Financial Partners exchanges such a unit for a share of our Class A common stock, we will automatically cancel a share of our Class B or Class C common stock held by such exchanging holder.
Dynasty Financial Partners
Upon consummation of this offering, we will conduct all of our business activities through our direct subsidiary, Dynasty Financial Partners.
Immediately prior to the consummation of this offering, the second amended and restated limited liability company agreement of Dynasty Financial Partners will be amended and restated to reclassify the Class A, Class B and Class C units as common units and appoint Dynasty as the sole managing member. We will not have any profits interests units after the consummation of the offering.
Holders of common units will have certain voting rights as described under “— Offering Transactions — Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners — Voting Rights”. Except as described below under “Offering Transactions — Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners — Economic Rights of Members”, net profits and net losses and distributions of profits of Dynasty Financial Partners generally will be allocated and made to its members pro rata in accordance with the number of common units of Dynasty Financial Partners they hold. Distributions to members upon a liquidation of Dynasty Financial Partners will be made to its members pro rata in proportion to their capital account balances, subject to the claims of creditors and the rights of all members to their proportionate shares of undistributed profits. The balance of each member’s capital account as a percentage of the aggregate capital account balances of all member’s will generally correspond to that member’s respective percentage interest in the profits of Dynasty Financial Partners, although initially Dynasty Financial Management, LLC will have a lower (and Dynasty, as the managing member, will have a correspondingly higher) capital account balance. As described below under “— Offering Transactions — Amended and Restated Third Limited Liability Company Agreement of Dynasty Financial Partners — Economic Rights of Members”, deemed net gain and deemed net losses on revaluation events will be allocated to common units until the respective capital account balances (disregarding accrued and undistributed profits for these purposes) of each member are proportional to their respective percentage interest in the profits of Dynasty Financial Partners.
Upon the consummation of this offering, Dynasty will use a portion of the net proceeds it receives to purchase common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders (after such unitholders exercise their right to receive common units of Dynasty Financial Partners from Dynasty Financial Management, LLC in exchange for such common equity units), and will use a portion of the net proceeds from this offering to purchase a number of newly issued common units from Dynasty Financial Partners. As a result of the reorganization transactions described above, the consummation of this offering and the application of the net proceeds therefrom:

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As the sole managing member of Dynasty Financial Partners, Dynasty will hold (i)         common units representing approximately       % of the economic rights of Dynasty Financial Partners (or           common units representing approximately          % if the underwriters exercise in full their option to purchase additional shares), and (ii) sole control of its management. As a result, we will consolidate the financial results of Dynasty Financial Partners with our results and will record a noncontrolling interest on our balance sheet for the economic interest in it held Dynasty Financial Management, LLC.

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Dynasty Financial Management, LLC will hold             units, representing approximately        % of the economic rights of Dynasty Financial Partners (or      % if the underwriters exercise in full their option to purchase additional shares).

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Through their holdings of our Class A common stock, public stockholders will collectively have approximately       % of the voting power in Dynasty Financial Partners (or approximately        % if the underwriters exercise in full their option to purchase additional shares).

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Founders and current employees of Dynasty Financial Partners will collectively have approximately      % of the voting power in Dynasty (or approximately      % if the underwriters exercise in full their option to purchase additional shares), of which:

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    % (or approximately      % if the underwriters exercise in full their option to purchase additional shares) will be held by current employees and founders of Dynasty Financial Partners through their holdings of our Class A and C common stock, and

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    % (or approximately      % if the underwriters exercise in full their option to purchase additional shares) will be held by founders and certain employees of Dynasty Financial Partners through their holdings of our Class B common stock.

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Through their holdings of our Class A and C common stock, the initial outside investors and employees will have approximately      % of the voting power in Dynasty (or approximately    % if the underwriters exercise in full their option to purchase additional shares).

The number of outstanding common units of Dynasty Financial Partners held by Dynasty Financial Management, LLC will equal the aggregate number of outstanding shares of our Class B common stock and Class C common stock. Following the first anniversary of this offering, subject to certain restrictions, holders of Dynasty Financial Management, LLC and certain permitted transferees will have the right to receive from Dynasty Financial Management, LLC common units of Dynasty Financial Partners, which will be exchangeable (together with an equal number of shares of Class B or Class C common stock, as applicable) for shares of our Class A common stock on a one-for-one basis. A common unit of Dynasty Financial Partners cannot be exchanged for a share of our Class A common stock without a share of our Class B common stock or Class C common stock, as applicable, being delivered together at the time of exchange, at which time we will automatically cancel such share of Class B common stock or Class C common stock.
Under the terms of its third amended and restated limited liability company agreement, Dynasty Financial Partners will be obligated to distribute to us and its other member cash payments for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to us and them, respectively, as members of Dynasty Financial Partners. Tax distributions to a member will be made with respect to the taxable income or gain allocated to the member and will be based on the highest combined United States federal, state and local income tax rate to which an individual residing in the City and State of New York would be subject. The amounts available to Dynasty Financial Partners for distributions to us for the payment of dividends will be determined after Dynasty Financial Partners has made distributions for purposes of funding any such tax obligations. The determination to pay dividends, if any, to our Class A stockholders out of any distributions that we receive from Dynasty Financial Partners with respect to the common units we will hold will be made by our board of directors. If Dynasty Financial Partners makes such distributions, the other holder of its common units will be entitled to receive equivalent distributions on a pro rata basis.

Offering Transactions
Exchange Agreement
We have entered into an exchange agreement with the individuals or entities that hold common units of Dynasty Financial Partners that will become effective immediately prior to the consummation of this offering. Following the first anniversary of this offering, subject to certain restrictions set forth in the exchange agreement (including those intended to ensure that Dynasty Financial Partners is not treated as a “publicly traded partnership” for U.S. federal income tax purposes), holders of Dynasty Financial Management, LLC common equity units will have the right to receive from Dynasty Financial Management, LLC common units of Dynasty Financial Partners, which such holders and certain permitted transferees will have the right to then exchange (together with an equal number of shares of Class B or Class C common stock, as applicable) for shares of our Class A common stock on a one-for-one basis. A common unit of Dynasty Financial Partners cannot be exchanged for a share of our Class A common stock without a share of our Class B common stock or Class C common stock, as applicable, being delivered together at the time of exchange, at which time we will automatically cancel such share of Class B common stock or Class C common stock.
The exchange agreement generally provides that holders of common equity units of Dynasty Financial Management, LLC will be permitted to exchange such units for common units of Dynasty Financial Partners in a number of circumstances that are generally based on, but in several respects are not identical to, the “safe harbors” contained in the U.S. Treasury Regulations dealing with publicly traded partnerships. In accordance with the terms of the exchange agreement, common units of Dynasty Financial Partners may be exchanged (i) in connection with a “block transfer” (as defined in Treasury Regulations Section 1.7704-1(e)(2)), (ii) on a specified date each fiscal quarter, (iii) in connection with a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock that is effected with the consent of our board of directors or in connection with certain mergers, consolidations or other business combinations (such exchanges to be contingent upon the consummation of the transaction) or (iv) if we permit the exchanges after determining (after consultation with our outside legal counsel and tax advisor) that Dynasty Financial Partners would not be treated as a “publicly traded partnership” under Section 7704 of the Code as a result of such exchanges.
A holder may not exchange common units of Dynasty Financial Partners if we determine that such exchange would be prohibited by law or regulation or such exchange would not be permitted under any of the agreements with us to which the holder is then subject. In addition, we may impose additional restrictions on exchanges in certain circumstances that we reasonably determine to be necessary or advisable so that Dynasty Financial Partners is not treated as a “publicly traded partnership” under Section 7704 of the Code (other than the circumstances described in clauses (i), (iii) or (iv) of the paragraph above in the absence of a change of law). We also may waive restrictions on exchange in the exchange agreement.
As the holders of common units of Dynasty Financial Partners exchange such units for Class A common stock, we will receive a number of common units of Dynasty Financial Partners equal to the number of shares of our Class A common stock that they receive, and an equal number of common equity units of Dynasty Financial Management, LLC, and shares of our Class B or Class C common stock, as applicable, will be cancelled.
The diagram below illustrates the exchange of common units of Dynasty Financial Partners for shares of our capital stock and the issuance of common units of Dynasty Financial Partners to us as contemplated by the exchange agreement, the operating agreement of Dynasty Financial Management, LLC, and the third amended and restated limited liability company agreement of Dynasty Financial Partners.

(1)
Holders of Dynasty Financial Management, LLC common equity units must exercise their right to receive common units of Dynasty Financial Partners from Dynasty Financial Management, LLC in exchange for such common equity units prior to making the exchange depicted above.

Registration Rights
As part of the reorganization transactions, we will enter into a registration rights agreement. Pursuant to the registration rights agreement, at any time when we are eligible to use Form S-3, upon request of holders holding in the aggregate at least      % of the registrable units pursuant to the registration rights agreement, we will use our reasonable best efforts to effect a shelf registration statement.
Demand Registration.   At any time after the 180th day of this offering, holders holding in the aggregate at least      % of the registrable units pursuant to the registration rights agreement will have demand registration rights, subject to certain restrictions and conditions. We are not required to effect a demand registration unless the aggregate gross proceeds expected to be received from the sale by the requesting holders equals or exceeds $       , and we are not required to support more than one demand registration in any rolling 90-day period, more than three demand registrations in any rolling 12-month period, or more than four demand registrations in total (other than demand registrations to be effected pursuant to a registration statement on Form S-3, for which an unlimited total number of demand registrations are permitted).
Piggyback registration rights.   At any time following this offering, the parties to the registration rights agreement will have piggyback registration rights, subject to certain marketing and other limitations, including limitations that the underwriters may impose on the number of shares included in the offering.
Indemnification and Expenses.   We will agree in the registration rights agreement to indemnify the participating holders, solely in their capacity as selling stockholders, against any losses or damages resulting from any untrue statement, or omission, of material fact in any registration statement, prospectus or free writing prospectus pursuant to which they may sell the shares of our Class A common stock that they receive upon exchange of common units of Dynasty Financial Partners, except to the extent such liability arose from the selling stockholder’s misstatement or omission of a material fact, and the participating holders have agreed to indemnify us against certain losses caused by their misstatements or omissions of a material fact relating to them to the extent caused by or contained in information furnished in writing by such stockholder.
We will pay all expenses incident to our performance of, or compliance with, any registration or marketing of securities pursuant to the registration rights agreement, including a capped amount of reasonable fees and out-of-pocket costs and expenses of selling stockholders. The selling stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares of our Class A common stock pursuant to the registration rights agreement.

Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners
As a result of the reorganization, we will conduct all of our business activities through our direct subsidiary, Dynasty Financial Partners, an intermediate holding company. The operations of Dynasty Financial Partners, and the rights and obligations of its members, will be set forth in a third amended and restated limited liability company agreement of Dynasty Financial Partners, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of this agreement.
Governance.   We will serve as the sole managing member of Dynasty Financial Partners. As such, we will control its business and affairs and be responsible for the management of its business. We will also have the power to delegate certain of our management responsibilities in respect of Dynasty Financial Partners to officers, as determined by our board of directors. No other members of Dynasty Financial Partners, in their capacity as such, will have any authority or right to control the management of Dynasty Financial Partners or to bind it in connection with any matter.
Economic Rights of Members.   Dynasty Financial Partners will have common units. Net profits and net losses and distributions of profits of Dynasty Financial Partners will generally be allocated and made to members pro rata in accordance with the number of common units of Dynasty Financial Partners they hold.
The balance of each member’s capital account as a percentage of the aggregate capital account balances of all members will generally correspond to that member’s respective percentage interest in the profits of Dynasty Financial Partners, although initially Dynasty Financial Management, LLC may have a lower (and Dynasty, as the managing member, may have a correspondingly higher) capital account balance. Deemed net gain and deemed net losses on revaluation events will be allocated to common units until the respective capital account balances (disregarding accrued and undistributed profits for these purposes) of each member are proportional to their respective percentage interest in the profits of Dynasty Financial Partners.
Under the terms of its third amended and restated limited liability company agreement, Dynasty Financial Partners will be obligated to distribute to us and its other member cash payments for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to us and them, respectively, as members of Dynasty Financial Partners. See “— Tax Consequences”. In addition, Dynasty Financial Partners may make distributions to us without making pro rata distributions to other members in order to fund our operating expenses, overhead and other fees and expenses.
Coordination of Dynasty and Dynasty Financial Partners.   In order to make a share of Class A common stock represent the same percentage economic interest, disregarding corporate-level taxes and payments with respect to the Tax Receivable Agreement, in Dynasty Financial Partners as a common unit of Dynasty Financial Partners, we will always hold a number of common units equal to the number of shares of Class A common stock issued and outstanding. In the future, when we issue a share of our Class A common stock for cash, we will promptly transfer the net proceeds we receive to Dynasty Financial Partners and Dynasty Financial Partners will issue to us a common unit for each share so issued. Any time we issue a share of our Class A common stock pursuant to our 2021 Omnibus Incentive Compensation Plan or 2021 Non-Employee Director Plan, we will contribute to Dynasty Financial Partners all of the proceeds that we receive (if any) and Dynasty Financial Partners will issue to us a common unit. Any time Dynasty Financial Management, LLC issues a common equity unit pursuant to our 2021 Omnibus Incentive Compensation Plan and Dynasty Financial Partners issues a corresponding unit to Dynasty Financial Management, LLC, we will issue a share of Class C common stock to the recipient of the common unit. In the event that we issue other classes or series of our equity securities, Dynasty Financial Partners or Dynasty Financial Management, LLC, as applicable, will issue an equal amount of equity securities of Dynasty Financial Partners with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we redeem, repurchase or otherwise acquire any shares of our Class A common stock (or our equity securities of other classes or series) for cash, Dynasty Financial Partners will, at substantially the same time as our transaction, redeem an equal number of common units (or its equity securities of the corresponding classes or series) held by us, upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) are redeemed, repurchased or otherwise acquired. Upon the forfeiture of any common equity unit of Dynasty Financial Management, LLC held by an employee as a result of applicable vesting provisions, the breach of any restrictive covenants in grant agreements, or otherwise, a corresponding unit of Dynasty Financial Partners held by Dynasty Financial Management, LLC will be automatically cancelled and a corresponding share of our Class B or Class C common stock will automatically be redeemed and cancelled by us.
We may, upon the consummation of a merger, consolidation or other business combination involving us (unless such a transaction would result in our voting stock continuing to represent at least a majority of the total voting power of the voting stock of the surviving entity or its parent), require each holder of common equity units of Dynasty Financial Management, LLC to exchange all such units for units of Dynasty Financial Partners and then exchange such units (together with an equal number of shares of Class B common stock or Class C common stock, as applicable) for shares of our Class A common stock. In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or by a third party and approved by our board of directors or is otherwise effected with the consent of our board of directors, each holder of common equity units of Dynasty Financial Management, LLC will be permitted to participate in such transaction by exchanging their units for units of Dynasty Financial Partners and then exchange such unit for shares of our Class A common stock contingent upon the consummation of the transaction.
Issuances and Transfers of Common Units.   We do not intend to cause Dynasty Financial Partners or Dynasty Financial Management, LLC to issue additional units after this offering other than common units to us in connection with exchanges of common equity units of Dynasty Financial Management, LLC for capital stock of Dynasty and common or other units under our 2021 Omnibus Incentive Compensation Plan that we have adopted in connection with this offering. Holders of the common equity units of Dynasty Financial Management, LLC may not transfer any such common units to any person unless he or she transfers an equal number of shares of our Class B common stock or Class C common stock to the same transferee. The common equity units of Dynasty Financial Management, LLC will be transferable only to family members or certain estate planning vehicles of the transferor or in distributions by members that are business entities to any of their stockholders, members, affiliates or partners, unless the transferee’s business competes with our business. Our units of Dynasty Financial Partners are non-transferable.
Amendments.   The third amended and restated limited liability company agreement may be amended with the consent of the managing member and the holders of a majority of the common units, provided that the managing member may, without the consent of any other member, make amendments that do not materially and adversely affect any other members.
Notwithstanding the foregoing, no amendment increasing the personal liability of a member or requiring any additional capital contribution by a member may be made without the consent of the affected member.
Indemnification and Exculpation.   Dynasty Financial Partners will indemnify us, as its current managing member, the former members of its board of managers, and our directors and officers against any losses, damages, costs or expenses (including reasonable attorney’s fees, judgments, fines and amounts paid in settlement) actually incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative (including any action by or on behalf of Dynasty Financial Partners) arising as a result of the capacities in which they serve or served Dynasty Financial Partners to the maximum extent that any of them could be indemnified if Dynasty Financial Partners were a Delaware corporation and they were directors of such corporation.
Dynasty Financial Partners will also indemnify its officers and employees and officers and employees of its subsidiaries against any losses, damages, costs or expenses (including reasonable attorney’s fees, judgments, fines and amounts paid in settlement) actually incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative arising as a result of their being an employee of Dynasty Financial Partners (or their serving as an officer or fiduciary of any of Dynasty Financial Partners’ subsidiaries or benefit plans or any entity of which Dynasty is sponsor or adviser), provided that no employee will be indemnified or reimbursed for any claim, obligation or liability adjudicated to have arisen out of or been based upon such employee’s intentional misconduct, gross negligence, fraud or knowing violation of law.
In addition, Dynasty Financial Partners will pay the costs or expenses (including reasonable attorneys’ fees) incurred by the indemnified parties in advance of a final disposition of such matters so long as the indemnified party undertakes to repay the expenses if the party is adjudicated not to be entitled to indemnification.
We, as the managing member, and our directors and officers will not be liable to Dynasty Financial Partners or its other members for damages incurred by (i) any mistake in judgment or (ii) any action or inaction taken or omitted in the course of performing our or their duties under the third amended and restated limited liability company agreement or in connection with the business of Dynasty Financial Partners. In addition, we, as the managing member, and our officers and directors, will not be liable to Dynasty Financial Partners or its other members for any loss due to the mistake, negligence, dishonesty, fraud or bad faith of any employee, broker or other agent of Dynasty Financial Partners selected by us without willful misconduct or gross negligence on our part or on the part of our officers or directors.
Tax Consequences
As the managing member of Dynasty Financial Partners, we will incur U.S. federal, state and local income taxes on our allocable share of any of its net taxable income. Under the terms of its third amended and restated limited liability company agreement, Dynasty Financial Partners will be obligated to distribute to us and its other members cash payments for the purpose of funding tax obligations in respect of the taxable income and net capital gain that is allocated to us and them, respectively, as members of Dynasty Financial Partners. These cash payments for the purpose of funding tax obligations will be treated as an advance on amounts otherwise distributable to us and other recipients of such cash payments. See “— Offering Transactions — Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners”.
Tax Receivable Agreement
Pursuant to the exchange agreement described above, from time to time we may be required to acquire common units of Dynasty Financial Partners from their holders upon an exchange for shares of our Class A common stock. Dynasty Financial Partners will have in place an election under Section 754 of the Code (a “Section 754 election”) in effect for its current taxable year in which (i) distributions from Dynasty Financial Partners were made and (ii) transfers and exchanges of units occurred, and intends to have such election in effect for future taxable years in which exchanges of common units occur. Pursuant to the Section 754 election, certain prior distributions on, and transfers and exchanges of, membership interests resulted in, and each future exchange of common units of Dynasty Financial Partners is expected to result in, an increase in the tax basis of tangible and intangible assets of Dynasty Financial Partners. When we acquire common units from existing unitholders, we expect that both the existing basis and the anticipated basis adjustments will increase (for tax purposes) depreciation and amortization deductions allocable to us from Dynasty Financial Partners and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent increased tax basis is allocated to those capital assets.
We will be a party to the Tax Receivable Agreement with Dynasty Financial Partners and the TRA Holders. The Tax Receivable Agreement will generally provide for the payment by us to each TRA Holder of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any step-up in tax basis in Dynasty Financial Partners’ assets resulting from (a) our purchase of common units of Dynasty Financial Partners for cash or the exchange of common units of Dynasty Financial Partners (along with the corresponding shares of our Class B or Class C common stock) for shares of our Class A common stock and (b) payments under this Tax Receivable Agreement, (ii) certain prior distributions by Dynasty Financial Partners and prior transfers or exchanges of limited liability company interests which resulted in tax basis adjustments to the assets of Dynasty Financial Partners and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of this Tax Receivable Agreement.
For purposes of the Tax Receivable Agreement, cash savings in tax are calculated by comparing our actual income tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement, unless certain assumptions apply, as discussed herein. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the Tax Receivable Agreement or payments under the Tax Receivable Agreement are accelerated in the event that we materially breach any of our material obligations under the Tax Receivable Agreement (as described below). The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges by the holders of common units of Dynasty Financial Partners, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.
The payment obligation under the Tax Receivable Agreement is an obligation of Dynasty, not Dynasty Financial Partners, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with (i) our purchase of common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders with a portion of the net proceeds of this offering and (ii) future exchanges of common units of Dynasty Financial Partners as described above would aggregate to approximately $      over 15 years from the date of this offering based on an assumed initial public offering price of $      per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the other parties to the Tax Receivable Agreement 85% of such amount, or $      , over the 15-year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and Tax Receivable Agreement payments by us will be calculated using the market value of our Class A common stock at the time of exchange and the prevailing tax rates applicable to us over the life of the Tax Receivable Agreement and will be dependent on us generating sufficient future taxable income to realize the benefit. See “Our Structure and Reorganization — Tax Receivable Agreement”. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership of us.
In addition, although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or other tax attributes subject to the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.
The Tax Receivable Agreement provides that (i) upon certain mergers, asset sales, other forms of business combinations or other changes of control, (ii) in the event that we materially breach any of our material obligations under the agreement or (iii) if, at any time, we elect an early termination of the agreement, our (or our successor’s) obligations under the agreement (with respect to all common units of Dynasty Financial Partners, whether or not such common units have been exchanged or acquired before or after such transaction) would be based on certain assumptions. Those assumptions include that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. In the event we elect to terminate the Tax Receivable Agreement early or we materially breach a material obligation, our obligations under the agreement will accelerate. As a result, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the agreement and (ii) we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which payment may be made significantly in advance of the actual realization of such future benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on an assumed initial public offering price of $      per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and a discount rate equal to the lesser of (i) 6.5% and (ii) SOFR plus 400 basis points, we estimate that we would be required to pay $      in the aggregate under the Tax Receivable Agreement. See “Our Structure and Reorganization — Tax Receivable Agreement”.
Payments under the Tax Receivable Agreement, if any, will be made pro rata among all TRA Holders entitled to payments on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared, which typically occurs within 90 days after the end of the applicable calendar year. We expect to make payments under the Tax Receivable Agreement, to the extent they are required, within 125 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 300 basis points from the due date (without extensions) of such tax return.
The impact that the Tax Receivable Agreement will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of common units of Dynasty Financial Partners for our Class A common stock, representing 85% of the estimated future tax benefits, if any, relating to the increase in tax basis associated with the exchanges by holders of common units of Dynasty Financial Partners. Because the amount and timing of any payments will vary based on a number of factors (including the timing of exchanges by the holders of common units of Dynasty Financial Partners, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable as well as the portion of our payments under the Tax Receivable Agreement constituting imputed interest), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the Tax Receivable Agreement. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time.
Decisions made by our existing owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the Tax Receivable Agreement. For example, the earlier disposition of assets occurs following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the Tax Receivable Agreement.
Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Dynasty Financial Partners to make distributions to us. The ability of Dynasty Financial Partners to make such distributions will be subject to, among other things, its and its subsidiaries’ operating results, cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its unitholders, its compliance with covenants and financial ratios related to existing or future indebtedness, its other agreements with third parties, as well as its obligation to make tax distributions to unitholders other than us under the terms of its third amended and restated limited liability company agreement. Late payments generally will accrue interest at a rate equal to SOFR plus 500 basis points until paid.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $      , based upon the initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $      , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our management will have broad discretion over the uses of the net proceeds in this offering.
A $1.00 increase or decrease in the assumed initial public offering price of our Class A common stock of $       per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $       , assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $      , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use $      million, or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to purchase newly issued common units from Dynasty Financial Partners, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.
We intend to use approximately $      million of the net proceeds from this offering to purchase common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of the proceeds.
Additionally, we intend to cause Dynasty Financial Partners to use approximately $      million of the remaining net proceeds to pay the expenses incurred by us in connection with this offering and the reorganization transactions.
We intend to cause Dynasty Financial Partners to use any remaining net proceeds to facilitate the growth of our existing businesses, to make strategic acquisitions of businesses that are complementary to our existing businesses and for other general corporate purposes.

DIVIDEND POLICY AND DIVIDENDS
We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements, the amount of distributions to us from Dynasty Financial Partners and other factors that our board of directors may deem relevant. Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from Dynasty Financial Partners.
Holders of our Class B common stock and Class C common stock will not be entitled to any dividend payments from us since they have no economic interests in us.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2021:
•
on an actual basis for Dynasty Financial Partners; and

•
on a pro forma basis giving effect to this offering and the related reorganization transactions, including our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $      per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), the exchange of certain Class Q profits interests of Dynasty Financial Partners for our Class A common stock, the application of the net proceeds from this offering as described in “Use of Proceeds”, the entry into the 2021 Investment Agreements and the Note Conversion.

After the completion of this offering and the related reorganization transactions, as the sole managing member of Dynasty Financial Partners, we will control its business and affairs and, therefore, consolidate its financial results with ours. In light of Dynasty Financial Management, LLC’s      % limited liability company interest in Dynasty Financial Partners immediately after the reorganization and this offering, we will reflect its interest as a noncontrolling interest in our consolidated financial statements. As a result, our net income, after excluding that noncontrolling interest, will represent      % of Dynasty Financial Partners’ net income. Outstanding shares of our Class A common stock, through the common units of Dynasty Financial Partners we hold, will represent a      % interest in the net income of Dynasty Financial Partners. For more information on the pro forma impact of our reorganization, see “Unaudited Pro Forma Consolidated Financial Information”.
You should read the following table in conjunction with the consolidated financial statements and related notes, “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.
	As of September 30, 2021
	Actual Dynasty Financial Partners	Pro Forma Dynasty(1)
	(dollars in thousands)
Cash and cash equivalents	$22,381	$
Equity:
Class A common stock, par value $0.01 per share, shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis	—
Class B common stock, par value $0.01 per share, shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis	—
Class C common stock, par value $0.01 per share, shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	—
Capital interest units (62,000,000 units authorized, 42,932,951 and 43,052,119 units outstanding)	40,677
Profits interests units (6,837,177 units authorized, 3,664,290 and 4,190,433 units outstanding)	(5,779)

	As of September 30, 2021
	Actual Dynasty Financial Partners	Pro Forma Dynasty(1)
	(dollars in thousands)
(Accumulated deficit)/retained earnings	(1,015)
Non-controlling interests	—
Total equity	$33,883	$
Total capitalization	$33,883	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover of this prospectus) remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION
Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of Class A common stock for accounting purposes. All calculations assume that 100% of the outstanding Dynasty Financial Partners common units and profits interests (assuming vesting of the unvested profits interests and an offering price at the midpoint of the range on the cover of this prospectus) have been exchanged for Class A common stock.
Our net tangible book value as of September 30, 2021, after giving pro forma effect to the reorganization transactions described under “Our Structure and Reorganization,” was approximately $      million, or $      per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma net tangible book value (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to our internal reorganization.
After giving effect to the sale of shares of Class A common stock in this offering, entry into the 2021 Investment Agreements and the Note Conversion, and further assuming the receipt of the estimated net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus and after deducting the underwriting discount and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of September 30, 2021 would have been approximately $      million, or $      per share of Class A common stock. This represents an immediate increase in the net tangible book value of $       per share to our existing owners and immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares of Class A common stock in this offering of $      per share.
The following table illustrates the per share dilution to new investors purchasing shares in this offering:
Assumed initial public offering price per share of Class A common stock (the midpoint of the range set forth on the cover of this prospectus)		$
Pro forma net tangible book value (deficit) per share of Class A common stock as of September 30, 2021 (after giving effect to our internal reorganization)	$
Increase per share of Class A common stock attributable to investors in this offering and the Note Conversion	$
Adjusted pro forma net tangible book value (deficit) per share of Class A common stock (after giving effect to our internal reorganization, the Note Conversion and this offering)		$
Dilution in pro forma net tangible book value (deficit) per share of Class A common stock to investors in this offering		$
To the extent the underwriters’ option to purchase additional shares of Class A common stock from us is exercised, there will be further dilution to new investors.
The following table sets forth, on the same pro forma basis, as of September 30, 2021, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing equity holders and by the new investors, assuming that the holders of all classes of LLC units of Dynasty Financial Partners have exchanged all of their units for shares of our Class A common stock and we have benefited from the resulting increase in tax basis:
	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	Per share
Existing stockholders		%	$	%	$
New investors

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	Per share
Total		%	$	%	$

The table above gives effect to the issuance of           shares of        that we expect to issue in connection with this offering to certain of our employees and directors. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to            , or approximately     % of the total number of shares of Class A common stock. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), would increase (decrease) total consideration paid by new investors in this offering and by all investors by $      million, and would increase (decrease) the average price per share paid by new investors by $      , and would increase (decrease) as adjusted pro forma net tangible book value per share by $      , assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts payable by us in connection with this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated financial statements present the consolidated statements of comprehensive income and financial position of Dynasty and subsidiaries, assuming that all of the transactions described in the bullet points below had been completed as of: (i) January 1, 2020 with respect to the unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2020 and the nine months ended September 30, 2021 and (ii) September 30, 2021 with respect to the unaudited pro forma consolidated statement of financial position as of September 30, 2021. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Dynasty Financial Partners and subsidiaries, which is the accounting predecessor. These adjustments are described in the notes to the unaudited pro forma consolidated financial statements.
The pro forma adjustments principally give effect to the following transactions:
•
the reorganization transactions described in “Our Structure and Reorganization”, including the exchange of certain Class Q profits interests of Dynasty Financial Partners for shares of Class A common stock;

•
the issuance of           shares of Class B common stock to certain existing holders of common units of Dynasty Financial Partners, and the issuance of                 shares of Class C common stock to certain existing holders of common units and profits interests units of Dynasty Financial Partners;

•
the establishment of the Tax Receivable Agreement with the holders of common units of Dynasty Financial Partners;

•
entry into the 2021 Investment Agreements and the Note Conversion;

•
federal and state income taxes as a taxable corporate entity at the statutory rate; and

•
the sale of                 shares of our Class A common stock by us in this offering at an assumed offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of $      million of the net proceeds to purchase an aggregate of                 Dynasty Financial Partners’ common units from existing Dynasty Financial Partners unitholders.

We will account for the reorganization transactions by which Class A, Class B and Class C capital interests and Class P and certain Class Q profits interests of Dynasty Financial Partners will be converted into common equity units of DM, LLC, certain Class Q profits interests units of Dynasty Financial Partners will be exchanged for Class A common stock, and Dynasty will become the managing member of Dynasty Financial Partners as a transaction between entities under common control pursuant to ASC 805. Accordingly, after the reorganization, Dynasty will reflect the assets and liabilities of Dynasty Financial Partners at their carryover basis.
The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma consolidated financial information.
The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our statement of comprehensive income or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our statement of comprehensive income or financial position had the transactions contemplated in connection with the reorganization and this offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the statement of comprehensive income or financial position for any future period or date.

The unaudited pro forma condensed consolidated financial information should be read together with “Transactions,” “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Income
for the Year Ended December 31, 2020
(in thousands, except income per share)
	Dynasty Financial Partners Historical	Offering Adjustments	Pro Forma Adjustments Note	Investment Adjustments	Pro Forma Adjustments Note	Dynasty Financial Partners Inc. Pro Forma
Revenues
Asset-based	$31,638	$				$
Transactional	2,265
Financing	3,071
Manager fees and other	9,226
Total revenues	46,200
Operating expenses
Cost of services	21,784
Compensation and benefits	13,720
General and administrative	5,200
Depreciation and amortization	607
Total operating expenses	41,311
Income from operations	4,889
Other (income) expense
Interest income	(59)
Income (loss) from equity method investment					(j)
Other (income) expense	110
Total other (income) expense	51
Net income and comprehensive income before tax	$4,838
Income tax expense (benefit)	—		(a)
Net income and comprehensive income	$4,838
Less: net income attributable to non-controlling interests			(b)		(k)
Net income and comprehensive income attributable to Dynasty						$
Pro forma net income per share of Class A common stock:
Basic			(c)		(k)	$
Diluted			(c)		(k)	$
Pro forma weighted-average shares of Class A common stock outstanding:
Basic			(c)		(k)
Diluted			(c)		(k)

Notes to the Unaudited Pro Forma Condensed Consolidated Statement of
Comprehensive Income
for the Year Ended December 31, 2020
(a)   Reflects the impact of U.S. federal, state, local and foreign income taxes on the income of Dynasty. The pro forma effective income tax rate is estimated to be approximately    % and was determined by combining the projected U.S. federal, state, local and foreign income taxes.
As a flow-through entity, Dynasty Financial Partners is generally not and has not been subject to U.S. federal and certain state income taxes at the entity level, although it has been subject to New York City unincorporated business tax and New York State pass-through entity tax. Instead, for U.S. federal and certain state income tax purposes, taxable income was and is passed through to its unitholders, which after the reorganization transactions, will include Dynasty. Dynasty is subject to U.S. federal and certain state income taxes applicable to corporations. The provision for income taxes differs from the amount of income tax computed by applying the applicable U.S. federal income tax statutory rate to income before provision for income taxes as follows:
U.S. federal statutory rate	$	%
State and local income taxes, net of U.S. federal		%
Permanent items and other		%
Rate benefit from the flow-through entity(1)		%
Provision for income taxes	$	%

(1)
Rate benefit from the flow-through entity is calculated principally by multiplying the consolidated pro forma income before tax by the percentage of non-controlling interests (    %) represented by the common units of Dynasty Financial Partners held by the continuing owners and the U.S. federal statutory rate. The pro forma income before tax attributable to the non-controlling interests would be subject to New York City unincorporated business tax and New York State pass-through entity tax at the consolidated level at a combined rate of approximately 5%. The U.S. federal and state income taxes on the earnings attributable to the common units held by the continuing owners will be payable directly by the continuing owners.

The table above includes certain book to tax differences such as non-deductible meals and entertainment, non-cash equity compensation expense, and intangible acquisition expenses which represent permanent differences. These differences are recognized at the level of the flow-through entity, Dynasty Financial Partners, and indirectly impact Dynasty by increasing the effective income tax rate.
(b)   Upon completion of the offering, we will become the sole managing member of Dynasty Financial Partners and control the operations and management of Dynasty Financial Partners. As a result, we will consolidate the financial results of Dynasty Financial Partners and will report a non-controlling interest related to the interest held by Dynasty Financial Management, LLC on our consolidated statement of comprehensive income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to the Note Conversion, Dynasty will own    % of the economic interest of Dynasty Financial Partners, and Dynasty Financial Management, LLC will own the remaining    % . Net income attributable to non-controlling interest will represent    % of the consolidated income before income taxes of Dynasty. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, Dynasty will own    % of the economic interest of Dynasty Financial Partners, Dynasty Financial Management, LLC will own the remaining    %, and net income attributable to non-controlling interest will represent    % of the consolidated income before income taxes of Dynasty.
The computation of the pro forma income attributable to non-controlling interest prior to the Note Conversion is below:

For the Year Ended December 31, 2020
(dollars in thousands)
Common units held by Dynasty Financial Management, LLC representing vested common equity units held by member of Dynasty Financial Management, LLC
Unvested common units held by Dynasty Financial Management, LLC representing unvested common equity units held by member of Dynasty Financial Management, LLC
Total common units attributable to non-controlling interest
Total common units outstanding
Non-controlling interest allocation		%
Income before provision for income taxes	$
Non-controlling interest allocation		%
Income before provision for income taxes attributable to non-controlling interest
Non-controlling portion of provision for income taxes(1)
Net income attributable to non-controlling interests	$

(1)
The non-controlling portion of provision for income taxes of $      for the year ended December 31, 2020, is calculated by multiplying the pro forma provision for income taxes for Dynasty Financial Partners of $      by the non-controlling interest allocation percentage of    %.

(c)   The pro forma basic and diluted net income per share of Class A common stock is calculated as follows:
	Basic	Diluted
(dollars in thousands, except per share data)
Pro forma net income attributable to Dynasty(1)	$
Weighted average shares of Class A common stock outstanding(1)
Pro forma net income per share of Class A common stock	$

(1)
Shares of Class B common stock and Class C common stock do not share in the earnings of Dynasty and are therefore not included in the weighted average shares outstanding or net income per share. Furthermore, no pro forma effect was given to the future potential exchanges of the                 common units held by Dynasty Financial Management, LLC that will be outstanding immediately after the consummation of the reorganization and the offering for a corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive. Pro forma diluted net income per share is computed by adjusting the net income available to holders of Class A common stock and the weighted average shares of Class A common stock outstanding to give effect to the Note Conversion.

(j)   Represents Dynasty’s proportionate share of net income (loss) generated by the Network Partner Firms that have entered into the 2021 Investment Agreements for the period presented, pursuant to the equity method of accounting, as if the equity method investment and this offering had occurred on January 1, 2020.
(k)   Subsequent to September 30, 2021, Dynasty Financial Partners entered into the 2021 Investment Agreements with certain of the Network Partner Firms, pursuant to which Dynasty Financial Partners received minority equity interests and revenue participation interests in certain of the Network Partner Firms. In return for such investments, Dynasty Financial Partners issued $    aggregate principal amount of notes at an interest rate equal to the short-term applicable federal rate to the Network Partners Firms that entered into the 2021 Investment Agreements. At the holder’s option, the notes are exchangeable into a number of shares of our Class A common stock equal to the principal amount of the relevant note divided by the gross IPO price of our Class A common stock. If the holder does not elect to exchange their note(s), the principal of such note and the accrued interest will become due on the business day following the one year anniversary of such note. In the case of notes that are exchanged for shares of our common stock, interest will be paid on the closing date of this offering. We will account for such investments as equity method investments. The Company has voluntarily elected to present the pro forma adjustment related to these transactions because of the dilutive effect the Note Conversion will have on the amount of outstanding shares of Class A common stock.

Unaudited Pro Forma Consolidated Statements of Financial Position
As of September 30, 2021
(in thousands)
	Dynasty Financial Partners Historical		Offering Adjustments	Pro Forma Adjustments Note	Investment Adjustments	Pro Forma Adjustments Note	Dynasty Financial Partners Inc. Pro Forma
Assets
Current assets
Cash and cash equivalents	$		$	(d)(e)(f)			$
Restricted cash
Accounts receivable, net of allowance for doubtful accounts of $44 and $2
Related party receivables
Prepaid expenses				(d)
Loans receivable, current
Other current assets
Total current assets
Deferred tax assets		—		(g)
Loans receivable, noncurrent, net of allowance for loans receivable of $96 and $0
Revenue participation interest (RPI) receivable
Equity method investment						(k)
Property and equipment, net of accumulated depreciation and amortization of $3,523 and $3,444
Total assets	$		$				$
Liabilities and members’ equity
Current liabilities
Accounts payable	$		$				$
Related party accounts payable
Accrued expense and compensation
Deferred revenue
Loans payable
Deferred rent, current
Total current liabilities
Notes payable						(k)
Deferred rent, noncurrent
Tax receivable agreement obligations		—		(g)
Total liabilities
Capital interest units				(h)
Profits interests units				(f)(i)(h)
Class A common stock, par value $0.01, shares authorized; and issued and outstanding, as adjusted		—		(d)(f)		(k)
Class B common stock, par value $0.01, shares authorized; and issued and outstanding, as adjusted		—		(i)
Class C common stock, par value $0.01, shares authorized; and issued and outstanding, as adjusted		—		(i)
Additional paid-in capital		—		(d)		(k)
Accumulated deficit				(h)
Total members’ / stockholders’ equity attributable to Dynasty
Non-controlling interest		—		(h)		(k)
Total liabilities and members’/ stockholders’ equity	$		$				$

Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Income
Nine Months Ended September 30, 2021
(in thousands, except income per share)
	Dynasty Financial Partners Historical		Offering Adjustments	Pro Forma Adjustments Note	Investment Adjustments	Pro Forma Adjustments Note	Dynasty Financial Partners Inc. Pro Forma
Revenues
Asset-based	$		$				$
Transactional
Financing
Manager fees and other
Total revenues
Operating expenses
Cost of services
Compensation and benefits
General and administrative
Depreciation and amortization
Total operating expenses
Income from operations
Other (income) expense
Interest income
Income (loss) from equity method investment						(j)
Other (income) expense
Total other (income) expense
Net income and comprehensive income before tax	$
Income tax expense (benefit)		—		(a)
Net income and comprehensive income	$
Less: net income attributable to non-controlling interests				(b)
Net income and comprehensive income attributable to Dynasty						(k)	$
Pro forma net income per share of Class A common stock:
Basic				(c)		(k)	$
Diluted				(c)		(k)	$
Pro forma weighted-average shares of Class A common stock outstanding:
Basic				(c)		(k)
Diluted				(c)		(k)

Notes to the Unaudited Pro Forma Consolidated Statements of Financial Position and Condensed Consolidated Statement of Comprehensive Income
as of and for the Nine Months Ended September 30, 2021
(a)   Reflects the impact of U.S. federal, state, local and foreign income taxes on the income of Dynasty. The pro forma effective income tax rate is estimated to be approximately    % and was determined by combining the projected U.S. federal, state, local and foreign income taxes.
As a flow-through entity, Dynasty Financial Partners is generally not and has not been subject to U.S. federal and certain state income taxes at the entity level, although it has been subject to New York City unincorporated business tax and New York State pass-through entity tax. Instead, for U.S. federal and certain state income tax purposes, taxable income was and is passed through to its unitholders, which after the reorganization transactions, will include Dynasty. Dynasty is subject to U.S. federal and certain state income taxes applicable to corporations. The provision for income taxes differs from the amount of income tax computed by applying the applicable U.S. federal income tax statutory rate to income before provision for income taxes as follows:
U.S. federal statutory rate	$	%
State and local income taxes, net of U.S. federal		%
Permanent items and other		%
Rate benefit from the flow-through entity(1)		%
Provision for income taxes	$	%

(1)
Rate benefit from the flow-through entity is calculated principally by multiplying the consolidated pro forma income before tax by the percentage of non-controlling interests (    %) represented by the common units of Dynasty Financial Partners held by the continuing owners and the U.S. federal statutory rate. The pro forma income before tax attributable to the non-controlling interests would be subject to New York City unincorporated business tax and New York State pass-through entity tax at the consolidated level at a combined rate of approximately 5%. The U.S. federal and state income taxes on the earnings attributable to the common units held by the continuing owners will be payable directly by the continuing owners.

The table above includes certain book to tax differences such as non-deductible meals and entertainment, non-cash equity compensation expense, and intangible acquisition expenses which represent permanent differences. These differences are recognized at the level of the flow-through entity, Dynasty Financial Partners, and indirectly impact Dynasty by increasing the effective income tax rate.
(b)   Upon completion of the offering, we will become the sole managing member of Dynasty Financial Partners and control the operations and management of Dynasty Financial Partners. As a result, we will consolidate the financial results of Dynasty Financial Partners and will report a non-controlling interest related to the interest held Dynasty Financial Management, LLC on our consolidated statement of comprehensive income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to the Note Conversion, Dynasty will own    % of the economic interest of Dynasty Financial Partners, and Dynasty Financial Management, LLC will own the remaining    % . Net income attributable to non-controlling interest will represent    % of the consolidated income before income taxes of Dynasty. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, Dynasty will own    % of the economic interest of Dynasty Financial Partners, Dynasty Financial Management, LLC will own the remaining     %, and net income attributable to non-controlling interest will represent    % of the consolidated income before income taxes of Dynasty.
The computation of the pro forma income attributable to non-controlling interest prior to the Note Conversion is below:

For the Nine Months Ended September 30, 2021
(dollars in thousands)
Common units held by Dynasty Financial Management, LLC representing vested common equity units held by member of Dynasty Financial Management, LLC
Unvested common units held by Dynasty Financial Management, LLC representing unvested common equity units held by member of Dynasty Financial Management, LLC
Total common units attributable to non-controlling interest
Total common units outstanding
Non-controlling interest allocation		%
Income before provision for income taxes	$
Non-controlling interest allocation		%
Income before provision for income taxes attributable to non-controlling interest
Non-controlling portion of provision for income taxes(1)
Net income attributable to non-controlling interests	$

(1)
The non-controlling portion of provision for income taxes of $      for the nine months ended September 30, 2021, is calculated by multiplying the pro forma provision for income taxes for Dynasty Financial Partners of $      by the non-controlling interest allocation percentage of    %.

(c)   The pro forma basic and diluted net income per share of Class A common stock prior to the Note Conversion is calculated as follows:
	Basic	Diluted
(dollars in thousands, except per share data)
Pro forma net income attributable to Dynasty(1)	$
Weighted average shares of Class A common stock outstanding(1)
Pro forma net income per share of Class A common stock	$

(1)
Shares of Class B common stock and Class C common stock do not share in the earnings of Dynasty and are therefore not included in the weighted average shares outstanding or net income per share. Furthermore, no pro forma effect was given to the future potential exchanges of the           common units held by Dynasty Financial Management, LLC that will be outstanding immediately after the consummation of the reorganization and the offering for a corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive. Pro forma diluted net income per share is computed by adjusting the net income available to holders of Class A common stock and the weighted average shares of Class A common stock outstanding to give effect to the Note Conversion.

(d)   From this offering, Dynasty expects to receive net proceeds from the sale of Class A common stock, par value $0.01 per share, of approximately $      , representing the gross proceeds of $      less the underwriting discount of $      and estimated offering expenses payable by us of $      , of which $      have been previously incurred and that Dynasty has deferred and included in prepaid expenses and other assets on the unaudited pro forma consolidated statement of financial position. The gross proceeds are based on the initial public offering price of $      per share (the midpoint in the price range set forth on the cover of this prospectus).
The offering adjustments to additional paid-in capital are determined as follows (in thousands):

Pro Forma Adjustments Note
Gross proceeds from offering	$	(a)
Underwriting discount		(a)
Estimated offering expenses		(a)
Purchase of common units in Dynasty Financial Partners		(d)
Deferred tax assets		(b)
Tax receivable agreement obligations		(b)
Reclassification of members’ equity		(e)(f)
Par value of Class A common stock		(e)
Par value of Class B common stock		(f)
Par value of Class C common stock		(f)
Non-controlling interest		(g)
Additional paid-in capital
(e)   Dynasty intends to use $      , from this offering to purchase (x)           newly issued common units from Dynasty Financial Partners, at a per-unit price equal to the per-share price paid by the underwriters for shares of the Class A common stock in this offering and (y)            common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders (after such unitholders exercise their right to receive common units of Dynasty Financial partners from Dynasty Financial Management, LLC in exchange for such common equity units), at a per-unit price equal to the per- share price paid by the underwriters for shares of the Class A common stock in this offering. Dynasty Financial Partners will use approximately $      to pay the expenses incurred by us in connection with this offering and the reorganization transactions. Dynasty Financial Partners will use $      remaining net proceeds to facilitate the growth of our existing businesses, to make strategic acquisitions of businesses that are complementary to our existing businesses and for other general corporate purposes.
(f)   Reflects           shares of Class A common stock with a par value of $.001 outstanding immediately after this offering. This includes           shares of our Class A common stock issued in this offering,           shares of Class A common stock exchanged for certain Class Q profits interests of Dynasty Financial Partners, assuming a conversion price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
(g)   In connection with the closing of this offering, Dynasty will enter into the Tax Receivable Agreement with the TRA Holders. The Tax Receivable Agreement generally provides for the payment by Dynasty to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that Dynasty actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain tax benefits attributable to imputed interest. Dynasty will retain the benefit of the remaining 15% of these cash savings. The portion of the deferred tax asset of $      resulting from the offering and attributable to the TRA Holders is $      . The liability to be recorded for the Tax Receivable Agreement is $      or 85% of the deferred tax asset of $      which has been recorded from the increase in tax basis and certain tax benefits attributable to imputed interest. This liability is included in pro forma Tax Receivable Agreement obligations. Dynasty expects to benefit from the remaining 15% of cash savings, if any, realized.
The total deferred tax asset and Tax Receivable Agreement liability pro forma adjustments are $      and $      , respectively. The excess of the deferred tax asset pro forma adjustment over the Tax Receivable Agreement liability pro forma adjustment of $      is recorded as additional paid-in capital.
(h)   Upon completion of the offering, we will become the sole managing member of Dynasty Financial Partners and control the operations and management of Dynasty Financial Partners. As a result, we will consolidate the financial results of Dynasty Financial Partners and will report a non-controlling interest related to the interest held by Dynasty Financial Management, LLC, which will represent a majority of the economic interest in Dynasty Financial Partners, on our consolidated statement of financial position. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to the Note Conversion, Dynasty will own    % of the economic interest of Dynasty Financial Partners, and Dynasty Financial Management, LLC will own the remaining    % .
	Dynasty Financial Partners Common Units	%
Dynasty
Dynasty Financial Management, LLC
Total
The computation of the pro forma non-controlling interest prior to the Note Conversion is below:
(in thousands)	Dynasty Financial Partners Inc. Pro Forma		Pro Forma Adjustments Note
Beginning members’ deficit	$
Proceeds from offering net of underwriting discounts			(c)
Purchase of common units in Dynasty Financial Partners			(f)
Total members’ / stockholders’ equity	$
Dynasty Financial Management, LLC economic interest in Dynasty Financial Partners		%
Non-controlling interest	$
(i)   In connection with this offering, we will issue shares of Class B common stock and Class C common stock to certain existing holders of common units and profits interest units of Dynasty Financial Partners. Each share of our Class B common stock will entitle its holder to five votes, and each share of our Class C common stock will entitle its holder to one vote. See “Our Structure and Reorganization —  Dynasty.”
(j)   Represents Dynasty’s proportionate share of net income (loss) generated by the Network Partner Firms that have entered into the 2021 Investment Agreements for the period presented, pursuant to the equity method of accounting, as if the equity method investment and this offering had occurred on January 1, 2020.
(k)   Subsequent to September 30, 2021, Dynasty Financial Partners entered into the 2021 Investment Agreements with certain of the Network Partner Firms, pursuant to which Dynasty Financial Partners received minority equity interests and revenue participation interests in certain of the Network Partner Firms. In return for such investments, Dynasty Financial Partners issued $    aggregate principal amount of notes at an interest rate equal to the short-term applicable federal rate to the Network Partners Firms that entered into the 2021 Investment Agreements. At the holder’s option, the notes are exchangeable into a number of shares of our Class A common stock equal to the principal amount of the relevant note divided by the gross IPO price of our Class A common stock. If the holder does not elect to exchange their note(s), the principal of such note and the accrued interest will become due on the business day following the one year anniversary of such note. In the case of notes that are exchanged for shares of our common stock, interest will be paid on the closing date of this offering. We will account for such investments as equity method investments. The Company has voluntarily elected to present the pro forma adjustment related to these transactions because of the dilutive effect the Note Conversion will have on the amount of outstanding shares of Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described under the caption “Risk Factors” and elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.
Financial data as of September 30, 2021 and the nine months ended September 30, 2021 and 2020 has been derived from the unaudited condensed financial statements included elsewhere in this prospectus. Financial data as of and for the years ended December 31, 2020 and 2019 has been derived from the audited consolidated financial statements included elsewhere in this prospectus.
The historical financial data discussed below reflect the historical results of operations and financial condition of Dynasty Financial Partners, LLC and its consolidated subsidiaries and do not give effect to our reorganization. See “Our Structure and Reorganization” included elsewhere in this prospectus for a description of our reorganization and its effect on our historical results of operations.
Overview
We believe we are a leading provider of technology-enabled wealth management solutions and business services for financial advisory firms primarily focused on HNW and UHNW clients. We provide access to a comprehensive platform of software and technology tools, business services and holistic investment management capabilities through an open-architecture platform delivered via a suite of proprietary and third-party technologies integrated within the Dynasty Desktop. Our offerings give our advisory firm clients the freedom to address their clients’ needs in an objective and independent manner. Our technology, tools and services provide advisory firms the supported independence to launch their businesses, scale their operations and grow their firms — both organically and inorganically — while also allowing them to be more focused on and better-equipped to serve their clients.
We provide financial advisory firms with a full suite of technology-enabled solutions necessary to operate their businesses independent from a large financial services firm. As of September 30, 2021 the Dynasty network includes 46 financial advisory firms (“Network Partner Firms”) representing 292 financial advisors who maintain $64.6 billion in Total Assets Under Administration on the Dynasty platform, with an averaged AUA per advisor of $221 million. Our holistic offering is truly end-to-end, frequently beginning prior to a group of advisors even forming their independent business. We assist advisors in establishing and executing on a roadmap to separate from their prior platform and launch their independent wealth management firm or bring their existing wealth management firm to the next level with increased scale, efficiency, and growth. Once an advisory firm has transitioned, our Core Services offering provides a suite of technology solutions and business services that provide many of the day-to-day middle- and back-office functions critical to operating an advisory practice. Our Investment Platform, one of the largest TAMPs by assets under administration, provides an array of optimized investment solutions brought together from across the industry with enterprise-level access, pricing, manager due diligence and support. Our Capital Strategies enable advisory firms to leave their prior captive platform and fund initial business formation, as well as fuel both organic and inorganic growth of their firms and thereby bolstering the growth and scale of our Core Services and Investment Platform businesses. Additionally, our Network serves as a community for advisors who want to be independent but not alone. We organize marquee events throughout the year, including our annual Partners Summit and annual Investment Forum, as well as a series of customized events on best practices in firm management, client service, technology, and our “Advisor to CEO” program. As the industry and the end clients served by the industry continue to favor independent financial advice, we believe that our comprehensive set of business solutions provide advisors a single, holistic platform to enable their firms to be fully independent and empower them to gain market share as more investible assets flow into independent wealth management channels.
Our revenue model is primarily composed of fees that are recurring in nature. For our Core Services segment, we charge our clients an asset-based fee on their AUA, or in limited instances as a percentage of their total revenue. These asset-based fees are billed quarterly in advance based on beginning AUA for the quarter. Our transition and consulting services are billed based on fixed fees dependent on the scope and duration of work. For our Investment Platform business, we charge an asset-based fee on AUA specific to the type of investment product or program being utilized. Our capital programs, which we utilize to help attract and grow our client base, generate revenue through net interest income or contractual rights to a percentage of a client’s revenues, depending on the Capital Strategies utilized. We expect to commence capital programs which generate revenue through minority ownership interests in the income of a client’s business in the near future.
Our revenues increased from $32.7 million in the nine months ended September 30, 2020 to $49.2 million in the nine months ended September 30, 2021, representing an increase of 50%. Our net income was $10.6 million and $2.9 million in the nine months ended September 30, 2021 and 2020, respectively, an increase of 266%. We had adjusted net income of $11.2 million and $3.0 million in the nine months ended September 30, 2021 and 2020, respectively, representing an increase of 273%. Our adjusted EBITDA was $12.0 million and $3.5 million in the nine months ended September 30, 2021 and 2020, respectively, an increase of 240%. Our revenues increased from $40.5 million in the year ended December 31, 2019 to $46.2 million in the year ended December 31, 2020, representing an increase of 14%. Our net income was $4.8 million and $1.0 million in the years ended December 31, 2020 and 2019, respectively, an increase of 380%. We had adjusted net income of $5.0 million and $1.1 million in the years ended December 31, 2020 and 2019, respectively, representing an increase of 355%. Our adjusted EBITDA was $5.6 million and $2.7 million in the years ended December 31, 2020 and 2019, respectively, an increase of 107%. For additional information on adjusted net income and Adjusted EBITDA, including a reconciliation of adjusted EBITDA and adjusted net income to net income, see “— Key Operating Metrics — Non-GAAP Financial Measures”.
Our experienced and committed executive team has provided stable leadership and a continued focus on growth. Further, our history of platform innovation and strategic acquisitions has resulted in strong growth of our Total Assets Under Administration, which is summarized in the chart below from inception through September 30, 2021:
Key Factors Affecting Our Performance
Increase of New Network Partner Firms on Our Platform
We are focused on attracting new Network Partner Firms with our comprehensive suite of solutions that enable them to successfully transition to independence and to manage and grow their businesses independent from large organizations. The number of independent advisors continues to increase, with hybrid and independent advisors growing at a 3.7% Compound Annual Growth Rate (“CAGR”) over the ten-year period ending December 31, 2019, according to Cerulli data; in contrast, the number of advisors employed in all channels including wirehouses and broker-dealers declined 0.5% over the same period. We maintain an active effort to identify and onboard advisors who are contemplating separating from their broker-dealer affiliates, as well as RIAs who are considering changing service providers. Our business will depend in part on our ability to continue to attract new advisors and advisory firms to our platform and to drive higher usage of our platform by financial advisory firms and their client bases.
Expansion of Our Existing Network Partner Firms
We aim to help our Network Partner Firms grow their AUA through the increased efficiency from our full-suite service and through our deal advisory and integration resources. Network Partner Firms from January 1, 2018 through December 31, 2020 experienced asset growth of 17% annually. In addition, our business will depend in part on our ability to drive higher usage of our investment platform by Network Partner Firms’ advisors and their client bases. As of September 30, 2021 and 2020, the percentage of Total Assets Under Administration that was on our TAMP was 47% and 45% respectively, and as of September 30, 2021 and 2020, 33% and 33% of our Network Partner Firms took advantage of our capital solutions, respectively. As of December 31, 2020 and 2019, the percentage of Total Assets Under Administration that was on our TAMP was 46% and 49% respectively, and as of December 31, 2020 and 2019, 30% and 34% of our Network Partner Firms took advantage of our capital solutions, respectively. We continually work to improve our offerings and as a result gain wallet share from our existing partners. Additionally, approximately 19% of financial advisors across the industry working at RIAs are 65 or older, according to Cerulli data, and we anticipate the resulting consolidation and succession planning as advisors contemplate retirement will increase demand for our Capital Strategies.
Product Development
Some areas of development include our Turnkey Asset Management Platform, which integrates technologies such as performance reporting and account rebalancing, as well as provides our clients technology-enabled advisory fee-billing services. Through our outsourced finance offering, we have developed proprietary business dashboards that integrate with licensed general ledger software and enable automated profit and loss statement generation as well as key performance indicator tracking and benchmarking. Through our marketing offering, we have developed a proprietary dashboard that monitors digital and social marketing activity and provides key performance indicators around targeting digital marketing efforts. Through our client engagement systems (“CRM”) offering, we have built custom tools and integrations specific to the needs of financial advisors. All of the tools and technologies that we offer are integrated via single-sign-on functionality within the proprietary Dynasty Desktop, which is the one-stop interface for advisors to access the tools and software necessary to run their business. We have also invested in the development of mobile applications that may be leveraged by our clients to share with their end clients, which include functionality such as account statement access, performance reporting, and virtual vault. We intend to continue to invest in our platform to address the needs of independent financial advisory firms and their clients. Our revenue growth will depend, in part, on our ability to continue to launch new offerings and deliver innovate solutions to independent financial advisors efficiently. While these investments may delay or reduce our profitability, we believe they will enable us to grow our revenue meaningfully in the long term.
Investments in Growth
We have made, and expect to continue to make, substantial investments across our business, including those related to technology and services to further scale and enhance our offering, as well as increasing investment in talent to strategically expanding our employee base to support our continued growth. We intend to continue to expand our sales capacity and further improve sales productivity to drive additional revenue and support the growth of our client base. We may incur increased general and administration expenses to support our growth and operations. Our results of operations will depend in part on our ability to continue to manage such expenses, as well as on the effectiveness of our investments.

Competition
We compete at some level with a broad range of wealth management firms that offer services to independent investment advisory firms. Other TAMP providers, custodians and independent broker-dealers typically offer one or more products or solutions that directly compete with some element of our comprehensive offering, and the wealth management technology sector includes companies that offer solutions tailored to specific needs, such as regulatory compliance or performance reporting. Additionally, broker-dealers and other RIAs compete for talented wealth management advisors, and advisors on all platforms continually seek to expand their client relationships and capture market share. While we anticipate that we will see increased competition and experience fee pressure, we believe that our comprehensive and modular technology solutions, our ability to offer the benefits of scale, and our hands-on involvement in enabling advisory firms to transition to independence differentiate us from other competitors in the industry.
Value of Billable Assets
Our revenue is subject to fluctuations due to changes in general economic conditions, including market conditions and the changing interest rate environment. Most of our revenue is based on the value of assets managed by our Network Partner Firms, which is influenced by general economic conditions. Fluctuations in securities prices may affect the value of such assets and may also influence an investor’s decision to select, grow, maintain or reduce an investment. We generate asset-based revenue from fees billed quarterly in advance, providing visibility into near-term revenue and helping to minimize revenue fluctuations stemming from market volatility. In addition, our Network Partner Firms manage diversified portfolios that are invested in a wide range of equities, fixed income securities, alternatives and cash.
Key Operating Metrics
In addition to financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we regularly review the following key metrics to measure performance, identify trends, formulate financial projections, compensate our employees and monitor our business. While we believe that these metrics are useful in evaluating our business, other companies may not use similar metrics or may not calculate similarly titled metrics in a consistent manner.
Key metrics for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019 include the following:
	Nine Months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
Operational Metrics:
Total Assets Under Administration (at beginning of period) (millions of dollars)	$50,914	$37,079	$37,079	$30,382
Total Assets Under Administration (at period-end) (millions of dollars)	$64,645	$45,782	$50,914	$37,079
Total growth in the period (%)	27	23	37	22
TAMP Assets (at beginning of period) (millions of dollars)	$23,455	$18,097	$18,097	$12,625
TAMP Assets (at period-end) (millions of dollars)	$30,205	$20,622	$23,455	$18,097
Total growth in the period (%)	29	14	30	43
Network Partner Advisors (at period-end)	292	236	240	206

	Nine Months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
Financial Metrics:
Total revenue (millions of dollars)	$49.2	$32.7	$46.2	$40.5
Revenue from Existing Network Platform Firms(1) (millions of dollars)	37.3	24.2	34.2	30.1
Revenue from New Network Platform Firms(2) (millions of dollars)	1.6	2.0	2.8	3.7
Revenue from Manager Fees and Other (millions of dollars)	10.3	6.5	9.2	6.7
Total income from operations (millions of dollars)	10.5	2.9	4.9	1.0
Capital expenditure (millions of dollars)	$0.7	$0.6	$1.1	$0.9

(1)
Existing Network Platform Firms are Network Platform Firms that were part of our network prior to the period presented.

(2)
New Network Platform Firms are Network Platform Firms that were added to our network during the period presented.

	Nine Months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
Non-GAAP Financial Metrics:
Adjusted EBITDA (millions of dollars)	$12.0	$3.5	$5.6	$2.7
Adjusted net income (millions of dollars)	$11.2	3.0	$5.0	$1.1
Total Assets Under Administration
Assets that we administer on behalf of our Network Partner Firms as measured by the billing balances for the respective period end that utilize our Core Services. The balance for the period end is comprised of the beginning of quarter assets administered utilizing Core Services, plus any additions during the quarter and excludes market appreciation during the quarter. We measure Total Assets Under Administration in this way as we generally bill on asset balances quarterly in advance for each period.
Turnkey Asset Management Platform Assets
Turnkey Asset Management Platform Assets, or TAMP Assets, a subcategory within our Total Assets Under Administration, reflects our Network Partner Firm assets under administration that utilize our Investment Platform, plus any additions during the quarter and excludes market appreciation during the quarter. We measure TAMP Assets in this way as we generally bill on asset balances quarterly in advance for each period.
Network Partner Advisors (at period-end)
Network Partner Advisor count reflects the total number of advisors as recorded on our Network Platform Firms Form ADV filings at the end of the respective period.
Total Revenue
Total revenue includes all revenue that we recognize, including asset-based revenue, transactional revenue, financing revenue and manager fees and other revenue.
Revenue from Existing Network Partner Firms (millions of dollars)
Revenue generated from our existing Network Partner Firms that has launched on our platform prior to the trailing twelve months ended in referenced period.

Revenue from New Network Partner Firms (millions of dollars)
Revenue generated from our Network Partner Firms that have launched on our platform within the trailing twelve months ended in referenced period.
Capital Expenditures
Funds spent by us to acquire or maintain fixed assets, such as software, buildings, and equipment.
Non-GAAP Financial Metrics:
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA (net income plus interest expense, income tax expense, depreciation and amortization and less interest income), further adjusted to exclude certain non-cash charges and other adjustments set forth below. Adjusted EBITDA is a useful financial metric in assessing our operating performance from period to period by excluding certain items that we believe are not representative of our core business, such as certain material non-cash items and other adjustments such as share-based compensation, strategic initiatives and reorganization and integration costs.
We believe that adjusted EBITDA, viewed in addition to, and not in lieu of, our reported GAAP results, provides useful information to investors regarding our performance and overall results of operations for various reasons, including:
•
non-cash equity grants made to employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time; as such, share-based compensation expense is not a key measure of our operating performance; and

•
costs associated with acquisitions and the resulting integrations, debt refinancing, restructuring, litigation and conversions can vary from period to period and transaction to transaction; as such, expenses associated with these activities are not considered a key measure of our operating performance.

We use adjusted EBITDA:
•
as a measure of operating performance;

•
for planning purposes, including the preparation of budgets and forecasts;

•
to allocate resources to enhance the financial performance of our business;

•
to evaluate the effectiveness of our business strategies;

•
in communications with our board of directors concerning our financial performance; and

•
as a consideration in determining compensation for certain employees.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation to, or as a substitute for, analysis of our results as reported under GAAP. Some of these limitations are:
•
Adjusted EBITDA does not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•
Adjusted EBITDA does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments.

In addition, the definition of adjusted EBITDA can differ significantly from company to company and as a result has limitations when comparing similarly titled measures across companies.
Set forth below is a reconciliation from net income to adjusted EBITDA for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019.

	Nine Months ended September 30,		Year ended December 31,
(in thousands)	2021	2020	2020	2019
Net income	$10,582	$2,939	$4,838	$1,045
Provision for (benefit from) income tax	—	—	—	—
Interest expense	105	35	35	943
Amortization/depreciation	591	429	607	592
EBITDA	11,278	3,403	5,480	2,580
Share-based compensation(1)	174	104	145	81
IPO readiness(2)	586	—	—	—
Reorganization and integration costs(3)	—	—	—	—
Severance expense(4)	—	—	—	—
Adjusted EBITDA	$12,038	$3,507	$5,625	$2,661

(1)
“Share-based compensation” represents granted share-based compensation in the form of Class Q Profit Sharing Interests (which are incentive units) of Dynasty Financial Partners LLC, our operating company, to certain of our directors and employees. Although this expense occurred in each measurement period, we have added the expense back in our calculation of adjusted EBITDA because of its non-cash impact.

(2)
“IPO readiness” includes professional fees related to our preparation to become a public company. These expenses primarily include services for financial and human resources support, executive compensation assessments and other consulting services. Although these expenses did not occur in either 2019 or 2020, these expenses occurred in the nine months ended September 30, 2021, and may be incurred in future periods in advance of this offering. To the extent these expenses are incurred, they are expected to be non-recurring as they are limited to our public-company readiness preparation and do not include ongoing public-company compliance costs.

(3)
“Reorganization and integration costs” includes costs related to our functional reorganization within our Operations, Technology and Retirement functions. While we have incurred such expenses in all periods measured, these expenses serve varied reorganization and integration initiatives, each of which is non-recurring. We do not consider these expenses to be part of our core operations.

(4)
“Severance expense” includes costs related to one-time severance expenses. Such costs were non-recurring.

Adjusted Net Income
Adjusted net income represents net income before: (a) share-based compensation expense, (b) amortization of acquisition-related intangible assets, (c) acquisition and related integration expenses, (d) restructuring and conversion costs and (e) certain other expenses. Reconciled items are tax effected using the income tax rates in effect for the applicable period, adjusted for any potentially non-deductible amounts.
We prepared adjusted net income to eliminate the effects of items that we do not consider indicative of our core operating performance. We have historically not used adjusted net income for internal management reporting and evaluation purposes; however, we believe that adjusted net income, viewed in addition to, and not in lieu of, our reported GAAP results, provides useful information to investors regarding our performance and overall results of operations for various reasons, including the following:
•
non-cash equity grants made to employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time; as such, share-based compensation expense is not a key measure of our operating performance;

•
costs associated with acquisitions and related integrations, debt refinancing, restructuring and conversions can vary from period to period and transaction to transaction; as such, expenses associated with these activities are not considered a key measure of our operating performance; and

•
amortization expenses can vary substantially from company to company and from period to period depending upon each company’s financing and accounting methods, the fair value and average expected life of acquired intangible assets and the method by which assets were acquired; as such, the amortization of intangible assets obtained in acquisitions is not considered a key measure of our operating performance.

Adjusted net income does not purport to be an alternative to net income (loss). The term adjusted net income is not defined under GAAP, and adjusted net income is not a measure of net income (loss), operating income or any other performance or liquidity measure derived in accordance with GAAP. Therefore, adjusted net income has limitations as an analytical tool and should not be considered in isolation to, or as a substitute for, analysis of our results as reported under GAAP. Some of these limitations are:
•
Adjusted net income does not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments;

•
Adjusted net income does not reflect changes in, or cash requirements for, working capital needs; and

•
Other companies in the financial services industry may calculate adjusted net income differently than we do, limiting its usefulness as a comparative measure.

Set forth below is a reconciliation from net income to adjusted net income for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019.
	Nine Months ended September 30,		Year ended December 31,
(in thousands)	2021	2020	2020	2019
Net income	$10,582	$2,939	$4,838	$1,045
Share-based compensation	174	104	145	81
IPO readiness(1)	586	—	—	—
Reorganization and integration costs(2)	—	—	—	—
Severance expense(3)	—	—	—	—
Adjusted net income	$11,342	$3,043	$4,983	$1,126

(1)
“IPO readiness” includes professional fees related to our preparation to become a public company. These expenses primarily include services for financial and human resources support, executive compensation assessments and other consulting services. Although these expenses did not occur in either 2019 or 2020, these expenses occurred in the nine months ended September 30, 2021, and may be incurred in future periods in advance of this offering. To the extent these expenses are incurred, they are expected to be non-recurring as they are limited to our public-company readiness preparation and do not include ongoing public-company compliance costs.

(2)
“Reorganization and integration costs” includes costs related to our functional reorganization within our Operations, Technology and Retirement functions. While we have incurred such expenses in all periods measured, these expenses serve varied reorganization and integration initiatives, each of which is non-recurring. We do not consider these expenses to be part of our core operations.

(3)
“Severance expense” includes costs related to one-time severance expenses. Such costs were non-recurring.

Components of Results of Operations
We offer a broad set of services to our Network Partner Firms, which are US-based independent financial advisor firms operating as RIAs. We provide value-added services that outsource key operating components of a standalone RIA that are efficient, technology-enabled, scalable, and typically not core competencies of the financial advisors who own and operate the RIA. Our client engagements are typically structured as recurring asset-based variable fees in exchange managed services and access to certain software as a service (SaaS), in addition to fixed fees tied to one-time transactional engagements for transition services and event sponsorship. Our Core Services offering provides a suite of technology solutions and business services that provide many of the day-to-day middle- and back-office functions critical to operating the advisory firm. Our Investment Platform offering provides a TAMP with an array of optimized investment solutions brought together from across the industry with enterprise-level access, pricing, manager due diligence and support. Our Capital Strategies enable advisors to leave their prior captive environment and fund initial business formation, as well as to fuel both organic and inorganic growth of their firms, thereby bolstering our Core Services and Investment Platform businesses.

Asset-Based Revenue
A majority of our revenue is recurring in nature and is derived from the fees we charge as a percentage of AUA. For our Core Services segment, we charge our clients an asset-based fee on their AUA, or in limited instances, as a percentage of their total revenue. We record this revenue as asset-based revenue. Our asset-based revenue varies based on the types of products and services our Network Partner Firms utilize.
As of September 30, 2021 and September 30, 2020, we had approximately $64.6 billion and $45.8 billion, respectively, of Total Assets under Administration in Core Services. This represented 292 and 236 total financial advisors respectively at each period. Asset-based revenue excluding manager fee revenue, which is primarily a pass-through expense, accounted for approximately 67% and 69% of our total revenue for the nine months ended September 30, 2021 and 2020, respectively. Inclusive of manager fee revenue the ratio expands to 88% and 89% of our total revenue for the nine months ended September 30, 2021 and 2020, respectively. As of December 31, 2020 and December 31, 2019, we had approximately $50.9 billion and $37.1 billion, respectively, of Total Assets under Administration in Core Services. This represented 240 and 206 total financial advisors respectively at each period. Asset-based revenue excluding manager fee revenue, which is primarily a pass-through expense, accounted for approximately 68% and 68% of our total revenue for the years ended December 31, 2020 and 2019, respectively. Inclusive of manager fee revenue the ratio expands to 88% and 84% of our total revenue for the years ended December 31, 2020 and 2019, respectively.
The percentage of our total revenue represented by asset-based revenue increased in the periods under review principally due to growth of existing clients, the addition of new clients and the impact of such additions over a 2-year period and increase in the average market valuations of assets on the platform. In future periods, the percentage of our total revenue attributable to asset-based revenue is expected to vary based primarily on Total Assets Under Administration, changes in average fee charged, as well as changes in product mix over time.
The level of asset-based fees we charge varies based on the mix and nature of the products and service solutions we provide, which vary from 0-50 and 0-50 basis points for the nine months ended September 30, 2021 and 2020, respectively, and 0-50 and 0-50 basis points for the years ended December 31, 2020 and 2019, respectively. A portion of our revenue from asset-based fee products and services includes amounts paid by us to third parties primarily for reporting software and investment management fees. These expenses are recorded as asset-based cost of service.
For the majority of our revenue from billable assets, we bill our clients at the beginning of each quarter based on the market value of assets under administration as of the end of the prior quarter. For example, using this method, asset-based revenue recognized during the fourth quarter of 2020 was generally based on the market value of billable assets as of September 30, 2020.
Transactional Revenue
A portion of our revenues come from activities that are transactional in nature. These include fixed fees we are paid for our transition and consulting services, which are determined by the amount of work required and amount of time required to complete it. We record this revenue as transactional revenue. Fees for transition and consulting services are customarily paid in two portions, with the first half being paid upon execution of an agreement and the second half paid upon completion of work. Our transition and consulting services are most often the start of an ongoing engagement with a client, such as transitioning an advisory team to become an RIA, which then enrolls in our other Core Services and our Investment Platform offerings.
Other revenues that are transactional in nature include sponsorship revenue, which we receive from industry strategic partners in exchange for attendance and participation at our annual in-person client events, virtual client events, and other client gatherings throughout the year. The majority of this sponsorship revenue is typically paid by sponsors in the quarter during which the event is taking place.

Financing
Our capital programs, which exist primarily to help attract and grow our client base and thereby increase the asset levels of our clients utilizing our other business lines, generate revenue through net interest income or contractual rights to a percentage of a client’s revenues, depending on the Capital Strategies utilized. We expect to commence capital programs which generate revenue through minority ownership interests in the income of a client’s business in the near future. We record this revenue as financing revenue. Our financing revenue varies based on the types of products our Network Partner Firms utilize.
Financing revenue accounted for approximately 6.9% and 6.8% of our total revenue for the nine months ended September 30, 2021 and 2020, respectively, and 7.2% and 6.6% of our total revenue for the years ended December 31, 2020 and 2019, respectively. The percentage of our total revenue represented by financing revenue increased in the periods under review principally due to growth in revenue of our Network Partner Firms and therefore growth in our revenue participation interests held. In future periods, the percentage of our total revenue attributable to financing revenue is expected to vary based primarily the number of Network Partner Firms utilizing our capital programs and changes in product mix over time. The level of capital program fees we earn varies based on the nature of the financing solutions provided. For the substantial majority of our revenue from financing, we bill the client at the beginning of each quarter based on the capital outstanding as of the end of the prior quarter.
With respect to our revenue participation interests, the terms of such interests allow participating Network Partner Firms to repurchase the respective revenue participation interest after a certain period of time, which usually ranges from three to five years after the launch of their operations, by paying a make-whole amount to us. The make-whole amount is generally calculated as the greater of our initial investment amount or the value of the revenue participation interest, as determined by a formula agreed upon with the participating Network Partner Firm at the time we acquired such interest, plus any accrued and unpaid quarterly payments. Certain agreements provide the participating Network Partner Firms tiered repurchase rights where they may repurchase half of the revenue participation interest three years after the launch of their operations, or the entire revenue participation interest five years after the launch of their operations.
In addition, the terms of the revenue participation interests provide that the investment amount or participation percentage will be adjusted on or near the one year anniversary of the launch of the Network Partner Firm’s business to align with the actual revenue of the Network Partner Firm at that time. The adjustment mechanisms vary across contracts. Certain contracts provide Dynasty the option to adjust the participation percentage, the initial investment amount, or a combination of the participation percentage and the investment amount, when the true-up revenue is either more or less than the estimated revenue. Certain contracts only provide for the adjustment of the initial investment amount, so that if the true-up revenue is less than the estimated revenue, the respective Network Partner Firm will repay a portion of the initial investment amount to align with the true-up revenue, and if the true-up revenue is greater than the estimated revenue, Dynasty will make an additional investment to align with the true-up revenue.
Manager Fees and Other
A portion of our revenues are manager fees paid by our clients for investment management services and investment products performed and delivered by third party asset and investment management companies made available to customers on our TAMP. These fees are paid to us at the beginning of each quarter and are generally passed through to third-party asset and investment management firms at the end of each quarter. Other revenues include the Company’s ASx business, which did not account for a significant amount of our total revenue for the nine months ended September 30, 2021 and 2020, respectively, or the years ended December 31, 2020 and 2019, respectively.
Cost of Services
In certain cases we pay third parties for professional services, software licenses and SaaS, investment and asset manager fees, financing, and other services, which are a cost we incur in order to provide services to our clients, which we then charge fees that drive revenue.

Compensation and Benefits Expenses
Compensation and benefits expenses include salaries, commissions, non-cash share-based compensation, profit sharing, benefits and employer-related taxes. We expect that the majority of any increase in employee and compensation expenses in the next 12 months will arise in connection with additional non-cash share-based compensation and increased headcount to support our growth strategy.
General and Administration Expenses
General and administration expenses include occupancy expenses and expenses relating to trading, events, communications services, research and data services, website and systems development, marketing, legal, accounting and tax services and travel and entertainment. We expect general and administration expenses to increase in absolute dollars in future periods as a result of increased costs associated with being a publicly traded company upon the completion of this offering, including significant increased legal and accounting costs related to compliance with rules and regulations implemented by the SEC,      and other regulatory bodies, as well as additional insurance, investor relations and other costs associated with being a public company.
Depreciation and Amortization Expenses
Depreciation expense reflects the ongoing cost of annual usage of property and equipment. Amortization expense reflects the capitalization of custom software development.
Other (Income) Expense
Other income and expense predominately consists of interest income on cash and disposal of property and equipment.
Results of Operations
Nine months ended September 30, 2021 compared to nine months ended September 30, 2020
The following discussion presents an analysis of our results of operations for the nine months ended September 30, 2021 and 2020. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items. The following table provides our combined operating results or the nine months ended September 30, 2021 and 2020.
	Nine Months Ended September 30,
(in thousands)	2021	2020
Revenue	$49,169	$32,725
Operating expenses
Cost of service	21,470	15,792
Compensation and benefits	11,637	10,013
General and administration	4,999	3,581
Depreciation and amortization	591	429
Total operating expenses	38,697	29,815
Income from operations	10,472	2,910
Other (income) expense
Other (income) expense, net	(110)	(29)
Total other (income) expense	(110)	(29)
Net income	$10,582	$2,939

Revenue
Revenue increased $16.4 million, or 50%, from $32.7 million in the nine months ended September 30, 2020 to $49.2 million in the nine months ended September 30, 2021. This increase is primarily related to an increase in AUA utilizing our platforms, which resulted in an increase in asset-based revenues of $10.6 million and an increase in manager fee revenue of $3.8 million. Financing revenue increased by $1.2 million and transition and sponsorship revenue increased by $0.8 million.
Cost of Service
Cost of service increased $5.7 million, or 36%, from $15.8 million in the nine months ended September 30, 2020 to $21.5 million in the nine months ended September 30, 2021. This increase is primarily related to an increase in the amount of AUA utilizing our platforms, which resulted in an increase in asset-based cost of service.
Compensation and Benefits Expenses
Compensation and benefits expenses increased $1.6 million, or 16%, from $10.0 million in the nine months ended September 30, 2020 to $11.6 million in the nine months ended September 30, 2021. This increase is primarily related to hiring additional employees, increases in salaries, benefits and related payroll taxes of $0.6 million, bonus and incentive compensation of $0.9 million, and non-cash share-based compensation of $0.1 million.
General and Administration Expenses
General and administration expenses increased $1.4 million, or 40%, from $3.6 million in the nine months ended September 30, 2020 to $5.0 million in the nine months ended September 30, 2021. This increase is primarily related to an increase in accounting and legal fees due to preparation for this offering of $1.5 million and an increase in travel and entertainment expenses of $0.5 million due to easing of travel restrictions caused by COVID-19 during 2020. This decrease was offset in part by a decrease in rent of $0.6 million as a result of cancelation of the lease for our New York office space.
Depreciation and Amortization Expenses
Depreciation and amortization expenses slightly increased by $0.2 million, or 38%, from $0.4 million in the nine months ended September 30, 2020 to $0.6 million in the nine months ended September 30, 2021. This increase of $0.2 million is primarily related to additional depreciation from investment in capitalized custom software development.
Other Income (expense)
Other income (expense) increased $0.08 million from other income of $0.03 million in the nine months ended September 30, 2020 to other income of $0.11 million in the nine months ended September 30, 2021. This increase is primarily related to an unrealized gain of $0.05 million on warrants that were issued and exercisable in the period.
Year ended December 31, 2020 compared to year ended December 31, 2019
The following discussion presents an analysis of our results of operations for the years ended December 31, 2020 and 2019. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items. The following table provides our combined operating results or the years ended December 31, 2020 and 2019.

	Year Ended December 31,
(in thousands)	2020	2019
Revenue	$46,200	$40,478
Operating expenses
Cost of service	21,784	20,850
Compensation and benefits	13,720	12,032
General and administration	5,200	5,967
Depreciation and amortization	607	592
Total operating expenses	41,311	39,441
Income from operations	4,889	1,037
Other (income) expense
Other (income) expense, net	51	(8)
Total other (income) expense	51	(8)
Net income	$4,838	$1,045
Revenue
Revenue increased $5.7 million, or 14%, from $40.5 million in the year ended December 31, 2019 to $46.2 million in year ended December 31, 2020. This increase is primarily related to an increase in AUA utilizing our platforms, which resulted in an increase in asset-based revenues of $4.3 million, as well as an increase in manager fee revenue of $2.6 million. The increase was offset in part by a decrease in sponsorship revenue related to the Company’s annual in-person client events, which were postponed due to COVID-19 and did not occur in the year ended December 31, 2020, of $1.1 million.
Cost of Service
Cost of service increased $0.9 million, or 4%, from $20.9 million in the year ended December 31, 2019 to $21.8 million in year ended December 31, 2020. This increase is primarily related to an increase in the amount of AUA utilizing our platforms, which resulted in an increase in asset-based cost of service. The increase was offset in part by a decrease in expense related to in-person client events, which were postponed due to COVID-19 and did not occur in 2020, of $1.5 million and a decrease in Capital Strategies segment interest expense of $0.9 million.
Compensation and Benefits Expenses
Compensation and benefits expenses increased $1.7 million, or 14%, from $12.0 million in the year ended December 31, 2019 to $13.7 million in year ended December 31, 2020. This increase is primarily related to hiring additional employees, increases in salaries, benefits and related payroll taxes of $0.8 million, bonus and incentive compensation of $0.8 million due to COVID-19, and non-cash share-based compensation of $0.1 million.
General and Administration Expenses
General and administration expenses decreased $0.8 million, or 13%, from $6.0 million in the year ended December 31, 2019 to $5.2 million in the year ended December 31, 2020. This decrease is primarily related to a decrease in travel, lodging and entertainment expenses of $0.8 million due to COVID-19. This decrease was offset in part by an increase in rent expenses of $0.3 million related to the Company’s new office location in St. Petersburg, FL.
Depreciation and amortization expenses
Depreciation and amortization expenses largely stayed the same, slightly increasing $0.0 million, or 3%, from $0.6 million in the year ended December 31, 2019 to $0.6 million in year ended December 31, 2020.

Segment Results
Our business segments are generally organized around the Company’s business services. The Company’s business segments are: (i) Core Services; (ii) Investment Platform; and (iii) Capital Strategies. Our segments offer different types of services to clients of various levels of engagement.
Nine months ended September 30, 2021 compared to nine months ended September 30, 2020
The following table presents a detail of income (loss) from operations by segment:
	Nine months ended September 30, 2021
(in thousands)	Core Services	Investment Platform	Capital Strategies	Sub-Total Segments	Other	Other Unallocated	Total
Revenue	$25,802	$9,647	$3,393	$38,842	$10,327	$—	$49,169
Cost of services	9,134	2,128	105	11,367	10,103	—	21,470
Compensation and benefits	—	—	—	—	—	11,637	11,637
General and administration	—	—	—	—	—	4,999	4,999
Depreciation and amortization	—	—	—	—	—	591	591
Income (loss) from operations	$16,668	$7,519	$3,288	$27,475	$224	$(17,227)	$10,472
	Nine months ended September 30, 2020
(in thousands)	Core Services	Investment Platform	Capital Strategies	Sub-Total Segments	Other	Other Unallocated	Total
Revenue	$17,637	$6,374	$2,211	$26,222	$6,503	$—	$32,725
Cost of services	7,573	1,639	35	9,247	6,545	—	15,792
Compensation and benefits	—	—	—	—	—	10,013	10.013
General and administration	—	—	—	—	—	3,581	3,581
Depreciation and amortization	—	—	—	—	—	429	429
Income (loss) from operations	$10,064	$4,735	$2,176	$16,975	$(42)	$(14,023)	$2,910
The accounting policies of the Company’s segments are the same as those described in the summary of significant accounting policies included herein.
Core Services
Our Core Services are applicable to every client relationship, including both transactional Core Services that are provided pre-launch and through other one-time engagements and recurring Core Services that are provided post-launch and on a long-term and ongoing basis. Transactional Core Services include transition, consulting and sponsorship of Dynasty client events. Asset-based Core Services are generally billed as a percentage of a client’s assets under administration or advisory fee revenue.
Core Services revenue accounts for approximately 52% and 54% of our total revenue for the nine months ended September 30, 2021 and 2020, respectively.
Core Services revenue increased $8.2 million, or 46%, from $17.6 million in the nine months ended September 30, 2020 to $25.8 million in the nine months ended September 30, 2021. This increase is primarily related to an increase in AUA utilizing our Core Services platform, which resulted in an increase in recurring asset-based revenues of $7.3 million.
Core Services revenue is comprised of 91% and 91% recurring asset-based fees billed as a percentage of assets administered through our Core Services products and services and 9% and 9% fees from transactional services related to transition, consulting, and event sponsorship for the nine-month periods ended September 30, 2021 and 2020, respectively. Core Services asset-based revenues represented an average fee rate on billable assets under administration of 5.2 basis points and 5.3 basis points for the nine-month periods ended September 30, 2021 and 2020, respectively. Revenue from recurring Core services increased $7.3 million, or 45%, from $16.1 million in the nine months ended September 30, 2020 to $23.4 million in the nine months ended September 30, 2021. Revenue from transition and consulting services increased $0.5 million, or 36%, from $1.4 million in the nine months ended September 30, 2020 to $1.9 million in the nine months ended September 30, 2021. Revenue from event sponsorship increased $0.4 million, or 400%, from $0.1 million in the nine months ended September 30, 2020 to $0.5 million in the year ended September 30, 2021.
Core Services cost of services increased $1.6 million, or 20%, from $7.6 million in the nine months ended September 30, 2020 to $9.1 million in the nine months ended September 30, 2021. This increase is primarily related to an increase in AUA utilizing our Core Services platform, which resulted in an increase in reporting expense of $1.0 million, as well as an increase in the cost of delivering CRM, compliance and practice management services of $0.4 million.
Investment Platform
Our Investment Platform includes recurring TAMP program fees, billed as a percentage of client assets based on utilization of the Company’s managed account investment products and services, as well as fees associated with capital markets and other investment-related services, including structured notes, cash management, and insurance.
Investment Platform revenue accounts for approximately 20% and 19% of our total revenue for the nine months ended September 30, 2021 and 2020, respectively.
Investment Platform revenue increased $3.3 million, or 52%, from $6.4 million in the nine months ended September 30, 2020 to $9.7 million in the nine months ended September 30, 2021. This increase is due to an increase in AUA utilizing our TAMP, which resulted in an increase in recurring asset-based revenues of $2.9 million.
Investment Platform revenue is comprised of 90% and 94% recurring asset-based fees billed as a percentage of assets administered through our managed account investment products and services and 10% and 6% fees from capital markets and other investment-related services for the nine-month periods ended September 30, 2021 and 2020, respectively. Investment Platform revenue represented an average fee rate on billable assets under administration of 4.5 basis points and 4.5 basis points for the nine-month periods ended September 30, 2021 and 2020, respectively. Revenue from managed account investment products and services increased $2.7 million, or 45%, from $6.0 million in the nine months ended September 30, 2020 to $8.7 million in the nine months ended September 30, 2021. Revenue from capital markets and other investment-related services increased $0.6 million from $0.4 million in the nine months ended September 30, 2020 to $1.0 million in the nine months ended September 30, 2021.
Investment Platform cost of services increased $0.5 million, or 31%, from $1.6 million in the nine months ended September 30, 2020 to $2.1 million in the nine months ended September 30, 2021. This increase is due to an increase in AUA utilizing our TAMP, which resulted in an increase in asset-based cost of services of $0.5 million.
Capital Strategies
Our Capital Strategies provide a comprehensive suite of financing solutions, including a loan program, which provides capital to RIAs through a traditional 5- or 6-year term loan structure, and a revenue participation interest (“RPI”) program, which provides capital to RIAs in exchange for a less- than

10% participation in forward top-line revenue. Dynasty partners with bank syndicate partners who typically provides a majority of total loan principal and assumes funding risk for that portion. The Company earns financing revenue on the spread between fees earned and associated funding cost.
We have approximately $3.0 million and $0.7 million principal amount of term loans outstanding under the loan program as of September 30, 2021 and 2020, respectively. We have approximately $15.0 million and $14.5 million revenue participation interest funded balance under the RPI program as of September 30, 2021 and 2020, respectively.
The RPIs we have entered into with our clients typically provide us with an amount of up to 10% participation in forward revenue of these clients.
During the nine-month period ended September 30, 2021, we made no new RPI investments and deployed $0.09 million in new principal investments in exchange for a weighted average 6.0% revenue participation rate. As of September 30, 2021, we held 9 total RPI investments representing $15.0 million and a weighted average 7.2% revenue participation rate.
During the nine-month period ended September 30, 2020, we made 2 new RPI investments and deployed $2.4 million in new principal investments in exchange for a weighted average 6.0% revenue participation rate. We also repurchased 1 RPI investment for $0.7 million. As of September 30, 2020, we held 9 total RPI investments representing $14.5 million and a weighted average 8.1% revenue participation rate.
Capital Strategies revenue accounts for approximately 6.9% and 6.8% of our total revenue for the nine months ended September 30, 2021 and 2020, respectively.
Capital Strategies revenue increased $1.2 million, or 53%, from $2.2 million in the nine months ended September 30, 2020 to $3.4 million in the nine months ended September 30, 2021. This increase is due to an increase in outstanding loan and RPI balances provided to our clients over the respective reporting periods.
Capital Strategies cost of services increased $0.07 million, or 200%, from $0.035 million in the nine months ended September 30, 2020 to $0.105 million in nine months ended September 30, 2021. This increase is due to an increase in fees of $0.07 million related to Dynasty’s $20 million debt facility with UMB Bank.
Other
Other are nonsegment revenues that consist of Manager Fees and the Advisor Services Exchange (ASx). Manager Fees are billed as a percentage of assets under administration that utilize third-party investment and asset manager services provided through the Company’s TAMP. Manager fees billed are passed through to the asset managers directly and during the reporting period had an immaterial impact to Dynasty’s net income. Dynasty ASx is a new business launched in 2020 as a wholly-owned subsidiary of Dynasty in partnership with Envestnet.
Other revenue accounts for 21% and 20% of our total revenue for the nine months ended September 30, 2021 and 2020, respectively. ASx revenue did not account for a significant amount of our total revenue for the nine months ended September 30, 2021 and 2020, respectively.
Other revenue increased $3.8 million, or 59%, from $6.5 million in the nine months ended September 30, 2020 to $10.3 million in the nine months ended September 30, 2021. This increase is due to an increase in AUA utilizing our TAMP, which resulted in an increase in manager fee revenue of $3.6 million.
Other cost of services increased $3.6 million, or 54%, from $6.5 million in the nine months ended September 30, 2020 to $10.1 million in the nine months ended September 30, 2021. This increase is due to an increase in AUA utilizing our TAMP, which resulted in an increase in manager fee cost of services of $3.6 million.

Year ended December 31, 2020 compared to year ended December 31, 2019
The following table presents a detail of income (loss) from operations by segment:
	2020
(in thousands)	Core Services	Investment Platform	Capital Strategies	Sub-Total Segments	Other	Other Unallocated	Total
Revenue	$24,954	$8,949	$3,071	$36,974	$9,226	$—	$46,200
Cost of services	10,455	2,021	35	12,511	9,273	—	21,784
Compensation and benefits	—	—	—	—	—	13,720	13,720
General and administration	—	—	—	—	—	5,200	5,200
Depreciation and amortization	—	—	—	—	—	607	607
Income (loss) from operations	$14,499	$6,928	$3,036	$24,463	$(47)	$(19,527)	$4,889
	2019
(in thousands)	Core Services	Investment Platform	Capital Strategies	Sub-Total Segments	Other	Other Unallocated	Total
Revenue	$23,261	$7,643	$2,916	$33,820	$6,658	$—	$40,478
Cost of services	11,368	1,807	943	14,118	6,732	—	20,850
Compensation and benefits	—	—	—	—	—	12,032	12,032
General and administration	—	—	—	—	—	5,967	5,967
Depreciation and amortization	—	—	—	—	—	592	592
Income (loss) from operations	$11,893	$5,836	$1,973	$19,702	$(74)	$(18,591)	$1,037
The accounting policies of the Company’s segments are the same as those described in the summary of significant accounting policies included herein.
Core Services
Our Core Services are applicable to every client relationship, including both transactional Core Services that are provided pre-launch and through other one-time engagements and recurring Core Services that are provided post-launch and on a long-term and ongoing basis. Transactional Core Services include transition, consulting and sponsorship of Dynasty client events. Asset-based Core Services are generally billed as a percentage of a client’s assets under administration or advisory fee revenue.
Core Services revenue accounts for approximately 54% and 57% of our total revenue for the years ended December 31, 2020 and 2019, respectively.
Core Services revenue increased $1.7 million, or 7%, from $23.3 million in the year ended December 31, 2019 to $25.0 million in year ended December 31, 2020. This increase is primarily related to an increase in AUA utilizing our Core Services platform, which resulted in an increase in recurring asset-based revenues of $2.9 million. The increase was offset in part by a decrease in transactional sponsorship revenue of $1.1 million related to client events.
Core Services revenue is comprised of 91% and 85% recurring asset-based fees billed as a percentage of assets administered through our Core services products and services and 9% and 15% fees from transactional services related to transition, consulting, and event sponsorship for the periods ended December 31, 2020 and 2019, respectively. Core Services asset-based revenues represented an average fee rate on billable assets under administration of 5.2 basis points and 5.7 basis points for the years ended December 31, 2020 and 2019, respectively. Revenue from recurring Core services increased $3.0 million, or 15%, from $19.7 million in the year ended December 31, 2019 to $22.7 million in the year ended December 31, 2020. Revenue from transition and consulting services decreased $0.15 million, or 7%, from $2.23 million in the year ended December 31, 2019 to $2.08 million in the year ended December 31, 2020. Revenue from event sponsorship decreased $1.1 million, or 85%, from $1.3 million in the year ended December 31, 2019 to $0.2 million in the year ended December 31, 2020.
Core Services cost of services decreased $0.9 million, or 8%, from $11.4 million in the year ended December 31, 2019 to $10.5 million in year ended December 31, 2020. This decrease is primarily related to a decrease in client event expense of $1.5 million. The decrease was offset in part by an increase in asset-based cost of services of $0.8 million.
Investment Platform
Our Investment Platform include recurring TAMP program fees, billed as a percentage of client assets based on utilization of the Company’s managed account investment products and services, as well as fees associated with capital markets and other investment-related services, including structured notes, cash management, and insurance.
Investment Platform revenue accounts for approximately 19% and 19% of our total revenue for the years ended December 31, 2020 and 2019, respectively.
Investment Platform revenue increased $1.3 million, or 17%, from $7.6 million in the year ended December 31, 2019 to $8.9 million in year ended December 31, 2020. This increase is due to an increase in AUA utilizing our TAMP, which resulted in an increase in recurring asset-based revenues of $1.3 million.
Investment Platform revenue is comprised of 94% and 93% recurring asset-based fees billed as a percentage of assets administered through our managed account investment products and services and 6% and 7% fees from capital markets and other investment-related services for the periods ended December 31, 2020 and 2019, respectively. Investment Platform revenue represented an average fee rate on billable assets under administration of 4.5 basis points and 4.7 basis points for the years ended December 31, 2020 and 2019, respectively. Revenue from managed account investment products and services increased $1.33 million, or 19%, from $7.07 million in the year ended December 31, 2019 to $8.40 million in the year ended December 31, 2020. Revenue from capital markets and other investment-related services largely stayed the same, slightly decreasing $0.0 million from $0.6 million in the year ended December 31, 2019 to $0.6 million in the year ended December 31, 2020.
Investment Platform cost of services increased $0.2 million, or 12%, from $1.8 million in the year ended December 31, 2019 to $2.0 million in year ended December 31, 2020. This increase is due to an increase in AUA utilizing our TAMP, which resulted in an increase in asset-based cost of services of $0.2 million.
Capital Strategies
Our Capital Strategies provide a comprehensive suite of financing solutions, including a loan program, which provides capital to RIAs through a traditional 5- or 6-year term loan structure, and a revenue participation interest (“RPI”) program, which provides capital to RIAs in exchange for a less-than 10% participation in forward top-line revenue. Dynasty partners with bank syndicate partners who typically provides a majority of total loan principal and assumes funding risk for that portion. The Company earns financing revenue on the spread between fees earned and associated funding cost.
We have approximately $2.4 million and $0.7 million principal amount of term loans outstanding under the loan program as of December 31, 2020 and 2019, respectively. We have approximately $13.4 million and $12.7 million revenue participation interest funded balance under the RPI program as of December 31, 2020 and 2019, respectively.

The RPIs we have entered into with our clients typically provide us with an amount of up to 10% participation in forward revenue of these clients.
During 2020, we made two new RPI investments and deployed $3.0 million in new principal investments in exchange for a weighted average 7.2% revenue participation rate. We also repurchased one RPI investment for $1.6 million and recognized a net decrease in accrued interest of $0.7 million. As of December 31, 2020, we held 9 total RPI investments representing $13.4 million and a weighted average 7.3% revenue participation rate.
During 2019, we made three new RPI investments and deployed $5.1 million in new principal investments in exchange for a weighted average 6.5% revenue participation rate. We also repurchased one RPI investment for $1.7 million and recognized a net increase in accrued interest of $0.2 million. As of December 31, 2019, we held 8 total RPI investments representing $12.7 million and a weighted average 8.4% revenue participation rate.
Capital Strategies revenue accounts for approximately 7% and 7% of our total revenue for the years ended December 31, 2020 and 2019, respectively.
Capital Strategies revenue increased $0.2 million, or 5%, from $2.9 million in the year ended December 31, 2019 to $3.1 million in year ended December 31, 2020. This increase is due to an increase in outstanding loan and RPI balances provided to our clients over the respective reporting periods.
Capital Strategies cost of services decreased $0.9 million, or 96%, from $0.9 million in the year ended December 31, 2019 to $35 thousand in year ended December 31, 2020. This decrease is due to a decrease in interest expenses of $0.9 million as a result of repayment of our outstanding term loan facility on January 13, 2020.
Other
Other are nonsegment revenues that consist of Manager Fees and the Advisor Services Exchange (ASx). Manager Fees are billed as a percentage of assets under administration that utilize third-party investment and asset manager services provided through the Company’s TAMP. Manager fees billed are passed through to the asset managers directly and during the reporting period had an immaterial impact to Dynasty’s net income.
Other revenue accounts for 20% and 16% of our total revenue for the years ended December 31, 2020 and 2019, respectively. ASx revenue did not account for a significant amount of our total revenue for the year ended December 31, 2020.
Other revenue increased $2.6 million, or 39%, from $6.7 million in the year ended December 31, 2019 to $9.2 million in year ended December 31, 2020. This increase is due to an increase in AUA utilizing our TAMP, which resulted in an increase in manager fee revenue of $2.6 million.
Other cost of services increased $2.5 million, or 38%, from $6.7 million in the year ended December 31, 2019 to $9.3 million in year ended December 31, 2020. This increase is due to an increase in AUA utilizing our TAMP, which resulted in an increase in manager fee cost of services of $2.5 million.
Factors Affecting Comparability
Our future results of operations may not be comparable to our historical results of operations, principally for the following reasons:
Tax Treatment
As a flow-through entity, Dynasty Financial Partners is generally not and has not been subject to U.S. federal and certain state income taxes at the entity level, although it has been subject to state specific taxes. Instead, for U.S. federal and certain state income tax purposes, taxable income was and is passed through to its unitholders, which, after the reorganization transactions completed in connection with this offering, include Dynasty. Dynasty is subject to U.S. federal and certain state income taxes applicable to corporations. Accordingly, our effective tax rate, and the absolute dollar amount of our tax expense, will increase as a result of the reorganization. Please read “Our Structure and Reorganization.”
Public Company Expenses
Upon completion of this offering, we expect our operating expenses to increase as a result of being a publicly traded company, including annual and quarterly report preparation, tax return preparation, independent auditor fees, investor relations activities, transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. We also expect our accounting, legal, tax and personnel-related expenses to increase as we supplement our compliance and governance functions, maintain and review internal controls over financial reporting and prepare and distribute periodic reports as required by the rules and regulations of the SEC.
Quarterly Results
The following tables set forth selected unaudited consolidated quarterly results of operations data and selected key operating metrics for the seven quarters ended September 30, 2021. This unaudited information has been prepared on substantially the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the consolidated results of operations and selected key operating metrics for the periods presented therein. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such. Changes to our operating results from one period to another are primarily caused by changes in the value of AUA utilizing our platforms, which resulted in changes in asset-based revenues and cost of service. Our income from operations is further impacted by variations in the level of compensation and benefits expense and general, and general and administration expenses.
	Three months ended
	March 31, 2020 (unaudited)	June 30, 2020 (unaudited)	September 30, 2020 (unaudited)	December 31, 2020 (unaudited)	March 31, 2021 (unaudited)	June 30, 2021 (unaudited)	September 30, 2021 (unaudited)
Operational metrics:
Total Assets Under Administration (at beginning of period) (in millions)	$37,079	$37,893	$38,715	$45,782	$50,914	$54,798	$60,744
Total Assets Under Administration (at period-end) (in millions)	$37,893	$38,715	$45,782	$50,914	$54,798	$60,744	$64,645
TAMP Assets (at beginning of period) (in millions)	$18,097	$19,028	$16,613	$20,622	$23,455	$26,291	$29,115
TAMP Assets (at period-end) (in millions)	$19,028	$16,613	$20,622	$23,455	$26,291	$29,115	$30,205
Network Partner Advisors (at period-end)	202	224	236	240	235	291	292
Financial metrics:
Total revenues (in millions)	$10.7	$10.2	$11.9	$13.5	$15.0	$16.4	$17.8
Total income from operations (in millions)	$0.3	$0.9	$1.7	$1.9	$3.1	$3.7	$3.7
Non-GAAP financial metrics:
Adjusted EBITDA (in millions)	$0.5	$1.1	$1.9	$2.1	$3.3	$4.1	$4.5
Adjusted net income (in millions)	$0.3	$1.0	$1.8	$1.9	$3.2	$3.8	$4.2

The following table is a reconciliation from net income to adjusted EBITDA for the periods presented:
	Three months ended
(in thousands)	March 31, 2020 (unaudited)	June 30, 2020 (unaudited)	September 30, 2020 (unaudited)	December 31, 2020 (unaudited)	March 31, 2021 (unaudited)	June 30, 2021 (unaudited)	September 30, 2021 (unaudited)
Net income	$299	$914	$1,727	$1,898	$3,092	$3,791	$3,699
Provision for (benefit from) income tax	—	—	—	—	—	—	—
Interest expense	35	—	—	—	38	25	42
Amortization/depreciation	134	152	143	178	166	212	213
EBITDA	$468	$1,066	$1,870	$2,076	$3,296	$4,028	$3,954
Share-based compensation(1)	29	38	37	41	46	71	57
IPO readiness(2)	—	—	—	—	50	—	536
Reorganization and integration costs(3)	—	—	—	—	—	—	—
Severance expense(4)	—	—	—	—	—	—	—
Adjusted EBITDA	$497	$1,104	$1,907	$2,117	$3,392	$4,099	$4,547

(1)
“Share-based compensation” represents granted share-based compensation in the form of Class Q Profit Sharing Interests (which are incentive units) of Dynasty Financial Partners LLC, our operating company, to certain of our directors and employees. Although this expense occurred in each measurement period, we have added the expense back in our calculation of adjusted EBITDA because of its non-cash impact.

(2)
“IPO readiness” includes professional fees related to our preparation to become a public company. These expenses primarily include services for financial and human resources support, executive compensation assessments and other consulting services. Although these expenses did not occur in 2020, these expenses occurred in 2021, and may be incurred in future periods in advance of this offering. To the extent these expenses are incurred, they are expected to be non-recurring as they are limited to our public-company readiness preparation and do not include ongoing public-company compliance costs.

(3)
“Reorganization and integration costs” includes costs related to our functional reorganization within our Operations, Technology and Retirement functions. While we have incurred such expenses in all periods measured, these expenses serve varied reorganization and integration initiatives, each of which is non-recurring. We do not consider these expenses to be part of our core operations.

(4)
“Severance expense” includes costs related to one-time severance expenses. Such costs were non-recurring.

The following table is a reconciliation from net income to adjusted net income for the periods presented:
	Three months ended
(in thousands)	March 31, 2020 (unaudited)	June 30, 2020 (unaudited)	September 30, 2020 (unaudited)	December 31, 2020 (unaudited)	March 31, 2021 (unaudited)	June 30, 2021 (unaudited)	September 30, 2021 (unaudited)
Net income	$299	$914	$1,726	$1,898	$3,092	$3,791	$3,699
Share-based compensation(1)	29	38	37	41	46	71	57
IPO readiness(1)	—	—	—	—	50	—	536
Reorganization and integration costs(2)	—	—	—	—	—	—	—
Severance expense(3)	—	—	—	—	—	—	—
Adjusted net income	$328	$952	$1,763	$1,939	$3,188	$3,862	$4,292

(1)
“IPO readiness” includes professional fees related to our preparation to become a public company. These expenses primarily include services for financial and human resources support, executive compensation assessments and other consulting services. Although these expenses did not occur in 2020, these expenses occurred in 2021, and may be incurred in future periods in advance of this offering. To the extent these expenses are incurred, they are expected to be non-recurring as they are limited to our public-company readiness preparation and do not include ongoing public-company compliance costs.

(2)
“Reorganization and integration costs” includes costs related to our functional reorganization within our Operations, Technology and Retirement functions. While we have incurred such expenses in all periods measured, these expenses serve varied reorganization and integration initiatives, each of which is non-recurring. We do not consider these expenses to be part of our core operations.

(3)
“Severance expense” includes costs related to one-time severance expenses. Such costs were non-recurring.

Liquidity and Capital Resources
General
Since inception, our operations have been financed primarily through cash flows from operations and financing activities. We generated positive net income first in 2019. As of September 30, 2021, we had cash and cash equivalents of $22.5 million. As of December 31, 2020 and December 31, 2019, we had cash and cash equivalents of $17.0 million and $6.0 million, respectively.
Our primary cash needs are for payroll and related costs, lease payments, third-party products and services, research and development, acquisition of business opportunities and our financing solutions, including our loan program and revenue participation interest program. Additional future liquidity needs will include funding the costs of operating as a public company and our minority equity investment program. Over the next twelve months, we expect that our cash and liquidity needs will continue to be met by cash generated from our ongoing operations as well as existing cash and cash equivalents. In the long term beyond the next twelve months, we expect that our cash and liquidity needs will continue to be met by cash generated from our ongoing operations as well as financing activities. Capital needs over time will primarily depends on the overall utilization of mix and relative cost of the Capital Strategies program.
To the extent that existing cash and cash from operations are not sufficient to fund our future operations, we may need to raise additional funds through public or private equity or additional debt financing. We have made and will continue to make investments in our Network Partner Firms, and we may enter into arrangements with any third parties with respect to potential investments in, or acquisitions of, businesses or technologies, which could also require us to seek additional equity or debt financing. We cannot assure you that such additional financing will be available on terms acceptable to us, or at all. In addition, we may opportunistically seek to raise additional capital to fund our continued growth. To the extent that we are unsuccessful in additional debt or equity financings, our plans for continued growth may be curtailed.
Tax Receivable Agreement
In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the TRA Holders. The agreement will generally provide for the payment by us to each TRA Holder of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any step-up in tax basis in Dynasty Financial Partners’ assets resulting from (a) our purchase of common units of Dynasty Financial Partners for cash or the exchange of common units of Dynasty Financial Partners (along with the corresponding shares of our Class B or Class C common stock) for shares of our Class A common stock and (b) payments under the Tax Receivable Agreement, (ii) certain prior distributions by Dynasty Financial Partners and prior transfers or exchanges of limited liability company interests which resulted in tax basis adjustments to the assets of Dynasty Financial Partners and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.
For purposes of the Tax Receivable Agreement, cash savings in tax are calculated by comparing our actual income tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement, unless certain assumptions apply, as discussed herein. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the agreement or payments under the agreement are accelerated in the event that we materially breach any of our material obligations under the agreement

(as described below). The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges by the holders of common units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.
The payment obligation under the Tax Receivable Agreement is an obligation of Dynasty, not Dynasty Financial Partners, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with (i) our purchase of common units of Dynasty Financial Partners from existing Dynasty Financial Partners unitholders with a portion of the net proceeds of this offering and (ii) future exchanges of common units of Dynasty Financial Partners as described above would aggregate to approximately $     over 15 years from the date of this offering based on an assumed initial public offering price of $     per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the other parties to the Tax Receivable Agreement 85% of such amount, or $     , over the 15-year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and Tax Receivable Agreement payments by us will be calculated using the market value of our Class A common stock at the time of exchange and the prevailing tax rates applicable to us over the life of the Tax Receivable Agreement and will be dependent on us generating sufficient future taxable income to realize the benefit. See “Our Structure and Reorganization — Tax Receivable Agreement”. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership of us.
In addition, although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or other tax attributes subject to the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.
The Tax Receivable Agreement provides that (i) upon certain mergers, asset sales, other forms of business combinations or other changes of control, (ii) in the event that we materially breach any of our material obligations under the agreement or (iii) if, at any time, we elect an early termination of the agreement, our (or our successor’s) obligations under the agreement (with respect to all common units of Dynasty Financial Partners, whether or not such common units have been exchanged or acquired before or after such transaction) would be based on certain assumptions. Those assumptions include that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. In the event we elect to terminate the Tax Receivable Agreement early or we materially breach a material obligation, our obligations under the agreement will accelerate. As a result, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the agreement and (ii) we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which payment may be made significantly in advance of the actual realization of such future benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on an assumed initial public offering price of $     per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and a discount rate equal to the lesser of (i) 6.5% and (ii) SOFR

plus 400 basis points, we estimate that we would be required to pay $      in the aggregate under the Tax Receivable Agreement. See “Our Structure and Reorganization — Tax Receivable Agreement”.
The impact that the Tax Receivable Agreement will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of common units for our Class A common stock, representing 85% of the estimated future tax benefits, if any, relating to the increase in tax basis associated with the exchanges by holders of common units. Because the amount and timing of any payments will vary based on a number of factors (including the timing of exchanges by the holders of common units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable as well as the portion of our payments under the Tax Receivable Agreement constituting imputed interest), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the Tax Receivable Agreement. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time.
For information regarding the Tax Receivable Agreement, please read “Our Structure and Reorganization — Tax Receivable Agreement.”
Cash Flows
The following table presents information regarding our cash flows, cash, cash equivalents, and restricted cash for the periods indicated:
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2021	2020	2020	2019
Cash flows provided by operating activities	$15,025	$6,243	$9,562	$2,301
Net cash used in investing activities	(3,629)	(2,481)	(3,367)	(4,806)
Net cash provided by (used in) financing activities	(6,309)	5,482	5,189	4,011
Net increase in cash, cash equivalents, and restricted cash	5,087	9,244	11,384	1,506
Cash, cash equivalents, and restricted cash – beginning of period	17,390	6,006	6,006	4,500
Cash, cash equivalents, and restricted cash – ending of period	22,477	15,250	17,390	6,006
Operating Activities
Cash flows provided by operating activities increased by $8.8 million in the nine months ended September 30, 2021 compared to the same period in 2020, primarily due to an increase in net income of $7.6 million, an increase in accounts payable of $2.6 million, and an increase in changes in accrued expenses and compensation of $1.4 million. Such increases were partially offset by a decrease in changes in accounts receivable of $2.1 million and a decrease in changes in other non current assets of $1.0 million.
Cash flows provided by operating activities increased by $7.3 million in the year ended December 31, 2020 compared to the same period in 2019, primarily due to an increase in net income of $3.8 million, an increase in related party accounts payable of $2.2 million, an increase in changes in accounts receivable of $1.5 million and an increase in deferred revenue of $0.9 million. Such increases were partially offset by a decrease in accounts payable of $1.0 million.
Investing Activities
Cash flows used in investing activities increased by $1. 2 million in the nine months ended September 30, 2021 compared to the same period in 2020 , due to purchases of preferred stock in Smart-RIA of $0.8 million and funding of $0.6 million in the loans receivables outstanding from customers.

Such increases were partially offset by a decrease in the funding of revenue participation interest receivable of $0.2 million as compared to amounts funded in the prior period.
Cash flows used in investing activities decreased by $1.4 million in the year ended December 31, 2020 compared to the same period in 2019, due to an increase in changes in loans receivables of $1.1 million and an increase in changes in purchases of property and equipment of $0.2 million. Such increases were partially offset by a decrease in changes in revenue participation interest receivable of $2.8 million.
Financing Activities
Cash flows from financing activities decreased by $11.8 million in the nine months ended September 30, 2021 compared to the same period in 2020, primarily due to a reduction in net member contributions of $14.3 million and an increase in tax distributions to members of $3.1 million. Such increase was offset by a decrease in changes in debt balances of $5.7 million.
Cash flows from financing activities increased by $1.2 million in the year ended December 31, 2020 compared to the same period in 2019, primarily due to an increase in net member contributions of $12.4 million. Such increase was offset by a decrease in changes in debt balances of $11.3 million. .
Debt Financing Arrangements
Dynasty Financial Partners’ outstanding debt obligations as of September 30, 2021 and as of December 31, 2020 and 2019 were as follows:

(in thousands)	September 30, 2021	December 31, 2020	Dec 31, 2019
Term loan payable – principal	$—	$—	8,300
Term loan payable – interest payable	—	—	252
PPP loan payable	—	1,317	—
Total loans payable	$—	$1,317	8,552
Term Loan
On July 17, 2017, three board members of the Company provided a $10.0 million revolving term loan facility, which held a principal balance of $4.0 million as of December 31, 2018. Additional principal of $2.4 million was drawn on April 19, 2019, and $1.9 million was drawn on May 17, 2019. The term loan principal balance was $8.3 million as of December 31, 2019. The loan’s original maturity date of July 17, 2018 was extended to July 17, 2021 and carried an interest rate of one-month LIBOR plus 10%. The term loan was utilized to fund the Company’s financing programs and was fully repaid and terminated on January 13, 2020. Interest expense recognized in relation to the term loan was $0.0 and $0.0 for the nine months ended September 30, 2021 and September 30, 2020 respectively, and was $0.0 and $0.9 million for the years ended December 31, 2020 and December 31, 2019 respectively. Such interest expense is reflected in cost of service of the Capital Strategies segment.
Revolving Credit Facility
On November 17, 2020, Dynasty Financial Partners entered into a $20.0 million revolving credit facility with UMB Bank n.a. for the explicit purpose of funding loans, RPIs and recapitalization of our consolidated statements of financial position. Obligations under the agreement are secured by substantially all of the assets of Dynasty Financial Partners and as of September 30, 2021 and December 31, 2020, there were no amounts outstanding under the Revolving Credit Facility. In the event that the Company has borrowing under the Revolving Credit Facility, it will pay interest on those borrowings at the prevailing LIBOR Rate plus 3.0%, subject to a minimum LIBOR rate of 0.5% (or a comparable rate, should LIBOR cease to be published). Any borrowings under the Revolving Credit

Facility will mature on October 30, 2023. There is also a commitment fee equal to 0.5% per annum on the daily unused portion of the Revolving Credit Facility, payable quarterly in arrears and due on the last day of each calendar quarter. For the nine months ended September 30, 2021, the Company incurred $89 thousand in commitment fees under the Revolving Credit Facility. For the year ended December 31, 2020, the Company incurred $12.0 thousand in commitment fees under the Revolving Credit Facility.
The credit agreement contains customary conditions, representations and warranties, affirmative and negative covenants, mandatory prepayment provisions and events of default. The covenants include certain financial covenants requiring the Company to maintain compliance with a maximum senior leverage ratio, a maximum total leverage ratio, a minimum interest coverage ratio and minimum adjusted EBITDA. The credit agreement also contains provisions that, in the event of default, require the Company to maintain minimum liquidity levels, limit the ability of Dynasty Financial Partners and its subsidiaries to incur debt, make investments, sell assets, create liens, engage in transactions with affiliates, engage in mergers and acquisitions, pay dividends and other restricted payments, grant negative pledges and change their business activities.
Paycheck Protection Program
On April 24, 2020, Dynasty Financial Partners received a $1.3 million loan from the Paycheck Protection Program (“PPP”), a loan program administered through the Small Business Administration (“SBA”), in conjunction with the Coronavirus Aid, Relief and Economy Security Act (the “CARES Act”). The loan carries an interest rate of 1% and matures on April 24, 2022. Dynasty Financial Partners determined it was eligible for the loan as the COVID-19 pandemic caused financial uncertainty and anticipated decreases in normal cash flows. However, the Company repaid the loan in full in July 2021.
Contractual Obligations
On February 8, 2019, Dynasty Financial Partners entered into a new lease agreement for its Florida headquarters located at 200 Central Ave, St. Petersburg, FL. The lease commenced on May 1, 2019 and expires August 31, 2024.
On October 30, 2018, Dynasty Financial Partners entered into a lease modification agreement to extend the term of the original lease agreement dated as of September 19, 2013 for its New York office space. The new lease term commenced on May 1, 2019 and expired May 31, 2021. In November 2020, the Company paid outstanding rent obligations through the remainder of the term and terminated the lease agreement.
The following table describes our future minimum lease payments under non-cancellable operating leases at September 30, 2021.
Years ending December 31:	(in thousands)
For the remainder of 2021	$151
2022	540
2023	510
2024	478
2025	—
Thereafter	—
Total future minimum lease payments	$1,679
Off-Balance Sheet Arrangements
We had no off-balance sheet arrangements, as of September 30, 2021, December 31, 2020 and 2019.
Critical Accounting Policies
In presenting our financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

Some of the estimates and assumptions that we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.
We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our financial statements. For further information on our critical and other significant accounting policies, see the Notes to the Combined Financial Statements.
Revenue Recognition
The Company derives revenues from asset-based, transactional, and financing services.
Asset-Based Revenues
Asset-based revenues primarily consist of recurring fees for providing customers continuous access to managed services and SaaS through the Company’s customized products and services. These products and services are made available to customers throughout the contractual term within the Company’s Core Services and Investment Platform segments. The asset-based fees the Company earns are generally based upon variable percentages of assets managed or administered by the Company. The fee percentage varies based on the level and type of services the Company provides to its customers, as well as the values of existing customer accounts.
Transactional Revenues
Transactional revenues primarily consist of fees associated with transition services and sponsorships, which generally have fixed prices and specify the deliverables in the contract. These services are included in the Core Services segment and generally consist of one-time project management and consulting service engagements and sponsorship of the Company’s client events, and revenue is recognized over time based on the proportion of services performed.
Financing Revenues
Financing revenues consist of fees generated in exchange for providing financing to customers in the form of loans and RPIs and comprise the Company’s Capital Strategies segment. These financial assets provide customers with capital to support ongoing growth and other strategic initiatives in exchange for loan and RPI payments. We accrue and recognize financing revenues based on quarterly monthly customer payments made in arrears and in accordance with contractual provisions of the underlying loan or RPI arrangements. Financing revenues are not accounted for under ASC 606 as financial instruments are not in scope of ASC 606. Financing revenue is accounted for in accordance with ASC 825 —  Financial Instruments. financial instruments.
Manager Fees and Other Revenues
Manager fees and other revenues primarily includes revenue associated with third-party asset manager fees that are generated through the Company’s TAMP billing operation. Manager fee generation does not represent a standalone business activity and fees are generally passed through directly to third-party asset managers with no material impact to net income. Other revenues include the Company’s ASx business which is not considered material for reporting purposes.
Revenue Recognition from Contracts with Customers
The Company applies ASU 2014-09, Revenue from Contracts with Customers (ASC 606).
The Company recognizes revenues from the following performance obligations: transition services, managed services, software as a service (SaaS), and sponsorships. Managed services and SaaS are provided through asset-based engagements. Transition services and sponsorships are provided through transactional engagements. Revenues are recognized when control of these services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring services to a customer. Sales and usage-based taxes are excluded from revenues.
Customers
The Company’s customer base consists predominantly of independent wealth management firms operating as RIAs. The Company maintains separate arrangements with each customer, typically either in the form of a master services agreement or statements of work which specifies the terms and conditions of the relationship, such as the description and price of services purchased. Contract length is generally between 3 to 60 months, depending on the service arrangement. The Company’s contracts may contain renewals and options for additional services.
Significant Judgments
Significant judgment was applied to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company’s progress under the contract, and whether constraints on variable consideration should be applied to future events. The Company’s contracts with its customers may include promises to transfer multiple services to a customer. Determining whether services included within these contracts are considered distinct performance obligations that should be accounted for separately or combined requires significant judgment. For contracts with multiple performance obligations, the Company allocates the total transaction price to each performance obligation based on a relative standalone selling price unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or a distinct good or service that forms part of a single performance obligation. All performance obligations are determined to be satisfied over time with the exception of sponsorship which is recognized when the event occurs.
Contract Modifications
The Company and the customer can enter into additional arrangements by adding or amending the terms of the initial agreement. If the Company enters into a change order or amendment to an existing contract, the Company evaluates the change to determine if it represents a contract modification. The appropriate treatment of modifications depends on the impact of the modification to the transaction price and scope of the contract. Amendments generally add additional distinct services to the contract that are expected to be priced at standalone selling prices (SSP) for the services and as such are generally accounted for as a prospective separate contract.
Variable Consideration
As it relates to managed services and SaaS arrangements, the Company’s contracts may include tier-based pricing based on the percentage of assets under administration, or in certain instances billed as a percentage of revenue billed by the customer. As the variable amount relates solely to the Company’s efforts to satisfy the services provided in that distinct month and results in an allocation that is consistent with the overall allocation objective of ASC 606, in lieu of estimating the variable consideration at the beginning of the contract, the Company directly ascribes the variable fees to the distinct month of service to which it relates. The Company’s contracts do not include discounts, rebates, customer incentives or other performance bonuses, and the Company has no significant history of issuing price concessions.
Significant Financing Components
The Company applies the practical expedient in relation to significant financing components in accordance with ASC 606-10-32-18, which states that an entity need not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. Payment terms are typically due upon receipt of invoice or within 30 days. The Company analyzes any non-standard payment terms that might contain a significant financing component on a contract-by-contract basis. There were no non-standard payment terms that contain a financing component in any of the contracts outstanding for the nine months ended September 30, 2021 and 2020.
Standalone Selling Price (SSP)
The Company applies judgment in determining the SSP of its performance obligations. If the observable price is available, it utilizes that price for the SSP. If the observable price is not available, the SSP must be estimated. The Company estimates SSP by considering multiple factors, including, but not limited to, pricing practices, internal costs, and profit objectives as well as overall market conditions. The Company periodically reassesses its SSP for its performance obligations.
Revenue from contracts with customers
The Company generates revenues from the following performance obligations:
Transition Services
The Company’s project management and consulting support of a customer’s business launch or other one-time consulting engagement, includes a dedicated project management team. Transition services are provided to all customers at the onset of a Core Services engagement and provide consulting services that derive benefit outside of other services outlined in the contract. These services include, but are not limited to, pro forma financial projections, support of marketing development, and access to a proprietary transition Gantt chart. The customer simultaneously receives and consumes the benefits related to the Company’s performance as it performs. The Company recognizes revenue related to this performance obligation using an input method whereby fixed fees are recognized ratably over the contract term based on time elapsed.
Managed Services and SaaS
These services represent a stand ready obligation to provide ongoing support and management services to customers. Managed services and SaaS provided under Core Services and Investment Platform engagements are supported by the Company’s internal personnel, proprietary systems and workflows, operational service and support model, the “Dynasty Desktop” SaaS, as well as various SaaS products developed and ultimately hosted by a third party that are generally made available to the customer through the Dynasty Desktop and are provided under Core Services and Investment Platform engagements. A dedicated relationship manager provides ongoing strategic and operational support, including business planning and organizational structure, and serves as a first point of contact for all support issues related to the overall Dynasty engagement. The customer simultaneously receives and consumes the benefits related to the Company’s performance as it performs. The Company recognizes revenue related to this performance obligation using an input method whereby fixed fees are recognized ratably over the contract term based on time elapsed.
Sponsorship
These services consist of the Company providing sponsorship at hosted summits, investment forums, and various other networking events. The agreements may include multiple events or engagements comprised of individual promises to be satisfied during each event. The agreements are generally split into tiers that included a base level of sponsorship that become more robust as additional promises are added to each tier. The customer simultaneously receives and consumes the benefits related to the Company’s performance, and the Company recognizes revenue related to this performance obligation at the point in time at which the services are delivered.
The incremental costs to obtain a contract are those that the Company incurs to obtain a contract with a customer that it would not have otherwise incurred if the contract were not obtained (e.g., a sales commission). The Company does not incur significant costs to obtain a contract.

Recent accounting pronouncements
Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard was issued to increase transparency and comparability for the accounting of lease transactions. This ASU requires that a lessee recognize in the statement of financial position a right-of-use (“ROU”) asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of comprehensive income. The guidance also requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. The standard is effective for the Company’s fiscal year beginning on January 1, 2022. The standard will have a material impact on the Company’s unaudited condensed Statements of Financial Position and related disclosures but will not have a material impact on our .unaudited condensed Statements of Comprehensive Income. The most significant impact will be the recognition of ROU assets and lease liabilities for the Company’s operating leases.
Financial Instruments — Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments. This update replaces the existing incurred credit loss model and other models with the Current Expected Credit Losses (“CECL”) model. Under CECL, entities are required to measure all expected credit losses over the remaining life of the financial assets held at the reporting date based on historical experience, current conditions, and reasonable forecasts of collectability. Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the statement of financial position. The standard is effective for the Company’s fiscal year beginning on January 1, 2023. The Company is currently evaluating the effect that the standard will have on the unaudited condensed financial statements.
Income Taxes
In December 2020, the FASB issued ASU 2020-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2020-12 removes certain exceptions to the general principles in ASC 740 and clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The Company is currently evaluating the new guidance to determine the overall impact of the guidance and does not anticipate this standard to have a material impact on its unaudited condensed financial statements.
Quantitative and Qualitative Disclosure about Market Risk
Market risk
Our exposure to market risk is directly related to revenue from service and non-segment manager fees earned based upon a percentage of assets on our platform. In the nine months ended September 30, 2021 and 2020, 88% and 89% of our total revenue, respectively, was based on the market value of assets on the platform and non-segment manager fees, both of which were recurring in nature. We expect this percentage to vary over time. A 1% decrease in the aggregate value of assets under administration for the nine months ended September 30, 2021 and 2020 would have caused our total revenue to decline by 0.4% and 0.4%, respectively, and would have caused our net income to decline by 1.2% and 2.9%, respectively.
Interest rate risk
Changes in interest rates will impact our revenue from our Capital Strategies. As of September 30, 2021, we have provided $17.9 million in the form of loans and RPIs for clients, and the Company has a $20.0 million undrawn revolving credit facility that carries an undrawn capital fee. An increase (decrease) in short-term interest rates of 1% would result in an increase (decrease) in income before income taxes of approximately $0.0 million on an annual basis based on total financing provided for Network Partner Firms as of September 30, 2021. Actual impacts may vary depending on interest rate levels and the significance of change. Additionally, changes to interest rates will impact the cost of our borrowing.
Operational risk
Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our technology or financial operating systems and inadequacies or breaches in our control processes. We operate in diverse markets and are reliant on the ability of our employees and systems to process a large number of transactions. These risks are less direct and quantifiable than market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by employees or advisors, we could suffer financial loss, regulatory sanctions and damage to our reputation. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate. To mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout our organization and within various departments. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our employees operate within established corporate policies and limits.
JOBS Act
We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are not choosing to “opt out” of such extended transition period and, as a result, we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public non-emerging growth companies.
Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on certain exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date on which we qualify as a “large accelerated filer”; the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; and the last day of the fiscal year in which the fifth anniversary of our initial public offering occurs.

BUSINESS
Our Mission
Our mission is to empower a community of top independent financial advisory firms though proprietary technology solutions, access to best-in-class independent products, as well as value-add business services. At our core, we believe in the “Triangulation of AdviceTM”, meaning that end clients benefit from having financial advice, asset custody, and asset construction each delivered independently. Our scale, technology and dedicated team provide the platform to empower independent advisory firms to better serve their clients, improve their existing businesses and accelerate growth. We are entrepreneurs serving a community of independent entrepreneurs who get to live our American Dream by empowering others to live theirs. We believe that our advisory firm clients are proud to tell their wealth management clients that they are “Powered by DynastyTM”.
Company Overview
We believe we are a leading provider of technology-enabled wealth management solutions and business services for financial advisory firms primarily focused on serving HNW and ultra-high net worth UHNW clients. We provide access to a comprehensive platform of software and technology tools, business services and holistic investment management capabilities through an open-architecture platform delivered via a suite of proprietary and third-party technologies integrated within the Dynasty Desktop. Our offerings give our advisory firm clients the freedom to address their clients’ needs in an objective and independent manner. Our technology, tools and services provide advisory firms the supported independence to launch their businesses, scale their operations and grow their firms — both organically and inorganically — while also allowing them to be more focused on and better-equipped to serve their clients.
We provide financial advisory firms with a full suite of technology-enabled solutions necessary to operate their businesses independent from a large financial services firm. As of September 30, 2021, the Dynasty network includes 46 Network Partner Firms representing more than 292 financial advisors who maintain $64.6 billion in Total Assets Under Administration on the Dynasty platform, with an average AUA per advisor of $221 million. Our holistic offering is truly end-to-end, frequently beginning prior to a group of advisors even forming their independent business. We assist advisors in establishing and executing on a roadmap to separate from their prior platform and launch their independent wealth management firm or bring their existing wealth management firm to the next level with increased scale, efficiency, and growth. Once an advisory firm has transitioned, our Core Services offering provides a suite of technology solutions and business services that provide many of the day-to-day middle- and back-office functions critical to operating an advisory practice. Our Investment Platform, one of the largest by assets under administration, provides an array of optimized investment solutions brought together from across the industry with enterprise-level access, pricing, manager due diligence and support. Our Capital Strategies enable advisory firms to leave their prior captive platform and fund initial business formation, as well as fuel both organic and inorganic growth of their firms and thereby bolstering the growth and scale of our Core Services and Investment Platform businesses. Additionally, our Network serves as a community for advisors who want to be independent but not alone. We organize marquee events throughout the year, including our annual Partners Summit and annual Investment Forum, as well as a series of customized events on best practices in firm management, client service, technology, and our “Advisor to CEO” program. As the industry and the end clients served by the industry continue to favor independent financial advice, we believe our comprehensive set of business solutions provide advisors a single, holistic platform to enable their firms to be fully independent and empower them to gain market share as more investible assets flow into independent wealth management channels.
Our revenue model is primarily composed of fees that are recurring in nature. For our Core Services segment, we charge our clients an asset-based fee on their AUA, or in limited instances as a percentage of their total revenue. These asset-based fees are billed quarterly in advance based on beginning AUA for the quarter. Our transition and consulting services are billed based on fixed fees dependent on the scope and duration of work. For our Investment Platform business, we charge an asset-based fee on AUA specific to the type of investment product or program being utilized. Our capital programs, which we utilize to help attract and grow our client base, generate revenue through net interest income or contractual rights to a percentage of a client’s revenues, depending on the Capital Strategies utilized. We expect to commence capital programs which generate revenue through minority ownership interests in the income of a client’s business in the near future.
Our revenues increased from $40.5 million in the year ended December 31, 2019 to $46.2 million in the year ended December 31, 2020, representing an increase of 14%. Our net income was $1.0 million and $4.8 million in the years ended December 31, 2019 and 2020, respectively, an increase of 363%. We had adjusted net income of $1.1 million and $5.0 million in the years ended December 31, 2019 and 2020, respectively, representing an increase of 343%. Our adjusted EBITDA was $2.7 million and $5.6 million in the years ended December 31, 2019 and 2020, respectively, an increase of 107%. Our revenues increased from $32.7 million in the nine months ended September 30, 2020 to $49.2 million in the nine months ended September 30, 2021, representing an increase of 50%. Our net income was $2.9 million and $10.6 million in the nine months ended September 30, 2020 and 2021, respectively, an increase of 266%. We had adjusted net income of $3.0 million and $11.2 million in the nine months ended September 30, 2020 and 2021, respectively, representing an increase of 273%. Our adjusted EBITDA was $3.5 millionand $12.0 million in the nine months ended September 30, 2020 and 2021, respectively, an increase of 240%. For additional information on adjusted net income and Adjusted EBITDA, including a reconciliation of adjusted EBITDA and adjusted net income to net income, see “Management’s Discussion and Analysis — Key Operating Metrics — Non-GAAP Financial Metrics”.
Market Opportunity
We primarily serve fee-based, independent financial advisory firms who provide wealth management services to HNW and UHNW investors in the United States. According to Cerulli data, the market for wealth advisory services in the United States is vast, with household net worth of $46.1 trillion as of December 31, 2019, and according to data from the Federal Reserve, total household net worth in the United States grew at a CAGR of 7.1% from 2010 to 2020. Approximately 292,000 advisors managed $22.7 trillion of these assets as of December 31, 2019, according to a report by Cerulli, leaving substantial room for growth in Assets under Management (“AUM”). Advisors’ AUM grew at a 7.6% CAGR during the ten-year period ended December 31, 2019, according to Cerulli data.
The wealth management industry in the U.S. primarily consists of seven distinct channels, including the two RIA channels (hybrid and independent) that we primarily focus on and five broker-dealer channels (independent broker-dealers, wirehouse, regional, bank, and insurance) that represent enterprise level opportunities for Dynasty. According to Cerulli data, the RIA channels experienced the largest increase in AUM over the 5-year period ended December 31, 2019; AUM at hybrid and independent RIAs grew at CAGRs of 12.2% and 10.4%, respectively, compared to a 6.7% CAGR for the broader industry. Hybrid and independent RIAs ended 2019 with $2.3 trillion and $3.4 trillion of AUM, respectively. Approximately 22% of advisors are employed by RIAs, and approximately 25% of assets in the industry are managed by RIAs as of December 31, 2019, according to Cerulli data. We believe the RIA channel provides greater flexibility and autonomy to advisors while enabling them to be true fiduciaries to their clients — avoiding many of the conflicts inherent to the legacy brokerage and wirehouse models of wealth management.

1   Source: The Cerulli Report — U.S. Intermediary Distribution 2020: Aligning Impact with the Cost of Distribution

In addition, Dynasty is positioned to benefit as more assets move toward the fiduciary, fee-based structures favored by our target market of advisory firms. We believe fee-based advisory structures provide greater transparency to end-clients and support the overall growth of our core independent advisory firm markets. Independent advisory firms are able to leverage our leading technology and business solution services to access the scale benefits of a larger organization, including sophisticated technology, the ability to outsource non-advisory or business development functions (e.g., marketing and accounting), and a broad array of investment vehicles at enterprise-level prices. We believe this combination of independence, flexibility and access to a diverse set of products and services are a key differentiator for the independent channels.

1   Source: The Cerulli Report — U.S. Intermediary Distribution 2020: Aligning Impact with the Cost of Distribution
We target both existing independent wealth management firms and advisory teams who are considering separating from their associated broker-dealer, in each case that typically have an average AUA of $1,300 million or more. Within the latter group, we target both teams whose clients have outgrown the offerings and client-service levels of the broker-dealer environment and established teams at wirehouse broker-dealers who desire a greater level of independence and autonomy in how they engage with and service their clients. According to Cerulli data, total addressable market for breakaway advisors in terms of assets was $529 billion in 2019. The steady trend of large advisors breaking away has continued, with 33 breakaway transactions of over $1 billion recorded in 2020. We have been able to capture this momentum in launching 22 breakaway advisor teams with over $500 million in AUA since 2015, 14 of which were over $1 billion in AUA.

2
Source: Industry sources. Note: Data reflects all breakaway activity from wirehouses, including to RIAs and non-independent channels.

Our Offerings
We provide our Network Partner Firms a comprehensive suite of technology and business solutions that enable them to better serve their clients and run more efficient and higher growth businesses. Our offerings include Core Services, Investment Platform, and Capital Strategies. Our

typical contract length is 5 years, with one-year evergreen renewal clauses. Network Partner Firms that participate in our Capital Strategies are required to remain participants of our Core Services for the life of the Capital Strategies contract. As of September 30, 2021, the average remaining tenor of our Core Services contracts was approximately 2.8 years.
Core Services.   We provide Network Partner Firms the necessary technology solutions and business services to successfully serve their end clients and grow their businesses. For these technology solutions and services, we typically charge an asset-based fee on the AUA held on our platform. Certain of these services are commissionable and are therefore charged based on associated revenue. The offerings within our Core Services include:
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Transition and Consulting Services:   We provide business consulting to financial advisors and financial advisory firms at all stages of their business lifecycle — from advisors transitioning to independence, to long-established independent advisory firms desiring to scale operations and accelerate growth. For advisors seeking independence, we provide end-to-end tactical guidance and project management on the key decision points during the transition, all delivered through a digital portal. Advisory firms engaging with our transition or consulting services are assigned a full-time project lead at Dynasty and receive on-site support from our staff throughout the engagement. We offer guidance and support on firm structuring, vendor selection and management, asset migration and investment product mapping, real estate search and setup, client communications and marketing, compliance, human resources and technology setup among other areas. For these services we are paid a negotiated fee dependent on the length and depth of work, which is partially paid upon signing and the remainder paid upon completion.

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Technology:   Technology underpins the full suite of our Core Services offering and is the foundation of all the individual components. We enable data-driven critical business processes through cloud based advanced computing, advanced data management and analytics, data integrations, and cloud-based SaaS platforms. Our technology platform provides an integrated experience for the advisor, as well as important technology driven efficiencies to their businesses. The Dynasty platform helps advisors run better businesses, engage clients in a highly personalized manner, deploy the right solutions at the right time, and better predict the future needs of every client at scale while aggregating service providers in an API based, cloud based open-architecture system. We also assist Network Partner Firms tactically when deploying and managing service providers by providing thought leadership on best solutions and practices in critical wealth-tech areas such as cyber security, client engagement systems (“CRM”), marketing technologies, and system networking.

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Finance & Accounting:   Our Outsourced CFO (“OCFO”) offering supports our Network Partner Firms accounting and finance needs. The foundation of the offering is a proprietary dashboard that pulls data from the client’s general ledger and CRM system and provides analytics and benchmarking. We work with third-party accounting firms on behalf of our clients to manage the books and records. We also work directly with the executive team of our Network Partner Firms to review financial metrics on a quarterly basis, utilizing the data contained in the OCFO dashboard to provide strategic guidance.

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Marketing Services:   Our marketing services prepare our Network Partner Firms to strategically manage their brand for communication with clients, partners, prospects, their community and the press. This includes initial launch marketing, brand creation, website development, ongoing marketing strategies, event planning, and digital marketing strategies, platforms, technology and tools. Our digital marketing services and tools are used extensively by our clients for business development and prospecting.

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Compliance:   We offer Network Partner Firms a comprehensive compliance management program, including breakaway and RIA registration strategy, compliance program design and implementation, chief compliance officer (“CCO”) education, ongoing support and training, and robust compliance technology for required surveillance, recordkeeping and documentation, delivery schedules and approval workflows.

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Practice Management:   We provide our Network Partner Firms with comprehensive practice management to help them optimize and grow their business. In addition to the implementation and consulting services described above, clients are assigned a dedicated relationship manager to ensure they are receiving the maximum benefit of our network and platform offerings. Our “Advisor-to-CEO” program provides for a network and curriculum to learn how to transition from being solely an advisor to being a CEO. In addition, advisors can access practice management content via our proprietary Dynasty Knowledgebase online portal.

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Community & Events:   Our advisors are independent but not alone. Our Network Partner Firms form a community of like-minded entrepreneurs that come together to share ideas and best practices, including at events that we host such as our Annual Partners Summit and Annual Investment Forum. This includes our Dynasty Women’s Network, which provides a venue for female advisor networking and shared best practices. In addition, we also host a series of smaller Dynasty Day events focused on junior advisors and client service professionals.

Investment Platform.   Our Investment Platform includes our TAMP, which works in concert with our Core Services offering and integrates the research, tools, technology, manager access, operations, and compliance support that allows advisory firms to offer highly professional and scalable investment solutions to their clients. Our investment platform provides comprehensive support, whether advisors choose to manage their own portfolios, select recommended exchange traded funds (“ETFs”) or separately managed accounts (“SMAs”), or outsource some or all aspects of their investment solution to Dynasty’s Outsourced Chief Investment Officer (“OCIO”) capabilities. When an advisor chooses to use our Chief Investment Officer capabilities, the Company’s registered investment advisor Dynasty Wealth Management, LLC (“DWM”) serves as an investment sub-adviser to the relevant Network Partner Firm by making investment decisions with respect to the Network Partner Firm’s client portfolios and providing execution services for the Network Partner Firm. The Company, acting through DWM, may serve as a sub-advisor where the Network Partner Firms seek access to third-party investment money managers with whom DWM has contracted. In such cases, such Network Partner Firms serves as the advisor, DWM serves as a sub-advisor and the third-party manager that the Network Partner Firm seeks access to serves as a sub-subadvisor.
Our investment platform is optimized to facilitate a smooth initial launch for new independent advisory firms by proactively mapping all client positions ahead of a separation from the advisor’s existing broker dealer. For these services, we typically charge advisory firms an asset-based fee dependent on the product utilized and associated AUA. A portion of revenue we earn from our Investment Platform includes fees charged by asset managers that we pass on to our advisory firm clients. Key elements of the platform include:
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Investment operations support, including advisor fee billing, trading and account management, account service requests, and training for client service professionals at our Network Partner Firms.

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SMA services, including operation support for account maintenance tasks like implementation, cash raises, rebalances and liquidations.

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An Advisor as Portfolio Manager (“APM”) program, which powers advisors to scale their portfolio management capabilities by enabling them to run model-based strategies and efficiently trade across multiple accounts, as well as provides rebalancer trading tools and operational support.

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A model management overlay program, providing advisors who run model-based practices scale and efficiency by automating trade execution and rebalancing.

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A unified managed account program, which leverages overlay trading services to combine multiple SMAs and/or APM mandates in one account and provides tax overlay capabilities to provide ongoing loss harvesting to add value for clients.

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Pricing power and enterprise level support, leveraging the institutional scale of our platform to provide our advisory firm clients with access to high-quality managers at low prices with preferred levels of client service.

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Access to our OCIO, analysts and product specialists for support on research, portfolio construction, performance reporting and ad hoc end client requests.

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Dynasty Select, a recommended list of high conviction separately managed accounts, mutual funds, ETFs and alternative investments, including rigorous due diligence and associated documentation to support advisory firms’ compliance programs.

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Alternative investments, including access to partners including iCapital, Envestnet PMC, and Ethic, which provide advisory firms alternative investments, a custom white label portal for streamlined fund subscription, reporting, administration, asset allocation, portfolio construction, and manager selection advice.

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Capital markets solutions through an open architecture platform providing access to customized solutions including structured notes, cash management and non-traditional asset classes.

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Additional solutions, including preferred access to investment banking, insurance and lending partners for advisory firms to leverage on behalf of their clients.

Capital Strategies.   We offer our clients a range of financing solutions to help them start up, scale and grow their business. We require firms that participate in our Capital Strategies to remain participants in our Core Services offering, specifically our advisor fee billing and outsourced CFO services, for the life of the Capital Strategies contract. This requirement provides us with increased insight into the health of the business and mitigates our risk by having debit authority on the billing accounts for certain Capital Strategies. Our financing solutions serve to help drive broader growth of our Core Services and Investment Platform businesses. Our financing options include:
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Credit capital:   Loan program providing fixed-rate, amortizing loans that average 6 years in tenor at time of initiation. Each loan is independently underwritten and requires a personal guarantee from the borrowing advisory firm(s). We typically syndicate most of each loan to one of our regional bank partners.

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RPI:   Capital in exchange for a contractual right to a percentage of a client firm’s revenue. Capital deployed is equal to a multiple of a fixed percentage of revenue. These instruments are typically structured with an option for advisory firms to repurchase after a minimum term of typically 5 years.

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Minority investment program:   We have recently started providing a financing option in which we would receive minority equity investments entitling us to a pro rata percentage of the client firm’s net income and including appropriate covenants, tag and drag along rights, and protective provisions. While these investments are outstanding, we have rights typical of a minority investor, which generally include access to books and records, access to capital proceeds in the event of a sale, tag along and drag along rights, certain consent rights, and a put right in instances of a material breach, default or bankruptcy.

As part of the services engagement, the Company gains familiarity with each Network Partner Firm’s business and is able to assess the Network Partner Firm’s ability and capabilities to operate as an independent registered investment adviser, the potential need for capital and whether the Network Partner Firm would be interested in any of the capital solutions. We may offer capital solutions to such Network Partner Firms or Network Partner Firms may initiate discussions with us on whether we can assist with financing solutions.
In addition to the information we receive while providing core services, we have a separate Capital Committee that meets on a regular basis and conducts due diligence that we deem reasonable and appropriate for each Network Partner Firm being considered for each capital solution. Areas evaluated by the Capital Committee include revenue history, mix of business, compliance background, client concentration risk, key man risk, growth prospects and business strategy of the relevant Network Partner Firm.
Go-to-Market
Our primary method of growing our network of clients to date has been direct sales. We have dedicated business development, corporate marketing and corporate public relations and communications teams focused on brand awareness, marketing and lead generation and nurturing. Our corporate marketing, public relations, and communications strategies include a robust online presence as well as frequent coverage by both industry trade and national publications. We generate advisor leads via our brand presence, industry recognition, press and media coverage, company website and other online presence such as podcasts, social media marketing, sponsorships, a national network of centers of influence, and referrals from Network Partner Firms. We also have relationships with many of the top recruiting firms focused on the wealth management space from which we receive advisor referrals.
Members of our business development team are located throughout the country and focus their efforts on lead generation and network building in their individual geographic regions, while also cross-collaborating on advisor tuck-in opportunities that may span geographies. We have a robust pipeline of leads and prospective clients and engage with potential new advisors and advisory firms on a regular basis.
We have also begun expanding our go-to-market strategy to include enterprise partnerships with leading firms in the wealth management space. This includes the ASx, our partnership with Envestnet, which allows advisors using Envestnet’s platforms to use enhanced tools and services powered by Dynasty to help build and grow their businesses. This enables our enterprise partners to offer Dynasty’s technology platform to certain of their advisors and thereby limit attrition, while providing significant distribution leverage to Dynasty. These enterprise partnerships help rapidly increase the scale of our platform, which helps us enhance the value proposition to our independent network advisory firms by providing us greater buying power with vendors and making us a more attractive partner for additional third-party service providers.
Growth Strategy
Core elements of our growth strategy include:
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Facilitate Existing Network Partner Firm Growth:   The success of our clients is our success. Our offerings help our clients grow their AUA both organically and inorganically. Our Network Partner Firms, utilizing our highly scalable technology platform and Capital Strategies offerings are also well positioned to participate in the significant consolidation taking place in the wealth management space. In fiscal years 2019 and 2020, our Network Partner Firms have executed 11 tuck-in acquisitions of advisory practices that collectively managed $6.5 billion in AUM at the time of acquisition. According to Cerulli data, as of December 31, 2019, the estimated addressable market for RIA acquisitions over the next 5 – 10 years was $2.8 trillion in assets, primarily driven by advisor retirements, which we believe will continue to drive growth at our Network Partner Firms and at Dynasty.

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Onboard New Network Partner Firms:   The size of the hybrid and independent channels continues to increase, with AUM growing 12.2% and 10.4%, respectively, over the 5 year period ended December 31, 2019, according to Cerulli data. We maintain an active effort to identify and onboard advisors who are contemplating separating from their broker-dealer affiliates, as well as RIAs who are considering changing service providers. In the year ended December 31, 2019, we added 7 new Network Partner Firms to our platform that comprised 22 advisors and $3.9 billion in AUA as of December 31, 2019. In the year ended December 31, 2020, we added 6 new Network Partner Firms that comprised 22 advisors and $2.3 billion in AUA as of December 31, 2020. In the nine months ended September 30, 2021, we added 4 new Network Partner Firms that comprised 22 advisors and $1.7 billion in AUA as of September 30, 2021. These 17 Network Partner Firms in total comprised 101 advisors and $15.4 billion in AUA as of September 30, 2021. We expect to add incremental AUA going forward from recently added Network Partner Firms which are not reflected in the September 30, 2021 AUA balance. On September 21, 2021 we added a Network Partner Firm, which had yet to transition material assets to our platform as of September 30, 2021. In addition, we added another Network Partner Firm in the month of November 2021. Combined these two Network Partner Firms managed approximately $2.6 billion prior to joining our platform and are currently in the process of transitioning assets.

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Increase Network Partner Firms’ Use of Our Broader Capabilities:   As of September 30, 2020 and 2021, the percentage of Total Assets Under Administration that was on our TAMP was 45% and 47% respectively, and as of September 30, 2020 and 2021, 33% and 33% of our Network Partner Firms took advantage of our capital solutions, respectively. We continuously work to improve our offerings to gain wallet share from our existing partners.

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Launch Additional Solutions:   We have a history of product innovation since our founding, and we continue to invest in our offerings to better assist advisory firms. An area of increasing focus for us is the generation and nurturing of end-client leads for our network of advisory firms.

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Complementary Acquisitions:   In addition to our investments in our clients, we continually evaluate acquisition opportunities, particularly for further integrating select elements of our technology stack and supply chain that would enable us to better serve advisors and further integrate our offering. We believe we are well positioned to execute accretive acquisitions given our ability to direct new solutions to our large group of Network Partner Firms.

Our Competitive Strengths
For more than a decade, we have championed the benefits of independent wealth management for HNW and UHNW individuals and have contributed to the movement of assets from traditional brokerage channels to the independent channels of wealth management. We are a recognized industry leader and our platform and offering have won multiple awards in recent years. As of September 30, 2021, Network Partner Firms representing more than 292 advisors with $64.6 billion in Total Assets Under Administration rely on Dynasty to empower their independence. We believe the following factors drive our competitive strengths:
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Deep Understanding of Our Clients:   Our firm is focused on meeting the needs of wealth advisory firms across their life cycle. This provides us with an in-depth understanding of the needs and challenges that our clients face and makes us well positioned to develop highly attractive products and solutions to meet their needs. This deep understanding has been built through not only our standalone operating history, but the longer-term experience of our management team. Our strong relationship with our clients is evidenced by an average client tenure of over four years.

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Comprehensive Offering:   We provide a full suite of services and technology-enabled solutions that allow advisors to operate, scale and grow independent of the large firms they were captive to previously, enabling them to be more focused on the specialized needs of their clients. The comprehensive nature of our offering positions us to be the single-source service provider to our clients and significantly differentiates us from the disparate point solutions prevalent in the wealth management technology market.

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Scale Provider:   We are able to leverage our size and breadth to invest in maintaining a compelling technology offering while being a partner of choice to third party solution providers to independent wealth firms. This also allows us to offer attractive enterprise level pricing and customer service to our clients as well as access to products and solutions they may not be able to access on their own.

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Modular Technology Solution:   Our technology offering has been designed to integrate with best-in-class providers of technology solutions for wealth managers, such as customer relationship management, performance reporting, and risk management software. We typically offer two to three options for any solution and are able to replace or add options as the landscape evolves and the technologies at the forefront shift. We continually solicit feedback from our clients on how to improve our technology stack. Because these solutions integrate with the Dynasty front-end platform, these changes can be implemented seamlessly with minimal impact to the end-client experience.

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Entrepreneurial Culture:   We are entrepreneurs serving a community of entrepreneurs. Our platform is designed to empower advisors to become CEOs of their own independent firms.

We do not take majority ownership positions or enter into majority revenue sharing arrangements with our partner firms, nor do we ever disincentivize our clients from continuing to grow their firms. This partnership approach results in a culture of independence that promotes entrepreneurship, empowering and incentivizing the owners of our partner firms to focus on growing their businesses and providing superior service to their end-clients.
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Experienced and Committed Management Team:   We are led by industry experts who are committed to the future of the Dynasty network. Members of our management team and board of directors have extensive experience in wealth and asset management at both large broker-dealers and as independent advisors. In addition, key members of the management team have meaningful equity ownership in the Company and are dedicated to its continued success.

Competition
The wealth management industry in the U.S. is highly fragmented. We compete directly with a broad range of firms that offer technology services to independent advisors and advisory firms, and we indirectly compete with large broker dealers and RIAs who are not Network Partner Firms that may seek to acquire and integrate smaller RIAs onto their platforms. Other TAMP providers and independent broker-dealers typically offer one or more products or solutions that directly compete with our comprehensive offering, and the wealth management technology sector includes companies that offer solutions tailored to specific needs, such as regulatory compliance or performance reporting.
We believe that our comprehensive, modular technology solution, ability to offer the benefits of scale, hands-on involvement in enabling advisory firms to transition to independence and preservation of their entrepreneurial spirit differentiate us from other competitors in the industry. We allow our Network Partner Firms to retain their independence and economic control of their businesses while providing the scale benefits of a larger firm. In addition, we believe our value-add services and network community facilitate best-practices, a better client experience and improved growth for our Network Partner Firms. We continually incorporate feedback from our Network Partner Firms to enhance our platform and improve the services we provide, which we believe will allow us to compete successfully in the future.
Human Capital Resources
As of September 30, 2021, we had 75 full-time employees, working in trading, sales, marketing, legal, compliance and finance matters, all of whom are located in the United States of which 45% are women and persons of color. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements. None of our employees are represented by a labor union or subject to a collective bargaining agreement governing employment with us.
We focus on strategic human resources practices, including recruiting, talent management, diversity and inclusion, and employee management. We aim to create an equitable, inclusive and empowering environment in which our employees can grow and advance their careers, with the overall goal of developing, expanding and retaining a workforce from a diverse range of backgrounds to support our mission and competitiveness.
Intellectual Property
Our success depends in part upon our ability to obtain, maintain, enforce, defend and otherwise protect intellectual property for our brand, technology and inventions, to preserve the confidentiality of our trade secrets; to defend and enforce our intellectual property and proprietary rights, and to operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and other intellectual property rights of third parties. We rely on a combination of trademark, copyright and trade secret laws to protect our proprietary technology and intellectual property. We have registered certain of our trademarks and service marks in the United States with the U.S. Patent and Trademark Office, including the marks “DYNASTY FINANCIAL PARTNERS” and “TRIANGULATION OF ADVICE.” In addition, we have registered our domain names, including dynastyfinancialpartners.com, with GoDaddy

Inc. We believe the Dynasty Financial Partners name and the marks associated with it are of significant value and are important to our business. Accordingly, as a general policy, we monitor the use of our marks and vigorously oppose any unauthorized use of the marks. We rely on common law protection of our copyrighted works. Such copyrighted materials are not material to our business. In addition to the intellectual property that we own, we license certain technologies and intellectual property from third parties, including software that is incorporated in our platform.
We seek to control access to and distribution of our proprietary information, including our algorithms, implementation and business onboarding functions and applications software. We enter into confidentiality, non-interference, invention assignment and nondisclosure agreements with our employees, consultants, clients and third-party service providers that generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential, and we limit access to our confidential and proprietary information to a “need to know” basis. In the normal course of business, we provide our intellectual property to third parties through licensing or restricted use agreements. We have established a system of security measures designed to help protect our computer systems from security breaches and computer viruses. We have employed various technology and process-based methods, such as clustered and multi-level firewalls, intrusion detection mechanisms, vulnerability assessments, content filtering, antivirus software and access control mechanisms. We also use encryption techniques for data transmission.
The efforts we have taken to protect our intellectual property or other proprietary rights may not be sufficient or effective. Failure to protect our intellectual property or proprietary rights adequately could significantly harm our competitive position and business, financial condition and results of operations. Intellectual property rights may not address all potential threats to our competitive advantage.
For additional discussion of how intellectual property protection affects our business, see the section titled “Risk Factors — Risks Related to Intellectual Property”.
Facilities
We lease our corporate headquarters and principal offices, which are located at 200 Central Avenue, 15th Floor, St. Petersburg, Florida 33701. The lease commenced on May 1, 2019 and expires August 31, 2024. We do not own any real property. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.
Legal Proceedings
In the normal course of business, we may be subject to various legal and administrative proceedings. Currently, there are no legal proceedings pending or to our knowledge threatened against us.
Regulation
Overview
The financial services industry is among the most extensively regulated industries in the United States. We operate investment advisory and broker-dealer businesses, each of which is subject to a specific regulatory scheme. Our subsidiaries are subject to regulation primarily at the federal level, including regulation by the SEC under the U.S. Investment Advisers Act of 1940 (the “Advisers Act”) and by the SEC, the FINRA and the Financial Crimes Enforcement Network of the Department of the Treasury for our broker-dealer subsidiary.
The Advisers Act
Dynasty Wealth Management, LLC, our investment adviser subsidiary, is registered with the SEC under the Advisers Act. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties to clients, compliance and disclosure obligations, recordkeeping requirements and operational requirements, as well as regulations related to receipt of performance fees, solicitation arrangements, conflicts of interest, advertising, agency cross and principal transactions between the adviser and advisory clients and general anti-fraud provisions, safekeeping of client funds and securities, restrictions on advisory contract assignments, privacy protection regulations, and anti-corruption rules relating to investors associated with U.S. state or local governments. Dynasty Wealth Management, LLC is also subject to periodic examinations by the SEC.
Some of our investment advisory programs are conducted pursuant to the non-exclusive safe harbor from the definition of an “investment company” provided for under Rule 3a-4 under the Investment Company Act. If Rule 3a-4 were to cease to be available, or if the SEC were to modify the rule or its interpretation of how the rule is applied, it could have a substantial effect on our business. Under the Investment Company Act, an issuer that is engaged in the business of investing, reinvesting or trading in securities may be deemed an “investment company,” in which case the issuer may be subject to registration requirements and regulation as an investment company under the Investment Company Act. In order to provide assurance that certain discretionary investment advisory programs would not be considered investment companies, the Securities and Exchange Commission adopted Rule 3a-4 under the Investment Company Act, which provides a non-exclusive safe harbor from the definition of investment company for programs that meet the requirements of the rule. We conduct the following programs pursuant to the Rule 3a-4 safe harbor:
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Separately managed accounts;

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Unified managed accounts portfolios;

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Mutual fund portfolios and exchange-traded funds portfolios; and

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Advisor directed portfolios.

We believe that, to the extent we exercise discretion over accounts in any of these programs, they qualify for the safe-harbor because all of the programs have the following characteristics, which are generally required in order for a program to be eligible for the Rule 3a-4 safe harbor:
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Each client account is managed on the basis of the client’s financial situation, investment objectives and reasonable client-imposed investment restrictions;

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At the opening of the account, the client’s financial advisor obtains information from the client and provides us with the client’s financial situation, investment objectives and reasonable restrictions;

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On no less than an annual basis, the client’s financial advisor periodically contacts the client to determine whether there have been any changes in the client’s financial situation or investment objectives, and whether the client wishes to impose any reasonable restrictions on the management of the account or reasonably modify existing restrictions. This information is communicated to us and reflected in our management of client accounts;

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On a quarterly basis, we or another designated person (in most cases this will be the client’s financial advisor) notify the client to contact us or another designated person if there have been any changes to the client’s financial position or investment objectives or if the client wishes to impose any reasonable restrictions on the management of the account;

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We, the client’s financial advisor and the manager of the client’s account, all of whom are knowledgeable about the account and its management, are reasonably available to the client for consultation;

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All of the programs allow each client to impose reasonable restrictions on the management of his or her account; and

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On at least a quarterly basis, the client is provided with a statement containing a description of all activity in the client’s account during the preceding period, including all transactions made on behalf of the account, all contributions and withdrawals made by the client, all fees and expenses charged to the account, and the value of the account at the beginning and end of the period.

For all of the programs, each client retains, with respect to all securities and funds in the client’s account, the right to withdraw securities or cash, vote securities, or delegate the authority to vote securities to another person, receive written confirmation or other notification of each securities transaction by the client’s independent custodian, and proceed directly as a security holder against the issuer of any security in the client’s account without the obligation to include us or any other client of the program in any such action as a condition precedent to initiating such proceeding.
In addition, many state securities commissions impose filing requirements on investment advisers that operate or have places of business in their states. Similarly, many states require certain client-facing employees of registered investment advisers and FINRA-registered broker-dealers to become state licensed.
The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser’s registration. Non-compliance with the Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines or other similar consequences. Though we believe we are in compliance in all material respects with the requirements of the Advisers Act and the rules and interpretations promulgated thereunder, our failure to comply with such laws, rules and interpretations could have a material adverse effect on us.
Under the Advisers Act, certain offerings of our shares could be deemed to result in a change of control of our investment adviser subsidiary, and unless our investment adviser subsidiary’s clients consent to the change of control, our investment advisory agreements with such clients could be terminated. While we have concluded that this offering does not constitute an assignment or change of control, an assignment or change of control could be deemed to occur in the future if we or our investment adviser subsidiary were to gain or lose a controlling person, or in other situations that may depend significantly on particular facts and circumstances. In any such case we would seek to obtain the consent of our investment adviser subsidiary’s advisory clients, including any funds, to the assignment.
Broker-dealer regulation
Our subsidiary Dynasty Securities, LLC is a limited purpose SEC-registered broker-dealer that participates in referral arrangements with other broker-dealers. Dynasty Securities, LLC and its personnel are regulated by the SEC, FINRA and relevant state securities commissions. Dynasty Securities, LLC is subject to regulatory restrictions and requirements imposed by applicable statutes, regulations and guidance in the jurisdictions in which we operate. These regulations cover virtually all aspects of the business of Dynasty Securities LLC, including sales practices, anti-money laundering, handling of material non-public information, safeguarding data, recordkeeping, reporting and the conduct and qualifications of directors, officers, employees, representatives and other associated persons. U.S. government agencies and self-regulatory organizations, including relevant U.S. state securities commissions, are empowered to enforce the regulatory restrictions and requirements applicable to us and conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer from registration or membership. As a registered broker-dealer, Dynasty Securities, LLC is subject to periodic examinations and investigations by FINRA.
Broker-dealers are also subject to net capital rules that mandate that they maintain certain levels of capital. The SEC’s net capital rule specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer’s assets be kept in relatively liquid form. The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC’s uniform net capital rule and FINRA regulations impose certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and FINRA for certain withdrawals of capital.
Anti-money laundering
Dynasty Securities, LLC (our U.S. broker-dealer subsidiary) is subject to the Bank Secrecy Act (the “BSA”), as amended by the USA PATRIOT Act of 2001, and implementing regulations, which require financial institutions, including broker-dealers, to establish anti-money laundering compliance programs, file suspicious activity and other reports with the U.S. government and maintain certain records. A financial institution’s anti-money laundering compliance program generally must include policies, procedures and controls reasonably designed to achieve compliance with the BSA and its implementing regulations and to detect and report suspicious activity, the training of relevant employees, the designation of an anti-money laundering compliance officer, periodic independent audits to test the effectiveness of the program, and customer due diligence and ongoing monitoring. Certain financial institutions, including broker-dealers, are also required to implement customer identification procedures and beneficial ownership identification procedures. We have established policies, procedures and systems designed to comply with these regulations.
Privacy
Regulatory activity in the areas of privacy and data protection continues to grow worldwide and is generally being driven by the growth of technology and related concerns about the rapid and widespread dissemination and use of information. To the extent applicable, we must comply with federal and state privacy, data protection and information security-related laws and regulations in the United States, including the Gramm-Leach-Bliley Act of 1999, which requires financial institutions to disclose their privacy policies and practices related to sharing customer information with affiliates and non-affiliates and give customers the ability to “opt out” of having non-public information disclosed to third parties or receiving marketing solicitations from affiliates and non-affiliates based on non-public information received from financial institutions. Additionally, the FTC and many state attorneys general have interpreted and are continuing to interpret federal and state consumer protection laws to impose standards for the online collection, use, dissemination, processing and security of data. Many states in which we operate have enacted laws that protect the privacy and security of sensitive and personal data, such as the CCPA and the CPRA in California. Certain other state laws impose similar privacy obligations, and laws in all 50 U.S. states require businesses to provide notice to customers whose personal information has been disclosed as a result of a data breach. Further, to the extent applicable, we must comply with additional privacy-related regulations including the Fair Credit Reporting Act of 1970, as amended by the 2003 Fair and Accurate Credit Transactions Act, Regulation S-P under the Gramm-Leach-Bliley Act and Regulation S-ID, and may also be subject to new federal and state requirements in the future.
In particular, Regulation S-P requires that we (i) safeguard the security and confidentiality of all client records and information, (ii) protect against any anticipated threats or hazards to the security or integrity of client records and information and (iii) protect against any unauthorized access or use of such information that could result in substantial harm or inconvenience to any client, and we must install and abide by appropriate policies, procedures and practices to meet these requirements. Such procedures include physical and structural safeguards that prevent data from being accessed by affiliates or any third party except where properly protected and necessary for the delivery of services to the client. In addition, we maintain strict policies to prevent the sharing of data outside of the United States. Further, we undergo regular third-party audits of our security protocols to help ensure the ongoing integrity of our data protection and privacy measures.
For additional discussion of how privacy and data protection affects our business, see the section titled “Risk Factors — Risks Related to Regulatory and Legal Matters — If we are not able to satisfy data protection, security, privacy and other government- and industry-specific requirements, laws or regulations, our results of operations, financial condition or business could be harmed.”
Additional regulatory reform
We and our subsidiaries are subject to the numerous regulatory reform initiatives in the United States. New laws or regulations, or changes in enforcement of existing laws or regulations, could have a material and adverse impact on the scope or profitability of our business activities or require us to change business practices and incur additional costs as well as potential reputational harm. Any legislative or regulatory actions and any required changes to our business operations, or the business operations of our adviser clients, resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or otherwise adversely affect our businesses.

In addition, financial regulators are increasing their enforcement and examination attention across a wide range of activities and business practices, including disclosure, conflicts of interest, cybersecurity, business continuity and succession planning. Such enhanced scrutiny may increase the likelihood of enforcement actions or violation findings or cause us or our subsidiaries to change business practices or incur additional costs. It is also not possible to predict how such changes may impact the businesses of our competitors and the competitive dynamics of the industry.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our directors and executive officers.
Name	Age	Position
Shirl Penney	44	President, Chief Executive Officer and Director
Edward Swenson	44	Chief Operating Officer
Justin Weinkle	35	Chief Financial Officer
Jonathan Morris	65	Chief Legal and Governance Officer
Harvey Golub	82	Chairman of the Board
Henchy Rachel Enden	49	Director
Avery Johnson	56	Director
Sam Levinson	47	Director
Todd Thomson	60	Director
Executive officers
Shirl Penney, a founder of Dynasty Financial Partners, has served as President, Chief Executive Officer and a member of the board of managers of Dynasty Financial Partners since its formation in 2010. Mr. Penney has served as President and Chief Executive Officer of our company since our formation in 2021, and has agreed to serve on our board of directors. Prior to founding Dynasty Financial Partners, Mr. Penney served in various leadership roles at Citigroup Inc. and its then wealth management business at Salomon Smith Barney, including Director of Private Wealth Management and Head of Executive Financial Services, at various times from 1999 to 2008. Mr. Penney has also served as a fellow in the Finance Leaders Fellowship at the Aspen Institute since 2016. Mr. Penney holds a B.A. in Economics from Bates College. Mr. Penney’s qualifications to serve on our board of directors are primarily based on his operational and historical experience as Founder, President, Chief Executive Officer and board member of Dynasty Financial Partners and his extensive experience in the financial services industry.
Edward Swenson, a founder of Dynasty Financial Partners, has served as Chief Operating Officer and a member of the board of managers of Dynasty Financial Partners since the company’s formation in 2010 until 2021. Mr. Swenson has served as Chief Operating Officer of our company since our formation in 2021. In addition, Mr. Swenson has served as President of the Envestnet Advisor Services Exchange by Dynasty (ASx) since its formation in July 2020. Prior to co-founding our company, Mr. Swenson was a Director in the Asset Management Division at Legg Mason from 2005 to 2008, responsible for trading, rebalancing and distribution network communications for Clearbridge’s Large Cap Growth Fund into the firm’s Multiple Discipline Accounts division. From 1999 to 2005, he worked in Citigroup’s Global Markets Asset Management division with roles in the operations, distribution and technology groups. Mr. Swenson holds a B.S. from the London School of Economics and an M.B.A. from New York University’s Stern School of Business.
Justin Weinkle has served as Chief Financial Officer of Dynasty Financial Partners since March 2019. Mr. Weinkle has served as Chief Financial Officer of our company since our formation in 2021. From 2012 to 2019, Mr. Weinkle served in various roles at our company, including Director of M&A from 2018 to 2019, Senior Vice President of Finance and Head of Strategic Analysis from 2015 to 2018 and Chief of Staff from 2013 to 2015. Prior to joining our company, Mr. Weinkle worked in KKR & Co. Inc.’s Client & Partner Group, supporting capital markets, financial and management reporting and fundraising activities across a variety of alternative investment vehicles. Mr. Weinkle holds a B.S.E. in Operations Research and Financial Engineering from Princeton University and an M.B.A. from Emory University.
Jonathan Morris has served as Chief Legal and Governance Officer of Dynasty Financial Partners since 2012. Mr. Morris has served as Chief Legal and Governance Officer of our company since our formation in 2021. Mr. Morris has more than 30 years of experience advising both investment advisors and broker-dealers. Prior to joining our company, Mr. Morris chaired Day Pitney LLP’s Broker Dealer / Investment Advisor practice group from 2011 to 2012. Prior to that, Mr. Morris served as Managing Director, General Counsel and Head of Governance for Barclays PLC’s U.S. Wealth Division from 2008 to 2010 and Managing Director and General Counsel for the Investment Management Division at then Lehman Brothers Inc. Mr. Morris holds a J.D. from Fordham University Law School and a B.A. in History from Washington & Lee University. Mr. Morris is admitted to the bars of New York and Connecticut, as well as the U.S. Supreme Court.
Non-employee directors
Harvey Golub has served on the board of managers of Dynasty Financial Partners, as a member since 2010 and as Chairman since 2020, and has agreed to serve as the Chairman of our board of directors. Mr. Golub served as Chief Executive Officer and Chairman of the American Express Company from 1993 until retiring in 2001, as Vice Chairman and, preceding that, President of the American Express Company from 1990 to 1993, and as President and Chief Executive Officer of then IDS Financial Services, Inc. (now known as Ameriprise Financial, Inc.) from 1984 to 1990. Before joining IDS, Mr. Golub was a Senior Partner with McKinsey & Company, Inc., where he worked on strategy and organizational issues for a number of corporations. Currently, he also serves on the board of Pagaya Technologies, Ltd. and is a member of the advisory board of Miller Buckfire & Co., LLC (a Stifel Company) and Marblegate Asset Management LLC. Previously, he served as non-executive chairman on the boards of American International Group, Inc. from 2009 to 2010, Campbell Soup Company from 2004 to 2009 and then The Reader’s Digest Association, Inc. (now known as Trusted Media Brands, Inc.) from 2007 to 2009. He has also served as a member of the board of Dow Jones & Company, Inc., Hess Corporation, then RHJ International (now owned by Société Générale S.A.), and several private companies. He holds a B.S. from the New York University. Mr. Golub’s qualifications to serve on our board of directors are primarily based on his extensive financial service industry, leadership and public company board experience.
Henchy Rachel Enden has agreed to serve on our board of directors. Ms. Enden is an equity analyst for MFP Investors LLC, an investment management company based in New York, a position she has held since May 2004. She has been a director of Atlantic Capital Bancshares Inc., a bank based in Atlanta, since 2015, and served as a director of First Security, a bank purchased by Atlantic Capital, from 2013 until 2015. In addition, Ms. Enden previously served as a director of Bridgeview Bancorp, a bank in Chicago, Illinois, from July 2015 until May 2019, when the bank was acquired by First Midwest Bancorp. Ms. Enden also served as director of West Coast Bancorp, a bank in Lake Oswego, Oregon, from January 2012 until April 2013, when it was acquired by Columbia Banking System, Inc. Ms. Enden holds a B.S. degree from Touro College and an M.B.A. from the Columbia University Graduate School of Business. Ms. Enden’s qualifications to serve on our board of directors are primarily based on her in-depth knowledge of financial reporting and experience in serving on the boards of several banks.
Avery Johnson has agreed to serve on our board of directors. Mr. Johnson is the CEO and co-founder of Avery Capital, a commercial real estate private equity firm located in Dallas, advising on business dealings in a variety of sectors including oil and gas, multi-family and logistics. Mr. Johnson was an NBA star with a sixteen-season career with the NBA, most notably helping guide the San Antonio Spurs to their 1999 NBA Championship. Mr. Johnson began his coaching career with the Dallas Mavericks in 2004 where he was named NBA Coach of the Year. He later joined the University of Alabama’s athletic department as the men’s head basketball coach where he guided the Crimson Tide to the 2018 NCAA tournament. Mr. Johnson also works as a broadcast analyst for ESPN & CBS Sports Network/HQ, where he is regularly featured. In 2008, Mr. Johnson published his second book, Aspire Higher: Winning On and Off the Court with Determination, Discipline and Decisions. Mr. Johnson’s qualifications to serve on our board of directors are primarily based on his managerial experience and leadership skills developed throughout his multifaceted career as a professional athlete, a college head coach and a professional investor with experience in private equity and real estate investing.
Sam Levinson has served as a member on the board of managers of Dynasty Financial Partners since 2011, and has agreed to serve on our board of directors. Mr. Levinson is a Principal and Managing

Partner at GF Investments, LLC, a private investment firm located in New York, New York, which is a stockholder of our company and has the right to appoint     additional director(s). Mr. Levinson founded Clipper Realty, Inc. (NYSE:CLPR), a real estate company that acquires, owns, manages and operates multi-family residential and commercial properties, in 2015 and has served as its Co-Chairman and Head of the Investment Committee; he also founded Trapeze Inc., a diversified real estate investment company, in 2001 and has been its President and controlling shareholder since then. Mr. Levinson currently serves as a director of the board of AU10TIX Technologies B.V., a position he has held since June 2021. Mr. Levinson has also served as a director of American European Insurance Group, Inc. from 2006 to present. Mr. Levinson has previously served as a director of Canary Wharf Group PLC and Songbird Estates PLC from 2004 to 2015, and Coleman Cable, Inc. from 2005 to 2013 and West Coast Bancorp from 2011 to 2013, and as director of Stonegate Mortgage Corporation from 2013 to 2017. Mr. Levinson’s qualifications to serve on our board of directors are primarily based on his extensive financial service industry, startup company and board experience and his affiliation with GF Investments, LLC.
Todd Thomson, a founder of Dynasty Financial Partners, has served as a member of the board of managers of Dynasty Financial Partners since the company’s formation in 2010, including as Chairman from 2010 to 2019, and has agreed to serve on our board of directors. In addition, Mr. Thomson has served as chief operating and financial officer and as a member of the general partnership of Kairos Ventures, a venture capital firm seeking to invest in groundbreaking technologies in physical sciences and life sciences at leading universities and research institutions, since September 2019. Mr. Thomson is also a founder of Headwaters Capital LLC, a private investing firm specializing in financial services, and has served as its chief executive officer since April 2007. Earlier in his career, Mr. Thomson has served various leadership roles, including as chief executive officer at Global Wealth Management, at Citigroup from January 1998 to February 2007. Mr. Thomson currently serves as a director of the board of Century Bank (from 2014), CNAQ (from 2021), MixComm (from 2021), Delpor (from 2021), Amorphology (from 2021), Linneaus (from 2021), NueroBio (from 2021), PteroDynasmics (from 2021) and FastDetect (from 2021). In the past, Mr. Thomson was a director of the board of Cyren from 2011 to July 2021, a past Chairman and a member of the Wharton Leadership Advisory Board, a past member of the board of Word Resources Institute and a past member of the board of trustees of Davidson College. Mr. Thomson holds a B.A. in Economics from Davidson College and an M.B.A. from the Wharton School of Business.
Corporate Governance
Board Composition
Our board of directors currently consists of       directors: Shirl Penney, Harvey Golub, Sam Levinson and     .
Our amended and restated bylaws will provide that our board of directors will consist of no fewer than           or more than           persons, or such number of directors as fixed by our board of directors from time to time, provided that a vote of at least two-thirds of our board of directors will be required to increase the number of directors. The directors will be elected for one-year terms to serve until the next annual meeting of our stockholders, or until their successors are duly appointed.
In connection with this offering, we and certain principal stockholders with less than 50% of our voting power will enter into stockholder agreements with GF-Dynasty, LLC. GF-Dynasty, LLC will have the right to nominate    member(s) and one member, respectively, of our board of directors, and GF-Dynasty, LLC will have the right to nominate one director for service on each committee established by our board of directors for so long as it holds at least         shares, in the form of our Class A, B and C common stock on a combined basis. Initially, GF-Dynasty, LLC has nominated     to serve on our board of directors. Any replacement directors nominated by GF-Dynasty, LLC must qualify as an independent director under the independence standards of The NASDAQ Stock Market LLC (“NASDAQ”) and satisfy such other criteria set forth in the respective stockholder agreement. Please read “Certain Relationships and Related Party Transactions — Stockholder Agreement with GF-Dynasty, LLC”.

Director Independence
The board of directors reviewed the independence of our directors using the independence standards of NASDAQ, and, based on this review, it determined that Messrs. Golub, Levinson and        will be independent within the meaning of the listing standards currently in effect.
Committees of Our Board
We anticipate that, prior to the completion of this offering, our board will establish the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board.
Audit Committee
The primary purposes of the audit committee will be to: (i) to assist the board in overseeing (a) the quality and integrity of our financial statements, (b) the qualifications, independence and performance of our independent auditor, (c) our accounting, financial and external reporting policies and practices, (d) the performance of our internal audit function and (e) our compliance with legal and regulatory requirements, including without limitation any requirements promulgated by the Public Company Accounting Oversight Board and the Financial Accounting Standards Board; and (ii) to prepare the report of the audit committee required to be included in our annual proxy statement. The charter of our audit committee will be available without charge on the investor relations portion of our website upon the listing of our common stock. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.
Upon the completion of this offering, the members of our Audit Committee will be           . Our board has designated that      and      are “audit committee financial experts,” and each of      and      has been determined to be “financially sophisticated” under NASDAQ rules. Our board has also determined       are “independent” as defined NASDAQ under and Exchange Act rules and regulations.
Compensation Committee
The compensation committee will be responsible primarily for: (i) general oversight of compensation and compensation-related matters; (ii) preparing any report on executive compensation required by the rules and regulations of the SEC for inclusion in our annual proxy statement or Annual Report on Form 10-K; and (iii) taking any such other actions relating to our compensation and benefits structure as the compensation committee deems necessary or appropriate. The charter of our compensation committee will be available without charge on the investor relations portion of our website upon the listing of our common stock.
Upon the completion of this offering, the members of our compensation committee will be                 . Our board has determined that      and      are “independent” as defined under NASDAQ and Exchange Act rules and regulations.
Nominating and Corporate Governance Committee
The primary responsibilities of our nominating and corporate governance committee will be to: (i) identify individuals qualified and suitable to become board members and recommend to the board the director nominees for each annual meeting of stockholders; (ii) regularly review our corporate governance policies and practices, including compliance with existing laws and regulations, corporate governance developments, emerging trends and best practices and recommend any proposed changes to our board; and (iii) otherwise take a leadership role in shaping our corporate governance policies.

The charter of our nominating and corporate governance committee will be available without charge on the investor relations portion of our website following this offering.
Upon the completion of this offering, the members of our nominating and corporate governance committee will be           . Our board has determined that      and      are “independent” as defined under NASDAQ and Exchange Act rules and regulations.
Board Leadership Structure and Qualifications
We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, financial services or government. They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all stockholders. When considering potential director candidates, the board also considers the candidate’s character, judgment, diversity, skills, including financial literacy, and experience in the context of our needs and those of the board.
Board Oversight of Risk Management
Our board believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. We employ conservative risk management practices in order to effectively manage our business, and our board, both directly and through its committees, is responsible for overseeing our risk management processes.
The board meets regularly throughout the year with executive management to ensure that all major risks are discussed with and evaluated by the board. Changes to our risk profile, whether documented in policy or not, are discussed with the board as needed. Our audit committee is responsible for overseeing risks associated with financial matters, particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting. The compensation committee of our board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. The nominating and corporate governance committee of our board oversees risks associated with the independence of our board, potential conflicts of interest and overall enterprise risk.
Our senior management is responsible for implementing and reporting to our board regarding our risk management processes, including by assessing and managing the risks we face on a day-to-day basis. The role of our board in our risk oversight is consistent with our leadership structure, with our President and Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our board and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.
Specifically with respect to cybersecurity risk management, our Chief Technology Officer, Chief Digital Officer and Chief Compliance Officer establish our cybersecurity risk management policy and implement cyber-risk mitigation strategies, and our Chief Digital Officer is responsible for testing our preparedness in the event of a cyber incident. The board provides oversight by reviewing a full report on our information security program, including review of an annual cybersecurity risk assessment and relevant cybersecurity training, third-party assessments, and our cybersecurity policy on at least an annual basis. In addition, members of management keep the board informed of the state of our cybersecurity posture and any developments or incidents related to our cybersecurity exposure.
Corporate Governance Guidelines and Code of Ethics
Our board will adopt, prior to the completion of this offering, corporate governance guidelines that set forth a framework within which our board, assisted by board committees, will direct the Company’s

affairs. The corporate governance guidelines will be accessible through our website at           . These guidelines will address among other things, the composition and functions of our board, director independence, compensation of directors, management succession and review, board committees and selection of new directors.
Our board will also adopt, prior to the completion of this offering, a new code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our code of business conduct and ethics will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.
Compensation Committee Interlocks and Insider Participation
None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board.

EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
The following table presents summary information concerning compensation earned by our principal executive officer and our two other most highly-compensated executive officers as of December 31, 2020 (the “named executive officers” or “NEOs”) for services rendered for the year ended December 31, 2020. All dollar amounts are in U.S. dollars.
For the year ended December 31, 2020, Dynasty’s named executive officers were:
•
Shirl Penney, President and Chief Executive Officer;

•
Edward C. Swenson, Chief Operating Officer; and

•
Jonathan Morris, Chief Legal and Governance Officer.

2020 Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Shirl Penney, President and Chief Executive Officer	2020	$322,986	$200,000	$18,000(1)	$540,986
Edward C. Swenson, Chief Operating Officer	2020	$297,906	$175,000	$—	$472,906
Jonathan Morris, Chief Legal and Governance Officer	2020	$273,437	$105,000	$50,000(2)	$428,437

(1)
Amount includes monthly rent of $4,500 paid by Dynasty in 2020 for a corporate apartment used by Mr. Penney and other employees, prorated for the number of days in 2020 (120 days) that Mr. Penney or his family members utilized the apartment.

(2)
Amount includes relocation expenses.

Outstanding Equity Awards at Fiscal Year-Ended December 31, 2020
None of our named executive officers held any unvested (or unexercised) profits interest awards as of December 31, 2020.
Narrative Disclosure to Summary Compensation Table
Employment Agreements
Employment Agreement with Shirl Penney
Mr. Penney has entered into an employment agreement with us to serve as Chief Executive Officer and President.
The initial term of Mr. Penney’s employment agreement commenced upon January 1, 2014 and continued through December 31, 2016, following which it renews for successive one-year periods, unless Dynasty or Mr. Penney notify the other party of non-renewal in writing prior to three months before the expiration of the initial or renewal term.
The employment agreement provides Mr. Penney with a base salary of $250,000, subject to upward adjustments in the board’s sole discretion, and an annual incentive compensation opportunity, contingent on Company and individual performance, in the Company’s sole discretion. Mr. Penney is eligible to participate in any Company equity plans, including with respect to the Class P Interests. Mr. Penney is also entitled to participate in employee health and retirement benefit plans as are made available to other senior senior-level executives.

If the Company terminates Mr. Penney other than for “Cause” (as defined in the employment agreement), then Mr. Penney will receive severance in an amount equal to two times Mr. Penney’s total annual cash compensation. The Company will also continue to provide medical benefits to Mr. Penney for 18 months. The payment of severance benefits is contingent upon Mr. Penney’s execution of a release in favor of the Company.
If Mr. Penney’s employment is terminated (i) by the Company without Cause, (ii) by the Company for failure to non-renew in accordance with the employment agreement, (iii) by Mr. Penney for Good Reason, or (iv) due to Mr. Penney’s death or Disability (as such terms are defined in the employment agreement) then Mr. Penney has the right to put to Dynasty, and if exercised, Dynasty has the obligation, to purchase up to 25% of each of the class of ownership interests in Dynasty (including, but not limited to, Class A Commons Interests, Class B Common Interests and/or Class P Interests) held by Mr. Penney at the time of termination. The purchase price will be equal to the aggregate fair market value of such securities, to be determined in good faith by Dynasty’s board of managers.
If Mr. Penney’s employment is terminated for any reason, Mr. Penney will forfeit any Class P Interests that are unvested. For 60 business days following termination, Dynasty will have the right to purchase the Class P Interest that have vested as of Mr. Penney’s termination at a price equal to the fair market value of such Class P Interests as of termination, determined in good faith by Dynasty’s board of managers. Upon a termination for Cause or voluntary resignation by Mr. Penney, a liquidity discount of 50% applies to the Class P Interest the Company may elect to purchase, subject to the expirations set forth in the employment agreement.
Employment Agreement with Edward C. Swenson
Mr. Swenson has entered into an employment agreement with us to serve as Chief Operating Officer.
The initial term of Mr. Swenson’s employment agreement commenced upon January 1, 2014 and continued through December 31, 2016, following which it renews for successive one-year periods, unless Dynasty or Mr. Swenson notify the other party of non-renewal in writing prior to three months before the expiration of the initial or renewal term.
The employment agreement provides Mr. Swenson with a base salary of $225,000, subject to upward adjustments in the board’s sole discretion, and an annual incentive compensation opportunity, contingent on Company and individual performance, in the Company’s sole discretion. Mr. Swenson is eligible to participate in any Company equity plans, including with respect to the Class P Interests. Mr. Swenson is also entitled to participate in employee health and retirement benefit plans as are made available to other senior senior-level executives.
If the Company terminates Mr. Swenson other than for “Cause” (as defined in the employment agreement), then Mr. Penney will receive severance in an amount equal to two times Mr. Penney’s total annual cash compensation. The Company will also continue to provide medical benefits to Mr. Penney for 18 months. The payment of severance benefits is contingent upon Mr. Swenson’s execution of a release in favor of the Company.
If Mr. Swenson’s employment is terminated (i) by the Company without Cause, (ii) by the Company for failure to non-renew in accordance with the employment agreement, (iii) by Mr. Swenson for Good Reason, or (iv) due to Mr. Swenson’s death or Disability (as such terms are defined in the employment agreement) then Mr. Swenson has the right to put to Dynasty, and if exercised, Dynasty has the obligation, to purchase up to 25% of each of the class of ownership interests in Dynasty (including, but not limited to, Class A Commons Interests, Class B Common Interests and/or Class P Interests) held by Mr. Swenson at the time of termination. The purchase price will be equal to the aggregate fair market value of such securities, to be determined in good faith by Dynasty’s board of managers.
If Mr. Swenson’s employment is terminated for any reason, Mr. Swenson will forfeit any Class P Interests that are unvested. For 60 business days following termination, Dynasty will have the right to purchase the Class P Interest that have vested as of Mr. Swenson’s termination at a price equal to the fair market value of such Class P Interests as of termination, determined in good faith by Dynasty’s board of managers. Upon a termination for Cause or voluntary resignation by Mr. Swenson, a liquidity discount of 50% applies to the Class P Interest the Company may elect to purchase, subject to the expirations set forth in the employment agreement.
Offer Letter with Mr. Morris
We do not have an employment agreement with Mr. Morris. Instead, we have entered into an offer letter with Mr. Morris to serve as Chief Legal and Governance Officer.
The term of Mr. Morris’s employment pursuant to his offer letter commenced upon September 4, 2012 and continues indefinitely, subject to termination by either party upon two weeks’ prior written notice.
The offer letter provides Mr. Morris with a base salary of $175,000 and an annual incentive compensation opportunity, contingent on Company and individual performance, in the Company’s sole discretion. The offer letter provided Mr. Morris with a grant of 300,000 Class P Interests in the Company, of which one third vested upon commencement of employment and the other two thirds vested on each of the first and second anniversary of such date, contingent on individual performance, in the Company’s sole discretion. The offer letter also provided Mr. Morris with the right to purchase an aggregate of up to $50,000 of Class A Interests of the Company within fifteen days of commencement of employment. Mr. Morris is entitled to participate in employee health and medical benefits as made available to all employees.
If the Company terminates Mr. Morris other than for “cause” (as defined in the offer letter), then Mr. Morris will receive severance in an amount equal to four weeks of Mr. Morris’s base salary.
If Mr. Morris’s employment is terminated for any reason, Mr. Morris will forfeit any Class P Interests that are unvested. For 60 business days following termination, Dynasty will have the right to purchase the Class P Interests that have vested as of Mr. Morris’s termination at a price equal to the fair market value of such Class P Interests as of termination, determined in good faith by Dynasty’s board of managers, less a liquidity discount of 50%. For 60 business days following termination, Dynasty will have the right to purchase Mr. Morris’s Class A Interests at a price equal to the fair market value of such Class A Interests as of termination, determined in good faith by Dynasty’s board of managers.
Potential Payments upon Termination or Change in Control
The following summaries describe the potential payments and benefits that we would provide to our named executive officers in connection with a termination of employment. No payments would be made upon a change in control not involving a termination of employment.
For a further discussion of each of the below benefits, please see “Management — Executive Compensation — Narrative Disclosure to Summary Compensation Table — Employment Agreements”.
Severance Benefit
Under the terms of their respective employment agreements, upon a termination by the Company other than for “Cause” (as defined in the employment agreements), each of Mr. Penney and Mr. Swenson will receive severance in an amount equal to two times their total annual cash compensation, inclusive of base salary and bonus.
Under the terms of his offer letter with the Company, unless Mr. Morris is terminated for cause or voluntarily leaves his employment with Dynasty, upon termination Mr. Morris will receive four weeks paid salary.
Medical Benefit
Under the terms of their respective employment agreements, upon a termination by the Company other than for “Cause” (as defined in the employment agreements), the Company will continue to provide medical benefits to each of Mr. Penney and Mr. Swenson for 18 months.
Director Compensation
Dynasty did not provide any compensation to non-employee directors in 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We or one of our subsidiaries may enter into transactions with certain “related persons.” Related persons include our executive officers, directors, 5% or more beneficial owners of our common stock, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. We generally refer to transactions with these related persons as “related party transactions.”
Of the agreements summarized below, the material agreements will be filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.
Term Loan
On July 17, 2017, three board members of the Company provided a revolving term loan facility, with principal balance of $4,000,000 as of December 31, 2018. The Company withdrew additional principal through a term loan request of $2,400,000 on April 19, 2019, and $1,900,000 on May 17, 2019. As a result, the term loan principal balance was $8,300,000 as of December 31, 2019. The loan’s original maturity date of July 17, 2018 was extended to July 17, 2021, and it carried an interest rate of one-month LIBOR plus 10% with an original maturity date of July 17, 2018 that was extended to July 17, 2021. The term loan was fully repaid and terminated on January 13, 2020. The term loan was utilized to fund the RIA Company’s financing programs. Interest expense recognized in relation to the term loan was $35,000 and $943,000 for the years ended December 31, 2020 and December 31, 2019 respectively, and as this expense supports the primary business activity of the Capital Strategies segment it is reflected in cost of services in the accompanying Consolidated Statements of Comprehensive Income.
Merger Agreement
Dynasty, Dynasty Financial Partners, Dynasty Financial Management, LLC and Dynasty Merger Sub, LLC will enter into a merger agreement immediately prior to the consummation of this offering to effect the reorganization transactions. Under the merger agreement, Dynasty Merger Sub, LLC, an indirect wholly-owned subsidiary of Dynasty Financial Partners that we will form for the purpose of the merger, will merge with and into Dynasty Financial Partners, resulting in Dynasty Financial Management, LLC becoming the sole member of Dynasty Financial Partners immediately after the merger. For a description of the material terms of the reorganization transactions, see “Our Structure and Reorganization — Reorganization Transactions and Post-IPO Structure”.
Tax Receivable Agreement
In connection with the reorganization, we will enter into the Tax Receivable Agreement with Dynasty Financial Partners, Dynasty Financial Management, LLC and TRA Holders. For a description of the material terms of the tax receivable agreement, see “Our Structure and Reorganization — Tax Receivable Agreement”.
Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners
In connection with the reorganization, we will enter into the third amended and restated limited liability company agreement of Dynasty Financial Partners. For a description of the material terms of the third amended and restated limited liability company agreement of Dynasty Financial Partners, see “Our Structure and Reorganization — Offering Transactions — Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners”.
Exchange Agreement
In connection with the reorganization, we will enter into an exchange agreement with the existing holders of units of Dynasty Financial Partners. See “Our Structure and Reorganization — Offering Transactions — Exchange Agreement”.

Registration Rights Agreement
In connection with the reorganization, we will enter into a registration rights agreement. See “Our Structure and Reorganization — Offering Transactions — Registration Rights Agreement”.
Indemnification Agreements
We have entered or intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each individual to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Stockholder Agreement with GF-Dynasty, LLC
In connection with this offering, we and certain principal stockholders with less than 50% of our voting power will also enter into a stockholder agreement with GF-Dynasty, LLC. GF-Dynasty, LLC will have the right to nominate               member(s) of our board of directors and to nominate one director for service on each committee established by our board of directors for so long as GF-Dynasty, LLC holds at least        shares, in the form of our Class A, B and C common stock on a combined basis. Initially, GF-Dynasty, LLC has nominated     to serve on our board of directors. Any replacement directors nominated by GF-Dynasty, LLC must qualify as an independent director under the independence standards of     and satisfy such other criteria set forth in the stockholder agreement.
Transactions with Envestnet
Envestnet is a vendor and acquired a minority interest in us on January 8, 2020 through an investment in Class A and Class C units. Envestnet is also a partner in launching ASx, an entity fully owned by us, by sharing startup costs and certain revenues sourced through ASx.
Transactions with Mariner Wealth Advisors, LLC
We signed a multi-year service level agreement to bring Mariner Wealth Advisors, LLC on as a client following a consulting engagement on January 1, 2020. On March 6, 2020, the CEO and president of Mariner Wealth Advisors, LLC acquired a minority interest in us through an investment in Class C units.
Statement Regarding Transactions with Affiliates
In connection with this offering, we will adopt a written policy regarding the approval of any transaction or series of transactions in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is required to be disclosed under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts about the transaction. The general counsel will then assess and promptly communicate that information to the Nominating and Corporate Governance Committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, this board committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to this board committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our capital stock for:
•
each person known by us to beneficially own more than 5% of any class of our outstanding shares;

•
each of our named executive officers;

•
each of our directors; and

•
all of our named executive officers and directors as a group.

The number of shares of our capital stock outstanding and percentage of beneficial ownership set forth below is presented after giving effect to the reorganization transactions described in “Our Structure and Reorganization”, the entry into the 2021 Investment Agreements, the Note Conversion and this offering.
Each share of our Class B and Class C common stock corresponds to a common equity unit of Dynasty Financial Management, LLC. Following the first anniversary of the consummation of this offering, subject to certain restrictions, (i) each holder of a common equity unit of Dynasty Financial Management, LLC will have the right to receive from Dynasty Financial Management, LLC a common unit of Dynasty Financial Partners, which will be exchangeable for one share of our Class A common stock, and upon any such exchange, a share of Class C or Class B common stock, as applicable, will be cancelled. See “Our Structure and Reorganization — Offering Transactions — Exchange Agreement”. As of the date of this prospectus, the individuals and the entities listed below collectively own           common equity units of Dynasty Financial Management, LLC, which corresponds to the aggregate numbers of shares of Class C and Class B common stock reflected below. The shares of Class A common stock underlying these common units are not reflected in the table below. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of our Class A common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of            , 2021 (including the exchange of the Exchangeable Notes into Class A common stock and certain Class Q profits interests of Dynasty Financial Partners, which will be exchanged for Class A common stock upon consummation of this offering), are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each stockholder listed below is c/o Dynasty Financial Partners Inc., 200 Central Avenue, 15th Floor, St. Petersburg, Florida 33701.

	Class A(1)		Class B(1)		Class C(1)		Aggregate % of Combined Voting Power After Offering
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Directors and Named Executive Officers:
Shirl Penney
Edward Swenson
Justin Weinkle
Jonathan Morris
Harvey Golub(2)
Sam Levinson(3)
Directors and executive officers as a group (6 persons)
Other 5+% Stockholders:
Headwaters Capital LLC(4)
Jim Brown(5)

*
Less than 1%.

(1)
Holders of our Class A and Class C common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class B common stock are entitled to five votes for each share held of record on all matters submitted to a vote of stockholders.

(2)
Represents       shares of Class B common stock and       shares of Class C common stock held by Golub Investments LP, Harvey Golub exercises sole voting and dispositive power with respect to the shares held by Golub Investments LP.

(3)
Represents       shares of Class B common stock and       shares of Class C common stock held by GF-Dynasty, LLC. Sam Levinson, as the manager of GF-Hudson LLC, which wholly owns GF-Dynasty, LLC, exercises sole voting and dispositive power with respect to the shares held by GF-Dynasty, LLC.

(4)
Represents       shares of Class B common stock and       shares of Class C common stock held by Headwaters Capital LLC. Todd Thomson is the sole partner of Headwaters Capital LLC. The address for Headwaters Capital LLC is Headwaters Capital LLC, 33 Nighthawk Fork, P.O. Box 161267, Big Sky, MT 59716.

(5)
The address for Jim Brown is c/o Jim Brown, JR Brown Associates LLC, 1120 Avenue of Americas, Suite 17B, New York, NY 10036.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. This description assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will take effect immediately prior to the consummation of this offering.
Our authorized capital stock consists of           shares of Class A common stock, par value $0.01 per share,           shares of Class B common stock, par value $0.01 per share, shares of Class C common stock, par value $0.01 per share, and shares of preferred stock. Upon the consummation of this offering,           shares of Class A common stock,           shares of Class B common stock and           shares of Class C common stock will be outstanding. All of our issued and outstanding shares of capital stock are, and the shares of capital stock to be issued in this offering will be, validly issued, fully paid and nonassessable.
Common Stock
Class A Common Stock
Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Holders of our Class A common stock are entitled to receive dividends (including dividends consisting of shares of our Class A common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock paid proportionally with respect to each outstanding share of our Class A common stock), if declared by our board of directors, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive, on a pro rata basis, our remaining assets available for distribution.
Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.
Following the first anniversary of the consummation of this offering, subject to the restrictions set forth in the exchange agreement, the holders of common equity units of Dynasty Financial Management, LLC will have the right to receive from Dynasty Financial Management, LLC common units of Dynasty Financial Partners, which they may exchange (together with an equal number of shares of Class B or Class C common stock, as applicable) for shares of Class A common stock on a one-for-one basis. Upon any such exchange, the shares of our Class B common stock or Class C common stock, as the case may be, will be automatically cancelled. See “Our Structure and Reorganization — Offering Transactions — Exchange Agreement”.
Class B Common Stock
Holders of our Class B common stock are entitled to five votes for each share held of record on all matters submitted to a vote of stockholders.
Initially, certain holders of common equity units of Dynasty Financial Management, LLC, which generally consist of our initial investors and founders, will be the holders of all of the issued and outstanding shares of Class B common stock.
Holders of our Class B common stock will not have any right to receive dividends (other than dividends consisting of shares of our Class B common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.
Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights.
Class C Common Stock
Holders of our Class C common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Initially, certain holders of common equity units of Dynasty Financial Management, LLC will be the holders of all of the issued and outstanding shares of Class C common stock.
Holders of our Class C common stock will not have any right to receive dividends (other than dividends consisting of shares of our Class C common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of our Class C common stock paid proportionally with respect to each outstanding share of our Class C common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.
Holders of our Class C common stock do not have preemptive, subscription, redemption or conversion rights.
Preferred Stock
Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the stockholders. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series.
Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under our amended and restated articles of incorporation) or decreased (but not below the number of shares thereof then outstanding) by resolution of our board of directors. We could, without stockholder approval, issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders may believe is in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.
Voting
Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock, Class B common stock and Class C common stock present in person or represented by proxy, voting together as a single class. However, as set forth below under “— Anti-Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws — Amendments to Our Governing Documents”, certain material amendments to our amended and restated certificate of incorporation must be approved by at least 66 2∕3% of the combined voting power of all of our outstanding capital stock entitled to vote in the election of our board, voting together as a single class. In addition, amendments to our amended and restated certificate of incorporation, including in connection with a merger, that would alter or change the powers, preferences or rights of the Class A common stock, Class B common stock or Class C common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable. With certain exceptions, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.
Authorized but Unissued Capital Stock
The DGCL does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of NASDAQ, which would apply so long as the Class A common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
We have elected not to be subject to Section 203 of the DGCL; however, our amended and restated certificate of incorporation and amended and restated bylaws contain certain provisions that may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest by means of a tender offer or proxy contest or removal of our incumbent officers or directors. These provisions may also adversely affect prevailing market prices for our Class A common stock. However, we believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Class Structure
As discussed above, on all matters submitted to a vote of stockholders, holders of our Class B common stock will have five votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of our stock which is publicly traded immediately after this offering, will have only one vote per share with respect to such matters. Immediately following the completion of this offering, because of our dual-class structure, Class B stockholders will be able to control matters submitted to stockholder vote even though they own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential takeover or other change of control transaction that other stockholders may view as beneficial.
Removal of Directors for Cause and Vacancies
Generally, members of our board of directors may be removed only for cause at a meeting of the stockholders called for the purpose of removing the director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director. However, members of our board of directors may be removed for cause by written consent without a meeting of the stockholders. In addition, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office.

Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder approval must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by the amended and restated bylaws.
Amendments to Our Governing Documents
Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders; however, certain material amendments require the approval of at least 66 2∕3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board. Any amendment to our amended and restated bylaws requires the approval of either a majority of our board of directors or holders of at least 66 2∕3% of the votes entitled to be cast by the outstanding capital stock in the election of our board. Such a super majority vote of the board shall be required for the board to amend the bylaws to increase the number of directors. In addition, amendments to our amended and restated certificate of incorporation (whether by merger, consolidation or otherwise) that would alter or change the powers, preferences or rights of the Class A common stock, Class B common stock or Class C common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable. Any amendment to our amended and restated certificate of incorporation (whether by merger, consolidation or otherwise) to increase or decrease the authorized shares of any class of common stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.
Sole and Exclusive Forum
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to these provisions of our amended and restated certificate of incorporation. This choice of forum provision may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find these provisions of our amended and restated certificate of incorporation to be inapplicable or unenforceable.
Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners
We will depend upon distributions from Dynasty Financial Partners to fund any dividends or other distributions. For a description of the material terms of the third amended and restated limited liability company agreement of Dynasty Financial Partners, see “Our Structure and Reorganization — Offering Transactions — Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners”.

Listing
We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol “DSTY“.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is           .

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock.
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the completion of this offering, our affiliates who own shares for at least six months or own shares purchased in the open market are entitled to sell these shares as follows. Within any three-month period, each person may sell a number of shares that does not exceed the greater of 1% of our then-outstanding shares of Class A common stock, which will equal approximately         shares immediately after this offering, or the average weekly trading volume of our Class A common stock on the       during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 by affiliates will also be subject to manner of sale provisions, notice requirements and the availability of current public information about us.
A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who owns shares of Class A common stock within the definition of “restricted securities” under Rule 144 that were acquired from us, or any affiliate, at least six months previously, would, beginning 90 days after the completion of this offering, also be entitled to sell shares under Rule 144. Such sales would be permitted without regard to the volume limitations, manner of sale provisions or notice requirements described above and, after one year, without any limits, including the public information requirement.
Lock-up Agreements
We and our executive officers, directors and stockholders will agree with the underwriters not to dispose of or hedge any shares of our Class A common stock, or securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions, for the 18-month period following the date of this prospectus in the case of our executive officers and directors, or for the 6-month period following date of this prospectus in the case of other employees, without the prior consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See “Underwriting”.
Equity Awards
Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of our Class A common stock issued and issuable pursuant to the 2021 Omnibus Incentive Compensation Plan, as well as all shares of our Class A common stock issuable upon exchange of common units reserved for issuance under the 2021 Omnibus Incentive Compensation Plan. Shares of our Class A common stock registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions under the 2021 Omnibus Incentive Compensation Plan.
Registration Rights Agreement
As discussed above, in connection with this offering, we will enter into a registration rights agreement pursuant to which existing holders of Dynasty Financial Partners will have registration rights with respect to the shares of our Class A common stock issued upon exchange or conversion of their units, subject to the terms described under “Our Structure and Reorganization — Offering Transactions — Registration Rights Agreement”.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF
OUR CLASS A COMMON STOCK
This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of Class A common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:
•
a nonresident alien individual;

•
a foreign corporation; or

•
an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Class A common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or non-U.S. taxing jurisdiction. This section is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the Class A common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Class A common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Class A common stock.
You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or non-U.S. taxing jurisdiction.
Dividends
If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in our Class A common stock (and will reduce your tax basis in such Class A common stock), and, to the extent such portion exceeds your tax basis in our Class A common stock, the excess will be treated as gain from the taxable disposition of the Class A common stock, the tax treatment of which is discussed below under “— Gain on Disposition of Class A Common Stock”.
Except as described below, if you are a non-U.S. holder of Class A common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other withholding agents will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another withholding agent:
•
a valid IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•
in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.
If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other withholding agents generally are not required to withhold tax from the dividends, provided that you have furnished to us or another withholding agent a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:
•
you are a non-United States person; and

•
the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and United States corporations.
If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Gain on Disposition of Class A Common Stock
You generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of Class A common stock unless:
•
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

•
you are an individual, you hold the Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•
we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, you are not eligible for a treaty exemption, and either (i) our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (ii) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our Class A common stock.

If you are a non-U.S. holder and the gain from the taxable disposition of shares of our Class A common stock is effectively connected with your conduct of a trade or business in the United States (and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States), you will be subject to tax on the net gain derived from the sale at rates applicable to United States citizens, resident aliens and United States corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax (unless an applicable income tax treaty provides otherwise) on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.
We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.
FATCA
Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-US persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Payments of dividends that you receive in respect of Class A common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold Class A common stock through a non-U.S. person (e.g., a non-U.S. bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). An intergovernmental agreement between the United States and an applicable country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.
Federal Estate Taxes
If you are an individual, Class A common stock held by you at the time of death will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
We and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of Class A common stock effected at a United States office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of Class A common stock effected at a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a non-U.S. office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT BEING PROVIDED AS, OR INTENDED TO CONSTITUTE, TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF HOLDING OR DISPOSING OF CLASS A COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, AND OF ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING; CONFLICTS OF INTEREST
The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional       shares of Class A common stock from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase        additional shares.
Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its executive officers, directors, and holders of substantially all of the Company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, for the 18-month period following the date of this prospectus in the case of our executive officers and directors, or for the 6-month period following date of this prospectus in the case of other employees, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions. Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol “ DSTY”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.
The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      .
The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:
•
To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

•
In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
VALIDITY OF CLASS A COMMON STOCK
The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Dynasty by Sullivan & Cromwell LLP, New York, New York and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements of Dynasty Financial Partners, LLC and its subsidiaries as of December 31, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The statement of financial position of Dynasty Financial Partners Inc. as of August 31, 2021 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is https://www.sec.gov.
We maintain an internet site at www.dynastyfinancialpartners.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect copies of these materials without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Dynasty Financial Partners, LLC and Subsidiaries
Unaudited Condensed Statements of Financial Position
September 30, 2021 and December 31, 2020
(in thousands, except units)
	As of September 30, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	$22,381	$17,030
Restricted cash	96	360
Accounts receivable, net of allowance for doubtful accounts of $0 and $44	3,235	2,773
Related party receivables	—	262
Prepaid expenses	1,820	1,581
Loans receivable, current	611	529
Other current assets	44	44
Total current assets	28,187	22,579
Loans receivable, noncurrent, net of allowance for loans receivable of $96 and $96	2,350	1,821
Revenue participation interest receivable	14,987	13,409
Property and equipment, net of accumulated depreciation and amortization of $4,115 and $3,523	1,644	1,544
Other noncurrent assets	1,705	—
Total assets	$48,873	$39,353
Liabilities and members’ equity
Current liabilities
Accounts payable	$2,716	$647
Related party accounts payable	3,474	2,221
Accrued expense and compensation	6,967	5,804
Related party accrued expense and compensation	19	—
Deferred revenue	883	671
Related party deferred revenue	537	—
Loans payable	—	1,317
Deferred rent, current	127	116
Total current liabilities	14,723	10,776
Deferred rent, noncurrent	267	345
Total liabilities	14,990	11,121
Commitments and contingencies (Note 12 — Commitments and Contingencies)	—	—
Capital interests units (62,000,000 units authorized, 42,932,951 and 43,052,119 units outstanding)	40,677	44,162
Profits interests units (6,837,177 units authorized, 3,664,290 and 4,190,433 units outstanding)	(5,779)	(4,333)
Accumulated deficit	(1,015)	(11,597)
Total members’ equity	$33,883	$28,232
Total liabilities and members’ equity	$48,873	$39,353
The accompanying notes are an integral part of these unaudited condensed financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Unaudited Condensed Statements of Comprehensive Income
Nine Months Ended September 30, 2021 and 2020
(in thousands)
	September 30, 2021	September 30, 2020
Revenues
Asset-based	$33,071	$22,491
Transactional	2,378	1,520
Financing	3,393	2,211
Manager fees and other	10,327	6,503
Total revenues	49,169	32,725
Operating expenses
Cost of services	21,470	15,792
Compensation and benefits	11,637	10,013
General and administration	4,999	3,581
Depreciation and amortization	591	429
Total operating expenses	38,697	29,815
Income from operations	10,472	2,910
Other (income) expense
Interest income	(60)	(28)
Other income	(50)	(1)
Total other (income)	(110)	(29)
Net income and comprehensive income	$10,582	$2,939
The accompanying notes are an integral part of these unaudited condensed financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Unaudited Condensed Statements of Changes in Members’ Equity
Nine Months Ended September 30, 2021 and 2020
(in thousands)
	For the nine months ended September 30, 2021
	Class A	Class B	Class C	Total Capital Interests	Class P	Class Q	Total Profits Interests	Total Accum. Deficit	Total Members’ Equity
Balance, January 1, 2021	$42,705	$(6,266)	$7,723	$44,162	$(4,006)	$(327)	$(4,333)	$(11,597)	$28,232
Contributions	796	—	—	796	—	—	—	—	796
Repurchases	(495)	(1,500)	—	(1,995)	(372)	(424)	(796)	—	(2,791)
Tax Distribution	(3,110)	—	—	(3,110)	—	—	—	—	(3,110)
Conversion of Class Q to Class A	824	—	—	824	—	(824)	(824)	—	—
Share-Based Compensation	—	—	—	—	—	174	174	—	174
Net Income (Loss)	—	—	—	—	—	—	—	10,582	10,582
Balance	$40,720	$(7,766)	$7,723	$40,677	$(4,378)	$(1,401)	$(5,779)	$(1,015)	$33,883
	For the nine months ended September 30, 2020
	Class A	Class B	Class C	Total Capital Interests	Class P	Class Q	Total Profits Interests	Total Accum. Deficit	Total Members’ Equity
Balance, January 1, 2020	$34,491	$(4,356)	$—	$30,135	$(2,714)	$91	$(2,623)	$(16,435)	$11,077
Contributions	8,523	—	7,723	16,246	—	—	—	—	16,246
Repurchases	(298)	(1,910)	—	(2,208)	(1,012)	(560)	(1,572)	—	(3,780)
Share-Based Compensation	—	—	—	—	—	104	104	—	104
Net Income (Loss)	—	—	—	—	—	—	—	2,939	2,939
Balance	$42,716	$(6,266)	$7,723	$44,173	$(3,726)	$(365)	$(4,091)	$(13,496)	$26,586
The accompanying notes are an integral part of these unaudited condensed financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Unaudited Condensed Statements of Cash Flows
Nine Months Ended September 30, 2021 and 2020
(in thousands)
	September 30, 2021	September 30, 2020
Operating activities:
Net income and comprehensive income	$10,582	$2,939
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	591	429
Allowance for doubtful accounts	(22)	39
Allowance for loans receivable	—	96
Share-based compensation	174	104
Changes in operating assets and liabilities:
Accounts receivable, net	(441)	1,635
Related party receivables	262	(393)
Prepaid expenses	(239)	(387)
Other current assets	—	49
Accounts payable	1,956	(597)
Related party accounts payable	1,252	2,018
Related party interest payable	—	(252)
Accrued expenses and compensation	1,163	(261)
Related party accrued expenses and compensation	19	—
Deferred revenue	213	648
Related party deferred revenue	537	—
Deferred rent	(67)	176
Other noncurrent assets	(955)	—
Cash flows provided by operating activities:	15,025	6,243
Investing activities:
Loans receivables	(611)	(25)
Revenue participation interest receivable	(1,577)	(1,808)
Purchase of preferred stock	(750)	—
Purchases of property and equipment, net	(691)	(648)
Net cash used in investing activities	(3,629)	(2,481)
Financing activities:
Contributions	796	16,246
Repurchases	(2,678)	(3,781)
Tax distributions	(3,110)	—
PPP loan proceeds (repayment)	(1,317)	1,317
Repayment of loans payable	-	(8,300)
Net cash provided by (used in) financing activities	(6,309)	5,482
Net increase in cash, cash equivalents, and restricted cash	5,087	9,244
Cash, cash equivalents, and restricted cash – beginning of period	17,390	6,006
Cash, cash equivalents, and restricted cash – ending of period	$22,477	$15,250
Supplemental cash flow information
Cash paid for interest	63	287
Non-cash operating and investing activities:
Conversion of accounts receivable to loans receivable	—	208
Non-cash financing activities:
Conversion of Class Q units to Class A units	824	—
Non-cash operating and financing activities:
Distribution to be made to members	113	—
The accompanying notes are an integral part of these unaudited condensed financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements
September 30, 2021 and 2020
(in thousands, except units)
1. Description of Business
The accompanying unaudited condensed financial statements have been prepared in connection with the proposed initial public offering (the “Offering”) of Class A common stock of Dynasty Financial Partners, Inc., which will become the sole managing member of Dynasty Financial Partners, LLC (“Dynasty” or “the Company”). The operations of Dynasty represent the predecessor to Dynasty Financial Partners, Inc. prior to the Offering, and the consolidated entities of Dynasty are described in more detail below.
Dynasty Financial Partners, LLC (together with its subsidiaries, herein referred to as “Dynasty” or “the Company”) is a limited liability company formed and registered in the state of Delaware on April 5, 2010. The Company is headquartered in St. Petersburg, Florida, and operates in the United States of America. Dynasty is organized around three primary, complementary business segments. Financial information about each business segment is contained in Note 16 — Segment Information. Our business segments are as follows:
•
Core Services — provider of integrated technology solutions and value-add business services that empower the Dynasty Network of independent financial advisors and wealth management enterprises.

•
Investment Platform — turn-key asset management platform (TAMP) that provides scaled access to a broad range of investment strategies, solutions, and research from across the asset management industry.

•
Capital Strategies — suite of financing solutions available to advisors in the Dynasty Network to support business start-up, inorganic growth, and succession planning.

The unaudited condensed financial statements of the Company include Dynasty Financial Partners, LLC (the “Parent”) and its wholly owned subsidiaries Dynasty Advisory Financing Services LLC, Dynasty Capital Strategies LLC, Dynasty Insurance Services LLC, Dynasty Securities LLC, Dynasty Wealth Management LLC, and Dynasty Advisor Services Exchange, LLC (ASx) (the “Subsidiaries”).
2. Summary of Significant Accounting Policies
Unaudited Interim Financial Reporting — the accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and with the instructions to Form S-1 and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and related notes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments, consisting of recurring accruals, considered necessary for fair statement have been included. The accompanying balance sheet for the year ended December 31, 2020 was derived from audited financial statements, but does not include all disclosures required by GAAP. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2020.
Cash and Cash Equivalents and Restricted Cash — Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC). At times, the amounts on deposit may exceed the insured limits. Restricted cash consists of cash provided by Envestnet, Inc. (Envestnet) (a related party) for the reimbursement of expenses related to the ASx business.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Statements of Financial Position that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:
	September 30,
(in thousands)	2021	2020
Cash and cash equivalents	$22,381	$15,000
Restricted cash	96	250
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	$22,477	$15,250
Accounts Payable — Accounts payable are carried at original invoice amount for the Company’s obligations for goods or services received. Accounts payable balance includes $113 and $0 of distributions to be made to members related to the conversion of Class Q units as of September 30, 2021 and December 31, 2020, respectively.
Share-Based Compensation Expense — All of the Company’s share-based compensation grants are Class P or Class Q Units (collectively, “PIUs”), which qualify as profits interests for United States federal income tax purposes and are considered a legal form of equity. The PIUs have a specified liquidation threshold amount equal to their fair value on the date of grant. Holders of vested PIUs participate in distributions from the results of operations and distribution of residual assets upon liquidation of the Company, based on their respective ownership percentage and specified threshold amounts. Their participation is subordinate to all other classes of membership units due to their higher distribution threshold. See Note 13 for further discussion regarding the Company’s distribution order. Accordingly, the value of the PIUs is directly associated with the appreciation of the Company’s equity value. Holders are not permitted to transfer PIUs. Upon the occurrence of voluntary termination, holders of PIUs may retain their vested PIUs, subject to the Company’s repurchase right further discussed below. PIUs do not contain any other embedded redemption or repurchase features. The Company’s intention of issuing the PIUs is to provide employees an opportunity to hold an equity interest that is consistent with other equity holders of the Company. As such, the Company has determined that PIUs represent a substantive class of equity and shall be accounted for in accordance with ASC 718 — Compensation-Stock Compensation (ASC 718).
The PIUs have service-based vesting conditions only, and legally vest on each anniversary of their respective grant date over a period of three years. The Company uses a straight-line attribution method to recognize compensation cost for vested PIUs. Forfeitures are accounted for as they occur.
The Company has a right, but not obligation to repurchase vested PIUs from an employee upon the termination of his or her employment at a repurchase price equal to the then fair value. If an employee is terminated within the first four years of the grant date, the repurchase price is subject to a liquidity discount of 50%, which acts akin to a forfeiture provision and an in-substance required service period of 4 years for 50% of an award. Accordingly, compensation cost is recognized over three years for 50% of an award and four years for the other 50%. The Company does not currently believe it is probable that an employee will terminate while holding immature shares (shares in which the employee has not yet vested or has vested but which have been held for less than six months), and therefore, does not believe it is probable that the Company will exercise the repurchase right before the employee has borne the risks and rewards of equity ownership for at least six months. As such, the Company has determined the PIUs are equity-classified awards and the related compensation expenses shall be based on their fair value measured on the grant date. In the event it becomes probable that an employee will

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
terminate and the Company will exercise the repurchase right within six months of the vesting of such employee’s PIUs, the Company will follow the modification accounting to reclassify the award from equity to a liability.
Consistent with the Company’s approach to estimate the fair value of PIUs at each grant date, as described further below, the Company estimates the fair value of PIUs to determine the repurchase price immediately prior to repurchasing any PIUs, upon an exercise of the Company’s repurchase right following an employee’s termination.
During the nine months ended September 30, 2020, the Company repurchased 999,324 PIUs granted to employees in exchange for $1,572, which included 521,830 Class P units in exchange for $1,012 and 477,494 Class Q units in exchange for $560. The majority of repurchases occurred following an employee leaving the Company and the Company exercising its right of repurchase pursuant to the terms and conditions of the member’s subscription agreement and the Company’s operating agreement. The balance of repurchases were negotiated by the Company and the employee based on the then-current fair market values of the PIUs.
During the nine months ended September 30, 2021, the Company repurchased 585,712 PIUs granted to employees which included 163,645 Class P units and 422,067 Class Q units. The majority of repurchases occurred following an employee leaving the Company and the Company exercising its right of repurchase pursuant to the terms and conditions of the member’s subscription agreement and the Company’s operating agreement. The balance of repurchases were negotiated by the Company and the employee based on the then-current fair market values of the PIUs. During the nine months ended September 30, 2021 and according to the terms of Class Q unit grants, 247,580 Class Q units expired on the sixth anniversary following the grant date and were converted at the election of the grant holder into 159,674 Class A units with value equal to the fair value of the Class Q units at the time of the expiration. The Company does not have a past practice of repurchasing all vested PIUs within six months of vesting following a termination event.
	September 30,
(in thousands)	2021	2020
Share-based compensation expense	$174	$104
Tax effect on share-based compensation expense	—	—
Net effect on income	$174	$104
Share-based compensation expense is included in Compensation and Benefits within Operating Expenses. The tax effect on share-based compensation is not material for the Company for the nine months ended September 30, 2021 and 2020, based on the Company’s pass-through status.
As a private company during the periods under review, there was no market for our units and therefore no readily available price to reference when determining the fair value of our units in connection with the granting of PIUs.
At the grant date, the fair values of PIUs were estimated by the Company’s management based on the Company’s equity value. The Company’s management considered, among other things, contemporaneous valuations of the Company’s equity value prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. For the nine months ended September 30, 2021 and 2020, the fair values of the PIUs

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
were estimated using option pricing models to allocate the equity value of the Company to the PIUs based on their distribution rights.
To derive the fair value of the PIUs, a two-step valuation approach was used. First the equity value of the Company was estimated. The Company considered asset, market, and income-based approaches. The Company determined that a market-based approach presented the best indication of value. Further, a market-based approach using a combination of the Past Transaction and Guideline Public Company Methods were used for valuations dating back to 2018. As such, the Company used the two aforementioned methods under the market-based approach which involve utilizing the Company’s own relevant unit transactions and identifying and evaluating comparable public companies that operate in the same industry or which have similar operating characteristics as the Company. Both methods used publicly available information to extrapolate market-based valuation multiples that are applied to Company-specific information including the Company’s historical or prospective financial information in order to derive an indication of value.
For the nine months ended September 30, 2021 and 2020, the fair value of the PIUs was estimated using an Option Pricing Method (OPM). The OPM treats the share classes of an enterprise as a series of call options with a claim on the equity value of the Company. Exercise prices are determined based on the equity value breakpoint in which the various share classes either receive a liquidation preference or convert, in the case of preferred units, or exercise, in the case of options and warrants. An OPM, such as Black-Scholes, is then utilized to value the call options for the purpose of allocated value to the various share classes of an enterprise.
The Company considered several option variables to determine the best estimate of the fair value of the PIUs, including:
•
Underlying value

•
Exercise price

•
Time to liquidity

•
Volatility

•
Risk-free rate

A volatility approximating the median was selected for respective valuation dates based on historical volatility of the guideline companies approximating the holding period. Management used an asset volatility of 30% and 25% for the nine months ended September 30, 2021 and 2020, respectively.
The Company used a risk-free rate based on the yield on treasury bonds with a maturity matching the respective time to liquidity in the respective reporting dates. The rates used were 0.32% and 1.41% for the nine months ended September 30, 2021 and 2020, respectively.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
Profits Interest Units — The Company granted 409,700 and 409,200 PIUs in the nine months ended September 30, 2021 and 2020, respectively. The following table summarizes PIU activity under the Company’s compensation plans:
For the nine months ended September 30, 2021
	Profits Interests Units (units)	Weighted-Average Grant Date Fair Value (dollars per unit)	Total Fair Value of Vested Profits Interests (thousands)
Unvested as of January 1, 2021	851,849	$0.63	$—
Granted	409,700	1.05	—
Vested	(307,148)	0.35	174
Forfeited	(99,266)	0.66	—
Unvested as of September 30, 2021	855,135	$0.93	$—
For the nine months ended September 30, 2020
	Profits Interests Units (units)	Weighted-Average Grant Date Fair Value (dollars per unit)	Total Fair Value of Vested Profits Interests (thousands)
Unvested as of January 1, 2020	714,667	$0.24	$—
Granted	409,200	0.70	—
Vested	(311,734)	0.21	104
Forfeited	(41,084)	0.29	—
Unvested as of September 30, 2020	771,049	$0.49	$—
As of September 30, 2021, there is $567 of share-based compensation expense related to outstanding unvested PIUs, which the Company expects to recognize over a weighted-average period of 1.3 years.
Equity Securities — The Company accounts for its investments in equity securities in accordance with ASC 321-10 Investments — Equity Securities. Equity securities may be classified into two categories and accounted for as follows:
•
Equity securities with a readily determinable fair value are reported at fair value, with unrealized gains and losses included in earnings. Any dividends received are recorded in interest income.

•
Equity securities without a readily determinable fair value are reported at their cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer and their impact on fair value.Any dividends received are recorded in interest income.

For equity investments without readily determinable fair values, when an orderly transaction for the identical or similar investment of the same issuer is identified, we use the valuation techniques permitted under ASC 820 Fair Value Measurement to evaluate the observed transaction(s) and adjust the fair

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
value of the equity investment. ASC 321-10 also provides guidance related to accounting for impairment of equity securities without readily determinable fair values. The qualitative assessment to determine whether impairment exists requires the use of our judgment in certain circumstances. If, after completing the qualitative assessment, we conclude an equity investment without a readily determinable fair value is impaired, a loss for the difference between the equity investment’s carrying value and its fair value may be recognized as a reduction to noninterest income in the Unaudited Condensed Statements of Comprehensive Income.
Derivative Instruments — The Company accounts for derivatives in accordance with ASC 815, Derivatives and Hedging. Derivatives are recognized as either assets or liabilities at fair value in the Unaudited Condensed Statements of Financial Position with changes in fair value recorded to earnings or accumulated other comprehensive income, as appropriate. At the inception of a derivative contract, the Company designates the derivative as a hedging or non-hedging instrument. For derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Unaudited Condensed Statements of Comprehensive Income during the current period.
Concentrations of Credit Risk and Significant Customers — Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposits with financial institutions. As of September 30, 2021 and December 31, 2020, respectively, the Company had balances exceeding FDIC insurance limits of $250.
The Company is also potentially subject to concentrations of credit risk in its accounts receivable. Credit risk with respect to receivables is limited due to the number of companies comprising the Company’s customer base. Although the Company is directly affected by the financial condition of its customers, management does not believe significant credit risks existed as of September 30, 2021 or December 31, 2020. Generally, the Company does not require collateral or other securities to support its accounts receivable.
The top 10% of the Company’s total clients represented $11,281 or 23% for the nine months ended September 30, 2021 revenue and $8,668 or 26% for the nine months ended September 30, 2020 revenue. No individual clients exceeded 10% of total revenue for the nine months ended September 30, 2021 and 2020, respectively.
Revenue Recognition
The Company derives revenues from asset-based, transactional, and financing services.
Asset-Based Revenues — Asset-based revenues primarily consist of recurring fees for providing customers continuous access to managed services and SaaS through the Company’s customized products and services. These products and services are made available to customers throughout the contractual term within the Company’s Core Services and Investment Platform segments. The asset-based fees the Company earns are generally based upon variable percentages of assets managed or administered by the Company. The fee percentage varies based on the level and type of services the Company provides to its customers, as well as the values of existing customer accounts.
Transactional Revenues — Transactional revenues primarily consist of fees associated with transition services and sponsorships, which generally have fixed prices and specify the deliverables in the contract. These services are included in the Core Services segment and generally consist of one-time

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
project management and consulting service engagements and sponsorship of the Company’s client events, and revenue is recognized over time based on the proportion of services performed.
Financing Revenues — Financing revenues consist of fees generated in exchange for providing financing to customers in the form of loans and RPIs and comprise the Company’s Capital Strategies segment. These financial assets provide customers with capital to support ongoing growth and other strategic initiatives in exchange for loan and RPI payments. We accrue and recognize financing revenues based on quarterly monthly customer payments made in arrears and in accordance with contractual provisions of the underlying loan or RPI arrangements. Financing revenues are not accounted for under ASC 606 as financial instruments are not in scope of ASC 606. Financing revenue is accounted for in accordance with ASC 825 — Financial Instruments.
Manager Fees and Other Revenues — Manager fees and other revenues primarily includes revenue associated with third-party asset manager fees that are generated through the Company’s TAMP billing operation. Manager fee generation does not represent a standalone business activity and fees are generally passed through directly to third-party asset managers with no material impact to net income. Other revenues include the Company’s ASx business which is not considered material for reporting purposes.
Revenue Recognition from Contracts with Customers — The Company applies ASU 2014-09, Revenue from Contracts with Customers (ASC 606).
The Company recognizes revenues from the following performance obligations: transition services, managed services, software as a service (SaaS), and sponsorships. Managed services and SaaS are provided through asset-based engagements. Transition services and sponsorships are provided through transactional engagements. Revenues are recognized when control of these services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring services to a customer. Sales and usage-based taxes are excluded from revenues.
Customers
The Company’s customer base consists predominantly of independent wealth management firms operating as RIAs. The Company maintains separate arrangements with each customer, typically either in the form of a master services agreement or statements of work which specifies the terms and conditions of the relationship, such as the description and price of services purchased. Contract length is generally between 3 to 60 months, depending on the service arrangement. The Company’s contracts may contain renewals and options for additional services.
Significant Judgments
Significant judgment was applied to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company’s progress under the contract, and whether constraints on variable consideration should be applied to future events. The Company’s contracts with its customers may include promises to transfer multiple services to a customer. Determining whether services included within these contracts are considered distinct performance obligations that should be accounted for separately or combined requires significant judgment. For contracts with multiple performance obligations, the Company allocates the total transaction price to each performance obligation based on a relative standalone selling price unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or a distinct

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
good or service that forms part of a single performance obligation. All performance obligations are determined to be satisfied over time with the exception of sponsorship which is recognized when the event occurs.
Contract Modifications — The Company and the customer can enter into additional arrangements by adding or amending the terms of the initial agreement. If the Company enters into a change order or amendment to an existing contract, the Company evaluates the change to determine if it represents a contract modification. The appropriate treatment of modifications depends on the impact of the modification to the transaction price and scope of the contract. Amendments generally add additional distinct services to the contract that are expected to be priced at standalone selling prices (SSP) for the services and as such are generally accounted for as a prospective separate contract.
Variable Consideration — As it relates to managed services and SaaS arrangements, the Company’s contracts may include tier-based pricing based on the percentage of assets under administration, or in certain instances billed as a percentage of revenue billed by the customer. As the variable amount relates solely to the Company’s efforts to satisfy the services provided in that distinct month and results in an allocation that is consistent with the overall allocation objective of ASC 606, in lieu of estimating the variable consideration at the beginning of the contract, the Company directly ascribes the variable fees to the distinct month of service to which it relates. The Company’s contracts do not include discounts, rebates, customer incentives or other performance bonuses, and the Company has no significant history of issuing price concessions.
Significant Financing Components — The Company applies the practical expedient in relation to significant financing components in accordance with ASC 606-10-32-18, which states that an entity need not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. Payment terms are typically due upon receipt of invoice or within 30 days. The Company analyzes any non-standard payment terms that might contain a significant financing component on a contract-by-contract basis. There were no non-standard payment terms that contain a financing component in any of the contracts outstanding for the nine months ended September 30, 2021 and 2020.
Standalone Selling Price (SSP) — The Company applies judgment in determining the SSP of its performance obligations. If the observable price is available, it utilizes that price for the SSP. If the observable price is not available, the SSP must be estimated. The Company estimates SSP by considering multiple factors, including, but not limited to, pricing practices, internal costs, and profit objectives as well as overall market conditions. The Company periodically reassesses its SSP for its performance obligations.
Revenue from contracts with customers
The Company generates revenues from the following performance obligations:
Transition Services — The Company’s project management and consulting support of a customer’s business launch or other one-time consulting engagement, includes a dedicated project management team. Transition services are provided to all customers at the onset of a Core Services engagement and provide consulting services that derive benefit outside of other services outlined in the contract. These services include, but are not limited to, pro-forma financial projections, support of marketing development, and access to a proprietary transition Gantt chart. The customer simultaneously receives and consumes the benefits related to the Company’s performance as it performs. The Company recognizes revenue

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
related to this performance obligation using an input method whereby fixed fees are recognized ratably over the contract term based on time elapsed.
Managed Services and SaaS — These services represent a stand ready obligation to provide ongoing support and management services to customers. Managed services and SaaS provided under Core Services and Investment Platform engagements are supported by the Company’s internal personnel, proprietary systems and workflows, operational service and support model, the “Dynasty Desktop” SaaS, as well as various SaaS products developed and ultimately hosted by a third party that are generally made available to the customer through the Dynasty Desktop and are provided under Core Services and Investment Platform engagements. A dedicated relationship manager provides ongoing strategic and operational support, including business planning and organizational structure, and serves as a first point of contact for all support issues related to the overall Dynasty engagement. The customer simultaneously receives and consumes the benefits related to the Company’s performance as it performs. The Company recognizes revenue related to this performance obligation using an input method whereby fixed fees are recognized ratably over the contract term based on time elapsed.
Sponsorship — These services consist of the Company providing sponsorship at hosted summits, investment forums, and various other networking events. The agreements may include multiple events or engagements comprised of individual promises to be satisfied during each event. The agreements are generally split into tiers that included a base level of sponsorship that become more robust as additional promises are added to each tier. The customer simultaneously receives and consumes the benefits related to the Company’s performance, and the Company recognizes revenue related to this performance obligation at the point in time at which the services are delivered.
The incremental costs to obtain a contract are those that the Company incurs to obtain a contract with a customer that it would not have otherwise incurred if the contract were not obtained (e.g., a sales commission). The Company does not incur significant costs to obtain a contract.
Disaggregation of Revenue
The Company presents disaggregated revenue related to its performance obligations and, separately, its segments in the following tables:
For the nine months ended September 30, 2021
(in thousands)	Managed services and SaaS	Transition services	Sponsorship	Total
Revenue
From contracts with customers
Asset-based	33,071	—	—	33,071
Transactional	—	1,890	488	2,378
Manager fees and other	10,327	—	—	10,327
Services outside the scope of ASC 606
Financing	—	—	—	3,393
Total Revenue	43,398	1,890	488	49,169

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
For the nine months ended September 30, 2020
(in thousands)	Managed services and SaaS	Transition services	Sponsorship	Total
Revenue
From contracts with customers
Asset-based	22,491	—	—	22,491
Transactional	—	1,425	95	1,520
Manager fees and other	6,503	—	—	6,503
Services outside the scope of ASC 606
Financing	—	—	—	2,211
Total Revenue	28,993	1,425	95	32,725
For the nine months ended September 30, 2021
(in thousands)	Core Services	Investment Platform	Capital Strategies	Total
Revenue
From contracts with customers
Asset-based	23,424	9,647	—	33,071
Transactional	2,378	—	—	2,378
Manager fees and other	—	—	—	10,327
Services outside the scope of ASC 606
Financing	—	—	3,393	3,393
Total Revenue	25,802	9,647	3,393	49,169
For the nine months ended September 30, 2020
(in thousands)	Core Services	Investment Platform	Capital Strategies	Total
Revenue
From contracts with customers
Asset-based	16,117	6,374	—	22,491
Transactional	1,520	—	—	1,520
Manager fees and other	—	—	—	6,503
Services outside the scope of ASC 606
Financing	—	—	2,211	2,211
Total Revenue	17,367	6,374	2,211	32,725
Sponsorship revenue is recognized at a point-in-time and all other revenue from contracts with customers is recognized over-time.
All of the Company’s revenues were generated in the United States.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
Contract balances — Total deferred revenue as of September 30, 2021 increased by $749, primarily due to prepayment of the fourth quarter core advisory fee by one client and timing differences related to the satisfaction of outstanding performance obligations for the Company’s in-person client events. These events were postponed in 2020 and rescheduled to occur in 2021 and the Company expects the deferred revenue balance will be recognized in the fourth quarter of 2021.
Cost of services — The Company incurs cost of services paid to third-party service providers primarily for professional services, software licenses and SaaS, as well as investment and asset manager fees that are generated through the Company’s TAMP billing operation. In addition, the Company recognizes interest expense on debt that supports Capital Strategies business activities as cost of services.
Income Taxes — The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members who are responsible for any taxes thereon based on their proportionate share.
The Company recognizes and measures Its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information, including the technical merits of those positions, available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. For the nine months ended September 30, 2021 and 2020, respectively, the Company had no significant uncertain tax positions.
Recent Accounting Pronouncements — As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the “JOBS Act”, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.
Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard was issued to increase transparency and comparability for the accounting of lease transactions. This ASU requires that a lessee recognize in the statement of financial position a right-of-use (ROU) asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of comprehensive income. The guidance also requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. The standard is effective for the Company’s fiscal year beginning on January 1, 2022. The standard will have a material impact on the Company’s unaudited condensed Statements of Financial Position and related disclosures but will not have a material impact on our unaudited condensed Statements of Comprehensive Income. The most significant impact will be the recognition of ROU assets and lease liabilities for the Company’s operating leases.
Financial Instruments — Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments. This update replaces the

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model. Under CECL, entities are required to measure all expected credit losses over the remaining life of the financial assets held at the reporting date based on historical experience, current conditions, and reasonable forecasts of collectability. Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the statement of financial position. The standard is effective for the Company’s fiscal year beginning on January 1, 2023. The Company is currently evaluating the effect that the standard will have on the unaudited condensed financial statements.
Income Taxes
In December 2020, the FASB issued ASU 2020-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2020-12 removes certain exceptions to the general principles in ASC 740 and clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The Company is currently evaluating the new guidance to determine the overall impact of the guidance and does not anticipate this standard to have a material impact on its unaudited condensed financial statements.
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2020 issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. These ASUs provide temporary optional expedients and exceptions to existing guidance on contract modifications and hedge accounting to facilitate the market transition from existing reference rates, such as the London Inter-bank Offered Rate (LIBOR) which is being phased out beginning at the end of 2020, to alternate reference rates, such as the Secured Overnight Financing Rate (SOFR). These standards were effective upon issuance and allowed application to contract changes as early as January 1, 2019. These provisions may impact the Company as contract modifications and other changes occur during the LIBOR transition period. The Company continues to evaluate the optional relief guidance provided within these ASUs, has reviewed its bank facilities, and continues to evaluate commercial contracts that may utilize LIBOR as the reference rate. The Company will continue its assessment and monitor regulatory developments during the LIBOR transition period.
Risks and Uncertainties — In March 2020, the United States declared the global pandemic novel coronavirus COVID-19 outbreak a national emergency. As the pandemic continues to rapidly evolve, it may affect the Company’s future revenues, expenses, reserves and allowances, and employee-related costs. The pandemic may also have a significant economic impact on customers, suppliers, and markets. Given the uncertainty around the duration and extent of the COVID-19 pandemic, management cannot predict the impact on the Company’s results of operations, financial condition or liquidity. As of September 30, 2021, these unaudited condensed financial statements do not reflect any adjustments as a result of the pandemic.
The majority of the Company’s revenues are derived directly or indirectly as a percentage of the underlying advisory assets of the Company’s RIA clients. In general, those assets are invested in a diversified portfolio of public and private securities directly or indirectly correlated with broad-based securities markets. A systemic reduction in the value of publicly traded securities and market valuations, as was seen during the 2008 financial crisis, would negatively impact the Company’s existing revenue base and could result in delays in business development as the number of prospective advisors looking to launch a new RIA is reduced.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
The Company operates in the wealth management industry, which is the subject of consistent legislative activity and regulatory considerations. Two of Dynasty’s wholly owned subsidiaries are registered with the Securities and Exchange Commission (SEC): Dynasty Wealth Management is a RIA and Dynasty Securities is a Financial Industry Regulatory Authority (FINRA) member and limited purpose Broker-Dealer.
The Company continues to monitor and evaluate the potential economic impact that the above risks and uncertainties could have on the Company’s activities.
Equity Investments
Preferred Shares and Warrants
On July 13, 2021, the Company acquired a 7% stake in Smart-RIA Ventures, Inc. (Smart-RIA) through its purchase of 259,516 Seed plus C Preferred Shares (Preferred Shares) for a total consideration of $750. The investment in Smart-RIA’s Preferred Shares does not meet the requirement to be consolidated under ASC 810 or the equity method reporting under ASC 323. The Company has elected to account for the investment using the measurement alternative under ASC 321, which requires the investment be measured at cost (consideration transferred less costs), less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
On March 22, 2021, the Company entered into a Warrant Agreement with Eaglebrook Advisors, Inc. (Eaglebrook). The Warrant Agreement provides the Company with a right to purchase up to 26,750 Common Shares of Eaglebrook, which represent a fair value at issuance of $40. The Eaglebrook Warrant Agreement does not allow for net settlement and does not meet the requirement to be consolidated under ASC 810 or to be accounted for subject to equity method reporting under ASC 323. The Company has elected to account for the vested Eaglebrook Warrants using the measurement alternative under ASC 321, which requires the investment be measured at cost (consideration transferred less costs), less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The warrants are recorded in other noncurrent assets in the accompanying Unaudited Condensed Statements of Financial Position.
There were no adjustments to carrying value of the investments for the period ending September 30, 2021. The following table details the amortized cost and the estimated fair value of the Company’s investment, which are included in other noncurrent assets in the accompanying Unaudited Condensed Statements of Financial Position.
	As of September 30, 2021			As of December 31, 2020
(in thousands)	Carrying Amount at Inception	Change in Value	Carrying Amount at End of Period	Carrying Amount at Inception	Change in Value	Carrying Amount at End of Period
Equity investments
Preferred shares	$750	$—	$750	$—	$—	$—
Warrants	40	—	40

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
	As of September 30, 2021			As of December 31, 2020
(in thousands)	Carrying Amount at Inception	Change in Value	Carrying Amount at End of Period	Carrying Amount at Inception	Change in Value	Carrying Amount at End of Period
Total equity investments	$790	$—	$790	$—	$—	$—
Derivative Instruments
Warrants
On July 13, 2021, the Company entered into a Warrant Agreement with Smart-RIA. The Warrant Agreement provides the Company with a right to purchase 19,008 Common Shares of Smart-RIA which represent a fair value at issuance of $10. The warrants allow for net settlement and as such are classified as a derivative asset under ASC 815, Derivatives and Hedging, and are recorded in other noncurrent assets in the accompanying Unaudited Condensed Statements of Financial Position.
Derivatives Not Held for Hedging or Trading — The Company holds investments in the form of warrants from Smart-RIA. The warrants met the definition of a derivative under ASC 815 and as such must be initially and subsequently measured at fair value. The Company does not hold these instruments as hedges or for trading purposes.
3. Fair Value of Financial Instruments
ASC Topic 820, Fair Value Measurements establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
Level 1 — Unadjusted price quotations in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.
The carrying amounts of substantially all of the Company’s financial assets and liabilities are considered to approximate their fair values because they are either short-term in nature or are subject to interest rates that include a floating rate component to approximate current market rates.
Loan Receivable and Payable — The carrying amount of loans receivable and payable approximates fair value as interest rates on these financial assets include a floating rate component to approximate current market rates.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
3. Fair Value of Financial Instruments (Continued)
Revenue Participation Interest Receivable — The carrying amount of RPIs receivable approximates fair value as interest rates on these financial assets include a floating rate component to approximate current market rates.
Nonrecurring Measurements — In accordance with the provisions of ASC 820, the Company measures certain investments in equity securities under the measurement alternative in ASC 321. The measurement alternative allows an entity to measure and disclose at the initial carrying amount and make any adjustments only when there are observable price changes to the investment. Any changes to the investments are recognized or disclosed on a nonrecurring basis. As of September 30, 2021, the Company elected to use the measurement alternative on its investment in Preferred Shares and warrants in Smart-RIA, and warrants in Eaglebrook. See additional information in the Company’s Investment Footnote.
Fair Value of Assets (Liabilities) not measured at fair value
(in thousands)	As of September 30, 2021			As of December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Loans receivable	$—	$—	$2,961	$—	$—	$2,350
RPIs receivable	—	—	14,987	—	—	13,409
Total assets	—	—	17,948	—	—	15,759
Liabilities
Loans payable	—	—	—	—	—	(1,317)
Total liabilities	$—	$—	$—	$—	$—	$(1,317)
Warrants — The Company accounts for certain Warrants in accordance with the guidance contained in ASC 815 under which the Warrants do not meet the criteria for equity treatment and are recorded in other noncurrent assets at their fair value. This asset is subject to re-measurement at each statement of financial position’s date until exercised, and any change in fair value is recognized in other income in the Unaudited Condensed Statements of Comprehensive Income.
Fair Value of Derivative Instruments
(in thousands)	As of September 30, 2021			As of December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Derivatives not designated as hedging instruments under Subtopic 815-20(a)
Warrants	$—	$—	$10	$—	$—	$—
Other noncurrent assets	$—	$—	$10	$—	$—	$—
4. Accounts receivable, net
Accounts receivable, including related party receivables, net of allowance for doubtful accounts, consisted of the following as of September 30, 2021 and December 31, 2020:
(in thousands)	2021	2020
Trade receivables	$427	$868

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
4. Accounts receivable, net (Continued)
(in thousands)	2021	2020
Accrued revenues (unbilled)	2,808	2,211
Accounts receivable, gross	3,235	3,079
Less: allowance for doubtful accounts	—	(44)
Accounts receivable, net	$3,235	$3,035

5. Prepaid expenses
Prepaid expenses consisted of the following as of September 30, 2021 and December 31, 2020:
(in thousands)	2021	2020
Prepaid marketing	$731	$784
Prepaid professional fees, licenses and subscriptions	982	644
Prepaid insurance	20	99
Prepaid rent	65	48
Prepaid other	22	6
Prepaid expenses	$1,820	$1,581
6. Other current assets
Other current assets consist of the following as of September 30, 2021 and December 31, 2020:
(in thousands)	2021	2020
Security deposits	$44	$44
Other current assets	$44	$44
7. Property and equipment, net
Property and equipment, net consist of the following as of September 30, 2021 and December 31, 2020:
(in thousands)	Estimated Useful Life	2021	2020
Furniture and equipment	5 periods	$508	$442
Computer hardware	3 periods	285	204
Computer software – internal use	3 periods	4,638	4,124
Leasehold improvements	Shorter of the lease term or 15 periods	221	216
Other fixed assets	3 – 5 periods	107	81
		5,759	5,067
Less: accumulated depreciation and amortization		(4,115)	(3,523)
Property and equipment, net		$1,644	$1,544
Depreciation and amortization expense for the nine months ended September 30, 2021 and 2020 was $591 and $429, respectively.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
7. Property and equipment, net (Continued)
Future amortization expenses associated with capitalized computer software at September 30, 2021 are as follows:
For the remainder of 2021:	$156
2022	551
2023	337
2024	21
2025	—
2026	—
Thereafter	—
$1,065
8. Loan receivables
Loans receivable consist of the following as of September 30, 2021 and December 31, 2020:
(in thousands)	2021	2020
Loans receivable, current	$611	$529
Loan receivables, current	611	529
Loans receivable, noncurrent	2,446	1,917
Less: allowance for loans receivable	(96)	(96)
Loan receivables, noncurrent	2,350	1,821
Loan receivables	$2,961	$2,350
Effective interest rates for loan receivables range from 6% to 10%. The number of customers who individually represent 10% or more of the total loan receivable balance as of September 30, 2021 and December 31, 2020 are three and two, respectively.
9. Revenue participation interest receivables
RPI receivable consists of the following as of September 30, 2021 and December 31, 2020:
(in thousands)	2021	2020
Revenue participation interest receivable	$14,987	$13,409
Revenue participation interest receivables	$14,987	$13,409
Effective interest rates for RPI receivables range from 14% to 22%. The number of customers who individually represent 10% or more of the total RPI receivable balance as of September 30, 2021 and December 31, 2020 are five and three, respectively. As of September 30, 2021 and December 31, 2020, the same customers cumulatively represent $10,846 and $8,696 of the total RPI receivable balances, respectively.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
9. Revenue participation interest receivables (Continued)
The following table provides a rollforward of RPI activity for the nine months ended September 30, 2021:
For the nine months ended September 30, 2021
	Number of RPIs	Average Weighted Revenue Share %	Investment Balance
Opening Balance	9	7.3%	$13,409
Investment	—	6.0%	930
Repurchase	—		—
Write-Offs			—
Increase/(Decrease) in Accrued Interest			648
Increase/(Decrease) in Allowance for Bad Debts			—
Ending Balance	9	7.2%	$14,987
10. Accrued expenses and compensation
Accrued expenses and compensation consisted of the following as of September 30, 2021 and December 31, 2020:
(in thousands)	2021	2020
Accrued payroll and benefits	$3,165	$2,941
Accrued professional fees, licenses and subscriptions	1,837	1,349
Accrued manager fees	1,543	1,253
Accrued other	422	261
Accrued expenses and compensation	$6,967	$5,804
11. Loans payable
On May 8, 2020, the Company received a $1,317 loan from the Paycheck Protection Program (PPP), a loan program administered through the Small Business Administration (SBA), in conjunction with the Coronavirus Aid, Relief and Economy Security Act (CARES Act). The loan carries an interest rate of 1% and matures on May 8, 2022. The Company determined it was eligible for the loan as the COVID-19 pandemic caused financial uncertainty and anticipated decreases in normal cash flows.
On July 30, 2021, the Company made a decision to not apply for forgiveness of its loan under the PPP and repaid outstanding principal of $1,317 and interest of $16.
On November 17, 2020, the Company entered into a $20,000 credit agreement (Revolving Credit Facility) with UMB Bank n.a. for the explicit purpose of funding loans, RPIs and recapitalization of the Unaudited Condensed Statements of Financial Position of the Company. Obligations under the agreement are secured by substantially all of the Company’s assets and as of September 30, 2021, there were no amounts outstanding under the Revolving Credit Facility.
In the event that the Company has borrowing under the Revolving Credit Facility, it will pay interest on those borrowings at the prevailing LIBOR Rate plus 3.0%, subject to a minimum LIBOR rate of 0.5% (or a comparable rate, should LIBOR cease to be published). Any borrowings under the Revolving Credit

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
11. Loans payable (Continued)
Facility will mature on October 30, 2023. There is also a commitment fee equal to 0.5% per annum on the daily unused portion of the Revolving Credit Facility, payable quarterly in arrears and due on the last day of each calendar quarter. For the nine months ended September 30, 2021 and 2020, the Company incurred $76 and $0, respectively, in commitment fees under the Revolving Credit Facility.
The credit agreement contains customary conditions, representations and warranties, affirmative and negative covenants, mandatory prepayment provisions and events of default. The covenants include certain financial covenants requiring the Company to maintain compliance with a maximum senior leverage ratio, a maximum total leverage ratio, a minimum interest coverage ratio and minimum adjusted EBITDA. The credit agreement also contains provisions that, in the event of default, require the Company to maintain minimum liquidity levels, limit the ability of Dynasty Financial Partners and its subsidiaries to incur debt, make investments, sell assets, create liens, engage in transactions with affiliates, engage in mergers and acquisitions, pay dividends and other restricted payments, grant negative pledges and change their business activities.
The Company’s outstanding debt obligations as of September 30, 2021 and December 31, 2020 were as follows:
(in thousands)	2021	2020
PPP loan payable	—	1,317
Loans payable	$—	$1,317
12. Commitments and Contingencies
Operating Lease Obligations
The Company is obligated under certain non-cancellable operating leases for its facilities, which expire on various dates through 2024.
Rental expense for the operating leases was $397 and $996 for the nine months ended September 30, 2021 and 2020, respectively, and was recorded in general and administration expense in the Company’s Unaudited Condensed Statements of Comprehensive Income.
Future minimum lease payments under non-cancellable operating leases are as follows:
(in thousands)
For the remainder of 2021:	$151
2022	540
2023	510
2024	478
2025	—
Thereafter	—
$1,679
Litigation
The Company is subject to certain legal proceedings and claims that arise in the normal course of business. In the opinion of management, the Company does not believe that the amount of liability, if

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
12. Commitments and Contingencies (Continued)
any, as a result of these proceedings and claims will have a materially adverse effect on the Company’s unaudited condensed financial position, results of operations, and cash flows. As of September 30, 2021 and December 31, 2020, the Company does not have any contingency reserves established for any litigation liabilities.
13. Members’ equity
The Company has created and designated the following series of members’ common units: Class A, Class B, Class C, Class P, and Class Q. Class A, Class B, and Class C units are designated as capital interests units, and Class P and Class Q units are designated as profits interests units.
The Company has the authority to issue 68,837,177 common units. The voting rights associated with the classes of units are as follows:
Class of Unit Interests	Number of Votes per Unit
Class A	One
Class B	Five
Class C	One
Class P & Class Q	Non Voting
In the event of the death, disability, dissolution, termination, or bankruptcy of a Class B Member, the Class B interests held by that member will be automatically converted into Class A interests.
Distributable ordinary proceeds and distributable capital transaction proceeds are, to the extent permitted under the Company’s operating agreement and under applicable law, distributed to the members as soon as the Company’s Board of Directors determines it to be reasonably practicable to do so as follows and in the following order of priority:
•
First, to the Class A Members in proportion to and to the extent of their respective “Return”, where Return is defined as 7% annual simple interest (not compound) on Class A unreturned capital contributions made prior to March 2018, calculated from January 1, 2016 (or, if later, the date of such capital contribution);

•
Second, to the Class A Members in proportion to and to the extent of their respective unreturned Class A capital contributions;

•
Third, to the Members in respect of each outstanding interest in such a manner as will cause total cumulative distributions (inclusive of any Return, if applicable), by the Company to the Members to have been made, as closely as is possible and practicable, in proportion to their respective percentage interests; provided that each outstanding interest will only participate in such distribution after any interest with a lower threshold amount has received distributions in respect of such lower threshold amount, and each Class C Member will receive cumulative aggregate distributions equal to such Member’s unreturned Class C capital contribution; and

•
Fourth, to the Members in proportion to and to the extent of their respective percentage interests.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
13. Members’ equity (Continued)
The following table summarizes activity in the Company’s common units during the period:
For the nine months ended September 30, 2021
(in units)	Capital Interests			Profits Interests		All Classes Total Units
	Class A Units	Class B Units	Class C Units	Class P Units	Class Q Units
Balance, January 1, 2021	28,471,383	13,027,491	1,550,388	3,079,799	1,110,634	47,239,695
Issued/Vested	154,288	—	—	—	307,149	461,437
Repurchased	(55,273)	(375,000)	—	(163,645)	(422,067)	(1,015,985)
Conversion of Class Q to Class A	159,674	—	—	—	(247,580)	(87,906)
Balance	28,730,072	12,652,491	1,550,388	2,916,154	748,136	46,597,241
For the nine months ended September 30, 2020
(in units)	Capital Interests			Profits Interests		All Classes Total Units
	Class A Units	Class B Units	Class C Units	Class P Units	Class Q Units
Balance, January 1, 2020	27,086,300	13,438,140	—	3,750,596	1,238,394	45,513,430
Issued/Vested	1,457,969	—	1,550,388	—	311,734	3,320,091
Repurchased	(70,029)	(410,649)	—	(521,830)	(477,494)	(1,480,002)
Balance	28,474,240	13,027,491	1,550,388	3,228,766	1,072,634	47,353,519
The number of members’ common units outstanding was 46,597,241 and 47,353,519 as of September 30, 2021 and September 30, 2020, respectively.
14. Operating expenses
Operating expenses consist of the following for the nine months ended September 30, 2021 and 2020:
(in thousands)	2021	2020
Cost of services	$21,470	$15,792
Compensation and benefits	11,637	10,013
General and administration:
Rent, utilities and real estate taxes	469	1,060
Professional and consulting fees	2,354	830
Computer, internet, and cable	440	564
Marketing	478	340
Travel and entertainment	842	346
Other general and administration	416	441
Total general and administration	4,999	3,581
Depreciation and amortization	591	429
Operating expenses	$38,697	$29,815

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
15. Related Parties
The Company signed a multi-year service level agreement (SLA) to bring Mariner Wealth Advisors on as a client following a consulting engagement during January 1, 2020. On March 6, 2020, the CEO and President of Mariner Wealth Advisors indirectly acquired a minority interest in the Company through a purchase of 484,496 Class C units for $2,500. For the nine months ended September 30, 2021 and from the date of the acquisition of the minority interest through September 30, 2020, the Company recognized revenue of $1,584 and $291, respectively, related to the SLA in place with Mariner Wealth Advisors. The Company had associated accounts receivable balances of $0 and $187 as of September 30, 2021 and December 31, 2020, respectively. Mariner prepaid Q4 Core Fees of $537 prior to September 30, 2021, which is reflected in the Related Party Deferred Revenue balance.
Envestnet is a vendor and acquired a minority interest in the Company on January 8, 2020 through purchases of 968,993 Class A and 1,017,442 Class C units for $5,000 and $5,250, respectively. The Company leverages the Envestnet and FolioDynamix (subsidiary of Envestnet) TAMP services to support the Company’s billing and investment product activity. For the nine months ended September 30, 2021 and from the date of the acquisition of the minority interest through September 30, 2020, the Company recognized expenses of $7,965 and $6,646, respectively, and revenue of $75 and $0 for the same periods, respectively, related to this relationship with Envestnet. The Company had associated accounts payable balances of $3,474 and $2,221 as of September 30, 2021 and December 31, 2020, respectively. The Company had associated accounts receivable balances of $0 and $75 as of September 30, 2021 and December 31, 2020, respectively.
Envestnet is also a partner in launching ASx, which is an entity fully owned by the Company. Envestnet has committed $250 per quarter for 8 quarters beginning in the third quarter of 2020 to share startup costs, and the Company has a revenue share relationship with Envestnet (for ASx entity only) for services sourced through ASx and ultimately performed by Dynasty, 5% is retained by ASx to cover administration costs and of the remainder, 15% of gross revenue is paid to Envestnet. For services sourced through ASx and ultimately performed by Envestnet, 5% is retained by ASx to cover administration costs and of the remainder, 85% of the remainder is paid to Envestnet. The Company had associated accrued expenses of $19 related to startup costs as of September 30, 2021. For the nine months ended September 30, 2021 and from the date of the acquisition of the minority interest through September 30, 2020, the Company recognized revenue for ASx of $232 and $0, respectively.
16. Segment Information
The Company operates in three segments in accordance with ASC Topic 280, Segment Reporting. Operating segments are components of public entities that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and evaluated regularly by our Chief Operating Decision Maker (CODM) in deciding how to assess performance and allocate resources. Reportable segments are generally organized around the Company’s business services. The Company’s reportable segments are:
•
Core Services — provider of integrated technology solutions and value-add business services that empower the Dynasty network of independent financial advisors and wealth management enterprises.

•
Investment Platform — TAMP that provides scaled access to a broad range of investment strategies, solutions, and research from across the asset management industry.

•
Capital Strategies — suite of financing solutions available to advisors in the Dynasty Network to support business start-up, inorganic growth, and succession planning.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
16. Segment Information (Continued)
•
Other — includes manager fees and the Company’s ASx business, which is not considered material for reporting purposes.

Certain of the Company’s costs and assets are not directly attributable to these segments and are referred to as corporate costs. Management does not allocate corporate costs or assets to the segments because those costs or assets are not used to evaluate the segments’ operating results or financial position. Corporate costs include certain costs related to executive management and personnel, business technology, legal, finance, human resources, business development, and general and administration.
The following table presents a detail of income (loss) from operations by segment:
For the nine months ended September 30, 2021
(in thousands)	Core Services	Investment Platform	Capital Strategies	Sub-Total Segments	Other	Other Unallocated	Total
Revenue	25,802	9,647	3,393	38,842	10,327	—	49,169
Cost of services	9,134	2,128	105	11,367	10,103	—	21,470
Compensation and benefits	—	—	—	—	—	11,637	11,637
General and administration	—	—	—	—	—	4,999	4,999
Depreciation and amortization	—	—	—	—	—	591	591
Income (loss) from operations	16,668	7,519	3,288	27,475	224	(17,227)	10,472
For the nine months ended September 30, 2020
(in thousands)	Core Services	Investment Platform	Capital Strategies	Sub-Total Segments	Other	Other Unallocated	Total
Revenue	17,637	6,374	2,211	26,222	6,503	—	32,725
Cost of services	7,573	1,639	35	9,247	6,545	—	15,792
Compensation and benefits	—	—	—	—	—	10,013	10,013
General and administration	—	—	—	—	—	3,581	3,581
Depreciation and amortization	—	—	—	—	—	429	429
Income (loss) from operations	10,064	4,735	2,176	16,975	(42)	(14,023)	2,910
The accounting policies of the Company’s segments are the same as those described in the summary of significant accounting policies included herein.
17. Subsequent Events
In preparing its unaudited condensed financial statements, the Company has evaluated subsequent events through December 8, 2021, which is the date the unaudited condensed financial statements were available to be issued.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Unaudited Condensed Financial Statements (Continued)
September 30, 2021 and 2020
(in thousands, except units)
17. Subsequent Events (Continued)
Investment in RPIs
Between September 30, 2021 and December 8, 2021, the Company funded RPI investments totaling $4,421 in exchange for a weighted average revenue share of 6%.
Investment in Minority Equity
Between September 30, 2021 and December 8, 2021, the Company funded minority equity investments totaling $5,175 in exchange for a weighted average equity ownership interest of 14%.
Issuance of Exchangeable Notes
Between September 30, 2021 and December 8, 2021, the Company issued Exchangeable Notes with principal balance equal to the total proceeds received of $7,809, a term to maturity of one-year, and subject to the short-term Applicable Federal Rate (AFR) on the date of issuance ranging from 0.18% to 0.33%. The Exchangeable Notes are issued to RIAs and share the same terms and conditions and do not contain restrictive covenants. Each Exchangeable Note provides the Holder the option to exchange the principal balance for shares of the Common Stock of Dynasty Financial Partners, Inc., concurrent with the occurrence of an initial public offering. In the event an initial public offering does not occur prior to the maturity date, the principal balance and accrued interest will be repaid to the Exchangeable Note holder.

Report of Independent Registered Public Accounting Firm
To the Board of Managers and Members of Dynasty Financial Partners, LLC:
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Dynasty Financial Partners, LLC and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in members’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/PricewaterhouseCoopers LLP
Tampa, Florida
September 3, 2021
We have served as the Company’s auditor since 2020.

Dynasty Financial Partners, LLC and Subsidiaries
Consolidated Statements of Financial Position
as of December 31, 2020 and 2019
(in thousands, except units)
	2020	2019
Assets
Current assets
Cash and cash equivalents	$17,030	$6,006
Restricted cash	360	—
Accounts receivable, net of allowance for doubtful accounts of $44 and $2	2,773	4,273
Related party receivables	262	—
Prepaid expenses	1,581	1,243
Loans receivable, current	529	146
Other current assets	44	307
Total current assets	22,579	11,975
Loans receivable, noncurrent, net of allowance for loans receivable of $96 and $0	1,821	573
Revenue participation interest receivable	13,409	12,654
Property and equipment, net of accumulated depreciation and amortization of $3,523 and $3,444	1,544	1,172
Total assets	$39,353	$26,374
Liabilities and members’ equity
Current liabilities
Accounts payable	$647	$1,886
Related party accounts payable	2,221	—
Accrued expense and compensation	5,804	4,527
Deferred revenue	671	—
Loans payable (includes $0 and $8,300 related party balance)	1,317	8,300
Related party interest payable	—	252
Deferred rent, current	116	48
Total current liabilities	10,776	15,013
Deferred rent, noncurrent	345	284
Total liabilities	11,121	15,297
Commitments and contingencies (Note 12 — Commitments and Contingencies)	—	—
Capital interests units (62,000,000 units authorized, 43,049,262 and 40,524,440 units outstanding)	44,162	30,135
Profits interests units (6,837,177 units authorized, 4,190,433 and 4,988,990 units outstanding)	(4,333)	(2,623)
Accumulated deficit	(11,597)	(16,435)
Total members’ equity	28,232	11,077
Total liabilities and members’ equity	$39,353	$26,374
The accompanying notes are an integral part of these consolidated financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2020 and 2019
(in thousands)
	2020	2019
Revenues
Asset-based	$31,638	$27,370
Transactional	2,265	3,534
Financing	3,071	2,916
Manager fees and other	9,226	6,658
Total revenues	46,200	40,478
Operating expenses
Cost of services	21,784	20,850
Compensation and benefits	13,720	12,032
General and administration	5,200	5,967
Depreciation and amortization	607	592
Total operating expenses	41,311	39,441
Income from operations	4,889	1,037
Other (income) expense
Interest income	(59)	(10)
Other expense	110	2
Total other (income) expense	51	(8)
Net income and comprehensive income	$4,838	$1,045
The accompanying notes are an integral part of these consolidated financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Consolidated Statements of Changes in Members’ Equity
Years Ended December 31, 2020 and 2019
(in thousands)
	Class A	Class B	Class C	Total Capital Interests	Class P	Class Q	Total Profits Interests	Total Accum. Deficit	Total Members’ Equity
Balance, December 31, 2018	$34,283	$(4,356)	$—	$29,927	$(2,281)	$31	$(2,250)	$(17,480)	$10,197
Contributions	427	—	—	427	—	—	—	—	427
Repurchases	(219)	—	—	(219)	(433)	(21)	(454)	—	(673)
Share-Based Compensation	—	—	—	—	—	81	81	—	81
Net Income (Loss)	—	—	—	—	—	—	—	1,045	1,045
Balance, December 31, 2019	34,491	(4,356)	—	30,135	(2,714)	91	(2,623)	(16,435)	11,077
Contributions	8,523	—	7,723	16,246	—	—	—	—	16,246
Repurchases	(309)	(1,910)	—	(2,219)	(1,292)	(563)	(1,855)	—	(4,074)
Share-Based Compensation	—	—	—	—	—	145	145	—	145
Net Income (Loss)	—	—	—	—	—	—	—	4,838	4,838
Balance, December 31, 2020	$42,705	$(6,266)	$7,723	$44,162	$(4,006)	$(327)	$(4,333)	$(11,597)	$28,232
The accompanying notes are an integral part of these consolidated financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019
(in thousands)
	2020	2019
Operating activities:
Net income and comprehensive income	$4,838	$1,045
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	607	592
Loss on disposal of property and equipment	114	—
Allowance for doubtful accounts	41	(93)
Allowance for loans receivable	96	—
Share-based compensation	145	81
Amortization of financing costs	—	85
Changes in operating assets and liabilities:
Accounts receivable, net	1,252	(273)
Related party receivables	(262)	—
Prepaid expenses	(338)	(312)
Other current assets	263	91
Accounts payable	(1,237)	(213)
Related party accounts payable	2,221	—
Related party interest payable	(252)	113
Accrued expenses and compensation	1,276	1,059
Deferred revenue	671	(206)
Deferred rent	127	332
Cash flows provided by (used in) operating activities:	9,562	2,301
Investing activities:
Loans receivables	(1,518)	(398)
Revenue participation interest receivable	(755)	(3,535)
Purchases of property and equipment, net	(1,071)	(873)
Property and equipment disposal fees	(23)	—
Net cash used in investing activities	(3,367)	(4,806)
Financing activities:
Contributions	16,246	427
Repurchases	(4,074)	(673)
Proceeds from loans payable	—	4,300
PPP loan proceeds	1,317	—
Repayment of loans payable	(8,300)	—
Loan origination costs	—	(43)
Net cash provided by (used in) financing activities	5,189	4,011
Net increase in cash, cash equivalents, and restricted cash	11,384	1,506
Cash, cash equivalents, and restricted cash – beginning of period	6,006	4,500
Cash, cash equivalents, and restricted cash – ending of period	$17,390	$6,006
Supplemental cash flow information
Cash paid for interest	$287	$701
Non-cash investing and financing activities
Conversion of accounts receivable to loans receivable	$208	$—
The accompanying notes are an integral part of these consolidated financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
(in thousands, except units)
1. Description of Business
Dynasty Financial Partners, LLC (together with its subsidiaries, herein referred to as “Dynasty” or “the Company”) is a limited liability company formed and registered in the state of Delaware on April 5, 2010. The Company is headquartered in St. Petersburg, Florida, and operates in the United States of America. Dynasty is organized around three primary, complementary business segments. Financial information about each business segment is contained in Note 16 —  Segment Information. Our business segments are as follows:
•
Core Services —  provider of integrated technology solutions and value-add business services that empower the Dynasty Network of independent financial advisors and wealth management enterprises.

•
Investment Platform — turn-key asset management platform (TAMP) that provides scaled access to a broad range of investment strategies, solutions, and research from across the asset management industry.

•
Capital Strategies — suite of financing solutions available to advisors in the Dynasty Network to support business start-up, inorganic growth, and succession planning.

The consolidated financial statements of the Company include Dynasty Financial Partners, LLC (the “Parent”) and its wholly owned subsidiaries Dynasty Advisory Financing Services LLC, Dynasty Capital Strategies LLC, Dynasty Insurance Services LLC, Dynasty Securities LLC, Dynasty Wealth Management LLC, and Dynasty Advisor Services Exchange, LLC (ASx) (the “Subsidiaries”).
2. Summary of Significant Accounting Policies
Basis of Presentation — The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Basis of Consolidation — The consolidated financial statements include the accounts of Dynasty Financial Partners, LLC and its wholly owned subsidiaries. All intercompany balances and transactions for the periods presented have been eliminated in consolidation. There are no other components of comprehensive income not already reflected in net income on the Consolidated Statements of Comprehensive Income.
Use of Estimates — In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include accrued revenue, realizability of deferred revenue, and contingencies. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts, and experience. Changes in estimates are recorded in periods in which they become known.
Cash and Cash Equivalents and Restricted Cash — Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC). At times, the amounts on deposit may exceed the insured limits. Restricted cash consists of cash provided by Envestnet, Inc. (Envestnet) (a related party) for the reimbursement of expenses related to the ASx business.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Statements of Financial Position that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:
(in thousands)	2020	2019
Cash and cash equivalents	$17,030	$6,006
Restricted cash	360	—
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$17,390	$6,006
Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable are recorded at the original invoice amount and do not bear interest. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible fee receivables. In establishing the amount of the allowance, customer-specific information is considered related to delinquent accounts, including past lost experience and current economic conditions. Past due balances outstanding longer than 90-days are reviewed individually for collectability, and account balances are charged against the allowance when management determines it is probable that the receivable will not be recovered. The assumptions used in determining an estimate of probable losses are inherently subjective and actual results may differ significantly from estimated reserves. As of December 31, 2020, and 2019, the Company’s allowance for doubtful accounts was $44 and $2 respectively.
Property and Equipment — Property and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, ranging from a period of three to five years for property and equipment and the shorter of fifteen years or the remaining life of the lease for leasehold improvements. The Company capitalizes costs that extend the useful life or productive capacity of an asset and expense as incurred routine repairs and maintenance costs. In the case of disposals, the assets and related accumulated depreciation are removed from the accounts, and the net amounts, less proceeds from the disposal, are included in other expense in the Consolidated Statements of Comprehensive Income. Fixed assets are evaluated for recoverability whenever events or circumstances indicate the carrying value may not be recoverable. There were no impairments of fixed assets during the years ended December 31, 2020 and 2019.
Leases — The Company leases office space under noncancellable lease agreements classified as operating leases. Rent expense is recognized on a straight-line basis commencing with the possession date of the property. Rent expense is included in general and administration expenses in the Consolidated Statements of Comprehensive Income.
Capitalized Software Costs — The Company capitalizes costs to obtain, develop, and implement software for internal use. Amounts paid to third parties and costs of internal employees who are directly associated with the software project are also capitalized, depending on the stage of development. Software costs that do not meet the capitalization criteria are expensed as incurred. Capitalized software costs are included in property and equipment on the Consolidated Statements of Financial Position and are amortized on a straight-line basis over three years.
Loan Receivables — Loan receivables are carried at the outstanding funded principal balance, plus accrued interest. Interest income is accrued at the contractual rate of interest over the term of the loan. Revenue related to the loan receivables is included in financing revenue in the accompanying Consolidated Statements of Comprehensive Income.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
It is the Company’s general practice to not engage in loan modifications of existing arrangements. As of December 31, 2020 and 2019, the Company did not have any restructured refinancing receivables. Payment delinquency is the primary indicator of credit quality for the Company’s loan receivables. The Company designates loans as non-performing when (i) the loan has a maturity default; or (ii) management determines it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan. The accrual of interest is discontinued when management determines, after considering collection efforts and other factors, the amount to ultimately be collected will not be sufficient to cover the additional interest payments. The assumptions used in determining an estimate of probable losses are inherently subjective and actual results may differ significantly from estimated amounts. As of December 31, 2020 and 2019, the Company did not have any non-performing loans.
As of December 31, 2020 and 2019, the Company’s loans receivables did not include any balances which are on a nonaccrual status or classified as a troubled debt restructuring. As of December 31, 2020, the Company identified certain loan balances as potentially impaired and reserved $96 in allowance for loans receivable against the noncurrent portion.
Revenue Participation Interest Receivables — The Company receives Revenue Participation Interest (RPI) as a fixed percentage of the RPI holder’s top line revenue in exchange for an initial cash investment. RPI receivables are carried at the outstanding funded principal balance recognized at original cost, plus accrued RPI. RPIs are structured as financial assets with a minimum term of 6 years and are subject in the event of a repurchase to a minimum repayment equal to the cash investment amount. Any additional return realized through a repurchase is recognized in the period. RPI payments are variable and typically subject to a minimum required payment that represents an effective interest rate of 13%. Revenue is accrued at the greater of the contractual percentage rate of participation in revenue of the underlying registered investment advisor (RIA) or the minimum required payment and is included in financing revenues in the accompanying Consolidated Statements of Comprehensive Income.
It is the Company’s general practice to not engage in RPI modifications of existing arrangements. As of December 31, 2020, and 2019, the Company did not have any restructured refinancing receivables. Payment delinquency is the primary indicator of credit quality for the Company’s loan receivables. The Company designates RPIs as non-performing at such time as management determines it is probable the Company will be unable to collect all amounts due according to the contractual terms of the RPI. The accrual of RPI is discontinued when management determines, after considering collection efforts and other factors, the amount to ultimately be collected will not be sufficient to cover the additional interest payments. The assumptions used in determining an estimate of probable losses are inherently subjective and actual results may differ significantly from estimated amounts. As of December 31, 2020, and 2019, the Company did not have any non-performing RPIs.
As of December 31, 2020 and 2019, the Company did not have any past due RPI receivables or otherwise impaired balances and has not incurred write-offs of uncollectible accounts.
Accounts Payable and Accrued Expenses — Accounts payable are carried at original invoice amount for the Company’s obligations for goods or services received. Accrued expenses are recorded to account for these obligations when an invoice has yet to be received. Accrued expenses primarily consist of investment manager fees.
Share-Based Compensation Expense —  All of the Company’s share-based compensation grants are Class P or Class Q Units (collectively, “PIUs”), which qualify as profits interests for United States federal income tax purposes and are considered a legal form of equity. The PIUs have a specified liquidation threshold amount equal to their fair value on the date of grant. Holders of vested PIUs participate in distributions from the results of operations and distribution of residual assets upon

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
liquidation of the Company, based on their respective ownership percentage and their specified threshold amounts. Their participation is subordinate to all other classes of membership units due to their higher distribution threshold. See Note 13 for further discussion regarding the Company’s distribution order. Accordingly, the value of the PIUs is directly associated with the appreciation of the Company’s equity value. Holders are not permitted to transfer PIUs. Upon the occurrence of voluntary termination, holders of PIUs may retain their vested PIUs, subject to the Company’s repurchase right further discussed below. PIUs do not contain any other embedded redemption or repurchase features. The Company’s intention of issuing the PIUs is to provide employees an opportunity to hold an equity interest that is consistent with other equity holders of the Company. As such, the Company has determined that PIUs represent a substantive class of equity and shall be accounted for in accordance with ASC 718 — Compensation-Stock Compensation (ASC 718).
The PIUs have service-based vesting conditions only, and legally vest on each anniversary of their respective grant date over a period of three years. The Company uses a straight-line attribution method to recognize compensation cost for vested PIUs. Forfeitures are accounted for as they occur.
The Company has a right, but not obligation to repurchase vested PIUs from an employee upon the termination of his or her employment at a repurchase price equal to the then fair value. If an employee is terminated within the first four years of the grant date, the repurchase price is subject to a liquidity discount of 50%, which acts akin to a forfeiture provision and an in-substance required service period of 4 years for 50% of an award. Accordingly, compensation cost is recognized over three years for 50% of an award and four years for the other 50%. The Company does not currently believe it is probable that an employee will terminate while holding immature shares (shares in which the employee has not yet vested or has vested but which have been held for less than six months), and therefore, does not believe it is probable that the Company will exercise the repurchase right before the employee has borne the risks and rewards of equity ownership for at least six months. As such, the Company has determined the PIUs are equity-classified awards and the related compensation expenses shall be based on their fair value measured on the grant date. In the event it becomes probable that an employee will terminate and the Company will exercise the repurchase right within six months of the vesting of such employee’s PIUs, the Company will follow the modification accounting to reclassify the award from equity to a liability.
Consistent with the Company’s approach to estimate the fair value of PIUs at each grant date, as described further below, the Company estimates the fair value of PIUs to determine the repurchase price immediately prior to repurchasing any PIUs, upon an exercise of the Company’s repurchase right following an employee’s termination.
During 2019, the Company repurchased 250,230 PIUs granted to employees which included 207,397 Class P units and 42,833 Class Q units. During 2020, the Company repurchased 1,151,624 PIUs granted to employees which included 670,797 Class P units and 480,827 Class Q units. In both periods, the majority of repurchases occurred following an employee leaving the Company and the Company exercising its right of repurchase pursuant to the terms and conditions of the member’s subscription agreement and the Company’s operating agreement. The balance of repurchases were negotiated by the Company and the employee based on the then-current fair market values of the PIUs. The Company does not have a past practice of repurchasing all vested PIUs within six months of vesting following a termination event.
As of December 31, 2020, the maximum number of PIUs available for future issuance under the Company’s plan is 1,794,895. PIUs are measured at the grant date fair value. Share-based compensation expense under the Company’s plan was as follows:

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
	Years Ended December 31,
(in thousands)	2020	2019
Share-based compensation expense	$145	$81
Tax effect on share-based compensation expense	—	—
Net effect on income	$145	$81
Share-based compensation expense is included in Compensation and Benefits within Operating Expenses. The tax effect on share-based compensation is not material for the Company for the years ended December 31, 2020 and 2019 based on the Company’s pass-through status.
As a private company during the periods under review, there was no market for our units and therefore no readily available price to reference when determining the fair value of our units in connection with the granting of PIUs.
At the grant date, the fair values of PIUs were estimated by the Company’s management based on the Company’s equity value. The Company’s management considered, among other things, contemporaneous valuations of the Company’s equity value prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. For the years ended December 31, 2020 and 2019, the fair values of the PIUs were estimated using option pricing models to allocate the equity value of the Company to the PIUs based on their distribution rights.
To derive the fair value of the PIUs, a two-step valuation approach was used. First the equity value of the Company was estimated. The Company considers asset, market, and income-based approaches. The Company determined that a market-based approach presented the best indication of value. Further, a market-based approach using a combination of the Past Transaction and Guideline Public Company Methods were used for valuations dating back to 2018. As such, the Company used the two aforementioned methods under the market-based approach which involve utilizing the Company’s own relevant unit transactions and identifying and evaluating comparable public companies that operate in the same industry or which have similar operating characteristics as the Company. Both methods used publicly available information to extrapolate market-based valuation multiples that are applied to Company-specific information including the Company’s historical or prospective financial information in order to derive an indication of value.
For the years ended December 31, 2020 and 2019, the fair value of the PIUs was estimated using an Option Pricing Method (OPM). The OPM treats the share classes of an enterprise as a series of call options with a claim on the equity value of the Company. Exercise prices are determined based on the equity value breakpoint in which the various share classes either receive a liquidation preference or convert, in the case of preferred units, or exercise, in the case of options and warrants. An OPM, such as Black-Scholes, is then utilized to value the call options for the purpose of allocated value to the various share classes of an enterprise.
The Company considered several option variables to determine the best estimate of the fair value of the PIUs, including:
•
Underlying value

•
Exercise price

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
•
Time to liquidity

•
Volatility

•
Risk-free rate

A volatility approximating the median was selected for respective valuation dates based on historical volatility of the guideline companies approximating the holding period. Management used an asset volatility of 30% for both of the years ended December 31, 2020 and 2019.
The Company used a risk-free rate based on the yield on treasury bonds with a maturity matching the respective time to liquidity in the respective reporting dates. The rates used were 1.68% and 0.23% for the years ended December 31, 2020 and 2019, respectively.
Profits Interests Units — The Company granted 542,200 and 439,600 PIUs in the years ended December 31, 2020 and 2019, respectively. The following table summarizes PIU activity under the Company’s compensation plans:
	Profits Interests Units (units)	Weighted- Average Grant Date Fair Value (dollars per unit)	Total Fair Value of Vested Profits Interests (thousands)
Unvested as of December 31, 2018	653,767	$0.17	$—
Granted	439,600	0.28	—
Vested	(322,700)	0.16	81
Forfeited	(56,000)	0.13	—
Unvested as of December 31, 2019	714,667	$0.24	$—
Granted	542,200	0.85	—
Vested	(353,067)	0.21	145
Forfeited	(51,951)	0.37	—
Unvested as of December 31, 2020	851,849	$0.63	$—
As of December 31, 2020, there is $377 of share-based compensation expense related to outstanding unvested PIUs, which the Company expects to recognize over a weighted-average period of 1.5 years.
Concentrations of Credit Risk and Significant Customers — Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposits with financial institutions. At December 31, 2020 and 2019, the Company had balances exceeding FDIC insurance limits of $250.
The Company is also potentially subject to concentrations of credit risk in its accounts receivable. Credit risk with respect to receivables is limited due to the number of companies comprising the Company’s customer base. Although the Company is directly affected by the financial condition of its customers, management does not believe significant credit risks exist at December 31, 2020 or 2019. Generally, the Company does not require collateral or other securities to support its accounts receivable.
The top 10% of the Company’s total clients represented $12,222 or 27% of total 2020 revenue and $10,482 or 26% of total 2019 revenue. No individual clients exceeded 10% of total revenue for the years ended December 31, 2020 and 2019.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
Revenue Recognition
The Company derives revenues from asset-based, transactional, and financing services.
Asset-Based Revenues — Asset-based revenues primarily consist of recurring fees for providing customers continuous access to managed services and SaaS through the Company’s customized products and services. These products and services are made available to customers throughout the contractual term within the Company’s Core Services and Investment Platform segments. The asset-based fees the Company earns are generally based upon variable percentages of assets managed or administered by the Company. The fee percentage varies based on the level and type of services the Company provides to its customers, as well as the values of existing customer accounts.
Transactional Revenues — Transactional revenues primarily consist of fees associated with transition services and sponsorships, which generally have fixed prices and specify the deliverables in the contract. These services are included in the Core Services segment and generally consist of one-time project management and consulting service engagements and sponsorship of the Company’s client events, and revenue is recognized over time based on the proportion of services performed.
Financing Revenues — Financing revenues consist of fees generated in exchange for providing financing to customers in the form of loans and RPIs and comprise the Company’s Capital Strategies segment. These financial assets provide customers with capital to support ongoing growth and other strategic initiatives in exchange for loan and RPI payments. We accrue and recognize financing revenues based on quarterly monthly customer payments made in arrears and in accordance with contractual provisions of the underlying loan or RPI arrangements. Financing revenues are not accounted for under ASC 606 as financial instruments are not in scope of ASC 606. Financing revenue is accounted for in accordance with ASC 825 — Financial Instruments.
Manager Fees and Other Revenues — Manager fees and other revenues primarily includes revenue associated with third-party asset manager fees that are generated through the Company’s TAMP billing operation. Manager fee generation does not represent a standalone business activity and fees are generally passed through directly to third-party asset managers with no material impact to net income. Other revenues include the Company’s ASx business which is not considered material for reporting purposes.
Revenue Recognition from Contracts with Customers — Effective January 1, 2020, Dynasty adopted ASU 2014-09, Revenue from Contracts and Customers (ASC 606).The adoption of ASC 606 did not result in a cumulative effect adjustment and had no transition impact to the Consolidated Statements of Cash Flows.
The Company recognizes revenues from the following performance obligations: transition services, managed services, software as a service (SaaS), and sponsorships. Managed services and SaaS are provided through asset-based engagements. Transition services and sponsorships are provided through transactional engagements. Revenues are recognized when control of these services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring services to a customer. Sales and usage-based taxes are excluded from revenues.
Customers
The Company’s customer base consists predominantly of independent wealth management firms operating as RIAs. The Company maintains separate arrangements with each customer, typically either

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
in the form of a master services agreement or statements of work which specifies the terms and conditions of the relationship, such as the description and price of services purchased. Contract length is generally between 3 to 60 months, depending on the service arrangement. The Company’s contracts may contain renewals and options for additional services.
Significant Judgments
Significant judgment was applied to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company’s progress under the contract, and whether constraints on variable consideration should be applied to future events. The Company’s contracts with its customers may include promises to transfer multiple services to a customer. Determining whether services included within these contracts are considered distinct performance obligations that should be accounted for separately or combined requires significant judgment. For contracts with multiple performance obligations, the Company allocates the total transaction price to each performance obligation based on a relative standalone selling price unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or a distinct good or service that forms part of a single performance obligation. All performance obligations are determined to be satisfied over time with the exception of sponsorship which is recognized when the event occurs.
Contract Modifications — The Company and the customer can enter into additional arrangements by adding or amending the terms of the initial agreement. If the Company enters into a change order or amendment to an existing contract, the Company evaluates the change to determine if it represents a contract modification. The appropriate treatment of modifications depends on the impact of the modification to the transaction price and scope of the contract. Amendments generally add additional distinct services to the contract that are expected to be priced at standalone selling prices (“SSP”) for the services and as such are generally accounted for as a prospective separate contract.
Variable Consideration — As it relates to managed services and SaaS arrangements, the Company’s contracts may include tier-based pricing based on the percentage of assets under administration, or in certain instances billed as a percentage of revenue billed by the customer. As the variable amount relates solely to the Company’s efforts to satisfy the services provided in that distinct month and results in an allocation that is consistent with the overall allocation objective of ASC 606, in lieu of estimating the variable consideration at the beginning of the contract, the Company directly ascribes the variable fees to the distinct month of service to which it relates. The Company’s contracts do not include discounts, rebates, customer incentives or other performance bonuses, and the Company has no significant history of issuing price concessions.
Significant Financing Components — The Company has adopted the practical expedient in relation to significant financing components in accordance with ASC 606-10-32-18, which states that an entity need not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. Payment terms are typically due upon receipt of invoice or within 30 days. The Company analyzes any non-standard payment terms that might contain a significant financing component on a contract-by-contract basis. There were no non-standard payment terms that contain a financing component in any of the contracts outstanding for the years ended December 31, 2020 and 2019.
Standalone Selling Price (SSP) — The Company applies judgment in determining the SSP of its performance obligations. If the observable price is available, it utilizes that price for the SSP. If the

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
observable price is not available, the SSP must be estimated. The Company estimates SSP by considering multiple factors, including, but not limited to, pricing practices, internal costs, and profit objectives as well as overall market conditions. The Company periodically reassesses its SSP for its performance obligations.
Revenue from contracts with customers
The Company generates revenues from the following performance obligations:
Transition Services — The Company’s project management and consulting support of a customer’s business launch or other one-time consulting engagement, includes a dedicated project management team. Transition services are provided to all customers at the onset of a Core Services engagement and provide consulting services that derive benefit outside of other services outlined in the contract. These services include, but are not limited to, pro-forma financial projections, support of marketing development, and access to a proprietary transition Gantt chart. The customer simultaneously receives and consumes the benefits related to the Company’s performance as it performs. The Company recognizes revenue related to this performance obligation using an input method whereby fixed fees are recognized ratably over the contract term based on time elapsed.
Managed Services and SaaS — These services represent a stand ready obligation to provide ongoing support and management services to customers. Managed services and SaaS provided under Core Services and Investment Platform engagements are supported by the Company’s internal personnel, proprietary systems and workflows, operational service and support model, the “Dynasty Desktop” SaaS, as well as various SaaS products developed and ultimately hosted by a third party that are generally made available to the customer through the Dynasty Desktop and are provided under Core Services and Investment Platform engagements. A dedicated relationship manager provides ongoing strategic and operational support, including business planning and organizational structure, and serves as a first point of contact for all support issues related to the overall Dynasty engagement. The customer simultaneously receives and consumes the benefits related to the Company’s performance as it performs. The Company recognizes revenue related to this performance obligation using an input method whereby fixed fees are recognized ratably over the contract term based on time elapsed.
Sponsorship — These services consist of the Company providing sponsorship at hosted summits, investment forums, and various other networking events. The agreements may include multiple events or engagements comprised of individual promises to be satisfied during each event. The agreements are generally split into tiers that included a base level of sponsorship that become more robust as additional promises are added to each tier. The customer simultaneously receives and consumes the benefits related to the Company’s performance, and the Company recognizes revenue related to this performance obligation at the point in time at which the services are delivered.
The incremental costs to obtain a contract are those that the Company incurs to obtain a contract with a customer that it would not have otherwise incurred if the contract were not obtained (e.g., a sales commission). The Company does not incur significant costs to obtain a contract.
Disaggregation of Revenue
The Company presents disaggregated revenue related to its performance obligations and, separately, its segments in the following tables:

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
2020
(in thousands)	Managed services and SaaS	Transition services	Sponsor- ship	Total
Revenue
From contracts with customers
Asset-based	31,638	—	—	31,638
Transactional	—	2,077	188	2,265
Manager fees and other	9,226	—	—	9,226
Services outside the scope of ASC 606
Financing	—	—	—	3,071
Total Revenue	40,864	2,077	188	46,200
2019
(in thousands)	Managed services and SaaS	Transition services	Sponsor- ship	Total
Revenue
From contracts with customers
Asset-based	27,370	—	—	27,370
Transactional	—	2,232	1,302	3,534
Manager fees and other	6,658	—	—	6,658
Services outside the scope of ASC 606
Financing	—	—	—	2,916
Total Revenue	34,028	2,232	1,302	40,478
2020
(in thousands)	Core Services	Investment Platform	Capital Strategies	Total
Revenue
From contracts with customers
Asset-based	22,689	8,949	—	31,638
Transactional	2,265	—	—	2,265
Manager fees and other	—	—	—	9,226
Services outside the scope of ASC 606
Financing	—	—	3,071	3,071
Total Revenue	24,954	8,949	3,071	46,200

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
2019
(in thousands)	Core Services	Investment Platform	Capital Strategies	Total
Revenue
From contracts with customers
Asset-based	19,727	7,643	—	27,370
Transactional	3,534	—	—	3,534
Manager fees and other	—	—	—	6,658
Services outside the scope of ASC 606
Financing	—	—	2,916	2,916
Total Revenue	23,261	7,643	2,916	40,478
Sponsorship revenue is recognized at a point-in-time and all other revenue from contracts with customers is recognized over-time.
All of the Company’s revenues were generated in the United States.
Contract balances — Total deferred revenue as of December 31, 2020 increased by $671, primarily due to timing differences related to the satisfaction of outstanding performance obligations for the Company’s in-person client events. These events were postponed in 2020 and rescheduled to occur in 2021, and the Company expects the deferred revenue balance will be recognized in the fourth quarter of 2021.
Cost of services — The Company incurs cost of services paid to third-party service providers primarily for professional services, software licenses and SaaS, as well as investment and asset manager fees that are generated through the Company’s TAMP billing operation. In addition, the Company recognizes interest expense on debt that supports Capital Strategies business activities as cost of services.
Income Taxes — The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon based on their proportionate share.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information, including the technical merits of those positions, available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. For the years ended December 31, 2020, and 2019, the Company had no significant uncertain tax positions.
Recent Accounting Pronouncements — As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.
Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard was issued to increase transparency and comparability for the accounting of lease transactions. This ASU requires that a lessee recognize in the statement of financial position a right-of-use (ROU) asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of comprehensive income. The guidance also requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. The standard is effective for the Company’s fiscal year beginning on January 1, 2022. The standard will have a material impact on the Company’s Consolidated Statements of Financial Position and related disclosures but will not have a material impact on our consolidated income statements. The most significant impact will be the recognition of ROU assets and lease liabilities for the Company’s operating leases.
Intangibles — Internal-Use Software
In December 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40 — Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The standard was issued to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). ASU 2018-15 will be effective for us on January 1, 2021. The Company will adopt the standard effective January 1, 2021 and it is not expected to have a material impact on our consolidated financial statements.
Financial Instruments — Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments. This update replaces the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model. Under CECL, entities are required to measure all expected credit losses over the remaining life of the financial assets held at the reporting date based on historical experience, current conditions, and reasonable forecasts of collectability. Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the statement of financial position. The standard is effective for the Company’s fiscal year beginning on January 1, 2023. The Company is currently evaluating the effect that the standard will have on the consolidated financial statements.
Income Taxes
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The Company is currently evaluating the new guidance to determine the overall impact of the guidance and does not anticipate this standard to have a material impact on our consolidated financial statements.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
2. Summary of Significant Accounting Policies (Continued)
Reference Rate Reform
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. These ASUs provide temporary optional expedients and exceptions to existing guidance on contract modifications and hedge accounting to facilitate the market transition from existing reference rates, such as the London Inter-bank Offered Rate (LIBOR) which is being phased out beginning at the end of 2021, to alternate reference rates, such as the Secured Overnight Financing Rate (SOFR). These standards were effective upon issuance and allowed application to contract changes as early as January 1, 2020. These provisions may impact the Company as contract modifications and other changes occur during the LIBOR transition period. The Company continues to evaluate the optional relief guidance provided within these ASUs, has reviewed its bank facilities and continues to evaluate commercial contracts that may utilize LIBOR as the reference rate. The Company will continue its assessment and monitor regulatory developments during the LIBOR transition period.
Risks and Uncertainties — In March 2020, the United States declared the global pandemic novel coronavirus COVID-19 outbreak a national emergency. As a result, the Company has modified some of its activities to cope with the economic challenges. All Dynasty corporate offices were closed effective March 16, 2020. Employees transitioned effectively to working remotely and as such, the Company did not experience any notable lapses in client service related to its client engagements. This also afforded the Company an opportunity to review and bolster its cloud-based technology infrastructure, controls and procedures. Certain business development activities were also rescheduled to later in the year due to the pandemic and associated market dynamics. While these business development activities generally resumed and overall activity accelerated in the second half of 2020, the full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain. The pandemic may affect its future revenues, expenses, reserves and allowances, and employee-related costs. The pandemic may have significant economic impact on customers, suppliers, and markets. New information may emerge concerning COVID-19 and the actions required to contain or treat the virus may affect the duration and severity of the pandemic.
The majority of the Company’s revenues are derived directly or indirectly as a percentage of the underlying advisory assets of the Company’s RIA clients. In general, those assets are invested in a diversified portfolio of public and private securities directly or indirectly correlated with broad-based securities markets. A systemic reduction in the value of publicly traded securities and market valuations, as was seen during the 2008 financial crisis, would negatively impact the Company’s existing revenue base and could result in delays in business development as the number of prospective advisors looking to launch a new RIA is reduced.
The Company operates in the wealth management industry, which is the subject of consistent legislative activity and regulatory considerations. Two of Dynasty’s wholly owned subsidiaries are registered with the Securities and Exchange Commission (SEC): Dynasty Wealth Management is a RIA and Dynasty Securities is a Financial Industry Regulatory Authority (FINRA) member and limited purpose Broker-Dealer.
The Company continues to monitor and evaluate the potential economic impact that the above risks and uncertainties could have on the Company’s activities.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
3. Fair Value of Financial Instruments
ASC Topic 820, Fair Value Measurements establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
Level 1 — Unadjusted price quotations in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.
The carrying amounts of substantially all of the Company’s financial assets and liabilities are considered to approximate their fair values because they are either short-term in nature or are subject to interest rates that include a floating rate component to approximate current market rates.
Loan Receivable and Payable — The carrying amount of loans receivable and payable approximates fair value as interest rates on these financial assets include a floating rate component to approximate current market rates.
Revenue Participation Interest Receivable — The carrying amount of RPIs receivable approximates fair value as interest rates on these financial assets include a floating rate component to approximate current market rates.
Fair Value of Assets (Liabilities) not measured at fair value
	2020			2019
(in thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Loans receivable	$—	$—	$2,350	$—	$—	$719
RPIs receivable	—	—	13,409	—	—	12,654
Total assets	—	—	15,759	—		13,373
Liabilities
Loans payable	—	—	(1,317)	—	—	(8,300)
Total liabilities	$—	$—	$(1,317)	$—	$—	$(8,300)

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
4. Accounts receivable, net
Accounts receivable, including related party receivables, net of allowance for doubtful accounts, consisted of the following as of December 31, 2020 and 2019:
(in thousands)	2020	2019
Trade receivables	$868	$1,785
Accrued revenues (unbilled)	2,211	2,490
Accounts receivable, gross	3,079	4,275
Less: allowance for doubtful accounts	(44)	(2)
Accounts receivable, net	$3,035	$4,273
5. Prepaid expenses
Prepaid expenses consisted of the following as of December 31, 2020 and 2019:
(in thousands)	2020	2019
Prepaid marketing	$784	$318
Prepaid professional fees, licenses and subscriptions	644	704
Prepaid insurance	99	95
Prepaid rent	48	120
Prepaid other	6	6
Prepaid expenses	$1,581	$1,243
6. Other current assets
Other current assets consist of the following as of December 31, 2020 and 2019:
(in thousands)	2020	2019
Security deposits	$44	$307
Other current assets	$44	$307
7. Property and equipment, net
Property and equipment, net consist of the following as of December 31, 2020 and 2019:
(in thousands)	Estimated Useful Life	2020	2019
Furniture and equipment	5 years	$442	$802
Computer hardware	3 years	204	104
Computer software – internal use	3 years	4,124	3,494
Leasehold improvements	Shorter of the lease term or 15 years	216	216
– Other fixed assets	3 – 5 years	81	—
		5,067	4,616
Less: accumulated depreciation and amortization		(3,523)	(3,444)
Property and equipment, net		$1,544	$1,172

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
7. Property and equipment, net (Continued)
Depreciation and amortization expense for the years ended December 31, 2020 and 2019 was $607 and $592, respectively.
During 2020, the Company closed its New York office and disposed of property and equipment with an historical cost of $620 and accumulated depreciation of $529, and the Company incurred a related property and equipment disposal fee of $23. Loss on the disposal was $114 and is reported in other expenses.
Future amortization expenses associated with capitalized computer software at December 31, 2020 are as follows:
(in thousands)
Years ending December 31:
2021	$446
2022	360
2023	179
2024	—
2025	—
Thereafter	—
$985
8. Loan receivables
Loan receivables consists of the following as of December 31, 2020 and 2019:
(in thousands)	2020	2019
Loans receivable, current	$529	$146
Loan receivables, current	529	146
Loans receivable, noncurrent	1,917	573
Less: allowance for loans receivable	(96)	—
Loan receivables, noncurrent	1,821	573
Loan receivables	$2,350	$719
Effective interest rates for loan receivables range from 4% to 8%. The number of customers who individually represent 10% or more of the total loan receivable balance as of December 31, 2020 and 2019 are two and three, respectively.
9. Revenue participation interest receivables
RPI receivable consists of the following as of December 31, 2020 and 2019:
(in thousands)	2020	2019
Revenue participation interest receivable	$13,409	$12,654
Revenue participation interest receivables	$13,409	$12,654

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
9. Revenue participation interest receivables (Continued)
Effective interest rates for RPI receivables range from 13% to 18%. The number of customers who individually represent 10% or more of the total RPI receivable balance as of December 31, 2020 and 2019 are four and four, respectively. As of December 31, 2020 and 2019, the same customers cumulatively represent $8,696 and $9,050 of the total RPI receivable balances, respectively.
The following table provides a rollforward of RPI activity for the years ended December 31, 2020 and 2019:
2020
	Number of RPIs	Average Weighted Revenue Share %	Investment Balance
Opening Balance	8	8.4%	$12,654
New Investment	2	7.2%	3,058
Repurchase	1	8.0%	(1,640)
Write-Offs			—
Increase/(Decrease) in Accrued Interest			(663)
Increase/(Decrease) in Allowance for Bad Debts			—
Ending Balance	9	7.3%	$13,409
2019
	Number of RPIs	Average Weighted Revenue Share %	Investment Balance
Opening Balance	6	9.9%	$9,118
Investment	3	6.5%	5,032
Repurchase	1	9.1%	(1,683)
Write-Offs			—
Increase/(Decrease) in Accrued Interest			187
Increase/(Decrease) in Allowance for Credit Loss			—
Ending Balance	8	8.4%	$12,654
10. Accrued expenses and compensation
Accrued expenses and compensation consisted of the following as of December 31, 2020 and 2019:
(in thousands)	2020	2019
Accrued payroll and benefits	$2,941	$1,960
Accrued professional fees, licenses and subscriptions	1,349	1,051
Accrued manager fees	1,253	1,273
Accrued other	261	243
Accrued expenses and compensation	$5,804	$4,527

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
11. Loans payable
On July 17, 2017, three Board members of the Company provided a revolving term loan facility, with principal balance of $4,000 as of December 31, 2018. The Company withdrew additional principal through a term loan request of $2,400 on April 19, 2019, and $1,900 on May 17, 2019. As a result, the term loan principal balance was $8,300 as of December 31, 2019. The loan’s original maturity date of July 17, 2018 was extended to July 17, 2021, and it carried an interest rate of one-month LIBOR plus 10%. The term loan was fully repaid and terminated on January 13, 2020. The term loan was utilized to fund the Company’s financing programs. Interest expense recognized in relation to the term loan was $35 and $943 for the years ended December 31, 2020 and 2019, respectively, and as this expense supports the primary business activity of the Capital Strategies segment it is reflected in cost of services in the accompanying Consolidated Statements of Comprehensive Income.
On May 8, 2020, the Company received a $1,317 loan from the Paycheck Protection Program (PPP), a loan program administered through the Small Business Administration (SBA), in conjunction with the Coronavirus Aid, Relief and Economy Security Act (CARES Act). The loan carries an interest rate of 1% and matures on May 8, 2022. The Company determined it was eligible for the loan as the COVID-19 pandemic caused financial uncertainty and anticipated decreases in normal cash flows.
The PPP loan may be forgiven in whole or in part, given certain requirements are met. The amount of loan forgiveness can be up to the full principal amount of the loan and any accrued interest. The Company will not be responsible for any loan payment if it uses all the loan proceeds for forgivable purposes described below and compensation levels are maintained. The Company believes it met the PPP’s loan forgiveness requirements but has not yet applied for forgiveness. When legal release is received from the SBA or lender, the Company will record the amount forgiven as forgiveness income within the other income section of its Consolidated Statements of Comprehensive Income. If any portion of the PPP loan is not forgiven, the Company will be required to repay that portion, plus interest, through the maturity date. For further information, see Note 17 to Consolidated Financial Statements.
On November 17, 2020, the Company entered into a $20,000 credit agreement (“Revolving Credit Facility”) with UMB Bank n.a. for the explicit purpose of funding loans, RPIs and recapitalization of the Consolidated Statements of Financial Position of the Company. Obligations under the agreement are secured by substantially all of the Company’s assets and as of December 31, 2020, there were no amounts outstanding under the Revolving Credit Facility.
In the event that the Company has borrowing under the Revolving Credit Facility, it will pay interest on those borrowings at the prevailing LIBOR Rate plus 3.0%, subject to a minimum LIBOR rate of 0.5% (or a comparable rate, should LIBOR cease to be published). Any borrowings under the Revolving Credit Facility will mature on October 30, 2023. There is also a commitment fee equal to 0.5% per annum on the daily unused portion of the Revolving Credit Facility, payable quarterly in arrears and due on the last day of each calendar quarter. For the year ended December 31, 2020, the Company incurred $12 in commitment fees under the Revolving Credit Facility.
The credit agreement contains customary conditions, representations and warranties, affirmative and negative covenants, mandatory prepayment provisions and events of default. The covenants include certain financial covenants requiring the Company to maintain compliance with a maximum senior leverage ratio, a maximum total leverage ratio, a minimum interest coverage ratio and minimum adjusted EBITDA. The credit agreement also contains provisions that, in the event of default, require the Company to maintain minimum liquidity levels, limit the ability of Dynasty Financial Partners and its subsidiaries to incur debt, make investments, sell assets, create liens, engage in transactions with affiliates, engage in mergers and acquisitions, pay dividends and other restricted payments, grant negative pledges and change their business activities.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
11. Loans payable (Continued)
The Company’s outstanding debt obligations as of December 31, 2020 and 2019 were as follows:
(in thousands)	2020	2019
Term loan principal payable due 2021	—	$8,300
Term loan interest payable	—	252
PPP loan payable in 2021	1,317	—
Loans payable	$1,317	$8,552
12. Commitments and Contingencies
Operating Lease Obligations
The Company is obligated under certain non-cancellable operating leases for its facilities, which expire on various dates through 2024.
Rental expense for the operating leases was $1,654 and $1,324 for the years ended December 31, 2020 and 2019, respectively, and was recorded in general and administration expense in the Company’s Consolidated Statements of Comprehensive Income.
Future minimum lease payments under non-cancellable operating leases at December 31, 2020 are as follows:
(in thousands)
Years ending December 31:
2021	$553
2022	512
2023	510
2024	478
2025	—
Thereafter	—
$2,053
Litigation
The Company is subject to certain legal proceedings and claims that arise in the normal course of business. In the opinion of management, the Company does not believe that the amount of liability, if any, as a result of these proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows. As of December 31, 2020 and 2019, the Company does not have any contingency reserves established for any litigation liabilities.
13. Members’ equity
The Company has created and designated the following series of members’ common units: Class A, Class B, Class C, Class P, and Class Q. Class A, Class B, and Class C units are designated as capital interests units, and Class P and Class Q units are designated as profits interests units.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
13. Members’ equity (Continued)
The Company has the authority to issue 68,837,177 common units. The voting rights associated with the classes of units are as follows:
Class of Unit Interests	Number of Votes per Unit
Class A	One
Class B	Five
Class C	One
Class P & Class Q	Non Voting
In the event of the death, disability, dissolution, termination, or bankruptcy of a Class B Member, the Class B interests held by that member will be automatically converted into Class A interests.
Distributable ordinary proceeds and distributable capital transaction proceeds are, to the extent permitted under the Company’s operating agreement and under applicable law, distributed to the members as soon as the Company’s Board determines it to be reasonably practicable to do so as follows and in the following order of priority:
•
First, to the Class A Members in proportion to and to the extent of their respective “Return”, where Return is defined as 7% annual simple interest (not compound) on Class A unreturned capital contributions made prior to March 2018, calculated from January 1, 2016 (or, if later, the date of such capital contribution);

•
Second, to the Class A Members in proportion to and to the extent of their respective unreturned Class A capital contributions;

•
Third, to the Members in respect of each outstanding interest in such a manner as will cause total cumulative distributions (inclusive of any Return, if applicable), by the Company to the Members to have been made, as closely as is possible and practicable, in proportion to their respective percentage interests; provided that each outstanding interest will only participate in such distribution after any interest with a lower threshold amount has received distributions in respect of such lower threshold amount, and each Class C Member will receive cumulative aggregate distributions equal to such Member’s unreturned Class C capital contribution; and

•
Fourth, to the Members in proportion to and to the extent of their respective percentage interests.

The following table summarizes activity in the Company’s common units during the period:

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
13. Members’ equity (Continued)
	Capital Interests			Profits Interests
(in units)	Class A Units	Class B Units	Class C Units	Class P Units	Class Q Units	All Classes Total Units
Balance, December 31, 2018	27,032,685	13,438,140	—	3,957,993	958,527	45,387,345
Issued/Vested	121,999	—	—	—	322,700	444,699
Repurchased	(68,384)	—	—	(207,397)	(42,833)	(318,614)
Balance, December 31, 2019	27,086,300	13,438,140	—	3,750,596	1,238,394	45,513,430
Issued/Vested	1,457,969	—	1,550,388	—	353,067	3,361,424
Repurchased	(72,886)	(410,649)	—	(670,797)	(480,827)	(1,635,159)
Balance, December 31, 2020	28,471,383	13,027,491	1,550,388	3,079,799	1,110,634	47,239,695
The number of members’ common units outstanding was 47,239,695 and 45,513,430 as of December 31, 2020 and 2019, respectively.
14. Operating expenses
Operating expenses consist of the following as of December 31, 2020 and 2019:
(in thousands)	2020	2019
Cost of services	$21,784	$20,850
Compensation and benefits	$13,720	$12,032
General and administration:
Rent, utilities and real estate taxes	1,762	1,450
Professional and consulting fees	1,669	1,425
Computer, internet, and cable	719	545
Marketing	396	458
Travel and entertainment	382	1,257
Other general and administration	272	832
Total general and administration	5,200	5,967
Depreciation and amortization	607	592
Operating expenses	$41,311	$39,441
15. Related Parties
Three members of the Board of Managers provided a term loan of $8,300 on July 17, 2017. The balance as of December 31, 2019 of $8,552 is inclusive of interest payable of $252. The loan was fully repaid on January 13, 2020. Refer to Note 11 — Loans Payable for additional details.
The Company signed a multi-year service level agreement (SLA) to bring Mariner Wealth Advisors on as a client following a consulting engagement during January 1, 2020. On March 6, 2020, the CEO and President of Mariner Wealth Advisors indirectly acquired a minority interest in the Company through a purchase of 484,496 Class C units for $2,500. From the date of the acquisition of the minority interest through December 31, 2020, the Company recognized revenue of $514 related to the SLA in place with Mariner Wealth Advisors and had an associated accounts receivable balance of $187.
Envestnet is a vendor and acquired a minority interest in the Company on January 8, 2020 through purchases of 968,993 Class A and 1,017,442 Class C units for $5,000 and $5,250, respectively. The

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
15. Related Parties (Continued)
Company leverages the Envestnet and FolioDynamix (subsidiary of Envestnet) TAMP services to support the Company’s billing and investment product activity. From the date of the acquisition of the minority interest through December 31, 2020, the Company recognized expenses of $8,296 related to this relationship with Envestnet and had an associated accounts payable balance of $2,221.
Envestnet is also a partner in launching ASx, which is an entity fully owned by the Company. Envestnet has committed $250 per quarter for 8 quarters beginning in the third quarter of 2020 to share startup costs, and the Company has a revenue share relationship with Envestnet (for ASx entity only) for services sourced through ASx and ultimately performed by Dynasty, 5% is retained by ASx to cover administration costs and of the remainder, 15% of gross revenue is paid to Envestnet. For services sourced through ASx and ultimately performed by Envestnet, 5% is retained by ASx to cover administration costs and of the remainder, 85% of gross revenue is paid to Envestnet. From the date of the acquisition of the minority interest through December 31, 2020, the Company recognized revenue of $9, and as of December 31, 2020 had associated accounts receivable balance of $75.
16. Segment Information
We operate in three segments in accordance with ASC Topic 280, Segment Reporting. Operating segments are components of public entities that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and evaluated regularly by our Chief Operating Decision Maker (CODM) in deciding how to assess performance and allocate resources. Reportable segments are generally organized around the Company’s business services. The Company’s reportable segments are:
•
Core Services — provider of integrated technology solutions and value-add business services that empower the Dynasty network of independent financial advisors and wealth management enterprises.

•
Investment Platform — TAMP that provides scaled access to a broad range of investment strategies, solutions, and research from across the asset management industry.

•
Capital Strategies — suite of financing solutions available to advisors in the Dynasty Network to support business start-up, inorganic growth, and succession planning.

•
Other — includes manager fees and the Company’s ASx business, which is not considered material for reporting purposes.

Certain of the Company’s costs and assets are not directly attributable to these segments and are referred to as corporate costs. Management does not allocate corporate costs or assets to the segments because those costs or assets are not used to evaluate the segments’ operating results or financial position. Corporate costs include certain costs related to executive management and personnel, business technology, legal, finance, human resources, business development, and general and administration.

Dynasty Financial Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2020 and 2019
(in thousands, except units)
16. Segment Information (Continued)
The following table presents a detail of income (loss) from operations by segment:
2020
(in thousands)	Core Services	Investment Platform	Capital Strategies	Sub-Total Segments	Other	Other Unallocated	Total
Revenue	24,954	8,949	3,071	36,974	9,226	—	46,200
Cost of services	10,455	2,021	35	12,511	9,273	—	21,784
Compensation and benefits	—	—	—	—	—	13,720	13,720
General and administration	—	—	—	—	—	5,200	5,200
Depreciation and amortization	—	—	—	—	—	607	607
Income (loss) from operations	14,499	6,928	3,036	24,463	(47)	(19,527)	4,889
2019
(in thousands)	Core Services	Investment Platform	Capital Strategies	Sub-Total Segments	Other	Other Unallocated	Total
Revenue	23,261	7,643	2,916	33,820	6,658	—	40,478
Cost of services	11,368	1,807	943	14,118	6,732	—	20,850
Compensation and benefits	—	—	—	—	—	12,032	12,032
General and administration	—	—	—	—	—	5,967	5,967
Depreciation and amortization	—	—	—	—	—	592	592
Income (loss) from operations	11,893	5,836	1,973	19,702	(74)	(18,591)	1,037
The accounting policies of the Company’s segments are the same as those described in the summary of significant accounting policies included herein.
17. Subsequent Events
In preparing its consolidated financial statements, the Company has evaluated subsequent events through September 3, 2021, which is the date the consolidated financial statements were available to be issued.
Financing Activities
On July 30, 2021, the Company made a decision to not apply for forgiveness of its loan under the PPP and repaid outstanding principal of $1,317 and interest of $16.
Issuance and Repurchase of Units
Between January 1, 2021 and September 3, 2021, the Company issued 134,908 capital interests units and 392,900 profits interests units and the Company repurchased 403,571 capital interests units and repurchased 577,315 profits interests units in exchange for net cash distributions of $1,957.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Dynasty Financial Partners Inc.
Opinion on the Financial Statement
We have audited the accompanying statement of financial position of Dynasty Financial Partners Inc. (the “Company”) as of August 31, 2021, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of August 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Tampa, Florida
October 15, 2021
We have served as the Company's auditor since 2021.

Dynasty Financial Partners Inc.
Statement of Financial Position
as of August 31, 2021
August 31, 2021
Assets
Cash and cash equivalents	$—
Total assets	$—
Liabilities and stockholders’ equity
Total liabilities	$—
Common stock, $0.01 par value, 100 shares authorized, none issued or outstanding	—
Total stockholders’ equity	—
Total liabilities and stockholders’ equity	$—

DYNASTY FINANCIAL PARTNERS INC.
NOTES TO FINANCIAL STATEMENT
August 31, 2021
1.   Description of Business
Dynasty Financial Partners Inc. (the “Company”) was formed as a Delaware corporation on August 16, 2021. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Dynasty Financial Partners, LLC (“Dynasty LLC”), a Delaware limited liability company. The Company will be the managing member of Dynasty LLC and will operate and control all the businesses and affairs of Dynasty LLC and, through Dynasty LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.
2.   Summary of Significant Accounting Policies
Basis of Presentation
The financial statement and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission. Statements of income, changes in stockholders’ equity and cash flows have not been presented because we have not engaged in any business or other activities except in connection with our formation.
3.   Stockholders’ Equity
The Company is authorized to issue 100 shares of Common Stock with a par value of $0.01 per share. As of August 31, 2021, no shares have been issued or are outstanding.
4.   Commitments and Contingencies
As of August 31, 2021, the Company has no commitments or contingencies.
5.   Subsequent Events
The Company has evaluated subsequent events that have occurred from August 31, 2021, to October 15, 2021, which is the date that the financial statement was issued.
Issuance of Shares
On September 2, 2021, the Company issued 100 shares of Common Stock at $1.00 per share in exchange for a cash contribution of $100.

Shares
Dynasty Financial Partners Inc.
Class A Common Stock
Goldman Sachs & Co. LLCJ.P. Morgan
Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the        .
Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers.
Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit.
Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.
Our amended and restated certificate of incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving any breach of the director’s duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions; or any transaction from which the director derives an improper personal benefit.
Our amended and restated certificate of incorporation and our amended and restated bylaws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Indemnification Agreements
Prior to the completion of this offering, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.
The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
Directors’ and Officers’ Liability Insurance
Prior to the completion of this offering, we will have obtained directors’ and officers’ liability insurance that insures against certain liabilities that our directors and officers and the directors and officers of our subsidiaries may, in such capacities, incur.
Underwriting Agreement
In the underwriting agreement we will enter into in connection with the sale of the shares of Class A common stock being registered hereby, the underwriters have agreed to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities, or to contribute to payments such parties may be required to make in respect of these liabilities.
Item 15.   Recent Sales of Unregistered Securities.
Except as set forth below, in the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act.
On      , 2021, the Registrant issued 100 shares of its common stock, par value $0.01 per share, to Dynasty Financial Partners in exchange for $100.
Prior to the completion of this offering,      shares of Class B common stock and      shares of Class C common stock will be issued to Dynasty Financial Management, LLC.
The securities issued in each of the foregoing transactions were issued in reliance upon the exemption from the registration requirement of the Securities Act provided for by Section 4(a)(2) thereof for transactions not involving a public offering.

Item 16.   Exhibits and Financial Statement Schedules.
(a)   Exhibits:
Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*
3.2	Form of Amended and Restated Bylaws of the Registrant*
5.1	Opinion of Sullivan & Cromwell LLP*
10.1	Form of Third Amended and Restated Limited Liability Company Agreement of Dynasty Financial Partners, LLC*
10.2	Form of Merger Agreement between Dynasty Financial Partners Inc., Dynasty Financial Partners, LLC, Dynasty Financial Management, LLC and Dynasty Merger Sub, LLC*
10.3	Form of Registration Rights Agreement*
10.4	Form of Exchange Agreement*
10.5	Form of Indemnification Agreement*
10.6	Form of Tax Receivable Agreement*
10.7	Form of Reimbursement Agreement*
10.8	2021 Omnibus Incentive Compensation Plan*†
10.9	2021 Non-Employee Director Plan*†
10.10	Stockholder Agreement with certain principal stockholders and GF-Dynasty, LLC*
10.11	Credit Agreement, dated as of November 17, 2020, among Dynasty Capital Strategies LLC and each Series Limited Liability Company thereof, as Borrower, Dynasty Financial Partners, LLC, as Parent and UMB Bank, N.A., as Lender.*
10.12	Employment Agreement, dated as of February 12, 2014, between Dynasty Financial Partners, LLC and Shirl Penney.*†
10.13	Employment Agreement, dated as of February 12, 2014, between Dynasty Financial Partners, LLC and Edward Swenson.*†
10.14	Offer Letter, dated August 15, 2012, between Dynasty Financial Partners, LLC and Jonathan R. Morris.*†
21.1	Subsidiaries of the Registrant*
23.1	Consent of PricewaterhouseCoopers LLP as to Dynasty Financial Partners, LLC*
23.2	Consent of PricewaterhouseCoopers LLP as to Dynasty Financial Partners Inc.*
23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
99.1	Consent of Henchy Rachel Enden*
99.2	Consent of Todd Thomson*
99.3	Consent of Avery Johnson*

*
To be filed by amendment.

†
Management contract or compensatory plan or arrangement.

(b)   Financial Statement Schedules:
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.   Undertakings.
(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)   The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(4)   For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;
(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the       day of        , 2021.
By: Name: Title:	Shirl Penney Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Shirl Penney, Justin Weinkle, Edward Swenson and Jonathan Morris, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the     day of       , 2021.
Signature	Title
Shirl Penney	Chief Executive Officer, President and Director (Principal Executive Officer)
Justin Weinkle	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Harvey Golub	Chairman of the Board
Sam Levinson	Director